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As filed with the Securities and Exchange Commission on November 16, 2007

Registration No. 333-142402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TRIPLE-S MANAGEMENT CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Puerto Rico (State or Other Jurisdiction of Incorporation or Organization)	6324 (Primary Standard Industrial Classification Code Number)	66-0555678 (I.R.S. Employer Identification Number)

1441 F.D. Roosevelt Avenue
San Juan, Puerto Rico, 00920
(787) 749-4949
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Ramón M. Ruiz-Comas
President and Chief Executive Officer
1441 F.D. Roosevelt Avenue
San Juan, Puerto Rico, 00920
(787) 749-4949
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Nicholas A. Kronfeld Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000 Telecopy: (212) 450-3800	William J. Whelan, III Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000 Telecopy: (212) 474-3700

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)(3)	Amount Of Registration Fee(4)

Class B Common Stock, par value $1.00 per share	$289,800,000	$8,896.86

(1)
Includes shares of common stock that may be purchased by the underwriters to cover over-allotments, if any.

(2)
Includes shares issuable to holders of Class B Common Stock without separate consideration in future periods pursuant to certain anti-dilution rights of the shares of Class B Common Stock.

(3)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(4)
$7,675.00 was previously paid with the initial filing of the registration statement on April 27, 2007.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 16, 2007

14,000,000 Shares

Class B Common Stock

        Prior to this offering, there has been no public market for our common stock. The initial public offering price of our Class B common stock is expected to be between $16.00 and $18.00 per share. We have applied to list our Class B common stock on the New York Stock Exchange under the symbol "GTS".

        We are selling 5,000,000 shares and the selling shareholders are selling 9,000,000 shares. We are not offering or listing our shares of Class A common stock. Upon completion of this offering, assuming the underwriters fully exercise the option to purchase additional shares described below, 16,100,000 of our shares of Class B common stock, representing approximately 50.0% of our share capital, will be held by the public and 16,072,759 shares of Class A common stock, representing approximately 50.0% of our share capital, will be held by our current shareholders. We will not receive any of the proceeds from the sale of shares by the selling shareholders. The two classes of common stock differ due to the conversion rights of the Class A common stock and the anti-dilution rights of the Class B common stock. See "Description of Capital Stock" on page 141.

        Our amended and restated articles of incorporation prohibit any institutional investor from owning 10% or more of our outstanding voting securities, any noninstitutional investor from owning 5% or more of our outstanding voting securities and any person or entity from owning equity securities representing a 20% or greater ownership interest in our company. These ownership restrictions will apply to the shares sold in this offering. See "Description of Capital Stock" on page 141 for a more detailed discussion of these restrictions.

        The underwriters have an option to purchase up to 316,759 and 1,783,241 additional shares of Class B common stock from us and the selling shareholders, respectively, to cover over-allotments of shares.

        Investing in our Class B common stock involves risks. See "Risk Factors" on page 10.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Triple-S Management Corporation	Proceeds to the Selling Shareholders
Per Share	$	$	$	$
Total	$	$	$	$

        Delivery of the shares of Class B common stock will be made on or about                            , 2007.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book Running Managers

Credit Suisse	UBS Investment Bank

CIBC World Markets	Citi
Popular Securities	Santander Securities

        The date of this prospectus is                            .

        You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

        Puerto Rico insurance laws require the prior approval of the Commissioner of Insurance of the Commonwealth of Puerto Rico (the Commissioner of Insurance) for (1) any offer to acquire or sell any issued and outstanding voting securities of Triple-S Management Corporation or any of its insurance subsidiaries that constitutes 10% or more of our or our subsidiary's stock, and (2) any solicitation or receipt of funds in exchange for the issuance of new shares of our or our insurance subsidiaries' capital stock. See "Description of Capital Stock".

Dealer Prospectus Delivery Obligation

        Until            , 2007 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

        In this prospectus, "Triple-S", "TSM", the "Company", the "Corporation", "we", "us", and "our" refer to Triple-S Management Corporation, a Commonwealth of Puerto Rico corporation, and, as the context requires, its subsidiaries. References to "shares" or "common stock" refer collectively to our Class A common stock and Class B common stock, unless the context indicates otherwise. All share and per share amounts in this prospectus have been restated to reflect the 3,000-for-one stock split of our common stock effected by us on May 1, 2007. This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the information set forth in "Risk Factors", before making an investment decision.

Our Company

        We are the largest managed care company in Puerto Rico, serving approximately one million members across all regions, and hold a leading market position covering approximately 25% of the population. We have the exclusive right to use the Blue Shield name and mark throughout Puerto Rico and have over 45 years of experience in the managed care industry. We offer a broad portfolio of managed care and related products in the Commercial, Medicare and Puerto Rico Health Reform (similar to Medicaid) markets.

        We serve a full range of customer sectors, from corporate accounts, federal and local government employees and individuals to Medicare recipients and Puerto Rico Health Reform (the Reform) enrollees, with a wide range of managed care products. We market our managed care products through both an extensive network of independent agents and brokers located throughout Puerto Rico as well as an internal salaried sales force.

        We also offer complementary products and services, including life insurance, accident and disability insurance, and property and casualty insurance. As a result of our acquisition of Great American Life Assurance Company of Puerto Rico (GA Life) (now Triple-S Vida, Inc.) in January 2006, we are the leading provider of life insurance policies in Puerto Rico.

        In the year ended December 31, 2006, we generated total revenue of approximately $1.6 billion, of which approximately 88% was derived from our managed care businesses and 12% from our life insurance and property and casualty insurance businesses. In the nine months ended September 30, 2007, we generated total revenue of approximately $1.2 billion, of which approximately 87% was derived from our managed care businesses and 13% from our life insurance and property and casualty insurance businesses.

Our Competitive Strengths

        Strong Brand Recognition and Reputation in Puerto Rico.    We believe that the strength of the Triple-S brand, which we have built through our longstanding presence in Puerto Rico, and our exclusive license to use the Blue Shield mark, gives us a significant competitive advantage. With an operating history of over 45 years, Triple-S is the second largest locally-owned company and one of the most widely recognized brands in Puerto Rico based on several studies conducted in recent years. We have a loyal customer base, with an average yearly customer retention rate of over 90% in our corporate accounts business since 2003. In addition, we believe we enjoy a strong competitive advantage as a result of our participation in the Blue Cross Blue Shield Association's BlueCard® PPO (BlueCard) program, which provides our members with coverage for medical attention throughout the United States, the primary travel destination of Puerto Rico residents.

        Leading Market Positions with Broad Range of Managed Care Products.    We are the largest managed care company in Puerto Rico according to filings with the Commissioner of Insurance. We serve approximately one million Blue Shield members across all regions of Puerto Rico and hold a leading market position covering approximately 25% of the population. We enjoy leading market positions in many customer sectors, including corporate accounts, Medicare Supplement, federal government employees and individual accounts. We offer customized managed care products including health maintenance organizations (HMOs) to our Medicare Advantage and Reform customers and preferred provider organizations (PPOs) on both a fully insured and self-funded basis to our Commercial customers, and as a result we believe that we have the most comprehensive range of managed care products in Puerto Rico.

        Broad Provider Networks.    We believe we have the broadest geographic coverage of any managed care provider in Puerto Rico, including hospital and physician networks consisting of some of the most well-recognized physicians and hospitals in Puerto Rico. This is particularly important to large corporate accounts, which typically require that a single managed care provider cover all of their employees. For example, we believe that a number of corporate clients have contracted with us because we offer an island-wide provider network, as well as access to U.S. providers through the BlueCard program. We maintain strong provider relationships in all of our markets.

        Commitment to Quality Care.    We have demonstrated our commitment to quality care, implementing a number of disease management and health education programs, including programs that target asthma, diabetes, heart failure, hypertension and selected nutrition-related conditions, as well as a prenatal program and a medication therapy management program. We have had a contract with McKesson Health Solutions since 1998 pursuant to which it provides us with 24-hour nurse triage (for all of our customer sectors) and utilization management program services for the Reform segment, Medicare Advantage programs and certain Commercial customers.

        Strong Complementary Businesses.    To enhance our relationships with managed care customers, we offer life, disability and property and casualty insurance products designed to complement the sale of our managed care products and services. As a result of our acquisition of GA Life in January 2006, we are the leading provider of life insurance policies in Puerto Rico. Our broad range of managed care and complementary products provides us with significant opportunities to develop additional points of distribution, particularly among the insurance agencies of Puerto Rico-based financial institutions. In addition, approximately 42% of the sales agents employed by us are licensed to sell both life insurance and managed care products.

        Proven and Experienced Management Team.    We have been a market leader in managed care in Puerto Rico for over 45 years and believe that the extensive experience of our management team provides us with a strong competitive advantage. We also have a strong record of management continuity, which has allowed for efficiency of operations and retention of valuable knowledge. Our senior management team has an average of 13 years of experience at Triple-S.

Our Strategy

        Expand Operating Margins and Realize Operating Efficiencies.    Our managed care business was exempt from Puerto Rico income taxes from 1979 until 2003, and was operated as if it was a not-for-profit until that time, as required by the terms of the exemption. Beginning in 2004, we increased our efforts to manage medical costs and generate profits as a for-profit managed care company. Even more recently, in anticipation of becoming a public company and to compete more effectively, we have begun to implement or, in some cases, expect to implement, a number of initiatives to reduce utilization and overall medical costs. Some of these initiatives include:

  •
  re-pricing unprofitable customer contracts or permitting such contracts to lapse;

  •
  refining our provider network;

  •
  expanding existing Reform sector disease management programs to other sectors, such as Commercial and Medicare;

  •
  implementing radiology benefits management initiatives to reduce spending on high-tech imaging; and

  •
  refining our pharmacy network.

        We believe that increased scale in each of our segments will provide efficiencies and greater opportunities to sustain profitable growth.

        Grow Medicare Advantage Business.    We intend to leverage our brand recognition to further penetrate the Medicare Advantage (a managed care program available to Medicare beneficiaries) market. We entered the Medicare Advantage market in 2005 and as of September 30, 2007 had approximately 11.3% of the Medicare Advantage market in Puerto Rico. As of December 31, 2006, Puerto Rico had over 600,000 persons eligible for Medicare. Puerto Rico is a particularly attractive growth opportunity, as the population over the age of 65 is expected to grow at an average of 2.4% per annum between 2005 and 2010, as compared to 1.7% in the continental United States, according to the Puerto Rico Planning Board and U.S. Census Bureau. We believe our Medicare Advantage business will continue to grow, driven by the following:

  •
  Leveraging our position in the Reform business to expand our Medicare Advantage coverage of dual-eligibles (individuals who qualify for both Medicare and Reform benefits). As of December 31, 2006, approximately 35% of Medicare beneficiaries in Puerto Rico were considered dual-eligibles.

  •
  Targeting the conversion of Medicare Supplement members (members with Medicare coverage who purchase supplemental coverage to pay for Medicare deductibles and co-insurance and additional non-Medicare covered benefits) to the more comprehensive benefits structure offered by the higher revenue-generating Medicare Advantage products. We introduced for the January 2007 enrollment period a variety of new Medicare Advantage products and benefits, including an integrated prescription drug plan and a Commercial Medicare Advantage HMO product. In addition, we expect to grow our Medicare Advantage business through the conversion of Medicare Part D prescription drug plan members to Medicare Advantage products.

        Develop New Products to Attract and Retain Customers.    We intend to leverage our strong brand recognition and extensive history to drive profitable growth by introducing new products to the Puerto Rico market. Our particular focus is on the Commercial sector within our managed care segment, where we intend to introduce new products such as reduced benefits packages targeted at part-time employees, a new preferred provider network targeted at low salary industries and the uninsured, various new products for individual markets, a lower cost limited provider network and other new group products. We believe that such new products will also help us to retain existing customers by meeting their evolving needs for managed care products. We believe that Puerto Rico is a highly cost-effective market in which to introduce new products because of its dense population.

        Pursue Cross-Selling and Related Opportunities.    To expand our relationships with our managed care customers, we intend to capitalize on cross-selling opportunities by taking advantage of our leading brand name and using our internal and external sales forces to sell both managed care and complementary products such as life, disability and property and casualty insurance. Only 13 of our 30 largest corporate customers currently purchase both managed care and complementary products from us. We believe that our acquisition of GA Life, through which we acquired individual life insurance products and a substantial sales force, will allow us to further capitalize on cross-selling opportunities. We have established relationships with leading financial institutions in Puerto Rico, which we believe will allow us to develop our business opportunities in property and casualty and life insurance products through these institutions' agency operations.

        Disciplined Expansion Strategy.    We believe that profitable growth, both organic and through acquisitions, is an important part of our business. Increased scale can allow us to improve operating margins, while maintaining competitive prices for our products. We believe that we have the ability to efficiently integrate acquisitions, as evidenced by our successful integration of GA Life. We intend to focus on acquiring managed care plans that expand our product offering. We also may seek to expand our business outside Puerto Rico in the Caribbean or the continental United States, with a particular focus on Hispanic communities, although we currently are not able to sell our managed care products in these areas under the Blue Shield name and will not be able to do so in any area in which a licensee already operates. In addition, we believe that Puerto Rico's Reform managed care model is similar to that of many U.S. states' Medicaid programs. We may seek to leverage our expertise in the Reform business by expanding into the U.S. Medicaid managed care market via a joint venture with a U.S. managed care company or an acquisition.

History and Corporate Information

        We have been owned since our founding in 1959 by doctors and dentists that are or were providers in our managed care networks. We were incorporated under the laws of Puerto Rico and commenced operations in January 1999 as part of a reorganization pursuant to which our current holding company structure was created. The purpose of the reorganization was to increase our flexibility, as holding companies are not insurance companies within the meaning of the Puerto Rico Insurance Code and are therefore generally not directly subject to the limitations applicable to insurance companies.

        We operate our managed care business through our subsidiary Triple-S, Inc. (TSI), our life insurance business through our subsidiary GA Life and our property and casualty insurance business through our subsidiary Seguros Triple-S, Inc. (STS). Each of our operating subsidiaries is a regulated entity under the laws of Puerto Rico.

        Our principal offices are located at 1441 F.D. Roosevelt Avenue, San Juan, Puerto Rico and our telephone number is (787) 749-4949. Our website address is www.triplesmanagement.com. The information contained therein is not incorporated by reference in this prospectus.

THE OFFERING

Common stock offered by
Us	5,000,000 shares of Class B common stock
Selling shareholders	9,000,000 shares of Class B common stock
Total	14,000,000 shares of Class B common stock
Over-allotment option
Us	316,759 shares of Class B common stock
Selling shareholders	1,783,241 shares of Class B common stock
Total	2,100,000 shares of Class B common stock
Common stock to be outstanding after this offering
31,856,000 shares (32,172,759 shares if the over-allotment option is exercised in full), consisting of 17,856,000 shares of Class A common stock and 14,000,000 shares of Class B common stock (16,072,759 shares of Class A common stock and 16,100,000 shares of Class B common stock if the over-allotment option is exercised in full)
Use of Proceeds
We estimate that our proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $75.6 million, assuming the shares of Class B common stock are offered at $17.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. We intend to use the net proceeds from this offering for general corporate purposes, including working capital and possible acquisitions and investments. We will not receive any proceeds from the sale of shares by the selling shareholders. See "Use of Proceeds".
Voting Rights
Each share of common stock is entitled to one vote on every matter properly submitted to the shareholders for their vote. There shall be no cumulative voting of a class or series of capital stock in the election of our directors.
Dividend Policy	We do not expect to pay any cash dividends for the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. See "Dividend Policy".
Conversion Rights of Class A Common Stock
At any time after the first anniversary of the completion of this offering, our board of directors may, in its sole discretion and after considering relevant factors, including market conditions at the time, cause shares of our Class A common stock to be converted to shares of Class B common stock, including in connection with one or more underwritten public offerings; provided, that the aggregate number of shares of Class A common stock that may be converted, together with all shares of Class A common stock that shall have been converted on any prior occasion, shall be limited to two-thirds of the number of shares of common stock outstanding immediately prior to the consummation of this offering. In addition, at any time after the fifth anniversary of the completion of this offering, or such earlier date after the first anniversary of the completion of this offering as all claims with respect to which anti-dilution protections are afforded to Class B common stock have been resolved, all or any portion of our shares of Class A common stock may, at the sole discretion of our board of directors and after considering relevant factors, including market conditions at the time, be converted to shares of Class B common stock, at which time the anti-dilution protections described under "Description of Capital Stock—Anti-Dilution Rights" will terminate. Our Class B common stock is not convertible into any other shares of our capital stock.
Anti-Dilution Protections of Class B Common Stock
For a period of five years from the completion of this offering, subject to extension or shortening under certain circumstances, each holder of our shares of Class B common stock will benefit from anti-dilution protections provided in our amended and restated articles of incorporation, pursuant to which each holder of shares of Class B common stock will be entitled to receive, upon any issuance of our shares to certain potential claimants at a price or prices below the then-prevailing market price, such number of additional shares of Class B common stock as is necessary to maintain the approximate market value of such holder's investments in us as of the date immediately prior to the first public announcement of the proposed issuance of shares to such claimants. See "Risk Factors—Risks Relating to Our Capital Stock" and "Description of Capital Stock". We believe that these protections should be sufficient to prevent dilution of the shares of Class B common stock resulting from the issuance of shares to claimants at a price or prices below the then-prevailing market prices, but cannot provide assurances that the protections will be effective in all potential scenarios. Our Class A common stock does not have these anti-dilution protections.
Proposed New York Stock Exchange Symbol	"GTS"

        Unless otherwise indicated, the information in this prospectus:

  •
  assumes an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the front cover of this prospectus);

  •
  reflects the 3,000-for-one stock split effected by us on May 1, 2007;

  •
  assumes no exercise of the underwriters' option to purchase up to 316,759 and 1,783,241 additional shares from us and the selling shareholders, respectively, to cover over-allotments.

  The number of shares of our Class B common stock to be outstanding after this offering does not take into account:

  •
  852,353 shares of Class B common stock issuable upon the exercise of stock options outstanding as of the closing of this offering exercisable at the initial price to the public in this offering; and

  •
  an aggregate of 4,700,000 shares of Class B common stock that will be reserved for future issuances under our stock incentive plan as of the closing of this offering.

Risk Factors

        Investing in our common stock involves substantial risk. Please read "Risk Factors" beginning on page 10 for a discussion of certain factors you should consider in evaluating an investment in our common stock.

SUMMARY CONSOLIDATED FINANCIAL AND ADDITIONAL DATA

        The table below provides a summary of our historical consolidated financial data for each of the three years in the period ended December 31, 2006 and for the nine-month periods ended September 30, 2007 and 2006. We derived the statement of earnings data for the three years in the period ended December 31, 2006, and the balance sheet data as of December 31, 2006, 2005 and 2004 from our audited consolidated financial statements.

        Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in our opinion, reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of this data in all material respects. The results for any interim period are not necessarily indicative of the results that may be expected for a full year or any other period.

        You should read this summary consolidated financial data together with "Selected Consolidated Financial and Additional Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and accompanying notes included elsewhere in this prospectus.

        Until October 31, 2006, we had contracts with the government of the Commonwealth of Puerto Rico (the government of Puerto Rico) to be the Reform insurance carrier for three of the eight geographical areas into which Puerto Rico is divided for purposes of the Reform. In October 2006, we were informed that the new contract to serve one of these regions, Metro-North, had been awarded to another managed care company effective November 1, 2006. The contracts for the other two regions were renewed for additional terms ending June 30, 2008 and applicable premium rates were negotiated, resulting in an average increase in rates of 8.7%. The premiums earned, net and operating income related to the operations of the Metro-North region for the nine months ended September 30, 2006 amounted to $145.8 million and $6.9 million, respectively. The premiums earned, net and operating income related to the operations of the Metro-North region amounted to $161.6 million and $5.4 million, respectively, for the year ended December 31, 2006, and $200.9 million and $3.5 million, respectively, for the year ended December 31, 2005.

	Nine months ended September 30,		Year Ended December 31,
(in millions, except per share data)	2007	2006(1)	2006(1)	2005	2004
Statement of Earnings Data
Revenues:
Premiums earned, net	$1,101.6	$1,158.6	$1,511.6	$1,380.2	$1,299.0
Administrative service fees	11.0	10.4	14.1	14.4	9.2
Net investment income	33.4	31.3	42.7	29.1	26.8

Total operating revenues	1,146.0	1,200.3	1,568.4	1,423.7	1,335.0
Net realized investment gains	6.2	1.3	0.8	7.2	11.0
Net unrealized investment gain (loss) on trading securities	(0.8)	3.7	7.7	(4.7)	3.0
Other income, net	1.8	1.2	2.3	3.7	3.4

Total revenues	1,153.2	1,206.5	1,579.2	1,429.9	1,352.4

Benefits and expenses:
Claims incurred	915.4	974.3	1,259.0	1,208.3	1,115.8
Operating expenses	173.4	170.5	236.1	181.7	171.9

Total operating costs	1,088.8	1,144.8	1,495.1	1,390.0	1,287.7
Interest expense	11.9	12.4	16.6	7.6	4.6

Total benefits and expenses	1,100.7	1,157.2	1,511.7	1,397.6	1,292.3
Income before taxes	52.5	49.3	67.5	32.3	60.1

Income tax expense	11.7	10.5	13.0	3.9	14.3

Net income	$40.8	$38.8	$54.5	$28.4	$45.8

	Nine months ended September 30,		Year Ended December 31,
(in millions, except per share data)	2007	2006(1)	2006(1)	2005	2004
Weighted average number of shares outstanding giving effect to 3,000-for-one stock split	26,741,333	26,728,333	26,733,000	26,712,000	26,757,000
Basic net income per share giving effect to 3,000-for-one stock split	$1.53	$1.45	$2.04	$1.06	$1.71
	As of September 30,	As of December 31,
(in millions)	2007	2006(1)	2005	2004
Balance Sheet Data
Cash and cash equivalents	$96.0	$81.6	$49.0	$35.1
Total assets	1,345.5	1,137.5	919.7
Long-term borrowings	171.4	183.1	150.6	95.7
Total shareholders' equity	382.9	342.6	308.7	301.4
	Nine months ended September 30,		Year Ended December 31,
	2007	2006	2006	2005	2004
Additional Managed Care Data(2)
Medical loss ratio	87.7%	88.2%	87.6%	90.3%	88.3%
Operating expense ratio	11.0%	11.0%	11.5%	10.8%	10.8%
Medical membership (period-end)	977,613	1,189,206	979,506	1,252,649	1,236,108

(1)
On January 31, 2006, we completed the acquisition of GA Life. The results of operations and financial condition of GA Life are included in this table for the period following the effective date of the acquisition. See note 3 to the audited consolidated financial statements included elsewhere herein.

(2)
Does not reflect inter-segment eliminations.

RISK FACTORS

        You should carefully consider the following risks and all other information set forth in this prospectus before investing. These risks and other factors could materially affect our business, results of operations or financial condition and cause the trading price of our common stock to decline. You could lose part or all of your investment.

Risks Relating to Our Capital Stock

        Certain of our current and former providers may bring materially dilutive claims against us.

        Beginning with our founding in 1959 and until 1994, we encouraged, and at times required, the doctors and dentists that comprised our provider network to acquire our shares. Between approximately 1985 and 1994, our predecessor managed care subsidiary, Seguros de Servicios de Salud de Puerto Rico, Inc. (SSS), generally entered into an agreement with each new physician or dentist who joined our provider network to sell the provider shares of SSS at a future date (each agreement, a share acquisition agreement). These share acquisition agreements were necessary because there were not enough authorized shares of SSS available during this period and afterwards for issuance to all new providers. Each share acquisition agreement committed SSS to sell, and each new provider to purchase, five $40-par-value shares of SSS at $40 per share after SSS had increased its authorized share capital in compliance with the Puerto Rico Insurance Code and was in a position to issue new shares. Despite repeated efforts in the 1990s, SSS was not successful in obtaining shareholder approval to increase its share capital, other than in connection with our reorganization in 1999, when SSS was merged into a newly-formed entity, TSI, having authorized capital of 25,000 $40-par-value shares, or twice the number of authorized shares of SSS. SSS's shareholders and the Commissioner of Insurance did not, however, authorize the issuance of the newly formed entity's shares to providers or any other third party. In addition, subsequent to the reorganization, our shareholders did not approve attempts to increase our share capital in 2002 and 2003.

        Notwithstanding the fact that TSI and its predecessor, SSS, were never in a position to issue new shares to providers as contemplated by the share acquisition agreements because shareholder approval for such issuance was never obtained, and the fact that SSS on several occasions in the 1990s offered providers the opportunity to purchase shares of its treasury stock and such offers were accepted by very few providers, providers who entered into share acquisition agreements may claim that the share acquisition agreements entitle them to acquire our or TSI's shares at a subscription price equivalent to that provided for in the share acquisition agreements. SSS entered into share acquisition agreements with approximately 3,000 providers, the substantial majority of whom never came to own shares of SSS. Such share acquisition agreements provide for the purchase and sale of approximately 15,000 shares of SSS. If we or TSI were required to issue a significant number of shares in respect of these agreements, the interest of our existing shareholders would be substantially diluted. As of the date of this prospectus, only one judicial claim to enforce any of these agreements has been commenced. Additionally, we have received inquiries with respect to over 600 shares under share acquisition agreements. The share numbers set forth in this paragraph reflect the number of SSS shares provided for in the share acquisition agreements. Those agreements do not include anti-dilution protections and we do not believe that the amounts of any claims under the agreements with SSS should be multiplied to reflect our 3,000-for-one stock split. We cannot provide assurances, however, that claimants will not successfully seek to increase the size of their claims by reference to the stock split.

        We have been advised by our Puerto Rico counsel that, on the basis of a reasoned analysis, while the matter is not free from doubt and there are no applicable controlling precedents, we should prevail in any litigation of these claims because, among other defenses, the condition precedent to SSS's obligations under the share acquisition agreements never occurred, and any obligation it may, or we may be deemed to, have had under the share acquisition agreements should be understood to have expired prior to our corporate reorganization, which took effect in 1999, although the share acquisition agreements do not expressly provide for any expiration.

        We believe that we should prevail in any litigation with respect to these matters; however, we cannot predict the outcome of any such litigation, including with respect to the magnitude of any claims that may be asserted by any plaintiff, and the interests of our shareholders could be materially diluted to the extent that claims under the share acquisition agreements are successful. The shares of Class B common stock we are offering with this prospectus include anti-dilution protections designed to offset the dilutive effect of the issuance of shares of Class A common stock in respect of such claims at below market prices on the shares of Class B common stock during a period of up to five or more years from the date that this offering is completed. See "Description of Capital Stock".

        Heirs of certain of our former shareholders may bring materially dilutive claims against us.

        For much of our history, we and our predecessor entity have restricted the ownership or transferability of our shares, including by reserving to us or our predecessor a right of first refusal with respect to share transfers and by limiting ownership of such shares to physicians and dentists. In addition, we and our predecessor, consistent with the requirements of our and our predecessor's bylaws, have sought to repurchase shares of deceased shareholders at the amount originally paid for such shares by those shareholders. Nonetheless, former shareholders' heirs who were not eligible to own or be transferred shares because they were not physicians or dentists at the time of their purported inheritance ("non-medical heirs") may claim an entitlement to our shares or to damages with respect to the repurchased shares notwithstanding applicable transfer and ownership restrictions. Our records indicate that there may be as many as approximately 450 former shareholders whose non-medical heirs may claim to have inherited up to 10,500,000 shares after giving effect to the 3,000-for-one stock split. As of the date of this prospectus, one judicial claim seeking the return of or compensation for 16 shares (prior to giving effect to the 3,000-for-one stock split) had been brought by the non-medical heirs of a former shareholder whose shares were repurchased upon his death. These heirs purport to represent as a class all non-medical heirs of deceased shareholders whose shares we repurchased. In addition, we have received inquiries from non-medical heirs with respect to over 600 shares (or 1,800,000 shares after giving effect to the 3,000-for-one stock split).

        We believe that we should prevail in litigation with respect to these matters; however, we cannot predict the outcome of any such litigation regarding these non-medical heirs. The interests of our existing shareholders could be materially diluted to the extent that any such claims are successful. The shares of Class B common stock we are offering with this prospectus include anti-dilution protections designed to offset the dilutive effect of the issuance of shares of Class A common stock in respect of such claims at below market prices on the Class B common stock during a period of up to five or more years from the date that this offering is completed. See "Description of Capital Stock".

        The dual class structure may not successfully protect against significant dilution of your shares of Class B common stock.

        We designed the dual class structure of capital stock described in "Description of Capital Stock" to offset the potential impact on the value of our Class B common stock attributable to any issuance of shares of common stock for less than market value in respect of a successful claim against us under any share acquisition agreement or by a non-medical heir. We believe that this mechanism will effectively protect investors in our shares of Class B common stock against any potential dilution attributable to the issuance of any shares in respect of such claims at below market prices. We cannot, however, provide any assurances that this mechanism will be effective under all circumstances.

        While we expect to prevail against any such claims brought against us and, to the extent that we do not prevail, would expect to issue Class A common stock in respect of any such claim, there can be no assurance that the claimants in any such lawsuit will not seek to acquire Class B common stock. The issuance of a significant number of shares of Class B common stock, if followed by a material further issuance of shares of common stock to separate claimants, could impair the effectiveness of the anti-dilution protections of the Class B common stock. In addition, we cannot provide any assurances that the anti-dilution protections afforded our Class B common stock will not be challenged by share acquisition providers and/or non-medical heir claimants to the extent that these protections limit the percentage ownership of us that may be acquired by such claimants. We believe that such a challenge should not prevail, but cannot provide any assurances of the outcome.

        In the event that claimants acquire shares of our managed care subsidiary, TSI, at less than fair value, we will not be able to prevent dilution of the value of the Class B shareholders' ownership interest in us to the extent that the net value received by such claimants exceeds the value of our outstanding shares of Class A common stock. Finally, the anti-dilution protection afforded by the dual class structure may cease to be of further effect five years following completion of this offering, at which time all remaining shares of Class A common stock may, at the sole discretion of our board of directors and after considering relevant factors, including market conditions at the time, be converted into shares of Class B common stock even if we have not resolved all claims against us by such time.

Risks Relating to Our Business

        We could be subject to possible regulatory actions in connection with alleged illegal political contributions.

        Miguel Vázquez Deynes, who was president and chief executive officer of the Company from January 1990 to April 2002, prior to the time that we became an SEC registrant, stated during a radio interview in October 2007 that he had testified to a federal grand jury to having caused the Company to effect illegal political contributions totaling over $100,000 between 1996 and 2000. Mr. Vázquez Deynes has stated publicly that the payments in question were made to Puerto Rico public relations firms for the purpose of concealing the fact that they exceeded the amounts permitted by applicable Puerto Rico election laws. Mr. Vázquez Deynes' testimony was given in connection with an ongoing investigation by the U.S. Attorney's Office for the District of Puerto Rico into illegal political contributions in Puerto Rico. The Puerto Rico Legislative Assembly and the Puerto Rico Department of Justice have subsequently launched separate investigations into the matters described by Mr. Vázquez Deynes. The Company is cooperating fully with all requests made of it in connection with these investigations.

        There may be, or could in the future be, other investigations by governmental authorities relating to these matters. The current and any such future investigations could result in actions against us or certain of our current or former employees. These actions could result in fines, penalties, sanctions, injunctions against future conduct, third party litigation or other actions that could have a material adverse effect on our business, financial condition, share price and reputation, including by impairing government contracts and adversely affecting our ability to obtain future contracts and participate in governmental payor programs.

        Following the airing of Mr. Vázquez's allegations, the Company's board of directors hired outside counsel from Clifford Chance US, LLP, a law firm that had no prior relationship with the Company, to conduct an internal investigation into these allegations. The internal investigation is ongoing but substantially advanced. The Company believes that any misconduct was limited to the matters publicly described by Mr. Vázquez Deynes and isolated to the period when Mr. Vázquez Deynes was an officer of the Company. Although we cannot predict the outcome of the government investigations described above, management does not currently believe that they will result in actions having a material adverse effect on the Company.

        Our inability to contain managed care costs may adversely affect our business and profitability.

        Substantially all of our managed care revenue is generated by premiums consisting of monthly payments per member that are established by contracts with our Commercial customers, the government of Puerto Rico (for the Reform programs) or the Centers for Medicare and Medicaid Services (CMS) (for our Medicare Advantage plans), all of which are typically renewable on an annual basis. If our medical expenses exceed our estimates, except in very limited circumstances or as a result of risk score adjustments for member acuity, we will be unable to increase the premiums we receive under these contracts during the then-current terms. As a result, our profitability in any year depends, to a significant degree, on our ability to adequately predict and effectively manage our medical expenses related to the provision of managed care services through underwriting criteria, medical management, product design and negotiation of favorable provider contracts with hospitals, physicians and other health care providers. The aging of the population and other demographic characteristics and advances in medical technology continue to contribute to rising health care costs. Government-imposed limitations on Medicare and Reform reimbursement have also caused the private sector to bear a greater share of increasing health care costs. Also, we have in the past and may in the future enter into new lines of business in which it may be difficult to estimate anticipated costs. Numerous factors affecting the cost of managed care, including changes in health care practices, inflation, new technologies such as genetic laboratory screening for diseases including breast cancer, the cost of prescription drugs, clusters of high cost cases, changes in the regulatory environment including the implementation of the Health Insurance Portability and Accountability Act of 1996 (HIPAA), as well as others, may adversely affect our ability to predict and manage managed care costs, as well as our business, financial condition and results of operations.

        Our inability to implement increases in premium rates on a timely basis may adversely affect our business and profitability.

        In addition to the challenge of managing managed care costs, we face pressure to contain premium rates. Our customers may move to a competitor at the time of policy renewal to obtain more favorable premiums. Future Medicare and Reform premium rate levels may be affected by continuing government efforts to contain medical expenses or other federal budgetary constraints. In particular, the government of Puerto Rico has adopted several measures to control Reform expenditures, such as closer and continuous scrutiny of participants' eligibility, redesign of benefits, co-payments, deductibles, and requiring the establishment of disease management programs. Changes in the Medicare and Reform programs, including with respect to funding, may lead to reductions in the amount of reimbursement, elimination of coverage for certain benefits, or reductions in the number of persons enrolled in or eligible for Medicare and the Reform. A limitation on our ability to increase or maintain our premium levels could adversely affect our business, financial condition and results of operations.

        Our profitability may be adversely affected if we are unable to maintain our current provider agreements and/or are unable to enter into other appropriate agreements.

        Our profitability is dependent upon our ability to contract on favorable terms with hospitals, physicians and other managed care providers. We face heavy competition from other managed care plans to enter into contracts with hospitals, physicians and other providers in our provider networks. Consolidation in our industry, both on the provider side and on the managed care side, only exacerbates this competition. Currently certain providers are pressing for legislation that would allow providers to negotiate service fees by group. The failure to maintain or to secure new cost-effective managed care provider contracts may result in a loss in membership or higher medical costs. In addition, our inability to contract with providers could adversely affect our business.

        A reduction in the enrollment in our managed care programs could have an adverse effect on our business and profitability.

        A reduction in the number of enrollees in our managed care programs could adversely affect our business, financial condition and results of operations. Factors that could contribute to a reduction in enrollment include: failure to obtain new customers or retain existing customers; premium increases and benefit changes; our exit from a specific market; reductions in workforce by existing customers; negative publicity and news coverage; failure to maintain the Blue Shield license; reductions in the number of persons enrolled in or eligible for Medicare or the Reform; and any general economic downturn that results in business failures.

        We are dependent on a small number of government contracts to generate a significant amount of the revenues of our managed care business.

        Our managed care business participates in government contracts that generate a significant amount of our consolidated premiums earned, net, as follows:

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  Reform: We participate in the government of Puerto Rico Health Reform Program to provide health coverage to medically indigent citizens in Puerto Rico. Our results of operations have depended to a significant extent on our participation in the Reform program. During the nine months ended September 30, 2007 and each of the years ended December 31, 2006, 2005 and 2004, the Reform program has accounted for 22.1%, 30.2%, 37.0% and 37.3%, respectively, of our consolidated premiums earned, net. During these periods, we were the sole Reform provider in three of the eight Reform regions in Puerto Rico. Since we obtained our first Reform contract in 1995, we have been the sole provider for two to three regions each year. The contract for each geographical area is subject to termination in the event of any non-compliance by our managed care subsidiary which is not corrected or cured to the satisfaction of the government entity overseeing the Reform, or on 90 days' prior written notice in the event that the government determines that there is an insufficiency of funds to finance the Reform. These contracts have one-year terms and expire on September 30 of each year. Upon the expiration of the contract for a geographical area, the government of Puerto Rico usually commences an open bidding process for such area. In October 2006, we were informed that the new contract to serve one of these regions, Metro-North, had been awarded to another managed care company effective November 1, 2006. During the nine months ended September 30, 2006, the Metro-North region accounted for 12.6% and 12.4% of our consolidated premiums earned, net and consolidated operating income, respectively. During each of the years ended December 31, 2006, 2005 and 2004, this region accounted for 10.7%, 14.6% and 14.2% of our consolidated premiums earned, net, respectively, and 7.3%, 10.3% and 9.3% of our consolidated operating income, respectively. We intend to continue to participate in the Reform program, but we may not be able to retain the right to service a particular geographical area in which we currently operate after the expiration of our current or any future contracts.

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  Medicare Advantage: We provide services through our Medicare Advantage health plans pursuant to a limited number of contracts with CMS. These contracts generally have terms of one year and must be renewed each year. Each of our contracts with CMS is terminable for cause if we breach a material provision of the contract or violate relevant laws or regulations. If we are unable to renew, or to successfully re-bid or compete for any of these contracts, or if any of these contracts are terminated, our business would be materially impaired. During the nine months ended September 30, 2007 and the year ended December 31, 2006, contracts with CMS represented 16.9% and 11.3% of our consolidated premiums earned, net, respectively, and 49.5% and 45.9% of our consolidated operating income, respectively, and may in the future represent a greater percentage of our operations.

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  Commercial: Our managed care subsidiary is a qualified contractor to provide managed care coverage to federal government employees within Puerto Rico. Such coverage is provided pursuant to a contract with the U.S. Office of Personnel Management (OPM) that is subject to termination in the event of noncompliance not corrected to the satisfaction of the OPM. During the nine months ended September 30, 2007 and the years ended December 31, 2006, 2005, and 2004, premiums generated under this contract represented 8.3%, 7.5%, 8.2% and 8.3% of our consolidated premiums earned, net, respectively, and 1.1%, 1.2%, 2.4% and 1.6% of our consolidated operating income, respectively.

        If any of these contracts is terminated for any reason, including by reason of any noncompliance by us, or not renewed or replaced by a comparable contract, our premiums would be materially adversely affected. The further loss or non-renewal of either of our Reform contracts could have a material adverse effect on our operating results and could result in the downsizing of certain personnel, the cancellation of lease agreements of certain premises and of certain contracts, and severance payments, among others.

        A change in our managed care product mix may impact our profitability.

        Our managed care products that involve greater potential risk, such as fully insured arrangements, generally tend to be more profitable than administrative services only (ASO) products and those managed care products where employer groups retain the risk, such as self-funded financial arrangements. There has been a trend in recent years among our Commercial customers of moving from fully-insured plans to ASO, or self-funded, arrangements. In addition, the government of Puerto Rico began a pilot project in 2003 for the Reform in one of the eight geographical areas under which it contracted services on an ASO basis for certain members instead of contracting on a fully insured basis. This project was subsequently extended to the Metro-North region, which was served by us until October 31, 2006. There can be no assurance that the government will not implement such a program in areas served by us. As of September 30, 2007, 83.5% of our managed care customers had fully insured arrangements and 16.5% had ASO arrangements, as compared to approximately 83.9% and 16.1%, respectively, as of December 31, 2006. Unfavorable changes in the relative profitability or customer participation among our various products could have a material adverse effect on our business, financial condition, and results of operations.

        Our failure to accurately estimate incurred but not reported claims would affect our reported financial results.

        A portion of the claim liabilities recorded by our insurance segments represents an estimate of amounts needed to pay and adjust anticipated claims with respect to insured events that have occurred, including events that have not yet been reported to us. These amounts are based on estimates of the ultimate expected cost of claims and on actuarial estimation techniques. Judgment is required in actuarial estimation to ascertain the relevance of historical payment and claim settlement patterns under each segment's current facts and circumstances. Accordingly, the ultimate liability may be in excess of or less than the amount provided. We regularly compare prior period liabilities to re-estimated claim liabilities based on subsequent claims development; any difference between these amounts is adjusted in the operations of the period determined. Additional information on how each reportable segment determines its claim liabilities, and the variables considered in the development of this amount, is included elsewhere in this prospectus under "Management's Discussion and Analysis of Financial Condition and Results of Operation—Critical Accounting Policies and Estimates". Actual experience will likely differ from assumed experience, and to the extent the actual claims experience is less favorable than estimates based on our underlying assumptions, our incurred losses would increase and future earnings could be adversely affected.

        The termination or modification of our license agreements to use the Blue Shield name and mark could have a material adverse effect on our business, financial condition and results of operations.

        We are a party to license agreements with the Blue Cross Blue Shield Association (BCBSA) which entitle us to the exclusive use of the Blue Shield name and mark in Puerto Rico. We believe that the Blue Shield name and mark are valuable identifiers of our products and services in the marketplace. The termination of these license agreements or changes in the terms and conditions of these license agreements could adversely affect our business, financial condition and results of operations.

        Our license agreements with the BCBSA contain certain requirements and restrictions regarding our operations and our use of the Blue Shield name and mark. Failure to comply with any of these requirements and restrictions could result in a termination of the license agreements. The standards under the license agreements may be modified in certain instances by the BCBSA. From time to time there have been proposals considered by the BCBSA to modify the terms of the license agreements to restrict various potential business activities of licensees. To the extent that such amendments to the license agreements are adopted in the future, they could have a material adverse effect on our future expansion plans or results of operations.

        Upon any event causing termination of the license agreements, we would no longer have the right to use the Blue Shield name and mark in Puerto Rico. Furthermore, the BCBSA would be free to issue a license to use the Blue Shield name and mark in Puerto Rico to another entity. Events that could cause the termination of a license agreement with the BCBSA include failure to comply with minimum capital requirements imposed by the BCBSA, a change of control or violation of the BCBSA ownership limitations on our capital stock, impending financial insolvency and the appointment of a trustee or receiver or the commencement of any action against a licensee seeking its dissolution. Accordingly, termination of the license agreements could have a material adverse effect on our business, financial condition and results of operations.

        In addition, the BCBSA requires us to comply with certain specified levels of risk based capital (RBC). RBC is designed to identify weakly capitalized companies by comparing each company's adjusted surplus to its required surplus (the RBC ratio). Although we are currently in compliance with these requirements, we may be unable to continue to comply in the future. Failure to comply with these requirements could result in the revocation or loss of our BCBSA license.

        Upon termination of a license agreement, the BCBSA would impose a "Re-establishment Fee" upon us, which would allow the BCBSA to "re-establish" a Blue Shield presence in the vacated service area with another managed care company. The fee is currently $86.18 per licensed enrollee. If the re-establishment fee were applied to our total Blue Shield enrollees as of September 30, 2007, we would be assessed approximately $84.3 million by the BCBSA.

        See "Business—Blue Shield License" for more information.

        Our ability to manage our exposure to underwriting risks in our life insurance and property and casualty insurance businesses depends on the availability and cost of reinsurance coverage.

        Reinsurance is the practice of transferring part of an insurance company's liability and premium under an insurance policy to another insurance company. We use reinsurance arrangements to limit and manage the amount of risk we retain, to stabilize our underwriting results and to increase our underwriting capacity. In the nine months ended September 30, 2007, 42.9%, or $50.3 million, of the premiums written in the property and casualty insurance segment and 9.0%, or $6.6 million, of the premiums written in the life insurance segment were ceded to reinsurers. In the year ended December 31, 2006, 41.3%, or $65.7 million, of the premiums written in the property and casualty insurance segment and 10.6%, or $9.7 million, of the premiums written in the life insurance segment were ceded to reinsurers. The availability and cost of reinsurance is subject to changing market conditions and may vary significantly over time. Any decrease in the amount of our reinsurance coverage will increase our risk of loss. We may be unable to maintain our desired reinsurance coverage or to obtain other reinsurance coverage in adequate amounts and at favorable rates. If we are unable to renew our expiring coverage or obtain new coverage, it will be difficult for us to manage our underwriting risks and operate our business profitably.

        It is also possible that the losses we experience on insured risks for which we have obtained reinsurance will exceed the coverage limits of the reinsurance. See "—Large scale natural disasters may have a material adverse effect on our business, financial condition and results of operation". If the amount of our reinsurance coverage is insufficient, our insurance losses could increase substantially.

        If our reinsurers do not pay our claims or do not pay them in a timely manner, we may incur losses.

        We are subject to loss and credit risk with respect to the reinsurers with whom we deal because buying reinsurance does not relieve us of our liability to policyholders. In accordance with general industry practices, our property and casualty and life insurance subsidiaries annually purchase reinsurance to lessen the impact of large unforeseen losses and mitigate sudden and unpredictable changes in our net income and shareholders equity. In the event that all or any of the reinsurance companies are unable to meet their obligations under existing reinsurance agreements or pay on a timely basis, we will continue to be liable to our policyholders notwithstanding such defaults or delays. If our reinsurers are not capable of fulfilling their financial obligations to us, our insurance losses would increase, which would negatively affect our financial condition and results of operations.

        A downgrade in our A.M. Best rating or our inability to increase our A.M. Best rating could affect our ability to write new business or renew our existing business in our property and casualty segment.

        Ratings assigned by A.M. Best are an important factor influencing the competitive position of the property and casualty insurance companies in Puerto Rico. In July 2006, as a result of the additional indebtedness we incurred in connection with the acquisition of GA Life, A.M. Best maintained our property and casualty insurance subsidiary's rating of "A-" (the fourth highest of A.M. Best's 16 financial strength ratings) but changed the outlook to negative. A.M. Best ratings represent independent opinions of financial strength and ability to meet obligations to policyholders and are not directed toward the protection of investors. Financial strength ratings are used by brokers and customers as a means of assessing the financial strength and quality of insurers. A.M. Best reviews its ratings periodically and we may not be able to maintain our current ratings in the future. A downgrade of our property and casualty subsidiary's rating could severely limit or prevent us from writing desirable property business or from renewing our existing business. The lines of business that property and casualty subsidiary writes and the market in which it operates are particularly sensitive to changes in A.M. Best financial strength ratings.

        Significant competition could negatively affect our ability to maintain or increase our profitability.

      Managed Care

        The managed care industry in Puerto Rico is very competitive. If we are unable to compete effectively while appropriately pricing the business subscribed, our business and financial condition could be materially affected. Competition in the insurance industry is based on many factors, including premiums charged, services provided, speed of claim payments and reputation. This competitive environment has produced and will likely continue to produce significant pressures on the profitability of managed care companies. In addition, the managed care market in Puerto Rico, other than the Medicare Advantage market, is mature. According to the U.S. Census Bureau, Puerto Rico's population grew by 0.4% between July 2004 and 2005, less than half the national population rate growth of 0.9% during the same period. As a result, in order to increase our profitability we must increase our membership in the new Medicare Advantage program, increase market share in the Commercial sector, improve our operating profit margins, make acquisitions or expand geographically.

In Puerto Rico, several new managed care plans and other entities were awarded contracts for Medicare Advantage or stand-alone Medicare prescription drug plans and entered that market in 2006 and 2007. We anticipate that these other plans will aggressively market their benefits to our current and our prospective members. Although we believe that we market an attractive offering, there are no assurances that we will be able to compete successfully with these other plans for new members, or that our current members will not choose to terminate their relationship with us and enroll in these other plans. The recently adopted Tax Relief and Health Care Act of 2006 allows Medicare beneficiaries to enroll throughout the year only in Medicare Advantage plans that do not offer Part D prescription drug coverage. Since we do offer such coverage, we can only enroll new Medicare Advantage members between November 15 and December 31 each year, thus placing us at a competitive disadvantage.

        Concentration in our industry also has created an increasingly competitive environment, both for customers and for potential acquisition targets, which may make it difficult for us to grow our business. The parent companies of some of our competitors are larger and have greater financial and other resources than we do. We may have difficulty competing with larger managed care companies, which can create downward price pressures on premium rates. We may not be able to compete successfully against current and future competitors. Competitive pressures faced by us may adversely affect our business, financial condition and results of operations. In addition, our rights under the BCBSA license only extend to the use of the "Blue Shield" mark in Puerto Rico. The exclusive right to use the "Blue Cross" mark in Puerto Rico is currently held by a relatively small company. If a large competitor were to acquire that right in the future, that could have a material adverse impact on our business.

        Future legislation at the federal and local levels also may result in increased competition in our market. While we do not anticipate that any of the current legislative proposals of which we are aware would increase the competition we face, future legislative proposals, if enacted, might do so.

      Complementary Products

        The property and casualty insurance market in Puerto Rico is extremely competitive. Due to the relatively low level of economic growth in Puerto Rico, there are few new sources of business in this segment. As a result, property and casualty insurance companies compete for the same accounts through aggressive pricing, more favorable policy terms and better quality of services. We also face heavy competition in the life insurance market.

        We believe these trends will continue. There can be no assurance that these competitive pressures will not adversely affect our business, financial condition and results of operations.

        As a holding company, we are largely dependent on rental payments, dividends and other payments from our subsidiaries, although the ability of our regulated subsidiaries to pay dividends or make other payments to us is subject to the regulations of the Commissioner of Insurance, including maintenance of minimum levels of capital, as well as covenant restrictions in their indebtedness.

        We are a holding company whose assets include, among other things, all of the outstanding shares of common stock of our subsidiaries, including our regulated insurance subsidiaries. We principally rely on rental income and dividends from our subsidiaries to fund our debt service, dividend payments and operating expenses, although our subsidiaries do not declare dividends every year. We also benefit to a lesser extent from income on our investment portfolio.

        Our insurance subsidiaries are subject to the regulations of the Commissioner of Insurance. See "—Our insurance subsidiaries are subject to minimum capital requirements. Our failure to meet these requirements could subject us to regulatory action". These regulations, among other things, require insurance companies to maintain certain levels of capital which range by type of insurance from $1.0 million to $3.0 million, thereby restricting the amount of earnings that can be distributed. Our subsidiaries' ability to make any payments to us will also depend on their earnings, the terms of their indebtedness, if any, business and other legal restrictions. Furthermore, creditors of our subsidiaries have a superior claim to such subsidiaries' assets. Our subsidiaries may not be able to pay dividends or otherwise contribute or distribute funds to us in an amount sufficient for us to meet our financial obligations. In addition, from time to time, we may find it necessary to provide financial assistance, either through subordinated loans or capital infusions to our subsidiaries.

        In addition, we are subject to RBC requirements by the BCBSA. See "—The termination or modification of our license agreements to use the Blue Shield name and mark could have a material adverse effect on our business, financial condition and results of operations".

        Our results may fluctuate as a result of many factors, including cyclical changes in the insurance industry.

        Results of companies in the insurance industry, and particularly the property and casualty insurance industry, historically have been subject to significant fluctuations and uncertainties. The industry's profitability can be affected significantly by:

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  rising levels of actual costs that are not known by companies at the time they price their products;

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  volatile and unpredictable developments, including man-made and natural catastrophes;

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  changes in reserves resulting from the general claims and legal environments as different types of claims arise and judicial interpretations relating to the scope of insurers' liability develop; and

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  fluctuations in interest rates, inflationary pressures and other changes in the investment environment, which affect returns on invested capital.

        Historically, the financial performance of the insurance industry has fluctuated in cyclical periods of low premium rates and excess underwriting capacity resulting from increased competition, followed by periods of high premium rates and a shortage of underwriting capacity resulting from decreased competition. Fluctuations in underwriting capacity, demand and competition, and the impact on us of the other factors identified above, could have a negative impact on our results of operations and financial condition. We believe that underwriting capacity and price competition in the current market is increasing. This additional underwriting capacity may result in increased competition from other insurers seeking to expand the kinds or amounts of business they write or cause some insurers to seek to maintain market share at the expense of underwriting discipline. We may not be able to retain or attract customers in the future at prices we consider adequate.

        If we do not effectively manage the growth of our operations, we may not be able to achieve our profitability targets.

        Our growth strategy includes enhancing our market share in Puerto Rico, entering new geographic markets, introducing new insurance products and programs, further developing our relationships with independent agencies or brokers and pursuing acquisition opportunities. Our strategy is subject to various risks, including risks associated with our ability to:

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  identify profitable new geographic markets to enter;

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  operate in new geographic areas, as we have very limited experience operating outside Puerto Rico;

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  obtain licenses in new geographic areas in which we wish to market and sell our products;

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  successfully implement our underwriting, pricing, claims management and product strategies over a larger operating region;

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  properly design and price new and existing products and programs and reinsurance facilities for markets in which we have no direct experience;

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  identify, train and retain qualified employees;

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  identify, recruit and integrate new independent agencies and brokers and expand the range of Triple-S products carried by our existing agents and brokers;

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  develop a network of physicians, hospitals and other managed care providers that meets our requirements and those of applicable regulators; and

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  augment our internal monitoring and control systems as we expand our business.

        We also may encounter difficulties in the implementation of our growth strategies. For instance, our BCBSA license entitles us to use the Blue Shield name only in Puerto Rico. We currently are not able to use the Blue Shield name in areas outside Puerto Rico. In addition, we may enter into markets or product lines in which we have little or no prior experience. For example, we plan to expand our operations outside Puerto Rico and to expand our property and casualty insurance segment through the establishment of an auto preferred rate insurance company, which will write personal auto policies at discounted rates.

        Any such risks or difficulties could limit our ability to implement our growth strategies or result in diversion of senior management time and adversely affect our financial results.

        We face intense competition to attract and retain employees and independent agents and brokers.

        We are dependent on retaining existing employees, attracting and retaining additional qualified employees to meet current and future needs and achieving productivity gains. Our life insurance subsidiary, GA Life, has historically experienced a very high level of turnover in its home service agents, through which it places a majority of its premiums, and we expect this trend to continue. Our inability to retain existing employees or attract additional employees could have a material adverse effect on our business, financial condition and results of operations.

        In addition, in order to market our products effectively, we must continue to recruit, retain and establish relationships with qualified independent agents and brokers. We may not be able to recruit, retain and establish relationships with agents and brokers. Independent agents and brokers are typically not exclusively dedicated to us and may frequently also market our competitors' managed care products. We face intense competition for the services and allegiance of independent agents and brokers. If such agents and brokers do not help us to maintain our current customer accounts or establish new accounts, our business and profitability could be adversely affected.

        Our investment portfolios are subject to varying economic and market conditions.

        We have exposure to market risk in our investment activities. The market values of our investments vary from time to time depending on economic and market conditions. Fixed maturity securities expose us to interest rate risk. Equity securities expose us to equity price risk. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. These and other factors also affect the equity securities owned by us. The outlook of our investment portfolio depends on the future direction of interest rates, fluctuations in the equity securities market and in the amount of cash flows available for investment. For additional information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk" for an analysis of our exposure to interest and equity price risks and the procedures in place to manage these risks. Our investment portfolios may lose money in future periods, which could have a material adverse effect on our financial condition.

        In addition, our insurance subsidiaries are subject to local laws and regulations that require diversification of our investment portfolios and limit the amount of investments in certain riskier investment categories, such as below-investment-grade fixed income securities, mortgage loans, real estate and equity investments, amonst others, which could generate higher returns on our investments. If we fail to comply with these laws and regulations, any investments exceeding regulatory limitations would be treated as non-admitted assets for purposes of measuring statutory surplus and risk-based capital, and, in some instances, we may be required to sell those investments.

        The geographic concentration of our business in Puerto Rico may subject us to economic downturns in the region.

        Substantially all of our business is with insureds located throughout Puerto Rico, and as such, we are subject to the risks associated with the Puerto Rico economy. Preliminary reports on the performance of the Puerto Rico economy for fiscal year 2006 indicate that real gross national product increased 0.7% and the forecast for fiscal year 2007 projects a decline of 1.4%. The major factors affecting the economy are, among others, high oil prices, the slowdown of economic activity in the United States, the continuing economic uncertainty generated by the fiscal crisis affecting the government of Puerto Rico and the effects on the economy of a recently implemented sales tax.

        If economic conditions in Puerto Rico deteriorate, we may experience a reduction in existing and new business, which could have a material adverse effect on our business, financial condition and results of operations.

        We may not be able to retain our executive officers and significant employees, and the loss of any one or more of these officers and their expertise could adversely affect our business.

        Our operations are highly dependent on the efforts of our senior executives, each of whom has been instrumental in developing our business strategy and forging our business relationships. While we believe that we could find replacements, the loss of the leadership, knowledge and experience of our executive officers could adversely affect our business. Replacing many of our executive officers might be difficult or take an extended period of time because a limited number of individuals in the industries in which we operate have the breadth and depth of skills and experience necessary to operate and expand successfully a business such as ours. We do not currently maintain key-man life insurance on any of our executive officers.

        The success of our business depends on developing and maintaining effective information systems.

        Our business and operations may be harmed if we do not maintain our information systems and the integrity of our proprietary information. We are materially dependent on our information systems for all aspects of our business operations, including monitoring utilization and other factors, supporting our managed care management techniques, processing provider claims and providing data to our regulators, and our ability to compete depends on our ability to continue to adapt technology on a timely and cost-effective basis. Malfunctions in our information systems, communication and energy disruptions, security breaches or the failure to maintain effective and up-to-date information systems could disrupt our business operations, alienate customers, contribute to customer and provider disputes, result in regulatory violations and possible liability, increase administrative expenses or lead to other adverse consequences. The use of patient data by all of our businesses is regulated at federal and local levels. These laws and rules change frequently and developments require adjustments or modifications to our technology infrastructure.

        Our information systems and applications require continual maintenance, upgrading and enhancement to meet our operational needs. If we are unable to maintain or expand our systems, we could suffer from, among other things, operational disruptions, such as the inability to pay claims or to make claims payments on a timely basis, loss of members, difficulty in attracting new members, regulatory problems and increases in administrative expenses. We recently completed a system conversion process related to our property and casualty insurance business. We started the implementation of this system in April 2005 and completed it on October 1, 2006 at an estimated cost of $4.0 million. In addition, we recently selected Quality Care Solutions, Inc. to assess and implement new core business applications for our managed care segment. We expect the assessment to be completed in 2007, at which point we plan to convert our managed care systems over time by line of business, with the first line of business expected to be converted in the first half of 2009. We expect the managed care conversion process to be completed by 2013 at a total cost of approximately $40.0 million. If we are unsuccessful in implementing these improvements in a timely manner or if these improvements do not meet our customers' requirements, we may not be able to recoup these costs and expenses and effectively compete in our industry.

        Our business requires the secure transmission of confidential information over public networks. Advances in computer capabilities, new discoveries in the field of cryptography or other event or developments could result in compromises or breaches of our security system and patient data stored in our information systems. Anyone who circumvents our security measures could misappropriate our confidential information or cause interruptions in services or operations. The Internet is a public network and data is sent over this network from many sources. In the past, computer viruses or software programs that disable or impair computers have been distributed and have rapidly spread over the Internet. Computer viruses could be introduced into our systems, or those of our providers or regulators, which could disrupt our operations, or make our systems inaccessible to our providers or regulators. We may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. Because of the confidential health information we store and transmit, security breaches could expose us to a risk of regulatory action, litigation, possible liability and loss. Our security measures may be inadequate to prevent security breaches, and our business operations would be adversely affected by cancellation of contracts and loss of members if they are not prevented.

        We are required to evaluate our internal control over financial reporting under Section 404 of Sarbanes Oxley, and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price.

        Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley), beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2007, we will be required to furnish a report by our management on our internal control over financial reporting. Such a report will contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management.

        The Committee of Sponsoring Organizations of the Treadway Commission (COSO) provides a framework for companies to assess and improve their internal control systems. The Public Company Accounting Oversight Board's Auditing Standard No. 2 provides the professional standards and related performance guidance for auditors to attest to, and report on, management's assessment of the effectiveness of internal control over financial reporting under Sarbanes-Oxley Section 404. Management's assessment of internal control over financial reporting requires management to make subjective judgments and some of the judgments will be in areas that may be open to interpretation and therefore the report may be uniquely difficult to prepare. We are still performing the system and process documentation and evaluation needed to comply with Sarbanes-Oxley Section 404, which is both costly and challenging.

        During this process, if our management identifies one or more material weaknesses in our internal control over financial reporting, we will be unable to assert such internal control is effective. If we are unable to assert that our internal control over financial reporting is effective as of December 31, 2007, or if our auditors are unable to attest that our management's report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls as of December 31, 2008, we could lose investor confidence in the accuracy and completeness of our financial reports.

        We cannot be certain as to the timing of completion of our evaluation, testing and any required remediation. If we are not able to complete our assessment under Sarbanes-Oxley Section 404 in a timely manner, we would be unable to conclude that our internal control over financial reporting is effective as of December 31, 2007.

        We face risks related to litigation.

        In addition to the litigation risks discussed above in "—Risks Relating to our Capital Stock", we are, or may be in the future, a party to a variety of legal actions that affect any business, such as employment and employment discrimination-related suits, employee benefit claims, breach of contract actions, tort claims and intellectual property-related litigation. In addition, because of the nature of our business, we may be subject to a variety of legal actions relating to our business operations, including the design, management and offering of our products and services. These could include:

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  claims relating to the denial of managed care benefits;

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  medical malpractice actions;

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  allegations of anti-competitive and unfair business activities;

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  provider disputes over compensation and termination of provider contracts;

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  disputes related to self-funded business;

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  disputes over co-payment calculations;

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  claims related to the failure to disclose certain business practices;

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  claims relating to customer audits and contract performance; and

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  claims by regulatory agencies or whistleblowers for regulatory non-compliance, including but not limited to fraud.

        We are a defendant in various lawsuits, including a class action, some of which involve claims for substantial and/or indeterminate amounts and the outcome of which is unpredictable. While we are defending these suits vigorously, we will incur expenses in the defense of these suits. Any adverse judgment against us resulting in such damage awards could have an adverse effect on our cash flows, results of operations and financial condition. See "Business—Legal Proceedings".

        Large-scale natural disasters may have a material adverse effect on our business, financial condition and results of operations.

        Puerto Rico has historically been at a relatively high risk of natural disasters such as hurricanes and earthquakes. If Puerto Rico were to experience a large-scale natural disaster, claims incurred by our property and casualty insurance segment would likely increase and our properties may incur substantial damage, which could have a material adverse effect on our business, financial condition and results of operations.

        Covenants in our credit agreement and note purchase agreements may restrict our operations.

        We are a party to a secured loan with a commercial bank for an aggregate amount of $41.0 million, for which we had an outstanding balance of $26.4 million as of September 30, 2007. Also, we have an aggregate principal amount of $145.0 million of senior unsecured notes outstanding, consisting of $50.0 million aggregate principal amount of 6.30% notes due 2019, $60.0 million aggregate principal amount of 6.60% notes due 2020 and $35.0 million aggregate principal amount of 6.70%

notes due 2021 (collectively, the notes). The credit agreement and the note purchase agreements governing the notes contain covenants that restrict, among other things, the granting of certain liens, limitations on acquisitions and limitations on changes in control. These covenants could restrict our operations. In addition, if we fail to make any required payment under our credit agreement or note purchase agreements governing the notes or to comply with any of the covenants included therein, we would be in default and the lenders or holders of our debt, as the case may be, could cause all of our outstanding debt obligations under our credit agreements or note purchase agreements to become immediately due and payable, together with accrued and unpaid interest and, in the case of the credit agreements, cease to make further extensions of credit. If the indebtedness under our credit agreements or note purchase agreements is accelerated, we may be unable to repay or finance the amounts due and our business may be materially adversely affected.

        We may incur additional indebtedness in the future. Covenants related to such indebtedness could also adversely affect our ability to pursue desirable business opportunities.

        We may incur additional indebtedness in the future. Our debt service obligations may require us to use a portion of our cash flow to pay interest and principal on debt instead of for other corporate purposes, including funding future expansion. If our cash flow and capital resources are insufficient to service our debt obligations, we may be forced to seek extraordinary dividends from our subsidiaries, sell assets, seek additional equity or debt capital or restructure our debt. However, these measures might be prohibited by applicable regulatory requirements or unsuccessful or inadequate in permitting us to meet scheduled debt service obligations.

        We may also incur future debt obligations that might subject us to restrictive covenants that could affect our financial and operational flexibility. Our breach or failure to comply with any of these covenants could result in a default under our credit agreements and note purchase agreements and the acceleration of amounts due thereunder. Indebtedness could also limit our ability to pursue desirable business opportunities, and may affect our ability to maintain an investment grade rating for our indebtedness.

        We expect to pursue acquisitions in the future.

        We may acquire additional companies if consistent with our strategic plan for growth. The following are some of the risks associated with acquisitions that could have a material adverse effect on our business, financial condition and results of operations:

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  disruption of on-going business operations, distraction of management, diversion of resources and difficulty in maintaining current business standards, controls and procedures;

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  difficulty in integrating information technology of acquired entity and unanticipated expenses related to such integration;

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  difficulty in the integration of the new company's accounting, financial reporting, management, information, human resources and other administrative systems and the lack of control if such integration is delayed or not implemented;

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  difficulty in the implementation of controls, procedures and policies appropriate for filers with the Securities and Exchange Commission at companies that prior to acquisition lacked such controls, policies and procedures;

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  potential unknown liabilities associated with the acquired company;

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  failure of acquired businesses to achieve anticipated revenues, earnings or cash flow;

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  dilutive issuances of equity securities and incurrence of additional debt to finance acquisitions;

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  other acquisition-related expenses, including amortization of intangible assets and write-offs; and

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  competition with other firms, some of which may have greater financial and other resources, to acquire attractive companies.

        In addition, we may not successfully realize the intended benefits of any acquisition or investment.

Risks Relating to Taxation

        If the Company is considered to be a controlled foreign corporation under the related person insurance income rules for U.S. federal income tax purposes, U.S. persons that own the Company's shares of Class B common stock could be subject to adverse tax consequences.

        The Company does not expect that it will be considered a controlled foreign corporation under the related person insurance income rules (a RPII CFC) for U.S. federal income tax purposes. However, because RPII CFC status depends in part upon the correlation between an insurance company's shareholders and such company's insurance customers and the extent of such company's insurance business outside its country of incorporation, there can be no assurance that the Company will not be a RPII CFC in any taxable year. The Company does not intend to monitor whether or not it generates RPII or becomes an RPII CFC. If the Company were a RPII CFC in any taxable year, certain adverse tax consequences could apply to U.S. persons that own the Company's shares of Class B common stock. Please read the section called "Certain United States Federal Income Tax Considerations—Related Person Insurance Income Rules".

        If the Company is considered to be a passive foreign investment company for U.S. federal income tax purposes, U.S. persons that own the Company's shares of Class B common stock could be subject to adverse tax consequences.

        The Company does not expect that it will be considered a "passive foreign investment company" (a PFIC) for U.S. federal income tax purposes. However, since PFIC status depends upon the composition of a company's income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments and the Company's ability to use the proceeds from this offering in a timely fashion) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. The Company's belief that it is not a PFIC is based, in part, on the fact that the PFIC rules include provisions intended to provide an exception for bona fide insurance companies predominately engaged in an insurance business. However, the scope of this exception is not entirely clear and there are no administrative pronouncements, judicial decisions or Treasury regulations that provide guidance as to the application of the PFIC rules to insurance companies. If the Company were treated as a PFIC for any taxable year, certain adverse consequences could apply to certain U.S. persons that own the Company's shares of Class B common stock. Please read the section called "Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules".

Risks Relating to the Regulation of Our Industry

        Changes in governmental regulations, or the application thereof, may adversely affect our business, financial condition and results of operations.

        Our business is subject to changing federal and local legal, legislative and regulatory environments, including general business regulations and laws relating to taxation, privacy, data protection and pricing. See "Regulation". In addition, our insurance subsidiaries are subject to the regulations of the Commissioner of Insurance. Some of the more significant proposed regulatory changes that may affect our business are:

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  initiatives to increase healthcare regulation, including efforts to expand the tort liability of health plans;

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  local government plans and initiatives,

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  legislation to revise Medicare and the Reform; and

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  increased governmental concern regarding fraud and abuse.

        The U.S. Congress is developing legislation aimed at patient protection, including proposed laws that could expose insurance companies to damages, and in some cases punitive damages, for certain coverage determinations including the denial of benefits or delay in providing benefits to members. Similar legislation has been proposed in Puerto Rico. At least two U.S. House of Representatives committees are currently considering a MedPac recommendation to lower Medicare Advantage rates to ensure financial neutrality with the traditional Medicare program.

        Regulations imposed by the Commissioner of Insurance, among other things, influence how our insurance subsidiaries conduct business and how we and they solicit subscriptions for shares of capital stock, and place limitations on investments and dividends. Possible penalties for violations of such regulations include fines, orders to cease or change practices or behavior and possible suspension or termination of licenses. The regulatory powers of the Commissioner of Insurance are designed to protect policyholders, not shareholders. While we cannot predict the terms of future regulation, the enactment of new legislation could affect the cost or demand of insurance policies, limit our ability to obtain rate increases in those cases where rates are regulated, otherwise restrict our operations, limit the expansion of our business, limit our ability to issue shares of common stock, expose us to expanded liability or impose additional compliance requirements. In addition, we may incur additional operating expenses in order to comply with new legislation and may be required to revise the ways in which we conduct our business.

        Future regulatory actions by the Commissioner of Insurance or other governmental agencies could have a material adverse effect on the profitability or marketability of our business, financial condition and results of operations.

        We may be subject to regulatory and investigative proceedings, which may find that our policies, procedures and contracts do not fully comply with complex and changing healthcare regulations.

        The Commissioner of Insurance, as well as other Puerto Rico and federal government authorities, including but not limited to CMS, the Office of the Inspector General of the U.S. Department of Health and Human Services, the Office for Civil Rights, the U.S. Department of Justice, and the Office of Personnel Management, regularly make inquiries and conduct audits concerning our compliance with applicable insurance and other laws and regulations. We may become the subject of regulatory or other investigations or proceedings brought by these authorities, and our compliance with and interpretation of applicable laws and regulations may be challenged. In addition, our regulatory compliance may also be challenged by private citizens under the "whistleblower provisions" of applicable laws. The defense of any such challenge could result in substantial cost and a diversion of management's time and attention. Thus, any such challenge could have a material adverse effect on our business, regardless of whether it ultimately is successful. If we fail to comply with any applicable laws, or a determination is made that we have failed to comply with these laws, our financial condition and results of operations could be adversely affected.

        An adverse review, audit or an investigation could result in one or more of the following:

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  recoupment of amounts we have been paid pursuant to our government contracts;

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  mandated changes in our business practices;

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  imposition of significant civil or criminal penalties, fines or other sanctions on us and/or our key employees;

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  loss of our right to participate in Medicare, the Reform or other federal or local programs;

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  damage to our reputation;

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  increased difficulty in marketing our products and services;

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  inability to obtain approval for future services or geographic expansions; and

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  loss of one or more of our licenses to act as an insurance company, preferred provider or managed care organization or other licensed entity or to otherwise provide a service.

        Our failure to maintain an effective corporate compliance program may increase our exposure to civil damages and penalties, criminal sanctions and administrative remedies, such as program exclusion, resulting from an adverse review. Any adverse review, audit or investigation could reduce our revenue and profitability and otherwise adversely affect our operating results.

        As a Medicare Advantage program participant, we are subject to complex regulations. If we fail to comply with these regulations, we may be exposed to criminal sanctions and significant civil penalties, and our Medicare Advantage contracts may be terminated.

        The laws and regulations governing Medicare Advantage program participants are complex, subject to interpretation and can expose us to penalties for non-compliance. If we fail to comply with these laws and regulations, we could be subject to criminal fines, civil penalties or other sanctions, including the termination of our Medicare Advantage contracts.

        The revised rate calculation system for Medicare Advantage established by the Medicare Modernization Act (MMA) could reduce our profitability.

        Effective January 1, 2006, a revised rate calculation system based on a competitive bidding process was instituted for Medicare Advantage managed care plans, including our Medicare Selecto and Medicare Optimo plans. The statutory payment rate was relabeled as the benchmark amount, and plans submit competitive bids that reflect the costs they expect to incur in providing the base Medicare benefits. If the accepted bid is less than the benchmark, Medicare pays the plan its bid plus a rebate of 75% of the amount by which the benchmark exceeds the bid. However, these rebates can only be used to enhance benefits or lower premiums and co-pays for plan members. If the bid is greater than the benchmark, the plan will be required to charge a premium to enrollees equal to the difference between the bid and the benchmark, which could affect our ability to attract enrollees. CMS reviews the methodology and assumptions used in bidding with respect to medical and administrative costs, profitability and other factors. CMS could challenge such methodology or assumptions or seek to cap or limit plan profitability.

        Furthermore, the Deficit Reduction Act of 2005 (DRA) signed by the President on February 8, 2006, directs CMS to conduct an analysis of fee-for-service provider (a provider who receives payment for services based on actual services provided to Medicare beneficiaries and a contractually mandated or CMS-mandated fee schedule) and Medicare Advantage plan treatment and coding practices (methods of documenting medical services provided to and diagnoses of members) and to incorporate any identified differences into benchmark calculations no later than 2008. This revised rate calculation system established by the MMA and amended by the DRA is likely to eventually result in reduced Medicare Advantage payment rates, which could reduce our revenues and cause our profitability to decline. We may also face the risk of reduced or insufficient government funding and we may need to terminate our Medicare Advantage contracts with respect to unprofitable markets, which may have a material adverse effect on our financial position, results of operations or cash flows. In addition, as a result of the competitive bidding process, we may in the future be required to reduce benefits or charge our members an additional premium in order to maintain our current level of profitability, either of which could make our health plans less attractive to members and adversely affect our membership.

        CMS's risk adjustment payment system and budget neutrality factors make our revenue and profitability difficult to predict and could result in material retroactive adjustments to our results of operations.

        CMS has implemented a risk adjustment payment system for Medicare health plans to improve the accuracy of payments and establish incentives for Medicare plans to enroll and treat less healthy Medicare beneficiaries. CMS is phasing in this payment methodology with a risk adjustment model that bases a portion of the total CMS reimbursement payments on various clinical and demographic factors including hospital inpatient diagnoses, diagnosis data from ambulatory treatment settings, including hospital outpatient facilities and physician visits, gender, age and Medicaid eligibility. CMS requires that all managed care companies capture, collect and submit the necessary diagnosis code information to CMS twice a year for reconciliation with CMS's internal database. As part of the phase-in, during 2003, risk adjusted payments accounted for 10% of Medicare health plan payments, with the remaining 90% being reimbursed in accordance with the traditional CMS demographic rate books. The portion of risk adjusted payments was increased to 30% in 2004, 50% in 2005 and 75% in 2006, and has increased to 100% in 2007. As a result of this process, it is difficult to predict with certainty our future revenue or profitability. In addition, our own risk scores for any period may result in favorable or unfavorable adjustments to the payments we receive from CMS and our Medicare premium revenue. There can be no assurance that our contracting physicians and hospitals will be successful in improving the accuracy of recording diagnosis code information, which has an impact on our risk scores.

        Payments to Medicare Advantage plans are also adjusted by a "budget neutrality" factor that was implemented in 2003 by Congress and CMS to prevent health plan payments from being reduced overall while, at the same time, directing risk adjusted payments to plans with more chronically ill enrollees. In general, this adjustment has favorably impacted payments to all Medicare Advantage plans. The President's budget for 2005 assumed the phasing out of the budget neutrality adjustments over a five year period from 2007 through 2011. On December 21, 2005, the U.S. Senate passed legislation that reduces federal funding for Medicare Advantage plans by approximately $6.2 billion over five years. Among other changes, the legislation provides for an accelerated phase out of budget neutrality for risk adjustment of payments made to Medicare Advantage plans. The U.S. House of Representatives has passed similar legislation but must approve the final version of the Senate legislation before the legislation can go to the President for signature. These legislative changes may change payments to Medicare Advantage plans in general.

        In addition, on August 1, 2007, the U.S. House of Representatives passed the Children's Health and Medicare Protection Act of 2007 (H.R. 3162), which, among other things, would amend the Social Security Act to improve the federal government's children's health insurance program and make other changes under the Medicare and Medicaid programs. H.R. 3162 includes provisions that would gradually reduce Medicare Advantage payments over a four-year period to equalize payments for services made through Medicare Advantage plans and the traditional fee-for-service Medicare program by 2011. The proposed reductions in Medicare Advantage rates are the result of hearings by the health subcommittee of the House Ways and Means Committee regarding recommendations contained in MedPac's semi-annual report to Congress on Medicare payment policy dated March 1, 2007. Among other things, MedPac reported that the federal government's spending on care for beneficiaries in a private Medicare Advantage plan is on average 12% higher than spending on care for beneficiaries through the traditional Medicare program. MedPac recommended a gradual reduction in Medicare Advantage rates to ensure that payment rates between Medicare Advantage plans and the traditional Medicare program are equalized. H.R. 3162 was referred to the Senate on September 4, 2007 for consideration. As of the date of this prospectus, the U.S. Senate has not addressed H.R. 3162, nor has the U.S. Senate passed any other bill that includes the MedPac recommendations for gradual reductions in Medicare Advantage payments. We cannot provide assurances if, when or to what degree Congress may enact H.R. 3162 or similar legislation, but any reduction in Medicare Advantage rates could have a material adverse effect on our revenue, financial position, results of operations or cash flow.

        If during the open enrollment season our Medicare Advantage members enroll in another Medicare Advantage plan, they will be automatically disenrolled from our plan, possibly without our immediate knowledge.

        Pursuant to the MMA, members enrolled in one insurer's Medicare Advantage program will be automatically unenrolled from that program if they enroll in another insurer's Medicare Advantage program. If our members enroll in another insurer's Medicare Advantage program during the open enrollment season, we may not discover that such member has been unenrolled from our program until such time as we fail to receive reimbursement from the CMS in respect of such member, which may occur several months after the end of the open season. As a result, we may discover that a member has unenrolled from our program after we have already provided services to such individual. Our profitability would be reduced as a result of such failure to receive payment from CMS if we had made related payments to providers and were unable to recoup such payments from them.

        If we are deemed to have violated the insurance company change of control provisions in Puerto Rico insurance laws, we may suffer adverse consequences.

        We are subject to change of control statutes applicable to insurance companies. These statutes regulate, among other things, the acquisition of control of an insurance company or a holding company of an insurance company. Under these statutes, no person may make an offer to acquire or to sell the issued and outstanding voting stock of an insurance company, which constitutes 10% or more of the issued and outstanding stock of an insurance company, or of the total stock issued and outstanding of a holding company of an insurance company, or solicit or receive funds in exchange for the issuance of new shares of our or our insurance subsidiaries' capital stock, without the prior approval of the Commissioner of Insurance. Our amended and restated articles of incorporation (the articles) prohibit any institutional investor from owning 10% or more of our voting power and any person that is not an institutional investor from owning 5% or more of our voting power. We cannot, however, assure you that ownership of our securities will remain below these thresholds. To the extent that a person, including an institutional investor, acquires shares in excess of these limits, our articles provide that we will have the power to take certain actions, including refusing to give effect to a transfer or instituting proceedings to enjoin or rescind a transfer, in order to avoid a violation of the ownership limitation in the articles. If the Commissioner of Insurance determines that a change of control has occurred, we could be subject to fines and penalties, and in some instances the Commissioner of Insurance would have the discretion to revoke our operating licenses.

        We are also subject to change of control limitations pursuant to our BCBSA license agreements. The BCBSA ownership limits restrict beneficial ownership of our voting capital stock to less than 10% for an institutional investor and less than 5% for a noninstitutional investor, both as defined in our articles. In addition, no person may beneficially own shares of our common stock or other equity securities, or a combination thereof, representing a 20% or more ownership interest, whether voting or non-voting, in our company. This provision in our articles cannot be changed without the prior approval of the BCBSA and the vote of holders of at least 75% of our common stock. See "Description of Capital Stock".

        Our insurance subsidiaries are subject to minimum capital requirements. Our failure to meet these requirements could subject us to regulatory actions.

        Puerto Rico insurance laws and the regulations promulgated by the Commissioner of Insurance, among other things, require insurance companies to maintain certain levels of capital, thereby restricting the amount of earnings that can be distributed by our insurance subsidiaries to us. Although we are currently in compliance with these requirements, there can be no assurance that we will continue to comply in the future. Failure to maintain required levels of capital or to otherwise comply with the reporting requirements of the Commissioner of Insurance could subject our insurance subsidiaries to corrective action, including government supervision or liquidation, or require us to provide financial assistance, either through subordinated loans or capital infusions, to our subsidiaries to ensure they maintain their minimum statutory capital requirements.

        We are also subject to minimum capital requirements pursuant to our BCBSA license agreements. See "—The termination or modification of our license agreements to use the Blue Shield name and mark could have an adverse effect on our business, financial condition and results of operations".

        We are required to comply with laws governing the transmission, security and privacy of health information.

        Certain implementing regulations of HIPAA require us to comply with standards regarding the formats for electronic transmission, and the privacy and security of certain health information within our company and with third parties, such as managed care providers, business associates and our members. These rules also provide access rights and other rights for health plan beneficiaries with respect to their health information. These regulations include standards for certain electronic transactions, including encounter and claims information, health plan eligibility and payment information. Compliance with HIPAA is enforced by the Department of Health and Human Service's Office for Civil Rights for privacy, CMS for security and electronic transactions, and by the Department of Justice for criminal violations. Further, the Gramm-Leach-Bliley Act imposes certain privacy and security requirements on insurers that may apply to certain aspects of our business as well.

        We continue to implement and revise our health information policies and procedures to monitor and ensure our compliance with these laws and regulations. Furthermore, Puerto Rico's ability to promulgate its own laws and regulations (including those issued in response to the Gramm-Leach-Bliley Act), such as Act No. 194 of August 25, 2000, also known as the Patient's Rights and Responsibilities Act, including those more stringent than HIPAA, and uncertainty regarding many aspects of such state requirements, make compliance with applicable health information laws more difficult. For these reasons, our total compliance costs may increase in the future.

Risks Relating to This Offering

        There has been no prior public market for our common stock, and we cannot assure you that an active trading market in our stock will develop or be sustained.

        Prior to this offering, there has been no public market for our common stock. We cannot assure you that an active trading market in our Class B common stock will develop or be sustained after this offering. Although we have applied to list our Class B common stock on the New York Stock Exchange, we do not know whether investors will find our Class B common stock to be an attractive investment or whether firms will be interested in making a market for our stock. Consequently, you may not be able to resell your shares above the initial public offering price and may suffer a loss on your investment.

        You will incur immediate and substantial dilution in the net tangible book value of the Class B common stock you purchase in this offering.

        Purchasers of Class B common stock in this offering will suffer an immediate and substantial dilution in net tangible book value per share. Dilution is the amount by which the offering price per share paid by the purchasers of Class B common stock will exceed the net tangible book value per share of common stock after the offering. After giving effect to the sale by us of 5,000,000 shares of Class B common stock at an assumed initial public offering price of $17.00 per share, the midpoint of the range shown on the cover of this prospectus, and our payment of estimated underwriting discounts and commissions and estimated offering expenses, our net tangible book value as of September 30, 2007 would have been $344.1 million, or $10.83 per share of common stock. This represents an immediate increase in net tangible book value to existing shareholders of $0.80 per share of Class A common stock and an immediate dilution to new investors of $6.17 per share of Class B common stock. For a more detailed description of these matters, see "Dilution".

        Future sales of our Class B common stock, or the perception that such future sales may occur, may have an adverse impact on its market price.

        Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that large sales could occur, could cause the market price of our Class B common stock to decline. Either of these limits our future ability to raise capital through an offering of equity securities. After completion of this offering, there will be 14,000,000 shares of Class B common stock and 17,856,000 shares of Class A common stock issued and outstanding, or 16,100,000 shares of Class B common stock and 16,072,759 shares of Class A common stock if the underwriters exercise their over-allotment option in full. Approximately 71.3% of our Class A common stock will be subject to contractual lockup restrictions for one year following our initial public offering. Thereafter, such shares will become freely tradable without restriction or further registration under the Securities Act by persons other than our "affiliates" within the meaning of Rule 144 under the Securities Act, although such shares will continue not to be listed on the New York Stock Exchange (NYSE) and will not be fungible with our listed shares of Class B common stock. In addition, at any time after the first anniversary of our initial public offering, our board of directors may, at its sole discretion and after considering relevant factors, including market conditions at the time, cause approximately half of our shares of Class A common stock to be converted to shares of Class B common stock, including in connection with an underwritten public secondary offering, subject to the limitations described in "Description of Capital Stock—Description of Common Stock—Conversion". In addition, at any time following the fifth anniversary of this initial public offering, or such earlier date after the first anniversary of the initial public offering as all claims with respect to which anti-dilution protections are afforded to shares of Class B common stock have been resolved, all or any portion of our shares of Class A common stock may at the sole discretion of our board of directors and after considering relevant factors, including market conditions at the time, be converted to shares of Class B common stock. For a description of shares eligible for sale in the public market, see "Shares Eligible for Future Sale".

        The initial public offering price of our Class B common stock may not be indicative of the market price of our Class B common stock after this offering and our stock price could be highly volatile.

        The initial public offering price of our Class B common stock is based on numerous factors and may not be indicative of the market price of our Class B common stock after this offering. These factors include:

  •
  variations in actual or anticipated operating results;

  •
  changes in or failure to meet earnings estimates of securities analysts;

  •
  market conditions in the managed care industry;

  •
  regulatory actions and general economic and stock market conditions; and

  •
  the availability for sale, or sales, of a significant number of shares of our Class B common stock in the public market.

        These and other factors may have a significant effect on the market price of our Class B common stock after this offering. Accordingly, the market price of our Class B common stock may decline below the initial public offering price.

        Puerto Rico insurance laws and regulations and provisions of our articles and bylaws could delay, deter or prevent a takeover attempt that shareholders might consider to be in their best interests and may make it more difficult to replace members of our board of directors and have the effect of entrenching management.

        Puerto Rico insurance laws and the regulations promulgated thereunder, and our articles and bylaws may delay, defer, prevent or render more difficult a takeover attempt that our shareholders might consider to be in their best interests. For instance, they may prevent our shareholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.

        Our license agreements with the BCBSA require that our articles contain certain provisions, including ownership limitations. See "—If we are deemed to have violated the insurance company change of control provisions in Puerto Rico insurance laws, we may suffer adverse consequences".

        Other provisions included in our articles and bylaws may also have anti-takeover effects and may delay, defer or prevent a takeover attempt that our shareholders might consider to be in their best interests. In particular, our articles and bylaws:

  •
  permit our board of directors to issue one or more series of preferred stock;

  •
  divide our board of directors into three classes serving staggered three-year terms;

  •
  limit the ability of shareholders to remove directors;

  •
  impose restrictions on shareholders' ability to fill vacancies on our board of directors;

  •
  impose advance notice requirements for shareholder proposals and nominations of directors to be considered at meetings of shareholders; and

  •
  impose restrictions on shareholders' ability to amend our articles and bylaws.

        See also "—If we are deemed to have violated the insurance company change of control provisions in Puerto Rico insurance laws, we may suffer adverse consequences".

        Puerto Rico insurance laws and the regulations promulgated by the Commissioner of Insurance may also delay, defer, prevent or render more difficult a takeover attempt that our shareholders might consider to be in their best interests. For instance, the Commissioner of Insurance must review any merger, consolidation or new issue of shares of capital stock of an insurer or its parent company and make a determination as to the fairness of the transaction. Also, a director of an insurer must meet certain requirements imposed by Puerto Rico insurance laws.

        These voting and other restrictions may operate to make it more difficult to replace members of our board of directors and may have the effect of entrenching management regardless of their performance.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements, as such term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include information about possible or assumed future sales, results of operations, developments, regulatory approvals or other circumstances and may be found in the sections of this prospectus entitled "Risk Factors", "Business—Company Overview", "—Industry Overview", and "—Our Strategy", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this prospectus. Statements that use the terms "believe", "expect", "plan", "intend", "estimate", "anticipate", "project", "may", "will", "shall", "should" and similar expressions, whether in the positive or negative, are intended to identify forward-looking statements.

        All forward-looking statements in this prospectus reflect our current views about future events and are based on assumptions and subject to risks and uncertainties. Consequently, actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in "Risk Factors" and elsewhere in this prospectus.

        In addition, we operate in a highly competitive, constantly changing environment that is significantly influenced by very large organizations that have resulted from business combinations, aggressive marketing and pricing practices of competitors and regulatory oversight. The following is a summary of factors, the results of which, either individually or in combination, if markedly different from our planning assumptions, could cause our results to differ materially from those expressed in any forward-looking statements contained in this prospectus:

  •
  trends in health care costs and utilization rates;

  •
  ability to secure sufficient premium rate increases;

  •
  competitor pricing below market trends of increasing costs;

  •
  re-estimates of our policy and contract liabilities;

  •
  changes in government regulation of managed care, life insurance or property and casualty insurance;

  •
  significant acquisitions or divestitures by major competitors;

  •
  introduction and use of new prescription drugs and technologies;

  •
  a downgrade in our financial strength ratings;

  •
  litigation or legislation targeted at managed care, life insurance or property and casualty insurance companies;

  •
  ability to contract with providers consistent with past practice;

  •
  ability to successfully implement our disease management and utilization management programs;

  •
  volatility in the securities markets and investment losses and defaults;

  •
  general economic downturns, major disasters and epidemics.

        The foregoing list should not be construed to be exhaustive. We believe the forward-looking statements in this prospectus are reasonable; however, there is no assurance that the actions, events or results anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations or financial condition. In view of these uncertainties, you should not place undue reliance on any forward-looking statements, which are based on our current expectations. Further, forward-looking statements speak only as of the date they are made, and, other than as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any of them in light of new information or future events.

USE OF PROCEEDS

        We estimate that our proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $75.6 million, assuming the shares of Class B common stock are offered at $17.00 per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus (or approximately $80.6 million if the underwriters fully exercise their over-allotment option). A $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease the net proceeds to us by approximately $4.7 million. We will not receive any proceeds from the sale of shares by the selling shareholders.

        We intend to use the net proceeds from this offering for general corporate purposes, including working capital and possible acquisitions and investments.

        Management will have significant flexibility in applying the net proceeds from this offering. Pending any use, the net proceeds of this offering will be invested in short-term, interest-bearing investment-grade securities.

DIVIDEND POLICY

        Subject to the limitations under Puerto Rico corporation law and any preferential dividend rights of outstanding preferred stock, of which there is currently none outstanding, holders of common stock are entitled to receive their pro rata share of such dividends or other distributions as may be declared by our board of directors out of funds legally available therefor.

        Our ability to pay dividends is dependent on cash dividends from our subsidiaries. Our subsidiaries are subject to regulatory surplus requirements and additional regulatory requirements, which may restrict their ability to declare and pay dividends or distributions to us. We are required to maintain minimum capital of $1.0 million for our managed care subsidiary, $2.5 million for our life insurance subsidiary and $3.0 million for our property and casualty insurance subsidiary. In addition, our credit agreements restrict our ability to pay dividends if a default thereunder has occurred and is continuing.

        In March 2007, we declared and paid dividends amounting to approximately $2.4 million. In January 2006 we declared and paid dividends amounting to $6.2 million. We did not declare any dividends in prior years. Prior to December 31, 2002, our managed care subsidiary was prohibited under its tax exemption ruling from declaring dividends. See "Business".

        We do not expect to pay any cash dividends for the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. The ultimate decision to pay a dividend, however, remains within the discretion of our board of directors and may be affected by various factors, including our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual limitations and other considerations our board of directors deems relevant.

CAPITALIZATION

        The following table sets forth our cash and capitalization as of September 30, 2007, on an actual and as adjusted basis to reflect the issuance and sale by us of 5,000,000 shares of Class B common stock in this offering at an assumed initial public offering price of $17.00 per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and our payment of estimated underwriting discounts and commissions and our estimated offering expenses.

        The following table should be read in conjunction with the information under "Use of Proceeds", "Selected Consolidated Financial and Additional Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes thereto included in this prospectus.

	September 30, 2007
(in millions, except per share data)	Actual	Adjusted for IPO(1)
Cash and cash equivalents	$96.0	$171.6

Long-term debt, including current portion	$171.4	$171.4
Shareholders' equity:
Preferred stock, par value $1.00 per share, 100,000,000 shares authorized, none issued and outstanding	—	—
Common stock, par value $1.00 per share, 100,000,000 shares authorized; 26,772,000 shares issued and outstanding (actual)	26.8	31.8
Additional paid-in capital	124.0	194.6
Retained earnings	249.6	249.6
Accumulated other comprehensive loss	(17.5)	(17.5)

Total shareholders' equity	382.9	458.5

Total capitalization	$554.3	$629.9

(1)
A $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease each of cash, shareholders' equity and total capitalization by $4.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

DILUTION

        If you invest in our Class B common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our Class B common stock and the as adjusted net tangible book value per share of our common stock after this offering. Dilution results from the fact that the per share offering price of the Class B common stock is in excess of the book value per share attributable to our existing shareholders for the presently outstanding common stock.

        Our net tangible book value as of September 30, 2007 was approximately $268.5 million, or $10.03 per share of our common stock. Net tangible book value per share is determined by dividing our tangible shareholders' equity, which is total tangible assets less total liabilities, by the aggregate number of shares of common stock outstanding. Tangible assets represent total assets excluding goodwill and other intangible assets.

        After giving effect to our sale of 5,000,000 shares of Class B common stock in this offering at an assumed offering price of $17.00 per share (the midpoint of the estimated price range shown on the cover page of this prospectus), and the application of the proceeds from this offering as described under "Use of Proceeds", as-adjusted net tangible book value (deficiency) as of September 30, 2007 would have been $344.1 million, or $10.83 per share of common stock. This represents an immediate increase in as-adjusted net tangible book value of $0.80 per share to our existing shareholders and an immediate dilution of $6.17 per share to new investors purchasing shares of Class B common stock in this offering. The following table illustrates this dilution per share to new investors:

Assumed initial public offering price per share of Class B common stock		$17.00
Net tangible book value per share as of September 30, 2007	$10.03
Increase per share attributable to new investors	0.80

As-adjusted net tangible book value per share after the offering		10.83

Dilution per share of Class B common stock		$6.17

        A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share of Class B common stock (the midpoint of the estimated price range shown on the cover page of this prospectus) would increase (decrease) our as-adjusted net tangible book value per share of common stock after this offering by $0.15, and would increase (decrease) the dilution to new investors by $0.85, assuming the number of shares of Class B common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

        The following table summarizes, as of September 30, 2007, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing shareholders and to be paid by new investors purchasing shares of common stock from us in this offering, before deducting the underwriting discount and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration
					Average Price per Share
	Number	Percent	Amount	Percent
	(millions)
Existing shareholders (Class A)	26,772,000	84.3%	$0.5	0.6%	$0.02
New investors (Class B)	5,000,000	15.7	85.0	99.4	$17.00

Total	31,772,000	100.0%	$85.5	100.0%

SELECTED CONSOLIDATED FINANCIAL AND ADDITIONAL DATA

        The table below provides selected consolidated financial and additional statistical data for each of the five years in the period ended December 31, 2006 and for the nine-month periods ended September 30, 2007 and 2006. We derived the statement of earnings data for the five years in the period ended December 31, 2006, and the balance sheet data as of December 31, 2006, 2005, 2004, 2003 and 2002, from our audited consolidated financial statements. We derived the statement of earnings data for the nine-month periods ended September 30, 2007 and 2006, and the balance sheet data as of September 30, 2007, from our unaudited consolidated financial statements.

        Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in our opinion, reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of this data in all material respects. The results for any interim period are not necessarily indicative of the results that may be expected for a full year or any other period.

        You should read this selected consolidated financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and accompanying notes included elsewhere in this prospectus.

        Until October 31, 2006, we had contracts with the government of the Commonwealth of Puerto Rico (the government of Puerto Rico) to be the Reform insurance carrier for three of the eight geographical areas into which Puerto Rico is divided for purposes of the Reform. In October 2006, we were informed that the new contract to serve one of these regions, Metro-North, had been awarded to another managed care company effective November 1, 2006. The contracts for the other two regions were renewed for additional terms ending June 30, 2008 and applicable premium rates were negotiated, resulting in an average increase in rates of 8.7%. The premiums earned, net and operating income related to the operations of the Metro-North region for the nine months ended September 30, 2006 amounted to $145.8 million and $6.9 million, respectively. The premiums earned, net and operating income related to the operations of the Metro-North region amounted to $161.6 million and $5.4 million, respectively, for the year ended December 31, 2006, and $200.9 million and $3.5 million, respectively, for the year ended December 31, 2005.

	Nine months ended September 30,		Year ended December 31,
(in millions, except per share data)	2007	2006(1)	2006(1)	2005	2004	2003	2002
Statement of Earnings Data
Revenues:
Premiums earned, net	$1,101.6	$1,158.6	$1,511.6	$1,380.2	$1,299.0	$1,264.4	$1,236.6
Administrative service fees	11.0	10.4	14.1	14.4	9.2	8.3	9.5
Net investment income	33.4	31.3	42.7	29.1	26.8	24.7	24.8

Total operating revenues	1,146.0	1,200.3	1,568.4	1,423.7	1,335.0	1,297.4	1,270.9

Net realized investment gains	6.2	1.3	0.8	7.2	11.0	8.4	0.2
Net unrealized investment gain (loss) on trading securities	(0.8)	3.7	7.7	(4.7)	3.0	14.9	(8.3)
Other income, net	1.8	1.2	2.3	3.7	3.4	4.7	2.1

Total revenues	1,153.2	1,206.5	1,579.2	1,429.9	1,352.4	1,325.4	1,264.9

Benefits and expenses:
Claims incurred	915.4	974.3	1,259.0	1,208.3	1,115.8	1,065.4	1,062.0
Operating expenses	173.4	170.5	236.1	181.7	171.9	165.1	148.5

Total operating costs	1,088.8	1,144.8	1,495.1	1,390.0	1,287.7	1,230.5	1,210.5
Interest expense	11.9	12.4	16.6	7.6	4.6	3.2	3.6

Total benefits and expenses	1,100.7	1,157.2	1,511.7	1,397.6	1,292.3	1,233.7	1,214.1

Income before taxes	52.5	49.3	67.5	32.3	60.1	91.6	50.8
Income tax expense	11.7	10.5	13.0	3.9	14.3	65.4	2.6

Net income	$40.8	$38.8	$54.5	$28.4	$45.8	$26.2	$48.2

Weighted average number of shares outstanding giving effect to 3,000-for-one stock split	26,741,333	26,728,333	26,733,000	26,712,000	26,757,000	27,540,000	28,593,000
Basic net income per share giving effect to 3,000-for-one stock split	$1.53	$1.45	$2.04	$1.06	$1.71	$0.95	$1.69
	As of September 30,	As of December 31,
(in millions)	2007	2006(1)	2005	2004	2003	2002
Balance Sheet Data
Cash and cash equivalents	$96.0	$81.6	$49.0	$35.1	$47.7	$82.8
Total assets	1,424.6	1,345.5	1,137.5	919.7	834.6	721.9
Long-term borrowings	171.4	183.1	150.6	95.7	48.4	50.0
Total shareholders' equity	382.9	342.6	308.7	301.4	254.3	231.7
	Nine months ended September 30,		Year ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Additional Managed Care Data(2)
Medical loss ratio	87.7%	88.2%	87.6%	90.3%	88.3%	86.6%	87.7%
Operating expense ratio	11.0%	11.0%	11.5%	10.8%	10.8%	10.8%	10.4%
Medical membership (period-end)	977,613	1,189,206	979,506	1,252,649	1,236,108	1,235,349	1,273,256

(1)
On January 31, 2006, we completed the acquisition of GA Life. The results of operations and financial condition of GA Life are included in this table for the period following the effective date of the acquisition. See note 3 to the audited consolidated financial statements included elsewhere herein.

(2)
Does not reflect inter-segment eliminations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

        We are the largest managed care company in Puerto Rico in terms of membership, with over 45 years of experience in the managed care industry. We offer a broad portfolio of managed care and related products in the Commercial, Puerto Rico Health Reform (the Reform) and Medicare (including Medicare Advantage and the Part D stand-alone prescription drug plans (PDP)) markets. The Reform is a government of Puerto Rico-funded managed care program for the medically indigent, similar to the Medicaid program in the U.S. We have the exclusive right to use the Blue Shield name and mark throughout Puerto Rico, serve approximately one million members across all regions of Puerto Rico and hold a leading market position covering approximately 25% of the population. For the nine months ended September 30, 2007 and the year ended December 31, 2006 respectively, our managed care segment represented approximately 87.9% and 88.6% of our total consolidated premiums earned, net, and approximately 68.9% and 62.1% of our operating income. We also have significant positions in the life insurance and property and casualty insurance markets. Our life insurance segment had a market share of approximately 15% (in terms of premiums written) as of December 31, 2006. Our property and casualty segment had a market share of approximately 9% (in terms of direct premiums) as of December 31, 2006.

        We participate in the managed care market through our subsidiary, TSI. Our managed care subsidiary is a BCBSA licensee, which provides us with exclusive use of the Blue Shield brand in Puerto Rico. We offer products to the Commercial, Reform and Medicare (including Medicare Advantage and PDP) markets, including corporate accounts, U.S. federal government employees, local government employees, individual accounts and Medicare Supplement.

        We participate in the life insurance market through our subsidiary, GA Life (which resulted from the merger of our former subsidiary Seguros de Vida Triple-S, Inc. (SVTS) into GA Life) and in the property and casualty insurance market through our subsidiary, STS. GA Life and STS represented approximately 6.1% and 6.3%, respectively, of our consolidated premiums earned, net for the nine months ended September 30, 2007 and 14.5% and 11.2%, respectively, of our operating income for that period.

        The Commissioner of Insurance recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under the Puerto Rico insurance laws and for determining whether its financial condition warrants the payment of a dividend to its shareholders. No consideration is given by the Commissioner of Insurance to financial statements prepared in accordance with U.S. GAAP in making such determinations. See note 24 to our audited consolidated financial statements.

        Intersegment revenues and expenses are reported on a gross basis in each of the operating segments but eliminated in the consolidated results. Except as otherwise indicated, the numbers presented in this prospectus do not reflect intersegment eliminations. These intersegment revenues and expenses affect the amounts reported on the financial statement line items for each segment, but are eliminated in consolidation and do not change net income. The following table shows premiums earned, net and net fee revenue and operating income for each segment, as well as the intersegment premiums earned, service revenues and other intersegment transactions, which are eliminated in the consolidated results:

	Nine months ended September 30,		Year ended December 31,
(in millions)	2007	2006	2006	2005	2004
Premiums earned, net
Managed care	$968.2	$1,030.6	$1,339.8	$1,279.5	$1,199.2
Life insurance	67.1	64.6	86.9	17.1	16.4
Property and casualty insurance	69.3	66.1	88.5	86.8	86.2
Intersegment premiums earned	(3.0)	(2.7)	(3.6)	(3.2)	(2.8)

Consolidated premiums earned, net	$1,101.6	$1,158.6	$1,511.6	$1,380.2	$1,299.0

	Nine months ended September 30,		Year ended December 31,
(in millions)	2007	2006	2006	2005	2004
Administrative service fees
Managed care	$13.5	$12.4	$16.9	$15.5	$10.3
Intersegment administrative service fees	(2.5)	(2.0)	(2.8)	(1.1)	(1.1)

Consolidated administrative service fees	$11.0	$10.4	$14.1	$14.4	$9.2

	Nine months ended September 30,		Year ended December 31,
(in millions)	2007	2006	2006	2005	2004
Operating income
Managed care	$39.4	$33.2	$45.5	$16.1	$36.2
Life insurance	8.3	9.0	11.2	3.0	0.6
Property and casualty insurance	6.5	7.9	11.2	12.3	7.7
Other segments and intersegment eliminations	3.0	5.4	5.4	2.3	2.8

Consolidated operating income	$57.2	$55.5	$73.3	$33.7	$47.3

        Effective January 31, 2006, we completed the acquisition of 100% of the common stock of GA Life for $37.5 million, and effective June 30, 2006, we merged the operations of our life insurance subsidiary, SVTS, into GA Life. GA Life's results of operations and financial condition are included in our consolidated financial statements for the period following January 31, 2006. Our historical results of operations and "comparable basis" information for 2005 are included in this prospectus. Comparable basis information was determined by adding the historical statements of earnings for GA Life from February 1, 2005 to December 31, 2005 to our statements of earnings for 2005. Comparable basis information is presented in order to provide a more meaningful comparison of the 2006 and 2005 periods. Comparable basis information is not calculated in accordance with U.S. GAAP and is not intended to represent or be indicative of the results of operations that would have been reported by us had the acquisition been completed as of January 31, 2005. In addition, comparable basis information does not adjust for the inclusion in our 2006 results of results of our coinsurance funds withheld agreement with GA Life during January of that year. (See the unaudited pro forma combined financial statements included in note 3 to our consolidated financial statements included elsewhere in this prospectus.)

        During the reported periods, we had one-year contracts with the government of the Commonwealth of Puerto Rico (the government of Puerto Rico) to be the Reform insurance carrier for three of the eight geographical areas into which Puerto Rico is divided for purposes of the Reform.

In October 2006, we were informed that the new contract to serve one of these regions, Metro-North, had been awarded to another managed care company, effective November 1, 2006. The contracts for the other two regions were renewed for additional terms ending June 30, 2008 and applicable premium rates were negotiated, resulting in an average increase in rates of 8.7%. The premiums earned, net and operating income related to the operations of the Metro-North region for the nine months ended September 30, 2006 amounted to $145.8 million and $6.9 million, respectively. The premiums earned, net of the Metro-North region during the years 2006, 2005 and 2004 amounted to $161.6 million, $200.9 million and $184.7 million, respectively. The operating income of this region during the years 2006, 2005 and 2004 amounted to $5.4 million, $3.5 million and $4.4 million, respectively.

Results of Operations

  Revenue

        General.    Our revenue consists primarily of (i) premium revenue we generate from our managed care business, (ii) administrative service fees we receive for administrative services provided to self-insured (ASO) employers, (iii) premiums we generate from our life insurance and property and casualty insurance businesses and (iv) investment income.

        Managed Care Premium Revenue.    Our revenue primarily consists of premiums earned from the sale of managed care products to the Commercial market sector, including corporate accounts, U.S. federal government employees, local government employees, individual accounts and Medicare Supplement, as well as to the Medicare Advantage (including PDP) and Reform sectors. We receive a monthly payment from or on behalf of each member enrolled in our Commercial managed care plans (excluding ASO). We recognize all premium revenue in our managed care business during the month in which we are obligated to provide services to an enrolled member. Premiums we receive in advance of that date are recorded as unearned premiums.

        Premiums are generally fixed by contract in advance of the period during which healthcare is covered. Our Commercial premiums are generally fixed for the plan year in the annual renewal process. Our Medicare Advantage contracts entitle us to premium payments from the Centers for Medicare and Medical Services (CMS) on behalf of each Medicare beneficiary enrolled in our plans, generally on a per member per month (PMPM) basis. We submit rate proposals to CMS in June for each Medicare Advantage product that will be offered beginning January 1 of the subsequent year in accordance with the new competitive bidding process under the MMA. Retroactive rate adjustments are made periodically with respect to our Medicare Advantage plans based on the aggregate health status and risk scores of our plan participants.

        Premium payments from CMS in respect of our Medicare Part D prescription drug plans are based on written bids submitted by us which include the estimated costs of providing the prescription drug benefits.

        Administrative Service Fees.    Administrative service fees include amounts paid to us for administrative services provided to self-insured employers. We provide a range of customer services pursuant to our ASO contracts, including claims administration, billing, access to our provider networks and membership services. Administrative service fees are recognized in the month in which services are provided.

        Other Premium Revenue.    Other premium revenue includes premiums generated from the sale of life insurance and property and casualty insurance products. Premiums on life insurance policies are billed in the month prior to the effective date of the policy, with a one-month grace period, and the related revenue is recorded as earned during the coverage period. If the insured fails to pay within the one-month grace period, we may cancel the policy. We recognize premiums on property and casualty contracts as earned on a pro rata basis over the policy term. Property and casualty policies are subscribed through general agencies, which bill policy premiums to their clients in advance or, in the case of new business, at the inception date and remit collections to us, net of commissions. The portion of premiums related to the period prior to the end of coverage is recorded in the consolidated balance sheet as unearned premiums and is transferred to premium revenue as earned.

        Investment Income and Other Income.    Investment income consists of interest income and other income consists of net realized gains on investment securities. See note 2(c) to our audited consolidated financial statements.

  Expenses

        Claims Incurred.    Our largest expense is medical claims incurred, or the cost of medical services we arrange for our members. Medical claims incurred include the payment of benefits and losses, mostly to physicians, hospitals and other service providers, and to policyholders. We generally pay our providers on one of three bases: (1) fee-for-service contracts based on negotiated fee schedules; (2) capitated arrangements, generally on a fixed PMPM payment basis, whereby the provider generally assumes some of the medical expense risk; and (3) risk-sharing arrangements, whereby we advance a capitated PMPM amount and share the risk of the medical costs of our members with the provider based on actual experience as measured against pre-determined sharing ratios. Claims incurred also include claims incurred in our life insurance and property and casualty insurance businesses. Each segment's results of operations depend in significant part on our ability to accurately predict and effectively manage claims. A portion of the claims incurred for each period consists of claims reported but not paid during the period, as well as a management and actuarial estimate of claims incurred but not reported during the period.

        The medical loss ratio (MLR), which is calculated by dividing managed care claims incurred by managed care premiums earned, net is one of our primary management tools for measuring these costs and their impact on our profitability. The medical loss ratio is affected by the cost and utilization of services. The cost of services is affected by many factors, in particular our ability to negotiate competitive rates with our providers. The cost of services is also influenced by inflation and new medical discoveries, including new prescription drugs, therapies and diagnostic procedures. Utilization rates, which reflect the extent to which beneficiaries utilize healthcare services, significantly influence our medical costs. The level of utilization of services depends in large part on the age, health and lifestyle of our members, among other factors. As the medical loss ratio is the ratio of claims incurred to premiums earned, net it is affected not only by our ability to contain cost trends but also by our ability to increase premium rates to levels consistent with or above medical cost trends. We use medical loss ratios both to monitor our management of healthcare costs and to make various business decisions, including what plans or benefits to offer and our selection of healthcare providers.

        Operating Expenses.    Operating expenses include commissions to external brokers, general and administrative expenses, cost containment expenses such as case and disease management programs, and depreciation and amortization. The operating expense ratio is calculated by dividing operating expenses by premiums earned, net and administrative service fees. A significant portion of our operating expenses are fixed costs. Accordingly, it is important that we maintain or increase our volume of business in order to distribute our fixed costs over a larger membership base. Significant changes in our volume of business will affect our operating expense ratio and results of operations. We also have variable costs, which vary in proportion to changes in volume of business. Our operating expense ratio has remained broadly constant over the past three years, notwithstanding membership growth, because of certain significant expenses incurred in recent years, including the costs associated with Sarbanes-Oxley Section 404 compliance, HIPAA compliance, additional legal expenses and related accruals in connection with certain litigation, costs associated with the acquisition of GA Life and consulting costs incurred in connection with information technology (IT) systems upgrades. We do not expect our operating expense ratios to decline in the near term, however, because we expect to incur material expenses in connection with the introduction of our new IT platform.

Membership

        Our results of operation depend in large part on our ability to maintain or grow our membership. In addition to driving revenues, membership growth is necessary to successfully introduce new products, maintain an extensive network of providers and achieve economies of scale. Our ability to maintain or grow our membership is affected principally by the competitive environment and general market conditions.

        In recent years, we have experienced a decrease in our fully insured Commercial membership due to the highly aggressive pricing of our competitors, which has also affected our ability to increase premiums, and the shifting of Medicare eligibles from our Medicare Supplement program to Medicare Advantage plans offered by our competitors and, to a lesser extent, ourselves. Membership in our Reform program has also been affected by the shifting of Reform program members to such Medicare Advantage plans.

        We believe that the Medicare Advantage program (including PDP) provides a significant opportunity for growth in membership. We commenced offering Medicare Advantage products in 2005, with the introduction of our Medicare Selecto and Medicare Optimo plans. The membership in our Medicare Advantage programs increased by 36.7% in the first nine months of 2007; from 27,078 members as of December 31, 2006 to 37,022 as of September 30, 2007. In January 2006, we launched our stand-alone PDP plan, FarmaMed, which as of September 30, 2007, had 11,269 members. We expect that Medicare Advantage enrollment will continue to experience growth, but at a slower pace than in this initial period.

        The following table sets forth selected membership data as of the dates set forth below:

	As of September 30,		As of December 31,
	2007	2006	2006	2005	2004
Commercial(1)	576,600	589,785	580,850	612,218	621,665
Reform(2)	352,722	554,996	357,515	628,438	614,443
Medicare Advantage(3)	48,291	44,425	41,141	11,993	—

Total	977,613	1,189,206	979,506	1,252,649	1,236,108

(1)
Commercial membership includes corporate accounts, self-funded employers, individual accounts, Medicare Supplement, federal government employees and local government employees.

(2)
Enrollment as of September 30, 2006 and as of December 31, 2005 and 2004 includes the Metro-North region. The contract for this region was not renewed effective November 1, 2006.

(3)
Includes Medicare Advantage as well as stand-alone PDP plan membership.

Consolidated Operating Results

        The following table sets forth our consolidated operating results for the nine-month periods ended September 30, 2007 and 2006 and the years ended December 31, 2006, 2005 and 2004.

	Nine months ended September 30,		Year ended December 31,
(in millions)	2007	2006(1)	2006(1)	Comparable Basis 2005(2)	2005	2004
Revenues:
Premiums earned, net	$1,101.6	$1,158.6	$1,511.6	$1,441.8	$1,380.2	$1,299.0
Administrative service fees	11.0	10.4	14.1	14.4	14.4	9.2
Net investment income	33.4	31.3	42.7	39.7	29.1	26.8

Total operating revenues	1,146.0	1,200.3	1,568.4	1,495.9	1,423.7	1,335.0
Net realized investment gains	6.2	1.3	0.8	11.6	7.2	11.0
Net unrealized investment gain (loss) on trading securities	(0.8)	3.7	7.7	(4.7)	(4.7)	3.0
Other income, net	1.8	1.2	2.3	3.7	3.7	3.4

Total revenues	1,153.2	1,206.5	1,579.2	1,506.5	1,429.9	1,352.4

Benefits and expenses:
Claims incurred	915.4	974.3	1,259.0	1,237.3	1,208.3	1,115.8
Operating expenses	173.4	170.5	236.1	213.2	181.7	171.9

Total operating costs	1,088.8	1,144.8	1,495.1	1,450.5	1,390.0	1,287.7
Interest expense	11.9	12.4	16.6	9.0	7.6	4.6

Total benefits and expenses	1,100.7	1,157.2	1,511.7	1,459.5	1,397.6	1,292.3

Income before taxes	52.5	49.3	67.5	47.0	32.3	60.1

Income tax expense	11.7	10.5	13.0	3.1	3.9	14.3

Net income	$40.8	$38.8	$54.5	$43.9	$28.4	$45.8

(1)
The 2006 historical results of operations of GA Life are included in this table for the period following January 31, 2006, the effective date of the acquisition.

(2)
Comparable basis information was determined by adding the historical statements of earnings for us and, for the period from February 1, 2005 to December 31, 2005, for GA Life, the same months during which we consolidated GA Life in 2006. Comparable basis information is presented in order to provide a more meaningful comparison of the 2006 and 2005 periods. Comparable basis information is not calculated in accordance with U.S. GAAP and is not intended to represent or be indicative of the results of operations that would have been reported by us had the acquisition of GA Life been completed as of January 31, 2005. See the selected pro forma financial information included in note 3 to our audited consolidated financial statements included elsewhere in this prospectus. Comparable basis information, unlike the pro forma financial information, does not reflect adjustments, such as interest expense, associated with indebtedness incurred in connection with the acquisition. In addition, comparable basis information does not adjust for the inclusion in our 2006 results of results of our coinsurance funds withheld agreement with GA Life during January of that year.

  Nine months ended September 30, 2007 compared with nine months ended September 30, 2006

  Operating Revenues

        Consolidated premiums earned, net and administrative service fees decreased by $56.4 million, or 4.8%, to $1,112.6 million during the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006. The decrease was primarily due to a decrease in the premiums earned, net in our managed care segment, principally due to the decreased volume of the Reform business after the termination of the contract for the Metro-North region, offset in part by the growth of our Medicare Advantage business and the increases in premium rates of the Reform business during 2007.

        Consolidated net investment income increased by $2.1 million, or 6.7%, to $33.4 million during the nine months ended September 30, 2007. This increase is primarily the result of an increase of $1.1 million attributed to a higher yield in 2007 and a higher balance of invested assets and the acquisition of GA Life effective January 31, 2006. Net investment income earned by GA Life during the month of January 2006 amounted to $1.0 million, which is not included in our consolidated financial statements.

  Net realized investment gains

        Consolidated net realized investment gains increased by $4.9 million to $6.2 million during the nine months ended September 30, 2007. This increase is primarily the result of higher sales in 2007 of investments, particularly in trading securities, in order to keep the portfolio within our established targets in each investment sector.

  Net unrealized (loss) gain on trading securities and other income, net

        The combined balance of our consolidated net unrealized gain (loss) on trading securities and other income, net decreased by $3.9 million, to a gain of $1.0 million during the nine months ended September 30, 2007. The decrease is primarily the net result of an increase in the fair value of the derivative component of our investment in structured notes linked to foreign stock indexes, offset in part by the unrealized loss on the trading portfolio. This unrealized loss on trading securities is due to the sale of one equity portfolio which had a net unrealized gain at the time of sale. This sale had the effect of eliminating the unrealized gain that was offsetting unrealized losses in our trading portfolio.

  Claims Incurred

        Consolidated claims incurred during the nine months ended September 30, 2007 decreased by $58.9 million, or 6.0%, to $915.4 million when compared to the claims incurred during the nine months ended September 30, 2006. This decrease is principally due to decreased claims in the managed care segment as a result of the decreased volume of the Reform business due to the termination of the contract for the Metro-North region, net of increased enrollment in the Medicare Advantage business. The consolidated loss ratio decreased by 1.0 percentage points, to 83.1% in the 2007 period. The lower loss ratio is mainly the result of an overall increase in premium rates and a change in the mix of business. During the nine months ended September 30, 2007, the weight in the mix of business of the managed care segment corresponding to the Reform business decreased as a result of the termination of the contract for the Metro-North area. The Reform business has a higher loss ratio than other businesses within this segment. On the other hand, the Medicare Advantage business, which has a lower loss ratio than other businesses within the managed care segment, has a higher weight in the mix of business in the 2007 period.

  Operating Expenses

        Consolidated operating expenses during the nine months ended September 30, 2007 increased by $2.9 million, or 1.7%, to $173.4 million as compared to operating expenses during the 2006 period. This increase is primarily attributed to increases in professional services expense (mainly legal expenses), normal increases in payroll and payroll related expense, as well as higher technology related costs due to the new systems initiative of our managed care subsidiary. This increase is offset in part by the decrease in the operating expenses for the Reform business resulting from the reduction in volume of this business. The consolidated operating expense ratio increased by 1.0 percentage points during the 2007 period mainly due to fixed expenses not affected by a reduction in volume.

  Income tax expense

        The consolidated effective tax rate increased by 1.0 percentage points, from 21.3% in 2006 to 22.3% in 2007, primarily due to a higher taxable income in 2007 from our managed care segment, which has a higher effective tax rate than our other segments.

  Year ended December 31, 2006 compared with the year ended December 31, 2005

  Operating Revenues

        Consolidated premiums earned, net and administrative service fees increased $131.1 million, or 9.4%, to $1.5 billion in 2006 compared to 2005. On a comparable basis, including GA Life's results from both periods, consolidated earned premiums, net and administrative service fees increased by $69.5 million, or 4.8%. These increases were primarily due to an increase in the operating revenues of our managed care segment, which was attributable principally to strong growth from our Medicare Advantage and PDP products, offset in part by the Reform sector due to the loss of the Metro-North region.

        Consolidated net investment income increased by $13.6 million, or 46.7%, to $42.7 million in 2006. On a comparable basis, consolidated net investment income increased by $3.0 million, or 7.6%, in 2006. This increase was primarily the result of a higher balance of invested assets and an increase in yield during 2006.

  Net realized investment gains

        Consolidated net realized investment gains decreased by $6.4 million, or 88.9%, to $0.8 million in 2006. On a comparable basis, consolidated net realized investment gains decreased by $10.8 million, or 93.1%, to $0.8 million in 2006. This decrease was primarily the result of high levels of sales of investments in 2005 in order to take advantage of a temporary reduction in the capital gains tax rate for sales of long-term capital assets, thus causing relatively significant gains to be realized in the 2005 period.

  Net unrealized gain (loss) on trading securities and other income, net

        The combined balance of our consolidated net unrealized gain on trading securities and other income, net was $10.0 million during the 2006 period, an increase of $11.0 million on both an actual and comparable basis. This increase is attributable to unrealized equity securities gains in our trading portfolios. The unrealized loss in 2005 arose upon the sale of securities in a gain position to take advantage of the temporary reduction in capital gains tax rate, as discussed above.

  Claims Incurred

        Consolidated claims incurred during 2006 increased by $50.7 million, or 4.2%, to $1.3 billion in 2006 when compared to the claims incurred from 2005 levels. On a comparable basis, the consolidated claims incurred increased by $21.7 million, or 1.8%, principally due to increased claims in the managed care segment as a result of increased enrollment in the Medicare Advantage and PDP sectors, net of a decrease in the Reform sector. In addition, the loss ratio on a comparable basis decreased by 2.5 percentage points from 85.8% to 83.3%.

  Operating Expenses

        Consolidated operating expenses during 2006 increased by $54.4 million, or 29.9%, to $236.1 million in the 2006 period as compared to the operating expenses during the 2005 period. On a comparable basis, consolidated operating expenses increased by $22.9 million, or 10.7%, which is attributed primarily to increased volume of business across all of our businesses during the 2006 period. In addition, we experienced normal increases in payroll and related expenses, commission expenses and information technology related costs.

  Interest expense

        Consolidated interest expense for the year ended December 31, 2006 increased by $9.0 million to $16.6 million. On a comparable basis, consolidated interest expense increased by $7.6 million, primarily due to the interest expense corresponding to new debt incurred during the fourth quarter of 2005 and during the first quarter of 2006 in connection with the GA Life acquisition.

  Income tax expense

        The consolidated effective tax rate increased by 7.2 percentage points, from 12.1% in 2005 to 19.3% in 2006, primarily due to an increase in taxable investment income, which was offset in part by an increase in net income relating to the life insurance segment, which has a lower effective tax rate than the other lines of business.

  Year ended December 31, 2005 compared with the year ended December 31, 2004

  Operating Revenues

        Consolidated premiums earned, net and administrative service fees presented a combined increase of $86.4 million, or 6.6%, to $1.4 billion during 2005, $85.5 million of which was from the managed care segment.

        Consolidated net investment income increased by $2.3 million, or 8.6%, to $29.1 million during 2005, principally due to a higher balance of invested assets as well as to a higher yield during 2005.

  Net realized investment gains

        Consolidated net realized investment gains decreased by $3.8 million, or 34.5%, to $7.2 million during 2005, principally due to higher sales of investments in equity securities during 2004.

  Net unrealized gain (loss) on trading securities and other income, net

        The combined balance of our consolidated net unrealized gain on trading securities and other income, net decreased by $7.4 million, or 115.6%, to a loss of $1.0 million in 2005, primarily reflecting unrealized losses in equity securities. We experienced an unrealized loss in 2005 because, during the second quarter of 2005, we sold certain equity investments with unrealized gains in order to take advantage of a temporary reduction in the capital gains tax rate, thus eliminating the unrealized gains that would have offset the unrealized losses in our portfolios during this period.

  Claims Incurred

        Consolidated claims incurred increased by $92.5 million, or 8.3%, to $1.2 billion during 2005. This increase was principally driven by fluctuations in the claims incurred by the managed care segment, primarily due to increased utilization, costs of services and enrollment.

  Operating Expenses

        Consolidated operating expenses increased by $9.8 million, or 5.7%, to $181.7 million in 2005, primarily due to increased business volume and startup costs associated with the launching of our new Medicare Advantage products.

  Interest expense

        Consolidated interest expense in 2005 period increased by $3.0 million to $7.6 million, primarily due to the interest expense corresponding to new debt incurred by our managed care segment in September 2004.

  Income tax expense

        The consolidated effective tax rate decreased from 23.8% in 2004 to 12.1% in 2005 due to the net effect of an increase in exempt interest income during 2005, which decreased the effective rate, and an increase in the property and casualty insurance segment's deferred tax expense.

Managed Care Operating Results

        We offer our products in the managed care segment to four distinct market sectors in Puerto Rico: Commercial, Reform, Medicare Advantage and Medicare Part D stand-alone PDP. For the nine months ended September 30, 2007, the Commercial sector represented 48.9% and 3.8% of our consolidated premiums earned, net and operating income, respectively. During the same period, the Reform sector represented 22.1% and 15.6% of our consolidated premiums earned, net and our operating income, respectively. Premiums earned, net and operating income generated from our Medicare Advantage contracts (including PDP) during the nine months ended September 30, 2007 represented 16.9% and 49.5% of our consolidated earned premiums, net and our operating income, respectively.

	Nine months ended September 30,		Year ended December 31,
(in millions)	2007	2006	2006	2005	2004
Medical operating revenues:
Medical premiums earned, net:
Commercial	$538.7	$540.7	$713.2	$734.5	$714.5
Reform	243.8	366.7	455.8	510.8	484.7
Medicare Advantage	185.7	123.2	170.8	34.2	—

Medical premiums earned	968.2	1,030.6	1,339.8	1,279.5	1,199.2
Administrative service fees	13.5	12.4	16.9	15.5	10.3
Net investment income	14.3	13.9	18.8	17.0	16.0

Total medical operating revenues	996.0	1,056.9	1,375.5	1,312.0	1,225.5

Medical operating costs:
Medical claims incurred	848.9	909.4	1,173.6	1,155.9	1,058.6
Medical operating expenses	107.7	114.3	156.4	140.0	130.7

Total medical operating costs	956.6	1,023.7	1,330.0	1,295.9	1,189.3

Medical operating income	$39.4	$33.2	$45.5	$16.1	$36.2

Additional data:
Member months enrollment:
Commercial:
Fully-insured	3,743,350	3,995,526	5,272,987	5,632,249	5,755,380
Self funded	1,447,287	1,387,341	1,861,833	1,840,716	1,692,108

Total Commercial member months	5,190,637	5,382,867	7,134,820	7,472,965	7,447,488
Reform	3,199,546	5,211,533	6,484,270	7,465,777	7,377,048
Medicare Advantage	407,675	327,289	461,718	71,947	—

Total member months	8,797,858	10,921,689	14,080,808	15,010,689	14,824,536

Medical loss ratio	87.7%	88.2%	87.6%	90.3%	88.3%
Operating expense ratio	11.0%	11.0%	11.5%	10.8%	10.8%

  Nine months ended September 30, 2007 compared with nine months ended September 30, 2006

  Medical Operating Revenues

        Medical premiums earned for the nine months ended September 30, 2007 decreased by $62.4 million, or 6.1%, to $968.2 million when compared to the medical premiums earned during the nine months ended September 30, 2006, principally as a result of the following:

  •
  Medical premiums earned in the Reform business decreased by $122.9 million, or 33.5%, to $243.8 million during the 2007 period. This fluctuation is due to a decrease in member months enrollment in the Reform business by 2,011,987, or 38.6%, mainly as the result of the termination of the contract for the Metro-North region, the tightening of membership restrictions by the Puerto Rico government, and the shift in membership of dual eligibles to Medicare Advantage policies offered by us and our competitors. The member months enrollment of the Metro-North region was 1,841,815 during the nine months ended

    September 30, 2006. The effect of this decrease in membership was mitigated by an increase in premium rates, effective July 1, 2007, of approximately 8.7% and a retroactive increase in rates of approximately 6.7% effective November 1, 2006.

  •
  Medical premiums generated by the Commercial business decreased by $2.0 million, or 0.4%, to $538.7 million during the 2007 period. This decrease is primarily the result of a decrease in member months enrollment of 252,176, or 6.3%, partially offset by an increase in average premium rates of 6.3%.

  •
  Medical premiums generated by the Medicare Advantage business increased during the nine months ended September 30, 2007 by $62.5 million, or 50.7%, to $185.7 million, primarily due to an increase in member months enrollment of 80,386, or 24.6%. The increase in member months is the net result of an increase of 110,540, or 57.2%, in the membership of our Medicare Advantage products and a decrease of 30,154, or 22.5%, in the membership of our PDP product. We expect that Medicare Advantage enrollment will continue to experience growth, but at a slower pace than in prior periods. In addition, the segment recognized an additional premium adjustment of $3.2 million related to the 2006 risk scores review performed by CMS.

        Administrative service fees increased by $1.1 million, or 8.9%, to $13.5 million during the 2007 period due to an increase in member months enrollment of self-funded arrangements of 59,946, or 4.3% and to a shift of several self-funded groups to arrangements where the administrative service fee is based on contracts instead of claims paid.

  Medical Claims Incurred

        Medical claims incurred during the nine months ended September 30, 2007 decreased by $60.5 million, or 6.7%, to $848.9 million when compared to the nine months ended September 30, 2006. The decrease in medical claims incurred is mostly related to the medical claims incurred of the Reform business, which decreased by $112.3 million due to its decreased enrollment, partially offset by a combined increase of $53.4 million in the medical claims incurred of the Medicare Advantage and PDP businesses due to an increase in members. The medical loss ratio decreased by 0.5 percentage points during the 2007 period, to 87.7%, primarily due to an overall increase in premium rates and a change in the mix of business of the segment. During the nine months ended September 30, 2007 the weight in the mix of business corresponding to the Reform business decreased as a result of the termination of the contract for the Metro-North area. The Reform business has a higher medical loss ratio than other businesses within the segment. On the other hand, the Medicare Advantage business, which has a lower medical loss ratio than other businesses, had a higher weight in the mix of business in the 2007 period.

  Medical Operating Expenses

        Medical operating expenses for the nine months ended September 30, 2007 decreased by $6.6 million, or 5.8%, to $107.7 million when compared to the nine months ended September 30, 2006. This decrease is primarily attributed to the decrease in the direct costs of the Reform business due to its reduction in volume. The segment's operating expense ratio remained the same as the prior period at approximately 11.0%.

  Year ended December 31, 2006 compared with the year ended December 31, 2005

  Medical Operating Revenues

        Medical premiums earned during 2006 increased by $60.3 million, or 4.7%, to $1.3 billion when compared to earned premiums during 2005, principally as a result of the following:

  •
  Medical premiums generated by the Medicare Advantage business increased during 2006 by $121.5 million, or 355.3%, primarily due to an increase in member months enrollment of 209,327, or 290.9%, reflecting the initial ramp-up of this business, which commenced in 2005, and the introduction of additional Medicare Advantage policies. In January 2006, we expanded our Medicare Advantage business with the introduction of Medicare Platino for the dual-eligible population, the medically indigent Medicare-qualified beneficiaries. We expect that Medicare Advantage enrollment will continue to experience growth, but at a slower pace than in this initial period.

  •
  In January 2006, we introduced a new PDP product, FarmaMed, which had member months enrollment of 180,444 and premiums of $15.1 million during the 2006 period. In 2006, membership of our PDP business transferred in material numbers to one of our Medicare Advantage policies. We expect this trend to continue in 2007 and, as a result, to experience a decrease in the enrollment of this business.

  •
  During 2006, member months enrollment in the Reform business decreased by 981,507, or 13.1%, and premiums earned during the year decreased by $55.0 million, or 10.8%. This business experienced a decrease in its member months as a result of the loss of the Metro-North region effective November 1, 2006. Monthly premiums earned from the Metro-North region averaged approximately $16.2 million in 2006. In addition, this business also experienced a shift in membership by dual eligibles to Medicare Advantage policies offered by us and our competitors and a tightening of membership restrictions by the government of Puerto Rico. The effect of this decrease in membership was mitigated by an increase in premium rates, effective August 1, 2005, of approximately 5.0%.

  •
  Medical premiums generated by the Commercial sector decreased by $21.3 million, or 2.9%. This decrease was due to a decrease in member months of 359,262, or 6.4%, primarily as a result of the loss of several fully-insured accounts due to aggressive marketing and pricing by our competitors as well as qualified enrollees transferring to our or our competitors' Medicare Advantage policies and fully-insured groups changing to ASO arrangements, offset in part by an average increase in premium rates of approximately 3.7%.

        Administrative service fees increased by $1.4 million, or 9.0%, to $16.9 million during the 2006 period due to an increase in member months enrollment of ASO arrangements of 21,117, or 1.1%, and increases in fee rates.

  Medical Claims Incurred

        Medical claims incurred during 2006 increased by $17.7 million, or 1.5%, to $1.2 billion when compared to 2005. The increase in medical claims incurred was mostly related to the medical claims incurred of the Medicare Advantage and PDP businesses, which increased by $92.7 million during the 2006 period due to an increase in members, mitigated by a decrease of $66.7 million in medical claims incurred related to the decreased enrollment of the Reform business. The medical loss ratio decreased by 2.7 percentage points during the 2006 period, to 87.6%, primarily driven by lower utilization trends in the Reform business and the increased relative contribution in the 2006 period of our Medicare Advantage business, which has had a lower medical loss ratio than our other businesses. We do not expect this trend in our medical loss ratio to continue in 2007, largely due to expected increases in the medical loss ratio of our Medicare Advantage line as that business matures.

  Medical Operating Expenses

        Medical operating expenses for 2006 increased by $16.4 million, or 11.7%, to $156.4 million when compared to 2005. This increase was primarily attributed to additional administrative costs related to the growth of our Medicare Advantage business of approximately $9.8 million and an increase of $4.4 million in technology-related costs and ordinary course payroll and payroll related increases. The segment's operating expense ratio increased by 0.7 percentage points during the 2006 period.

  Year ended December 31, 2005 compared with the year ended December 31, 2004

  Medical Operating Revenues

        Medical premiums earned, net increased by $80.3 million, or 6.7%, to $1.3 billion during 2005, primarily as a result of the following:

  •
  Medical premiums earned of the Medicare Advantage business, which began operating in 2005, amounted to $34.2 million. During 2005 the Medicare Advantage sector had a member months enrollment of 71,947.

  •
  Medical premiums earned of the Reform sector increased by $26.1 million, or 5.4%, during 2005. The increase in the medical premiums earned of this business was the result of an increase in average premium rates of 4.5% and an increase in member months enrollment of 88,729, or 1.2%, due to an increase in the number of Reform eligibles.

  •
  Medical premiums earned of the Commercial sector increased by $20.0 million, or 2.8%, during 2005 due to the net effect of a 6.0% increase in average premium rates and a decrease in member months enrollment of 123,131, or 2.1%. The decrease in enrollment was primarily due to a continuation of the trend of employers shifting their groups from fully-insured to ASO arrangements and a decrease in the member months enrollment of local government employees and individual accounts as retirees change to Medicare Advantage policies.

        Administrative service fees increased by $5.2 million, or 50.5%, to $15.5 million during the 2005 period due to an increase in member months enrollment of ASO arrangements of 148,608, or 8.8%, and an increase in the rates charged to certain of these groups.

  Medical Claims Incurred

        Medical claims incurred during 2005 increased by $97.3 million, or 9.2%, to $1.2 billion in 2005 due to increased enrollment and an increase in claims experience trends. The medical loss ratio increased by 2.0 percentage points during the same period, from 88.3% in 2004 to 90.3% in 2005, principally driven by higher utilization levels and costs per service in the Reform business, particularly with respect to cardiovascular services, dialysis, obstetrics, office visits, prescription drugs, laboratory services and specialized procedures, such as MRIs and CT scans. The medical claims incurred of the Reform and Commercial businesses increased by $40.2 million and $57.1 million, respectively, in 2005. Medical claims experience trends in the Commercial sector increased from 5.7% in 2004 to 6.7% in 2005.

  Medical Operating Expenses

        Medical operating expenses increased by $9.3 million, or 7.1%, to $140.0 million in 2005 principally due to expenses amounting to $9.4 million related to the launch of the new Medicare Advantage product, new business generated during the year and the commencement of preparations to comply with Sarbanes-Oxley Section 404, offset in part by a reduction of approximately $2.8 million in expenses related to several operating projects that were completed during 2005 but had been ongoing during most of 2004, such as changes due to the requirements of HIPAA. The medical operating expense ratio was unchanged at 10.8% in 2004 and 2005.

Life Insurance Operating Results

	Nine months ended September 30,		Year ended December 31,
(in millions)	2007	2006(1)	2006(1)	Comparable Basis 2005(2)	2005	2004
Operating revenues:
Premiums earned, net
Premiums earned	$73.5	$67.2	$91.9	$87.9	$24.2	$23.7
Premiums earned ceded	(6.6)	(7.1)	(9.7)	(10.1)	(8.0)	(7.8)
Assumed premiums earned	—	4.4	4.4	0.4	0.4	—

Net premiums earned	66.9	64.5	86.6	78.2	16.6	15.9
Commission income on reinsurance	0.2	0.1	0.3	0.5	0.5	0.5

Premiums earned, net	67.1	64.6	86.9	78.7	17.1	16.4
Net investment income	11.1	10.1	13.7	13.6	3.0	2.8

Total operating revenues	78.2	74.7	100.6	92.3	20.1	19.2

Operating costs:
Policy benefits and claims incurred	34.4	32.4	43.6	37.9	8.9	11.2
Underwriting and other expenses	35.5	33.3	45.8	39.7	8.2	7.4

Total operating costs	69.9	65.7	89.4	77.6	17.1	18.6

Operating income	$8.3	$9.0	$11.2	$14.7	$3.0	$0.6

Additional data:(3)
Loss ratio	51.3%	50.2%	50.2%	48.2%	52.0%	68.3%
Operating expense ratio	52.9%	51.5%	52.7%	50.4%	48.0%	45.1%

(1)
The 2006 historical results of operations of GA Life are included in this table for the period following January 31, 2006, the effective date of the acquisition.

(2)
Comparable basis information was determined by adding the historical statements of earnings for us and, for the period from February 1, 2005 to December 31, 2005, for GA Life, the same months during which we consolidated GA Life in 2006. Comparable basis information is presented in order to provide a more meaningful comparison of the 2006 and 2005 periods. Comparable basis information is not calculated in accordance with U.S. GAAP and is not intended to represent or be indicative of the results of operations that would have been reported by us had the acquisition of GA Life been completed as of January 31, 2005. See the selected pro forma financial information included in note 3 to our consolidated financial statements included elsewhere in this prospectus. Comparable basis information, unlike the pro forma financial information, does not reflect adjustments, such as interest expense, associated with indebtedness incurred in connection with the acquisition. In addition, comparable basis information does not adjust for the inclusion in our 2006 results of results of our coinsurance funds withheld agreement with GA Life during January of that year.

(3)
Based on premiums to claims and expenses only. Investment income is not included in ratio.

  Nine months ended September 30, 2007 compared with nine months ended September 30, 2006

  Operating Revenues

        Premiums earned for the segment increased by $6.3 million, or 9.4%, to $73.5 million during the nine months ended September 30, 2007 as compared to the nine months ended September 30, 2006, principally reflecting the acquisition of GA Life effective January 31, 2006. Premiums earned by GA Life during the month of January 2006 were $6.6 million, which are not reflected in our consolidated financial statements. Eliminating the effect of GA Life's premiums for the month of January 2006, the premiums earned in the segment decreased by $0.3 million. During the nine months ended September 30, 2007, the premiums generated by the segment's group disability and group life businesses decreased by $1.6 million and $0.8 million, respectively, offset in part by an increase in the individual life and cancer businesses of $1.6 million and $0.5 million, respectively.

        On December 22, 2005, we entered into a coinsurance funds withheld agreement with GA Life pursuant to which our former subsidiary SVTS assumed 69% of all the business written by GA Life (prior to its acquisition by us) as of and after the effective date of the agreement. We acquired GA Life effective January 31, 2006, and our results reflect premiums assumed under this agreement of $4.4 million, which represents our share of premiums for the month of January 2006. The effects of the reinsurance transactions corresponding to this agreement were eliminated for consolidated financial statement purposes for the period following January 31, 2006.

  Policy Benefits and Claims Incurred

        Policy benefits and claims incurred during the nine months ended September 30, 2007 increased by $2.0 million, or 6.2%, to $34.4 million in the 2007 period when compared to the 2006 period, principally reflecting the acquisition of GA Life effective January 31, 2006. Policy benefits and claims incurred by GA Life during the month of January 2006, net of the effect of the coinsurance agreement, were $1.0 million. Eliminating the effect of GA Life's policy benefits and claims incurred for the month of January 2006, this segment presented an increase of $1.0 million. This increase is primarily driven by increases in the benefits of the cancer and group life business of $1.5 million and $1.0 million, respectively, and to an increase in policy surrenders of $0.7 million. These increases were partially offset by decreases in the benefits of the group disability and individual life businesses of $1.0 million in each business. The segment's loss ratio increased by 1.1 percentage points, from 50.2% in 2006 to 51.3% in 2007, principally as a result of the inclusion of nine months of GA Life benefits and claims incurred in the 2007 period and a higher loss ratio in the cancer business.

  Underwriting and Other Expenses

        Underwriting and other expenses for the segment increased by $2.2 million, or 6.6%, during the nine months ended September 30, 2007. Considering the effect of underwriting and other expenses of $1.7 million incurred by GA Life during the month of January 2006, net of the effect of the coinsurance agreement, the underwriting and other expenses of the segment increased $0.5 million. This is mostly related to a higher allocation of corporate operating expenses.

  Year ended December 31, 2006 compared with the year ended December 31, 2005

  Operating Revenues

        Premiums earned net for the segment increased by $67.7 million, or 279.8%, to $91.9 million in 2006 compared to 2005, principally reflecting the acquisition of GA Life in 2006. On a comparable basis, premiums earned during 2006 increased by $4.0 million, or 4.6%. This increase was primarily the result of an increase in the life business attributed to an increase in sales of new ordinary life and monthly debt ordinary insurance (MDO) policies, as well as an increase in the cancer and other dreaded diseases business.

        Our results reflect $4.4 million of premiums assumed under the coinsurance funds withheld agreement with GA Life, which represents our share of premiums for the month of January 2006. The effects of the reinsurance transactions corresponding to this agreement were eliminated for consolidated financial statement purposes for the period following January 31, 2006.

  Policy Benefits and Claims Incurred

        Policy benefits and claims incurred in 2006 increased by $34.7 million, or 389.9%, to $43.6 million in the 2006 period when compared to the 2005 period. On a comparable basis, policy benefits and claims incurred increased by $5.7 million, or 15.0%, due in part to our share of claims and actuarial reserves for the month of January 2006 under the coinsurance agreement with GA Life amounting to $2.3 million. In addition, this segment also experienced increases in death benefits, policy surrenders and policy reserves of approximately $3.6 million, primarily as the result of new sales in the ordinary life and MDO business and to the natural growth of actuarial reserves with respect to aging policies. The latter factor was principally responsible for the increase in the loss ratio on a comparable basis by 2.0 percentage points, from 48.2% in 2005 to 50.2% in 2006.

  Underwriting and Other Expenses

        Underwriting and other expenses for the segment increased from $8.2 million to $45.8 million in 2006 period. On a comparable basis, underwriting and other expenses increased by $6.1 million, or 15.4%. The segment's operating expense ratio on a comparable basis increased by 2.3 percentage points, from 50.4% in 2005 to 52.7% in 2006. The increase in underwriting and other expenses includes $1.8 million relating to our share of commissions and other operating expenses for the month of January 2006 under the coinsurance agreement with GA Life. The remaining increase in operating expenses was mostly related to management fees charged by TSM and an increase in amortization expense resulting from deferred policy acquisition costs and value of business acquired arising from the acquisition of GA Life.

  Year ended December 31, 2005 compared with the year ended December 31, 2004

  Operating Revenues

        Premiums earned increased by $0.5 million, or 2.1%, to $24.2 million in 2005 as compared to 2004, primarily as a result of an increase in the cancer and other dreaded diseases line of business, which was introduced in the second half of 2004, offset in part by a decrease in the group life line of business due to the termination of a major group with an adverse history of losses.

        On December 22, 2005, we recorded assumed premiums amounting to $0.4 million related to the coinsurance funds withheld reinsurance agreement with GA Life.

  Policy Benefits and Claims Incurred

        Policy benefits and claims incurred decreased by $2.3 million, or 20.5%, to $8.9 million in 2005, primarily as a result of the termination or non-renewal of unprofitable groups. As a result, the loss ratio decreased by 16.3 percentage points, from 68.3% in 2004 to 52.0% in 2005.

  Underwriting and Other Expenses

        Underwriting and other expenses increased by $0.8 million, or 10.8%, to $8.2 million in 2005, primarily due to increase in commission and other related expenses in the cancer and other dreaded diseases line of business. The operating expense ratio increased by 2.9 percentage points, from 45.1% in 2004 to 48.0% in 2005.

Property and Casualty Insurance Operating Results

	Nine months ended September 30,		Year ended December 31,
(in millions)	2007	2006	2006	2005	2004
Operating revenues:
Premiums earned, net:
Premiums written	$117.3	$112.6	$158.9	$151.1	$141.8
Premiums ceded	(50.3)	(46.7)	(65.7)	(59.2)	(52.2)
Change in unearned premiums	2.3	0.2	(4.7)	(5.1)	(3.4)

Premiums earned, net	69.3	66.1	88.5	86.8	86.2
Net investment income	7.6	7.0	9.6	8.7	7.7

Total operating revenues	76.9	73.1	98.1	95.5	93.9

Operating costs:
Claims incurred	32.1	32.5	41.7	43.6	46.0
Underwriting and other operating expenses	38.4	32.7	45.2	39.6	40.2

Total operating costs	70.5	65.2	86.9	83.2	86.2

Operating income	$6.4	$7.9	$11.2	$12.3	$7.7

Additional data:(1)
Loss ratio	46.3%	49.2%	47.1%	50.2%	53.4%
Operating expense ratio	55.4%	49.5%	51.1%	45.6%	46.6%
Combined ratio	101.7%	98.7%	98.2%	95.8%	100.0%

(1)
Based on premiums to claims and expenses only. Investment income is not included in ratio.

  Nine months ended September 30, 2007 compared with nine months ended September 30, 2006

  Operating Revenues

        Total premiums written during the nine months ended September 30, 2007 increased by $4.7 million, or 4.2%, to $117.3 million, principally as a result of an increase in the commercial multi-peril and auto lines of business.

        Premiums ceded to reinsurers increased by $3.6 million, or 7.7%, to $50.3 million during 2007. The ratio of premiums ceded to premiums written increased by 1.4 percentage points, from 41.5% in 2006 to 42.9% in 2007, primarily as the result of higher costs of non-proportional reinsurance treaties and to the increase in the volume of business of the segment in lines of business that have reinsurance.

        The increase in the change in unearned premiums of $2.1 million, to $2.3 million, during the nine months ended September 30, 2007 is principally the result of the segment's lower volume of business during the last three months of the nine-month period ended September 30, 2007, which caused an increase in the amortization of unearned premiums.

  Claims Incurred

        Claims incurred during the nine months ended September 30, 2007 decreased by $0.4 million, or 1.2%, to $32.1 million. The loss ratio decreased by 2.9 percentage points during this period, to 46.3% in the 2007 period, primarily as a result of the segment's adherence to underwriting guidelines and enhancements to the claims handling process, which included hiring additional in-house claim adjusters. These efforts have resulted in improved loss ratios in the commercial multi-peril, general liability, auto liability and commercial auto physical damage lines of business.

  Underwriting and Other Expenses

        Underwriting and other operating expenses for the nine months ended September 30, 2007 increased by $5.7 million, or 17.4%, to $38.4 million. The operating expense ratio increased by 5.9 percentage points during the same period, to 55.4% in 2007. This increase is primarily due to increases in net commission expense, payroll and payroll related expenses, and in provision for a possible contingency. The segment has also experienced an increase in its depreciation expense, including the depreciation and amortization expense related to the segment's investment in technology, and in the allocation of corporate operating expenses.

  Year ended December 31, 2006 compared with the year ended December 31, 2005

  Operating Revenues

        Total premiums written during 2006 increased by $7.8 million, or 5.2%, to $158.9 million, principally as a result of increases in the dwelling and commercial property mono-line, commercial multi-peril and auto physical damage lines of business.

        Premiums ceded to reinsurers increased by $6.5 million, or 11.0%, to $65.7 million as a result of an increase in the portion of risk ceded to reinsurers and to increases in the cost of reinsurance, particularly in non-proportional treaties, including catastrophe coverage. The ratio of premiums ceded to premiums written increased by 2.1 percentage points, from 39.2% in 2005 to 41.3% in 2006 as a result of the same factors.

  Claims Incurred

        Claims incurred in the 2006 period decreased by $1.9 million, or 4.4%, to $41.7 million, mostly as the result of the segment's efforts to improve the quality of underwriting and improvements in the claims handling process. The loss ratio decreased by 3.1 percentage points during this period, to 47.1%.

  Underwriting and Other Operating Expenses

        Underwriting and other operating expenses in 2006 increased by $5.6 million, or 14.1%, to $45.2 million. The operating expense ratio increased by 5.5 percentage points during the same period, to 51.1% in 2006. This increase was primarily due to increases in commission expenses due to commission rate increases reflecting market conditions and increased salaries and benefits expenses, as well as costs associated with the implementation of new IT systems.

  Year ended December 31, 2005 compared with the year ended December 31, 2004

  Operating Revenues

        Total premiums written increased by $9.3 million, or 6.6%, to $151.1 million in 2005, primarily due to increases in the commercial multi-peril package and auto physical damage lines of business.

        Premiums ceded to reinsurers increased by $7.0 million, or 13.4%, to $59.2 million in 2005, primarily as a result of an increase in business volume. The ratio of premiums ceded to total premiums written increased by 2.4 percentage points, from 36.8% in 2004 to 39.2% in 2005, as a result of an increase in the portion of risk ceded to reinsurers, particularly in the commercial and personal lines quota share arrangements, as well as increases in the cost of reinsurance.

  Claims Incurred

        Claims incurred decreased by $2.4 million, or 5.2%, to $43.6 million in 2005. The loss ratio decreased by 3.2 percentage points, to 50.2% in 2005. These decreases were primarily due to net losses of $2.1 million incurred in 2004 from the effects of Tropical Storm Jeanne in September 2004.

  Underwriting and Other Operating Expenses

        Underwriting and other operating expenses decreased by $0.6 million, or 1.5%, to $39.6 million in 2005, and the operating expense ratio decreased by 1.0 percentage points, to 45.6% in 2005.

Liquidity and Capital Resources

  Cash Flows

        A summary of our major sources and uses of cash for the periods indicated is presented in the following table:

	Nine months ended September 30,		Year ended December 31,
(in millions)	2007	2006	2006	2005	2004
Sources of cash:
Cash provided by operating activities	$51.5	$51.1	$73.7	$49.1	$8.8
Proceeds from long-term borrowings	—	35.0	35.0	60.0	50.0
Proceeds from short-term borrowings	43.6	117.8	117.8	174.1	20.4
Proceeds from policyholder deposits	5.1	4.4	6.0	11.5	11.0
Other	17.4	0.4	—	3.9	6.8

Total sources of cash	117.6	208.7	232.5	298.6	97.0

Uses of cash:
Net purchases of investment securities	(33.3)	(18.8)	(7.6)	(92.9)	(41.5)
Acquisition of GA Life, net of cash acquired	—	(27.8)	(27.8)	—	—
Capital expenditures	(6.3)	(9.5)	(11.9)	(7.6)	(3.5)
Dividends	(2.4)	(6.2)	(6.2)	—	—
Payments of long-term borrowings	(11.7)	(2.1)	(2.5)	(5.1)	(2.6)
Payments of short-term borrowings	(43.6)	(119.5)	(119.5)	(174.0)	(57.4)
Surrenders of policyholder deposits	(5.6)	(10.2)	(16.0)	(5.1)	(4.6)
Other	(0.3)	(0.5)	(8.7)	—	—

Total uses of cash	(103.2)	(194.6)	(200.2)	(284.7)	(109.6)

Net increase (decrease) in cash and cash equivalents	$14.4	$14.1	$32.3	$13.9	$(12.6)

  Nine months ended September 30, 2007 compared to nine months ended September 30, 2006

        Cash flows from operating activities increased by $0.4 million, or 0.8%, to $51.5 million for the nine months ended September 30, 2007, principally due to the net effect of a reduction in cash paid to suppliers and employees of $7.5 million, a reduction in claims paid of $48.0 million and a reduction in premiums collected of $55.0 million, that is mainly attributed to the termination of the contract for the Metro-North region of our Managed Care segment. In addition, in the 2007 period there was an increase of $21.7 million in the amount of income taxes paid that is the result of the higher taxable income in 2007 of our managed care subsidiary, which has a higher effective tax rate than the other segments. These decreases are offset in part by an increase of $19.6 million in net proceeds received from trading securities.

        Proceeds from long-term borrowings amounted to $35.0 million during 2006 as a result of the issuance and sale of our 6.7% senior unsecured notes during the first quarter of 2006. These proceeds were used for the acquisition of GA Life.

        The increase in other sources of cash of $17.0 million is principally the result of a higher balance in outstanding checks over bank balance in the 2007 period.

        Net purchases of investment securities increased by $14.5 million during the 2007 period, primarily as the result of purchases of investments classified as available-for-sale securities with the net proceeds obtained from trading securities.

        On January 31, 2006, we acquired GA Life at a cost of $27.8 million, net of $10.4 million of cash acquired.

        Capital expenditures decreased by $3.2 million as a result of the completion of a building adjacent to our corporate headquarters which was completed during the last quarter of the year 2006. In addition, our property and casualty insurance segment acquired new hardware and software as part of its new insurance application during 2006.

        In March 2007, we declared and paid dividends to our stockholders amounting to $2.4 million.

        We repaid the outstanding balance of $10.5 million of one of our secured term loans upon its maturity on August 1, 2007.

  Year ended December 31, 2006 compared to year ended December 31, 2005

        Cash provided by operating activities increased by $24.6 million, or 50.1%, to $73.7 million during 2006, principally due to a 10% increase in premiums collected, offset in part by a 4% increase in claims losses and benefits paid, reflecting primarily lower utilization trends in the managed care segment during 2006. In addition, our operating cash flows during 2006 include the operating cash flows of GA Life, which were not present in prior years. This increase in cash was offset in part by a decrease in net proceeds from sales of our trading portfolio following the sale of $71.9 million of our corporate bond trading portfolio during 2005.

        Proceeds from long-term borrowings amounted to $35.0 million during 2006 as a result of the issuance and sale of our 6.7% senior unsecured notes during the first quarter of 2006. These proceeds were used for the acquisition of GA Life.

        Net purchases of investment securities decreased by $85.3 million during the 2006 period, primarily as a result of 2005 acquisitions of available-for-sale securities with the proceeds from the sale of our corporate bond trading portfolio.

        On January 31, 2006, we acquired GA Life at a cost of $27.8 million, net of $10.4 million of cash acquired.

        Capital expenditures increased by $4.3 million as a result of the renovation of a building adjacent to our corporate headquarters as well as costs related to the acquisition by our property and casualty insurance segment of an insurance application and hardware to manage its operations.

        On January 13, 2006, we declared and paid dividends to our shareholders amounting to $6.2 million.

        The 2006 period reflects net surrenders of policyholder deposits of $10.0 million while the 2005 period presents net proceeds from annuity contracts of $6.4 million. This fluctuation was principally due to an increase in the amount of policyholder deposit surrenders and a decrease in the proceeds received from the fixed deferred policyholder deposits product in the 2006 period.

  Year ended December 31, 2005 compared to year ended December 31, 2004

        Cash provided by operating activities increased by $40.3 million during 2005 to $49.1 million, principally due to an increase in 2005 of the net proceeds received from sales of our corporate bond trading portfolio, offset by an increase in claims, losses and benefits paid at a higher rate than the premiums collected during 2005. During 2005, the amount of claims, losses and benefits paid increased by 9% while the amount of premiums collected increased by 7%. The fluctuation in the increase in the amount of claims, losses and benefits paid over premiums collected is primarily due to the higher utilization and cost trends experienced by the managed care segment during 2005.

        Proceeds from long-term borrowings increased by $10.0 million during 2005 due to the net effect of the $60.0 million proceeds received from the issuance and sale of our 6.6% senior unsecured notes in December 2005 and the $50.0 million proceeds received from the issuance and sale of our managed care subsidiary's 6.3% senior unsecured notes in September 2004 to repay, among other things, short term borrowings.

        Net purchases of investments increased by $51.4 million during 2005 principally as a result of investments in available-for-sale securities with the net proceeds obtained from the sale of our corporate bond trading portfolio.

        Capital expenditures increased by $4.1 million in 2005 in connection with the renovation of one of our properties and the acquisition of an insurance operations system by our property and casualty insurance segment.

        Net payments of short-term debt decreased by $37.1 million as a result of the repayment of short-term borrowings incurred by us in 2003 to pay the tax liability related to the closing agreement with the Puerto Rico Treasury Department (PRTD) upon the termination of our tax exemption. This repayment was made with the proceeds of the long-term debt described above.

  Financing and Financing Capacity

        We have several short-term facilities available to meet our liquidity needs. These short-term facilities are mostly in the form of arrangements to sell securities under repurchase agreements. As of September 30, 2007, we had $53.0 million of available credit under these facilities. There were no outstanding short-term borrowings under these facilities as of September 30, 2007 or December 31, 2006.

        As of September 30, 2007, we had the following senior unsecured notes payable:

  •
  On January 31, 2006, we issued and sold $35.0 million of our 6.7% senior unsecured notes payable due January 2021 (the 6.7% notes). The 6.7% notes were privately placed to various institutional accredited investors. The notes pay interest each month until the principal becomes due and payable. These notes can be redeemed after five years at par, in whole or in part, as determined by us. The proceeds obtained from this issuance were used to finance the acquisition of 100% of the common stock of GA Life effective January 31, 2006.

  •
  On December 21, 2005, we issued and sold $60.0 million of our 6.6% senior unsecured notes due December 2020 (the 6.6% notes). The 6.6% notes were privately placed to various institutional accredited investors. The notes pay interest each month until the principal becomes due and payable. These notes can be redeemed after five years at par, in whole or in part, as determined by us. The proceeds obtained from this issuance were used to pay the initial ceding commission to GA Life on the effective date of the coinsurance funds withheld reinsurance agreement.

  •
  On September 30, 2004, we issued and sold $50.0 million of its 6.3% senior unsecured notes due September 2019 (the 6.3% notes). The 6.3% notes are unconditionally guaranteed as to payment of principal, premium, if any, and interest by us. The notes were privately placed to various institutional accredited investors. The notes pay interest semiannually until the principal becomes due and payable. These notes can be prepaid after five years at par, in whole or in part, as determined by our managed care subsidiary. Most of the proceeds obtained from this issuance were used to repay $37.0 million of short-term borrowings. The remaining proceeds were used for general business purposes.

        The 6.3% notes, the 6.6% notes and the 6.7% notes contain certain covenants. At September 30, 2007, we and our managed care subsidiary, as applicable, are in compliance with these covenants.

        In addition, as of September 30, 2007 we are a party to a secured term loan with a commercial bank, FirstBank Puerto Rico. This secured loan bears interest at a rate equal to the London Interbank Offered Rate (LIBOR) plus 100 basis points and requires monthly principal repayment of $0.1 million.

As of September 30, 2007, this secured loan had an outstanding balance of $26.4 million and an average annual interest rate of 6.4%.

        This secured loan is guaranteed by a first lien on our land, buildings and substantially all leasehold improvements, as collateral for the term of the agreements under a continuing general security agreement. This secured loan contains certain covenants which are customary for this type of facility, including, but not limited to, restrictions on the granting of certain liens, limitations on acquisitions and limitations on changes in control. As of September 30, 2007, we are in compliance with these covenants. Failure to meet these covenants may trigger the accelerated payment of the secured loan's outstanding balance. Principal repayments on this loan are expected to be paid out from our operating and investing cash flows.

        We have an interest rate swap agreement, which changes the variable rate of one of our credit agreements and fixes the rate at 4.72%. We continually monitor existing and alternative financing sources to support our capital and liquidity needs.

        We were also a party to another secured loan whose outstanding balance of $10.5 million was repaid upon its maturity on August 1, 2007. The average annual interest rate of this secured loan was 6.7%.

        We anticipate that we will have sufficient liquidity to support our currently expected needs.

  Planned Capital Expenditures

        During 2005, our managed care business began a project to change a significant part of its operations computer system. This project is expected to be carried out in phases until 2013 at a cost of approximately $40.0 million. Our managed care business expects to incur costs of approximately $4.0 million during 2007, all of which will be expensed as incurred. This amount is expected to be paid out of the operating cash flows of our managed care business. The costs during this initial phase relate principally to temporary licensing and professional service fees to evaluate our business needs. This phase will provide management with an estimate of the timing, extent and costs related to the project, prior to committing to a long-term licensing agreement.

  Contractual Obligations

        Our contractual obligations impact our short and long-term liquidity and capital resource needs. However, our future cash flow prospects cannot be reasonably assessed based solely on such obligations. Future cash outflows, whether contractual or not, will vary based on our future needs. While some cash outflows are completely fixed (such as commitments to repay principal and interest on borrowings), most are dependent on future events (such as the payout pattern of claim liabilities which have been incurred but not reported).

        The table below describes the payments due under our contractual obligations as of December 31, 2006, aggregated by type of contractual obligation, including the maturity profile of our debt, operating leases and other long-term liabilities, and excludes an estimate of the future cash outflows related to the following liabilities:

  •
  Liability for future policy benefits—This liability was excluded because we do not expect to make payments in the future until the occurrence of an insurable event, such as death or disability, and because the occurrence of a payment triggering event, such as the surrender of a policy or contract, is not under our control. The determination of the timing of payment of this liability is not reasonably fixed and determinable since the insurable event has not yet occurred. As of December 31, 2006 and September 30, 2007, our liability for future policy benefits amounted to $180.4 million and $190.5 million, respectively.

  •
  Unearned premiums—This amount accounts for the premiums collected prior to the end of the coverage period and does not represent a future cash outflow. As of December 31, 2006 and

    September 30, 2007, we had $113.6 million and $98.8 million in unearned premiums, respectively.

  •
  Policyholder deposits—The cash outflows related to these instruments are not included because they do not have defined maturities, such that the timing of payments and withdrawals is uncertain. There are currently no significant policyholder deposits in paying status. As of December 31, 2006 and September 30, 2007, our policyholder deposits had a carrying amount of $45.4 million and $46.1 million, respectively.

  •
  Other long-term liabilities—Due to the indeterminate timing of their cash outflows, as of December 31, 2006 and September 30, 2007, $56.2 million and $51.9 million, respectively, of other long-term liabilities are not reflected in the following table, including $32.3 million and $30.7 million, respectively, of liability for pension benefits and $13.6 million and $19.6 million, respectively, in liabilities to the Federal Employees Health Benefit Plan.

	Contractual obligations for the years ended December 31,
(in millions)	Total	2007	2008	2009	2010	2011	Thereafter
Long-term borrowings(1)	$326.8	$23.7	$12.7	$12.5	$12.5	$12.4	$253.0
Operating leases	16.8	4.6	3.6	3.1	2.6	2.7	0.2
Purchase obligations(2)	135.5	132.0	0.3	0.5	0.4	0.4	1.9
Claim liabilities(3)	282.6	193.0	50.9	11.6	10.2	6.5	10.4

	$761.7	$353.3	$67.5	$27.7	$25.7	$22.0	$265.5

(1)
As of September 30, 2007, our long-term borrowings consist of our managed care subsidiary's 6.3% senior unsecured notes payable (which are unconditionally guaranteed as to payment of principal, premium, if any, and interest by us), our 6.6% senior unsecured notes payable, our 6.7% senior unsecured notes payable, and a loan payable to a commercial bank. Total contractual obligations for long-term borrowings include the current maturities of long term debt. For the 6.3%, 6.6% and 6.7% senior unsecured notes, scheduled interest payments were included in the total contractual obligations for long-term borrowings until the maturity dates of the notes in 2019, 2020, and 2021, respectively. We may redeem the notes starting five years after issuance; however no redemption is considered in this schedule. The interest payments related to our loans payable were estimated using the interest rate applicable as of December 31, 2006 for each of the loans. The actual amount of interest payments of the loans payable will differ from the amount included in this schedule due to the loans' variable interest rate structure. See the "—Financing and Financing Capacity" section for additional information regarding our long-term borrowings.

(2)
Purchase obligations represent payments required by us under material agreements to purchase goods or services that are enforceable and legally binding and where all significant terms are specified, including: quantities to be purchased, price provisions and the timing of the transaction. Other purchase orders made in the ordinary course of business for which we are not liable are excluded from the table above. Estimated pension plan contributions amounting to $5.0 million were included within the total purchase obligations. However, this amount is an estimate which may be subject to change in view of the fact that contribution decisions are affected by various factors such as market performance, regulatory and legal requirements and plan funding policy.

(3)
Claim liabilities represent the amount of our claims processed and incomplete as well as an estimate of the amount of incurred but not reported claims and loss-adjustment expenses. This amount does not include an estimate of claims to be incurred subsequent to December 31, 2006. The expected claims payments are an estimate and may not necessarily present the actual claims payments to be made by us. Also, the estimated claims payments included in the table above do not include $32.1 million of reserves ceded under reinsurance contracts. Since reinsurance contracts do not relieve us from our obligations to policyholders, in the event that any of the reinsurance companies is unable to meet its obligations under the existing reinsurance agreements, we would be liable for such defaulted amounts.

  Off-Balance Sheet Arrangements

        We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

  Restriction on Certain Payments by our Subsidiaries

        Our insurance subsidiaries are subject to the regulations of the Commissioner of Insurance of the Commonwealth of Puerto Rico. These regulations, among other things, require insurance companies to maintain certain levels of capital, thereby restricting the amount of earnings that can be distributed by the insurance subsidiaries to TSM. Our managed care subsidiary is required to have minimum capital of $1.0 million, our life insurance subsidiary is required to have minimum capital of $2.5 million and our property and casualty insurance subsidiary is required to have minimum capital of $3.0 million. As of September 30, 2007, our insurance subsidiaries were in compliance with such minimum capital requirements.

        These regulations are not directly applicable to us, as a holding company, since we are not an insurance company.

        Our credit agreements restrict the amount of dividends that we and our subsidiaries can declare or pay to shareholders. Under the credit agreements, dividend payments cannot be made in excess of the accumulated retained earnings of the paying entity.

        We do not expect that any of the previously described dividend restrictions will have a significant effect on our ability to meet our cash obligations.

  Solvency Regulation

        To monitor the solvency of the operations, the BCBSA requires us and our managed care subsidiary to comply with certain specified levels of risk-based capital (RBC). RBC is designed to identify weakly capitalized companies by comparing each company's adjusted surplus to its required surplus (RBC ratio). The RBC ratio reflects the risk profile of insurance companies. At September 30, 2007, our and our managed care subsidiary's RBC ratios were above the 200% of the RBC required by the BCBSA and the 375% of the RBC required by the BCBSA to avoid monitoring.

  Other Contingencies

  Legal Proceedings

        Various litigation claims and assessments against us have arisen in the course of our business, including but not limited to, our activities as an insurer and employer. Furthermore, the Commissioner of Insurance, as well as other Federal and government of Puerto Rico authorities, regularly make inquiries and conduct audits concerning our compliance with applicable insurance and other laws and regulations.

        Based on the information currently known by our management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have a material adverse effect on our financial position, results of operations and cash flows. However, given the inherent unpredictability of these matters, it is possible that an adverse outcome in certain matters could, from time to time, have an adverse effect on our operating results and/or cash flows. See "Business—Legal Proceedings".

  Guarantee Associations

        To operate in Puerto Rico, insurance companies, such as our insurance subsidiaries, are required to participate in guarantee associations, which are organized to pay policyholders contractual benefits on behalf of insurers declared to be insolvent. These associations levy assessments, up to prescribed limits, on a proportional basis, to all member insurers in the line of business in which the insolvent insurer was engaged. During 2006, 2005 and 2004, we paid assessments in connection with insurance companies declared insolvent in the amount of $0.8 million, $1.0 million and $1.1 million, respectively. During the nine months ended September 30, 2007, no assessment or payment was made in connection with insurance companies declared insolvent. It is the opinion of management that any possible future guarantee association assessments will not have a material effect on our operating results and/or cash flows, although there is no ceiling on these payment obligations.

        Pursuant to the Puerto Rico Insurance Code, our property and casualty insurance subsidiary is a member of Sindicato de Aseguradores para la Suscripción Conjunta de Seguros de Responsabilidad Profesional Médico-Hospitalaria (SIMED) and of the Sindicato de Aseguradores de Responsabilidad Profesional para Médicos. Both syndicates were organized for the purpose of underwriting medical-hospital professional liability insurance. As a member, the property and casualty insurance segment shares risks with other member companies and, accordingly, is contingently liable in the event the previously mentioned syndicates cannot meet their obligations. During the nine months ended September 30, 2007 and during the years 2006, 2005 and 2004, no assessment or payment was made for this contingency. It is the opinion of management that any possible future syndicate assessments will not have a material effect on our operating results and/or cash flows, although there is no ceiling on these payment obligations.

        In addition, pursuant to Article 12 of Rule LXIX of the Insurance Code, our property and casualty insurance subsidiary is a member of the Compulsory Vehicle Liability Insurance Joint Underwriting Association (the Association). The Association was organized in 1997 to underwrite insurance coverage of motor vehicle property damage liability risks effective January 1, 1998. As a participant, the segment shares the risk proportionally with other members based on a formula established by the Insurance Code. During the nine months ended September 30, 2007 and during the years 2006, 2005 and 2004, the Association distributed a dividend based on the good experience of the business amounting to $1.0 million, $0.8 million, $0.9 million and $0.8 million, respectively.

Critical Accounting Policies and Estimates

        Our consolidated financial statements and accompanying notes included in this prospectus have been prepared in accordance with U.S. generally accepted accounting principles applied on a consistent basis. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We continually evaluate the accounting policies and estimates we use to prepare our consolidated financial statements. In general, management's estimates are based on historical experience and various other assumptions it believes to be reasonable under the circumstances. The following is an explanation of our accounting policies considered most significant by management. These accounting policies require us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information is known. Actual results could differ materially from those estimates.

        The policies discussed below are considered by management to be critical to an understanding of our financial statements because their application places the most significant demands on management's judgment, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain. For all these policies, management cautions that future events may not necessarily develop as forecasted, and that the best estimates routinely require adjustment. Management believes that the amounts provided for these critical accounting estimates are adequate.

  Claim Liabilities

        Claim liabilities as of September 30, 2007 by segment were as follows:

(in millions)	Managed Care	Life Insurance	Property and Casualty Insurance	Consolidated
Claims processed and incomplete(1)	$76.7	$26.8	$65.4	$168.9
Unreported losses(2)	120.4	8.4	33.6	162.4
Unpaid loss-adjustments expenses(3)	5.3	0.3	11.6	17.2

	$202.4	$35.5	$110.6	$348.5

(1)
The liability for claims processed and incomplete represents those claims that have been incurred and reported to us that remain unpaid as of the balance sheet date. This amount includes claims that have been investigated and adjusted but have not been paid as well as those reported claims that have not gone through the investigation and adjustment process.

(2)
The liability for estimated unreported losses is the amount needed to provide for the estimated ultimate cost of settling those claims related to insured events that have occurred but have not been reported to us.

(3)
The liability for unpaid loss-adjustment expenses is the amount needed to provide for the estimated ultimate cost required to investigate and adjust claims related to insured events that have occurred as of the balance sheet date, whether or not the claims have been reported to us at that date.

        Management continually evaluates the potential for changes in its claim liabilities estimates, both positive and negative, and uses the results of these evaluations to adjust recorded claim liabilities and underwriting criteria. Our profitability depends in large part on our ability to accurately predict and effectively manage the amount of claims incurred, particularly those of the managed care segment and the losses arising from the property and casualty and life insurance segment. Management regularly reviews its premiums and benefits structure to reflect our underlying claims experience and revised actuarial data; however, several factors could adversely affect our underwriting results. Some of these factors are beyond management's control and could adversely affect its ability to accurately predict and effectively control claims incurred. Examples of such factors include changes in health practices, economic conditions, change in utilization trends, healthcare costs, the advent of natural disasters, and malpractice litigation. Costs in excess of those anticipated could have a material adverse effect on our results of operations.

        We recognize claim liabilities as follows:

  Managed Care Segment

        At September 30, 2007, claim liabilities for the managed care segment amounted to $202.4 million and represented 58.1% of our total consolidated claim liabilities and 19.4% of our total consolidated liabilities.

        Liabilities for reported but incomplete claims are recorded at the contractual rate. Liabilities for unreported losses are determined employing actuarial methods that are commonly used by managed care actuaries and meet Actuarial Standards of Practice, which require that the claim liabilities be adequate under moderately adverse circumstances. The segment determines the amount of the liability for unreported losses by following a detailed actuarial process that entails using both historical claim payment patterns as well as emerging medical cost trends to project a best estimate of claim liabilities. Under this process, historical claims incurred dates are compared to actual dates of claims payment. This information is analyzed to create "completion" or "development" factors that represent the average percentage of total incurred claims that have been paid through a given date after being incurred. Completion factors are applied to claims paid through the financial statement date to estimate the ultimate claim expense incurred for the current period. Actuarial estimates of claim liabilities are then determined by subtracting the actual paid claims from the estimate of the total expected claims incurred. The majority of unpaid claims, both reported and unreported, for any period are those claims which are incurred in the final months of the period. Since the percentage of claims paid during the period with respect to claims incurred in those months is generally very low, the above-described completion factor methodology is less reliable for such months. In order to complement the analysis to determine the unpaid claims, historical completion factors and payment patterns are applied to incurred and paid claims for the most recent twelve months and compared to the prior twelve month period. Incurred claims for the most recent twelve months also take into account recent claims expense levels and health care trend levels (trend factors). Using all of the above methodologies, our actuaries determine based on the different circumstances the unpaid claims as of the end of any period.

        Because the reserve methodology is based upon historical information, it must be adjusted for known or suspected operational and environmental changes. These adjustments are made by our actuaries based on their knowledge and their estimate of emerging impacts to benefit costs and payment speed.

        Circumstances to be considered in developing our best estimate of reserves include changes in utilization levels, unit costs, mix of business, benefit plan designs, provider reimbursement levels, processing system conversions and changes, claim inventory levels, regulatory and legislative requirements, claim processing patterns and claim submission patterns. A comparison of prior period liabilities to re-estimated claim liabilities based on subsequent claims development is also considered in making the liability determination. In the actuarial process, the methods and assumptions are not changed as reserves are recalculated, but rather the availability of additional paid claims information drives our changes in the re-estimate of the unpaid claim liability. Changes in such development are recorded as a change to current period benefit expense. The re-estimates or recasts are done monthly for the previous four calendar quarters. On average, about 78% of the outstanding claims are paid within three months after the last day of the month in which they were incurred and about 11% are paid within six months after the last day of the month in which they were incurred, for a total of 89% paid within six months after the last day of the month in which they were incurred.

        Management regularly reviews its assumptions regarding claim liabilities and makes adjustments to claims incurred when necessary. If management's assumptions regarding cost trends and utilization are significantly different than actual results, our statement of earnings and financial condition could be impacted in future periods. Changes to prior year estimates may result in an increase in claims incurred or a reduction of claims incurred in the period the change is made. Further, due to the considerable variability of health care costs, adjustments to claims liabilities are made in each period and are sometimes significant as compared to the net income recorded in that period. Prior year development of claim liabilities is recognized immediately upon the actuary's judgment that a portion of the prior year liability is no longer needed or that an additional liability should have been accrued. Health care trends are monitored in conjunction with the claim reserve analysis. Based on these analyses, rating trends are adjusted to anticipate future changes in health care cost or utilization. Thus, the managed care segment incorporates those trends as part of the development of premium rates in an effort to keep premium rating trends in line with claims trends.

        As described above, completion factors and trend factors can have a significant impact on determination of our claim liabilities. The following example provides the estimated impact on our December 31, 2006 claim liabilities, assuming the indicated hypothetical changes in completion and trend factors:

(in millions)
Completion Factor(1)		Claims Trend Factor(2)
(Decrease) Increase		(Decrease) Increase
In completion factor	In unpaid claim liabilities	In claims trend factor	In unpaid claim liabilities
(0.6)%	$7.2	(0.6)%	$9.3
(0.4)%	4.8	(0.4)%	6.2
(0.2)%	2.4	(0.2)%	3.1
0.2%	(2.4)	0.2%	(3.1)
0.4%	(4.7)	0.4%	(6.2)
0.6%	(7.1)	0.6%	(9.3)

      (1)
      Assumes (decrease) increase in the completion factors for the most recent twelve months.

      (2)
      Assumes (decrease) increase in the claims trend factors for the most recent twelve months.

        The segments' reserving practice is to consistently recognize the actuarial best estimate as the ultimate liability for claims within a level of confidence required by actuarial standards. Management believes that the methodology for determining the best estimate for claim liabilities at each reporting date has been consistently applied.

        Amounts incurred related to prior years vary from previously estimated liabilities as the claims are ultimately settled. Liabilities at any year-end are continually reviewed and re-estimated as information regarding actual claims payments, or run-out, becomes known. This information is compared to the originally established year-end liability. Negative amounts reported for incurred claims related to prior years result from claims being settled for amounts less than originally estimated. The reverse is true of reserve shortfalls. Medical claim liabilities are usually described as having a "short tail", which means that they are generally paid within several months of the member receiving service from the provider. Accordingly, the majority, or approximately 95%, of any redundancy or shortfall relates to claims incurred in the previous calendar year-end, with the remaining 5% related to claims incurred prior to the previous calendar year-end. In 2004, the managed care segment's claim payment patterns were affected by a slowdown in claims submission from providers due to HIPAA coding changes that occurred during the latter half of 2003 and by the effect of Tropical Storm Jeanne, which limited access to providers during the months of September and October 2004. The first event affects historical completion factors while the second event changed utilization trends. Management has not noted any significant emerging trends in claim frequency and severity, other than those described above, and the normal fluctuation in utilization trends from year to year.

        The following table shows the variance between the segment's incurred claims for current period insured events and the incurred claims for such years had they been determined retrospectively (the "Incurred claims related to current period insured events" for the year shown plus or minus the

"Incurred claims related to prior period insured events" for the following year). This table shows that the segments' estimates of this liability have approximated the actual development.

(in millions)	2006	2005	2004	2003
Total incurred claims:
As recorded for current period insured events(1)	$1,184.3	$1,148.2	$1,062.7	$1,026.0
On a retrospective basis(2)	1,163.6	1,137.5	1,070.4	1,021.9

Variance	$20.7	$10.7	$(7.7)	$4.1

Variance to total incurred claims as reported	1.8%	0.9%	(0.7)%	0.4%

(1)
Includes total claims incurred less adjustments for prior year reserve development.

(2)
The incurred claims on a retrospective basis for the 2006 period was estimated using the reserve development observed during the nine-month period ended September 30, 2007. This amount could differ once the ultimate development during 2007 is known.

        Management expects that substantially all of the development of the 2006 estimate of medical claims payable will be known during 2007 and that the variance of the total incurred claims on a retrospective basis when compared to reported incurred claims will be similar to the prior years.

        In the event this segment experiences an unexpected increase in health care cost or utilization trends, we have the following options to cover claim payments:

  •
  Through the management of our cash flows and investment portfolio.

  •
  We have the ability to increase the premium rates throughout the year in the monthly renewal process, when renegotiating the premiums for the following contract year of each group as they become due. We consider the actual claims trend of each group when determining the premium rates for the following contract year.

  •
  We have available short-term borrowing facilities that from time to time address differences between cash receipts and disbursements.

        For additional information on our credit facilities, see section "—Financing and Financing Capacity".

  Life Insurance Segment

        At September 30, 2007, claim liabilities for the life insurance segment amounted to $35.5 million and represented 10.2% of total consolidated claim liabilities and 3.4% of our total consolidated liabilities.

        The claim liabilities related to the life insurance segment are based on methods and underlying assumptions in accordance with U.S. GAAP and applicable actuarial standards of practice. The estimate of claim liabilities for this segment is based on the amount of benefits contractually determined and on actuarial estimates of the amount of loss inherent in that period's claims, including losses for which claims have not been reported. This estimate relies on actuarial observations of ultimate loss experience for similar historical events. Principal assumptions used in the establishment of claim liabilities for this segment are mortality, morbidity and claim submission patterns, among others.

        Claim reserve reviews are generally conducted on a quarterly basis, in light of continually updated information. Our actuaries review reserves using the current inventory of policies and claims data. These reviews incorporate a variety of actuarial methods, judgments and analysis.

        The key assumption with regard to claim liabilities for our life insurance segment is related to claims incurred prior to the end of the year, but not yet reported to our subsidiary. A liability for these claims is estimated based upon experience with regards to amounts reported subsequent to the end of prior years. There are uncertainties attendant to these estimates; however, in recent years our estimates have proved to be slightly conservative.

  Property and Casualty Insurance Segment

        At September 30, 2007, claim liabilities for the property and casualty insurance segment amounted to $110.6 million and represented 31.7% of the total consolidated claim liabilities and 10.6% of our total consolidated liabilities.

        Estimates of the ultimate cost of claims and loss-adjustment expenses of this segment are based largely on the assumption that past developments, with appropriate adjustments due to known or unexpected changes, are a reasonable basis on which to predict future events and trends, and involve a variety of actuarial techniques that analyze current experience, trends and other relevant factors. Property and casualty insurance claim liabilities are categorized and tracked by line of business. Medical malpractice policies are written on a claims-made basis. Policies written on a claims-made basis require that claims be reported during the policy period. Other lines of business are written on an occurrence basis.

        Individual case estimates for reported claims are established by a claims adjuster and are changed as new information becomes available during the course of handling the claim. Our property and casualty business, other than medical malpractice, is primarily short-tailed business, where losses (e.g. paid losses and case reserves) are generally reported quickly.

        Claim reserve reviews are generally conducted on a quarterly basis, in light of continually updated information. Our actuaries certify reserves for both current and prior accident years using current claims data. These reviews incorporate a variety of actuarial methods, judgments, and analysis. For each line of business, a variety of actuarial methods are used, with the final selections of ultimate losses that are appropriate for each line of business selected based on the current circumstances affecting that line of business. These selections incorporate input from management, particularly from the claims, underwriting and operations divisions, about reported loss cost trends and other factors that could affect the reserve estimates.

        Key assumptions are based on the consideration that past emergence of paid losses and case reserves is credible and likely indicative of future emergence and ultimate losses. A key assumption is the expected loss ratio for the current accident year. This expected loss ratio is generally determined through a review of the loss ratios of prior accident years and expected changes to earned pricing, loss costs, mix of business, and other factors that are expected to impact the loss ratio for the current accident year. Another key assumption is the development patterns for paid and reported losses (also referred to as the loss emergence and settlement patterns). The reserves for unreported claims for each year are determined after reviewing the indications produced by each actuarial projection method, which, in turn, rely on the expected paid and reported development patterns and the expected loss ratio for that year.

        At December 31, 2006, the actuarial reserve range determined by the actuaries was from $90.4 million to $101.0 million. Management reviews the results of the reserve estimates in order to determine any appropriate adjustments in the recording of reserves. Adjustments to reserve estimates are made after management's consideration of numerous factors, including but not limited to the magnitude of the difference between the actuarial indication and the recorded reserves, improvement or deterioration of actuarial indications in the period, the maturity of the accident year, trends observed over the recent past and the level of volatility within a particular line of business. In general, changes are made more quickly to more mature accident years and less volatile lines of business. Varying the net expected loss ratio by +/-1% in all lines of business for the six most recent accident years would increase/decrease the claims incurred by approximately $4.6 million and $3.6 million, respectively.

  Liability for Future Policy Benefits

        Our life insurance segment establishes, and carries as liabilities, actuarially determined amounts that are calculated to meet its policy obligations when a policy matures or surrenders, an insured dies or becomes disabled or upon the occurrence of other covered events. We compute the amounts for actuarial liabilities in conformity with GAAP.

        Liabilities for future policy benefits for whole life and term insurance products are computed by the net level premium method, using interest assumptions ranging from 5.0% to 5.4% and withdrawal, mortality and morbidity assumptions appropriate at the time the policies were issued (or when a block of business was purchased, as applicable). Accident and health reserves are stated at amounts determined by estimates on individual claims and estimates of unreported claims based on past experience. Liabilities for universal life policies are stated at policyholder account values before surrender charges. Deferred annuity reserves are carried at the account value.

        The liabilities for all products, except for universal life and deferred annuities, are based upon a variety of actuarial assumptions that are uncertain. The most significant of these assumptions is the level of anticipated death and health claims. Other assumptions that are less significant to the appropriate level of the liability for future policy benefits are anticipated policy persistency rates, investment yields, and operating expense levels. These are reviewed frequently by our subsidiary's external actuaries, to assure that the current level of liabilities for future policy benefits is sufficient, in combination with anticipated future cash flows, to provide for all contractual obligations. For all products except for universal life and deferred annuities, according to Statement of Financial Accounting Standards (SFAS) No. 60, Accounting and Reporting by Insurance Enterprises, the basis for the liability for future policy benefits is established at the time of issuance of each contract and would only change if our experience deteriorates to the point that the level of the liability is not adequate to provide for future policy benefits. We do not currently expect that level of deterioration to occur.

  Deferred Policy Acquisition Costs and Value of Business Acquired

        Certain costs for acquiring life and property and casualty insurance business are deferred. Acquisition costs related to the managed care business are expensed as incurred.

        The costs of acquiring new life business, principally commissions, and certain variable underwriting, agency and policy issue expenses of our life insurance segment, have been deferred. These costs, including value of business acquired (VOBA) recorded upon our acquisition of GA Life, are amortized to income over the premium-paying period of the related whole life and term insurance policies in proportion to the ratio of the expected annual premium revenue to the expected total premium revenue, and over the anticipated lives of universal life policies in proportion to the ratio of the expected annual gross profits to the expected total gross profits. The expected premiums revenue and gross profits are based upon the same mortality and withdrawal assumptions used in determining the liability for future policy benefits. For universal life policies, changes in the amount or timing of expected gross profits result in adjustments to the cumulative amortization of these costs. The effect on the amortization of deferred policy acquisition costs of revisions to estimated gross profits is reported in earnings in the period such estimated gross profits are revised.

        The schedules of amortization of life insurance deferred policy acquisition costs (DPAC) and VOBA are based upon actuarial assumptions regarding future events that are uncertain. For all products, other than universal life and deferred annuities, the most significant of these assumptions is the level of contract persistency and investment yield rates. For these products according to FASB No. 60 the basis for the amortization of DPAC and VOBA is established at the issue of each contract and would only change if our segment's experience deteriorates to the point that the level of the liability is not adequate. We do not currently expect that level of deterioration to occur. For the universal life and deferred annuity products, amortization schedules are based upon the level of historic and anticipated gross profit margins, from the date of each contract's issued (or purchase, in the case of VOBA). These schedules are based upon several actuarial assumptions that are uncertain, are reviewed annually and are modified if necessary. The most significant of these assumptions are anticipated universal life claims, investment yield rates and contract persistency. Based upon the most recent actuarial reviews of all of the assumptions, we do not currently anticipate material changes to the level of these amortization schedules.

        The property and casualty business acquisition costs consist of commissions incurred during the production of business and are deferred and amortized ratably over the terms of the policies.

  Impairment of Investments

        Impairment of an investment exists if a decline in the estimated fair value below the amortized cost of the security is deemed to be other than temporary. An impairment review of securities to determine if impairment exists is subjective and requires a high degree of judgment. Management regularly reviews each investment security for impairment based on criteria that include the extent to which cost exceeds estimated fair value, general market conditions (like changes in interest rates), our ability and intent to hold the security until recovery in estimated fair value, the duration of the estimated fair value decline and the financial condition and specific prospects for the issuer. Management regularly performs market research and monitors market conditions to evaluate impairment risk. A decline in the estimated fair value of any available-for-sale or held-to-maturity security below cost, which is deemed to be other than temporary, results in a reduction of the carrying amount to its fair value. The impairment is charged to operations when that determination is made and a new cost basis for the security is established.

        During the nine-month period ended September 30, 2007 and 2006, we recognized other-than-temporary impairments of $0.6 million and $1.4 million, respectively, on our equity securities classified as available for sale. During the years ended December 31, 2006 and 2005 we recognized other-than-temporary impairments amounting to $2.1 and $1.1 million, respectively, on one of our equity securities classified as available for sale. No other-than-temporary impairment was recognized in 2004. As of September 30, 2007, of the total amount of investments in securities of $918.3 million, $70.0 million, or 7.6%, are classified as trading securities, and thus are recorded at fair value with changes estimated fair value recognized in the statement of operations. The remaining $848.3 million is classified as either available-for-sale or held-to-maturity and consists of high-quality investments. Of this amount, $673.1 million, or 79.3%, are securities in U.S. Treasury securities, obligations of U.S. government-sponsored enterprises, obligations of the Commonwealth of Puerto Rico, mortgage backed and collateralized mortgage obligations that are U.S. agency-backed, and obligations of U.S. and government of Puerto Rico instrumentalities. The remaining $175.2 million, or 20.7%, are from corporate fixed and equity securities. Gross unrealized losses as of September 30, 2007 of the available-for-sale and held-to-maturity portfolios amounted to $12.2 million.

        The impairment analysis as of September 30, 2007 and December 31, 2006 indicated that, other than the equity securities for which an other-than-temporary impairment was recognized, none of the securities whose carrying amount exceeded its estimated fair value was other-than-temporarily impaired as of that date; however, several factors are beyond management's control, such as the following: financial condition of the issuer, movement of interest rates, specific situations within corporations, among others. Over time, the economic and market environment may provide additional insight regarding the estimated fair value of certain securities, which could change management's judgment regarding impairment. This could result in realized losses related to other-than-temporary declines being charged against future income. Taking into account the quality of the securities in the investment portfolio, the amount of unrealized losses within the available-for-sale and held-to-maturity portfolios, and past experience, management believes that, the amount of likely future impairments in the next year should not be material.

        Our fixed maturity securities are sensitive to interest rate fluctuations, which impact the fair value of individual securities. Our equity securities are sensitive to equity price risks, for which potential losses could arise from adverse changes in the value of equity securities. For additional information on the sensitivity of our investments, see "—Quantitative and Qualitative Disclosures About Market Risk".

        A detail of the gross unrealized losses on investment securities and the estimated fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2006 and 2005 is included in the notes to our audited consolidated financial statements.

  Allowance for Doubtful Receivables

        We estimate the amount of uncollectible receivables in each period and establish an allowance for doubtful receivables. The allowance for doubtful receivables amounted to $20.1 million and $18.2 million as of September 30, 2007 and December 31, 2006, respectively. The amount of the allowance is based on the age of unpaid accounts, information about the customer's creditworthiness and other relevant information. The estimates of uncollectible accounts are revised each period, and changes are recorded in the period they become known. In determining the allowance, we use predetermined percentages applied to aged account balances, as well as individual analysis of large accounts. These percentages are based on our collection experience and are periodically evaluated. A significant change in the level of uncollectible accounts would have a material effect on our results of operations.

        In addition to premium-related receivables, we evaluate the risk in the realization of other accounts receivable, including balances due from third parties related to overpayment of medical claims and rebates, among others. These amounts are individually analyzed and the allowance determined based on the specific collectivity assessment and circumstances of each individual case.

        We consider this allowance adequate to cover potential losses that may result from our inability to subsequently collect the amounts reported as accounts receivable. However, such estimates may change significantly in the event that unforeseen economic conditions adversely impact the ability of third parties to repay the amounts due to us.

  Other Significant Accounting Policies

        We have other accounting policies that are important to an understanding of the financial statements. See note 2 to the audited consolidated financial statements.

Recently Issued Accounting Standards

        SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, was issued in February 2007. This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective of this statement is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value and does not establish requirements for recognizing and measuring dividend income, interest income, or interest expense. This statement does not eliminate disclosure requirements included in other accounting standards. This statement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions SFAS No. 157, Fair Value Measurements. We are currently evaluating the effect of this statement on our consolidated financial statements.

        In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 108 addressing how the effects of prior-year uncorrected financial statement misstatements should be considered in current year financial statements. SAB No. 108 requires registrants to quantify misstatements using both balance sheet and income statement approaches in evaluating whether or not a misstatement is material. SAB No. 108 is effective for fiscal years ended after November 15, 2006. The adoption of this SAB did not have a material impact on our consolidated financial statements.

        SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, was issued in September 2006. This statement changes financial reporting by requiring employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This statement also changes financial reporting by requiring employers to measure the funded status of a plan as of the date of its year-end statement of financial position. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide required disclosures as of the end of the fiscal year ended after December 15, 2006. An employer without publicly traded equity is required to recognize the funded status of a defined benefit pension plan and to provide required disclosures as of the end of the fiscal year ending after June 15, 2007. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. We adopted the provisions of this statement in the consolidated financial statements as of December 31, 2006 as further discussed in note 18 to our audited consolidated financial statements.

        SFAS No. 157, Fair Value Measurements, was issued in September 2006. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; it applies under other accounting statements that require or permit fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Except for certain exceptions, the provisions of this statement are to be applied prospectively as of the beginning of the fiscal year in which it is initially applied. We are currently evaluating the effect of this statement on our consolidated financial statements.

        FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109, was issued in June 2006. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation is effective for fiscal years beginning after December 15, 2006. The adoption of this Interpretation is not expected to have a material impact on our consolidated financial statements.

        SFAS No. 156, Accounting for Servicing of Financial Assets, an amendment of SFAS No. 140, was issued in March 2006. This statement amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement is effective as of the beginning of the first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 156 is not expected to have an impact on our consolidated financial statements.

        SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140, was issued in February 2006. This statement amends SFAS No. 133, Accounting for Derivatives and Hedging Activities, and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and allows an entity to re-measure at fair value a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation from the host, if the holder irrevocably elects to account for the whole instrument on a fair value basis. Subsequent changes in the fair value of the instrument would be recognized in earnings. This statement also clarifies certain issues included in the amended SFAS No. 133 and SFAS No. 140. SFAS No. 155 is effective for all financial instruments acquired and issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 155 is not expected to have an impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk.

        We are exposed to certain market risks that are inherent in our financial instruments, which arise from transactions entered into in the normal course of business. We are also subject to additional market risk with respect to certain of our financial instruments. We must effectively manage, measure, and monitor the market risk associated with our invested assets and interest rate sensitive liabilities. We have established and implemented comprehensive policies and procedures to minimize the effects of potential market volatility.

  Market Risk Exposure

        We have exposure to market risk mostly in our investment activities. For purposes of this disclosure, "market risk" is defined as the risk of loss resulting from changes in interest rates and equity prices. Analytical tools and monitoring systems are in place to assess each one of the elements of market risks.

        As in other insurance companies, investment activities are an integral part of our business. Insurance statutes regulate the type of investments that the insurance segments are permitted to make and limit the amount of funds that may be invested in some types of securities. We have a diversified investment portfolio with a large portion invested in investment-grade, fixed income securities.

        Our investment philosophy is to maintain a largely investment-grade fixed income portfolio, provide adequate liquidity for expected liability durations and other requirements, and maximize total return through active investment management.

        We evaluate the interest rate risk of our assets and liabilities regularly, as well as the appropriateness of investments relative to our internal investment guidelines. We operate within these guidelines by maintaining a diversified portfolio, both across and within asset classes.

        The board of directors monitors and approves investment policies and procedures. Investment decisions are centrally managed by investment professionals based on the guidelines established in our investment policies and procedures. The investment portfolio is managed following those policies and procedures.

        Our investment portfolio is predominantly comprised of U.S. Treasury securities, obligations of U.S. government-sponsored enterprises, obligations of state and political subdivisions, obligations of the Commonwealth of Puerto Rico and obligations from U.S. and Puerto Rican government instrumentalities. These investments comprised approximately 73% and 76% of the total portfolio value as of September 30, 2007 and December 31, 2006, respectively, of which 10% and 12% consisted of U.S. agency-backed mortgage backed securities and collateralized mortgage obligations. The remaining balance of the investment portfolio consists of an equity securities portfolio that seeks to replicate the S&P 500 Index, a large-cap growth index, a large-cap value index, mutual funds, investments in local stocks from well-known financial institutions and investments in corporate bonds.

        We use a sensitivity analysis to measure the market risk related to our holdings of invested assets and other financial instruments. This analysis estimates the potential changes in fair value of the instruments subject to market risk. The sensitivity analysis was performed separately for each of our market risk exposures related to our trading and other than trading portfolios. This sensitivity analysis is an estimate and should not be viewed as predictive of our future financial performance. Our actual losses in any particular year could exceed the amounts indicated in the following paragraphs. Limitations related to this sensitivity analysis include:

  •
  the market risk information is limited by the assumptions and parameters established in creating the related sensitivity analysis, including the impact of prepayment rates on mortgages; and

  •
  the model assumes that the composition of assets and liabilities remains unchanged throughout the year.

        Accordingly, we use such models as tools and not as a substitute for the experience and judgment of our management.

  Interest Rate Risk

        Our exposure to interest rate changes results from our significant holdings of fixed maturity securities. Investments subject to interest rate risk are held in our other-than-trading portfolios. We are also exposed to interest rate risk from our two variable interest credit agreements and from our policyholder deposits.

  Equity Price Risk

        Our investments in equity securities expose us to equity price risks, for which potential losses could arise from adverse changes in the value of equity securities. Financial instruments subject to equity prices risk are held in our trading and other-than-trading portfolios.

  Risk Measurement

  Trading Portfolio

        Our trading securities are a source of market risk. As of September 30, 2007 and December 31, 2006, our trading portfolio was comprised of investments in publicly-traded common stocks. The securities in the trading portfolio are believed by management to be high quality and are diversified across industries and readily marketable. Trading securities are recorded at fair value, and changes in fair value are included in operations. The fair value of the investments in trading securities is exposed to equity price risk. Assuming an immediate decrease of 10% in the market value of these securities as of September 30, 2007 and December 31, 2006, the hypothetical loss in the fair value of these investments would have been approximately $7.0 million and $8.3 million, respectively.

  Other than Trading Portfolio

        Our available-for-sale and held-to-maturity securities are also a source of market risk. As of September 30, 2007, approximately 91% and 100% of our investments in available-for-sale and held-to-maturity securities, respectively, consisted of fixed income securities. As of December 31, 2006, approximately 92% and 100% of our investments in available-for-sale and held-to-maturity securities, respectively, consisted of fixed income securities. The remaining balance of the available-for-sale portfolio is comprised of equity securities. Available-for-sale securities are recorded at fair value and changes in the fair value of these securities, net of the related tax effect, are excluded from operations and are reported as a separate component of other comprehensive income (loss) until realized. Held-to-maturity securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts. The fair value of the investments in the other-than-trading portfolio is exposed to both interest rate risk and equity price risk.

        Interest Rate Risk.    We have evaluated the net impact to the fair value of our fixed income investments of a significant one-time change in interest rate risk using a combination of both statistical and fundamental methodologies. From these shocked values a resultant market price appreciation/depreciation can be determined after portfolio cash flows are modeled and evaluated over instantaneous 100, 200 and 300 basis point rate shifts. Techniques used in the evaluation of cash flows include Monte Carlo simulation through a series of probability distributions over 200 interest rate paths. Necessary prepayment speeds are compiled using Salomon Brothers Yield Book, which sources numerous factors in deriving speeds, including but not limited to: historical speeds, economic indicators, street consensus speeds, etc. Securities evaluated by us under these scenarios include mortgage pass-through certificates and collateralized mortgage obligations of U.S. agencies, and private label structures, provided that cash flows information is available. The following table sets forth the result of this analysis as of September 30, 2007 and December 31, 2006 and 2005.

(in millions)
Change in Interest Rates	Expected Fair Value	Amount of Decrease	% Change
September 30, 2007:
Base Scenario	$774.2
+100 bp	735.4	(38.8)	(5.0)%
+200 bp	703.0	(71.2)	(9.2)%
+300 bp	669.9	(104.3)	(13.5)%
December 31, 2006:
Base Scenario	$749.7
+100 bp	716.6	(33.1)	(4.4)%
+200 bp	685.8	(63.9)	(8.5)%
+300 bp	657.1	(92.6)	(12.4)%
December 31, 2005:
Base Scenario	$560.1
+100 bp	532.4	(27.7)	(4.9)%
+200 bp	512.0	(48.1)	(8.6)%
+300 bp	492.7	(67.4)	(12.0)%

        We believe that an interest rate shift in a 12-month period of 100 basis points represents a moderately adverse outcome, while a 200 basis point shift is significantly adverse and a 300 basis point shift is unlikely given historical precedents. Although we classified 94% of our fixed income securities as available-for-sale as of September 30, 2007, our cash flows and the intermediate duration of our investment portfolio should allow us to hold securities until maturity, thereby avoiding the recognition of losses, should interest rates rise significantly.

        Equity Price Risk.    Our equity securities in the available-for-sale portfolio are comprised primarily of stock of several Puerto Rican financial institutions and mutual funds. Assuming an immediate decrease of 10% in the market value of these securities as of September 30, 2007 and December 31, 2006, the hypothetical loss in the fair value of these investments would have been approximately $7.3 million and $6.2 million, respectively.

  Other Risk Measurement

        We are subject to interest rate risk on our two variable interest credit agreements and our policyholder deposits. Shifting interest rates do not have a material effect on the fair value of these instruments. The two credit agreements have a variable interest rate structure, which reduces the potential exposure to interest rate risk. The policyholder deposits have short-term interest rate guarantees, which also reduce the accounts' exposure to interest rate risk.

        We have an interest-rate related derivative instrument to manage the variability caused by interest rate changes in the cash flows of one of its credit agreements. This swap changes the variable-rate cash flow exposure on the debt obligations to fixed-rate cash flows. Shifting interest rates have an effect on the fair value of the interest rate swap agreement. We assess interest rate risk by monitoring changes in interest rate exposures that may adversely impact the fair value of the interest rate swap agreement. We monitor interest rate risk attributable to both our outstanding or forecasted debt obligations as well as our offsetting hedge position. As of September 30, 2007 and December 31, 2006, the estimated fair value of the interest rate swap amounted to $0.2 million and $0.5 million, respectively, and was included within "other assets" in the consolidated balance sheets. Assuming an immediate decrease of 10% in period-end rates as of September 30, 2007 and December 31, 2006, the hypothetical loss in the estimated fair value of the interest rate swap is estimated to approximate $0.1 million.

        We have invested in other derivative instruments with a market value of approximately $14.9 million and $14.0 million as of September 30, 2007 and December 31, 2006, respectively, in order to diversify our investment in securities and participate in foreign stock markets.

        In 2005, we invested in two structured note agreements amounting to $5.0 million each, under which the interest income received is linked to the performance of the Dow Jones Euro STOXX 50 and Nikkei 225 Equity Indices (the Indices). Under these agreements the principal invested by us is protected, the only amount that varies according to the performance of the Indices is the interest to be received upon the maturity of the instruments. Should the Indices experience a negative performance during the holding period of the structured notes, no interest will be received and no amount will be paid to the issuer of the structured notes. The contingent interest payment component within the structured note agreements meets the definition of an embedded derivative. In accordance with the provisions of SFAS No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended, the embedded derivative component of the structured note is separated from the structured notes and accounted for separately as a derivative instrument. The derivative component of the structured notes exposes us to credit risk and market risk. We minimize credit risk by entering into transactions with counterparties that we believe to be high-quality based on their credit ratings. The market risk is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. As of September 30, 2007 and December 31, 2006, the fair value of the derivative component of the structured notes amounted to $6.9 million and $6.4 million, respectively, and is included within "other assets" in the consolidated balance sheets. Assuming an immediate decrease of 10% in the period-end Indices as of September 30, 2007 and December 31, 2006, the hypothetical loss in the estimated fair value of the derivative component of the structured notes would have been approximately $0.7 million and $0.6 million, respectively. The investment component of the structured notes, which had a fair value of $8.0 million and $7.6 million as of September 30, 2007 and December 31, 2006, respectively, is accounted for as a debt security and is included within the "investment in securities" in the consolidated balance sheet and its risk measurement is evaluated along the other investments in "—Other than Trading Portfolio" above.

BUSINESS

Company Overview

        We are the largest managed care company in Puerto Rico, serving approximately one million members across all regions, and hold a leading market position covering approximately 25% of the population. We have the exclusive right to use the Blue Shield name and mark throughout Puerto Rico and have over 45 years of experience in the managed care industry. We offer a broad portfolio of managed care and related products in the Commercial, Medicare and the Reform (similar to Medicaid) markets.

        We serve a full range of customer sectors, from corporate accounts, federal and local government employees and individuals to Medicare recipients and Reform enrollees, with a wide range of managed care products. We market our managed care products through both an extensive network of independent agents and brokers located throughout Puerto Rico as well as an internal salaried sales force.

        We also offer complementary products and services, including life insurance and property and casualty insurance. As a result of our acquisition of GA Life in January 2006, we are the leading provider of life insurance policies in Puerto Rico.

        In the year ended December 31, 2006, we generated total revenue of approximately $1.6 billion, of which approximately 88% was derived from our managed care businesses and 12% from our life insurance and property and casualty insurance businesses. In the nine months ended September 30, 2007, we generated total revenue of approximately $1.2 billion, of which approximately 87% was derived from our managed care businesses and 13% from our life insurance and property and casualty insurance businesses.

Industry Overview

  Managed Care

        The managed care industry has experienced significant changes over the last twenty years. An increasing focus on health care costs by employers, the government and consumers has led to the growth of alternatives to traditional indemnity health insurance, such as HMOs and PPOs, which the managed care industry has introduced to attempt to contain the cost of health care by negotiating contracts with hospitals, physicians and other providers to deliver health care to plan members at favorable rates. These products usually feature medical management and other quality and cost optimization measures such as pre-admission review and approval for certain non-emergency services, pre-authorization of certain outpatient surgical procedures, network credentialing to determine that network doctors and hospitals have the required certifications and expertise, and various levels of care management programs to help members better understand and navigate the medical system. In addition, providers may have incentives to achieve certain quality measures or may share medical cost risk. Members generally pay co-payments, coinsurance and deductibles when they receive services. While the distinctions between the various types of plans have lessened over recent years, PPO products generally provide reduced benefits for out-of-network services, while traditional HMO products generally provide little to no reimbursement for non-emergency out-of-network utilization. An HMO plan may also require members to select one of the network primary care physicians to coordinate their care and approve any specialist or other services. The federal government provides hospital and medical insurance benefits to eligible persons aged 65 and over as well as to certain other qualified persons pursuant to the Medicare program, including the Medicare Advantage program. The federal government also offers prescription drug benefits to Medicare eligibles, both as part of the Medicare Advantage program and on a stand- alone basis, pursuant to Medicare Part D (also referred to as PDP stand alone product). In addition, the government of the Commonwealth of Puerto Rico

(the government of Puerto Rico) provides managed care coverage to the medically indigent population of Puerto Rico through the Reform program.

        Recently, economic factors and greater consumer awareness have resulted in the increasing popularity of products that offer larger, more extensive health care provider networks, more member choice related to coverage, physicians and hospitals, and a desire for greater flexibility for customers to assume larger deductibles and co-payments in return for lower premiums. We believe that we are well-positioned to respond to these market preferences due to the breadth and flexibility of our product offering and size of our provider networks.

        The Blue Cross Blue Shield Association (BCBSA) had 39 independent licensees as of December 31, 2006. We are licensed by BCBSA to use both the "Blue Shield" name and mark throughout Puerto Rico. Most of the BCBSA licensees have the right to use both the "Blue Shield" and "Blue Cross" marks in their designated geographic territories. We are not licensed to use the "Blue Cross" mark in Puerto Rico. A different BCBSA licensee has the right to use the "Blue Cross" mark in Puerto Rico. The number of people enrolled in Blue Cross Blue Shield (BCBS) plans has been steadily increasing, from 65.2 million in 1994 to 98.6 million at December 31, 2006, which represents 32.7% of the U.S. population. The BCBS plans work cooperatively in a number of ways that create significant market advantages, especially when competing for very large, multi-state employer groups. For example, all BCBS plans participate in the BlueCard program, which effectively creates a national "Blue" network. Each plan is able to take advantage of other BCBS plans' broad provider networks and negotiated provider reimbursement rates where a member covered by a policy in one state or territory lives or travels outside of the state or territory in which the policy under which he or she is covered is written. This program is referred to as BlueCard, and is a source of revenue for providing member services in Puerto Rico for individuals who are customers of other BCBS plans and at the same time provide us a significant network in the U.S. BlueCard also provides a significant competitive advantage to us because Puerto Ricans frequently travel to the continental United States.

  Life Insurance

        Total annual premiums in Puerto Rico for the life insurance market approximate $700 million. The main products in the market are ordinary life, cancer and other dreaded diseases, term life, disability and annuities. The main distribution channels are through independent agents. In recent years banks have established general agencies to sell many life products, such as term life and credit life.

  Property and Casualty Insurance Segment

        The total property and casualty insurance market in Puerto Rico in terms of gross premiums written for 2006 was approximately $1.8 billion. There are relatively few new sources of business in this segment, and property and casualty insurance companies compete for existing accounts through aggressive pricing, more favorable policy terms and better quality of services. The main lines of business in Puerto Rico are personal and commercial auto, commercial multi peril, fire and allied lines and other general liabilities. Approximately 70% of the market is written by the top six companies in terms of market share, and approximately 80% of the market is written by companies incorporated under the laws of, and which operate principally in, Puerto Rico.

        It is estimated that the Puerto Rican property and casualty insurance market has between $80 billion and $90 billion of insured value, while the industry has capital and surplus of approximately $1.1 billion. As a result, the market is highly dependent on reinsurance and some local carriers have diversified their operations outside of Puerto Rico, particularly to Florida.

Our Competitive Strengths

        Strong Brand Recognition and Reputation in Puerto Rico.    We believe that the strength of the Triple-S brand, which we have built through our longstanding presence in Puerto Rico, and our exclusive license to use the Blue Shield mark, gives us a significant competitive advantage. With an operating history of over 45 years, Triple-S is the second largest locally-owned company and one of the most widely recognized brands in Puerto Rico based on several studies conducted in recent years. We have a loyal customer base with an average yearly customer retention rate of over 90% in our corporate accounts business since 2003. In addition, we believe we enjoy a strong competitive advantage as a result of our participation in the Blue Cross Blue Shield Association's BlueCard program, which provides our members with coverage for medical attention throughout the United States, the primary travel destination of Puerto Rico residents.

        Leading Market Positions with Broad Range of Managed Care Products.    We are the largest managed care company in Puerto Rico according to filings with the Commissioner of Insurance. We serve approximately one million Blue Shield members across all regions of Puerto Rico and hold a leading market position covering approximately 25% of the population. We enjoy leading market positions in many customer sectors, including corporate accounts, Medicare Supplement, federal government employees and individual accounts. We offer customized managed care products including health maintenance organizations (HMOs) to our Medicare Advantage and Reform customers and preferred provider organizations (PPOs) on both a fully insured and self-funded basis to our Commercial customers, and as a result we believe that we have the most comprehensive range of managed care products in Puerto Rico.

        Broad Provider Networks.    We believe we have the broadest geographic coverage of any managed care provider in Puerto Rico, including hospital and physician networks consisting of some of the most well-recognized physicians and hospitals in Puerto Rico. This is important to large corporate accounts, which typically require that a single managed care provider cover all of their employees. For example, we believe that a number of corporate clients have contracted with us because we offer an island-wide provider network, as well as access to U.S. providers through the BlueCard program. We maintain strong provider relationships in all of our markets.

        Commitment to Quality Care.    We have demonstrated our commitment to quality care, implementing a number of disease management and health education programs, including programs that target asthma, diabetes, heart failure, hypertension and selected nutritional-related conditions, as well as a prenatal program and a medication therapy management program. We have had a contract with McKesson Health Solutions since 1998 pursuant to which they provide to us 24-hour nurse triage (for all of our customer sectors) and utilization management program services for the Reform segment, Medicare Advantage programs and certain Commercial customers.

        Strong Complementary Businesses.    To enhance our relationships with managed care customers, we offer life, disability and property and casualty insurance products designed to complement the sale of our managed care products and services. As a result of our recent acquisition of GA Life, we are the leading provider of life insurance policies in Puerto Rico. Our broad range of managed care and complementary products provides us with significant opportunities to develop additional points of distribution, particularly among the insurance agencies of Puerto Rico-based financial institutions. In addition, approximately 42% of the sales agents employed by us are licensed to sell both life insurance and managed care products.

        Proven and Experienced Management Team.    We have been a market leader in managed care in Puerto Rico for over 45 years and believe that the extensive experience of our management team provides us with a strong competitive advantage. We also have a strong record of management continuity, which has allowed for efficiency of operations and retention of valuable knowledge. Our senior management team has an average of 13 years of experience at Triple-S.

Our Strategy

        Expand Operating Margins and Realize Operating Efficiencies.    Our managed care business was exempt from Puerto Rico income taxes from 1979 until 2003, and was operated as if it was a not-for-profit until that time, as required by the terms of the exemption. Accordingly, starting in 2004 we began to increase our efforts to manage medical costs and generate profits as a for-profit managed care company. Even more recently, in anticipation of becoming a public company and to compete more effectively, we have begun to implement or, in some cases, expect to implement, a number of initiatives to reduce utilization and overall medical costs. Some of these initiatives include:

  •
  re-pricing unprofitable customer contracts or permitting such contracts to lapse;

  •
  refining our provider network;

  •
  expanding existing Reform sector disease management programs to other sectors, such as Commercial and Medicare;

  •
  implementing radiology benefits management initiatives to reduce spending on high-tech imaging; and

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  refining our pharmacy network.

        We believe that increased scale in each of our segments will provide efficiencies and greater opportunities to sustain profitable growth.

        Grow Medicare Advantage Business.    We intend to leverage our brand recognition to further penetrate the Medicare Advantage market. We entered the Medicare Advantage market in 2005 and as of September 30, 2007 had approximately 11.3% of the Medicare Advantage market in Puerto Rico. As of December 31, 2006, Puerto Rico had over 600,000 persons eligible for Medicare. Puerto Rico is a particularly attractive growth opportunity, as the population over the age of 65 is expected to grow at an average of 2.4% per annum between 2005 and 2010, as compared to 1.7% in the continental United States, according to the Puerto Rico Planning Board and U.S. Census Bureau. We believe our Medicare Advantage business will continue to grow, driven by the following:

  •
  Leveraging our position in the Reform business to expand our Medicare Advantage coverage of dual-eligibles. As of December 31, 2006, approximately 35% of Medicare beneficiaries in Puerto Rico were considered dual-eligibles, persons eligible for Reform and Medicare.

  •
  Targeting the conversion of Medicare Supplement members to the more comprehensive benefits structure offered by the higher revenue-generating Medicare Advantage products. In addition, we expect to grow our Medicare Advantage business through the conversion of Medicare Part D prescription drug plan members to Medicare Advantage products.

        Develop New Products to Attract and Retain Customers.    We intend to leverage our strong brand recognition and extensive history to drive profitable growth by introducing new products to the Puerto Rico market. Our particular focus is on the commericial sector within our managed care segment, where we intend to introduce new products such as reduced benefits packages targeted at part-time employees, a new preferred provider network targeted at low salary industries and the uninsured, various new products for individual markets, a lower cost limited provider network and other new group products. We believe that such new products will also help us to retain existing customers by meeting their evolving needs for managed care products. We believe that Puerto Rico is a highly cost-effective market in which to introduce new products because of its dense population.

        Pursue Cross-Selling and Related Opportunities.    To expand our relationships with our managed care customers, we intend to capitalize on cross-selling opportunities by taking advantage of our leading brand name and using our internal and external sales forces to sell both managed care and complementary products such as life and disability and property and casualty insurance. Only 13 of our 30 largest corporate customers currently purchase both managed care and complementary products from us. We believe that our acquisition of GA Life, through which we acquired individual life insurance products and a substantial sales force, will allow us to further capitalize on cross-selling opportunities. We have established relationships with leading financial institutions in Puerto Rico, which we believe will allow us to develop our business opportunities in property and casualty and life insurance products through these institutions' agency operations.

        Disciplined Expansion Strategy.    We believe that profitable growth, both organic and through acquisitions, is an important part of our business. Increased scale can allow us to improve operating margins, while maintaining competitive prices for our products. We believe that we have the ability to efficiently integrate acquisitions, as evidenced by our integration of GA Life. We intend to focus on acquiring managed care plans that expand our product offering. We also may seek to expand our business outside Puerto Rico in the Caribbean or the continental United States, with a particular focus on Hispanic communities, although we currently are not able to sell our managed care products in these areas under the Blue Shield name and will not be able to do so in any area in which a licensee already operates. In addition, we believe that Puerto Rico's Reform managed care model is similar to that of many U.S. states' Medicaid programs. We may seek to leverage our expertise in the Reform business by expanding into the U.S. Medicaid managed care market via a joint venture with a U.S. managed care company or an acquisition.

Puerto Rico Economy

        The economy of Puerto Rico is closely linked to that of the mainland United States, as most of the external factors that affect the Puerto Rico economy (other than the price of oil) are determined by the policies and results of the United States. These external factors include exports, direct investment, the amount of federal transfer payments, the level of interest rates, the rate of inflation, and tourist expenditures. During the fiscal year ended June 30, 2006, approximately 83% of Puerto Rico's exports went to the United States mainland, which was also the source of approximately 51% of Puerto Rico's imports. In the past, the economy of Puerto Rico has generally followed economic trends in the overall United States economy. However, in recent years economic growth in Puerto Rico has lagged behind growth in the United States.

        The dominant sectors of the Puerto Rico economy in terms of production and income are manufacturing and services. The manufacturing sector has undergone fundamental changes over the years as a result of increased emphasis on higher wage, high technology industries, such as pharmaceuticals, biotechnology, computers, microprocessors, professional and scientific instruments, and certain high technology machinery and equipment. The services sector, including finance, insurance, real estate, wholesale and retail trade, and tourism, also plays a major role in the economy. It ranks second to manufacturing in contribution to the gross domestic product and leads all sectors in providing employment.

        Preliminary figures for fiscal year 2006 show that gross product increased from $53.6 billion (in current dollars) for fiscal 2005 to $56.7 billion (in current dollars) for fiscal 2006. Real gross national product, however, is projected to decline by 1.4% for fiscal year 2007, although a slight increase of 0.8% is expected for fiscal year 2008. Personal income, both aggregate and per capita, has increased consistently each fiscal year from 1985 to 2006. In fiscal year 2006, aggregate personal income was $50.9 billion and personal income per capita was $12,997. Personal income, however, is expected to decline by 1.2% in fiscal year 2007. Average total employment increased from 1,253,400 in fiscal 2006 to 1,262,900 for fiscal 2007. Unemployment, although at relatively low historical levels, remains above the United States average. The average unemployment rate decreased from 11.7% in fiscal 2006 to 10.4% in fiscal 2007.

        Future growth in the Puerto Rico economy will depend on several factors including the condition of the United States economy, the relative stability in the price of oil imports, the exchange value of the United States dollar, the level of interest rates and changes to existing tax incentive legislation. The major factors affecting the economy at this point are, among others, the high oil prices, the slowdown of economic activity in the U.S., the continuing economic uncertainty generated by the fiscal crisis affecting the government of Puerto Rico and the effects on economic activity of the implementation of a new sales tax that entered into effect on November 14, 2006. See "Risk Factors—Risks Relating to Our Business—The geographic concentration of our business in Puerto Rico may subject us to economic downturns in the region".

Products and Services

  Managed Care

        We offer a broad range of managed care products, including HMOs, PPOs, Medicare Supplement and Medicare Part D. Managed care products represented 87.9%, 88.6%, 92.7% and 92.3% of our consolidated premiums earned, net for the nine months ended September 30, 2007 and the years ended December 31, 2006, 2005 and 2004, respectively. We design our products to meet the needs and objectives of a wide range of customers, including employers, individuals and government entities. Our customers either contract with us to assume underwriting risk or self-fund underwriting risk and rely on us for provider network access, medical cost management, claim processing, stop-loss insurance and other administrative services. Our products vary with respect to the level of benefits provided, the costs paid by employers and members, including deductibles and co-payments, and the extent to which our members' access to providers is subject to referral or preauthorization requirements.

        Managed care generally refers to a method of integrating the financing and delivery of health care within a system that manages the cost, accessibility and quality of care. Managed care products can be further differentiated by the types of provider networks offered, the ability to use providers outside such networks and the scope of the medical management and quality assurance programs. Our members receive medical care from our networks of providers in exchange for premiums paid by the individuals or their employers and, in some instances, a cost-sharing payment between the employer and the member. We reimburse network providers according to pre-established fee arrangements and other contractual agreements.

        We currently offer the following managed care plans:

        Health Maintenance Organization (HMO).    We offer HMO plans that provide our Reform and Medicare Advantage members with health care coverage for a fixed monthly premium in addition to applicable member co-payments. Health care services can include emergency care, inpatient hospital and physician care, outpatient medical services and supplemental services, such as dental, vision, behavioral and prescription drugs, among others. Members must select a primary care physician within the network to provide and assist in managing care, including referrals to specialists. During the third quarter of 2005, we launched Medicare Selecto, our Medicare Advantage product for dual eligibles (individuals that are eligible for both the Reform and Medicare Advantage), and in 2006 we launched a supplemental product sponsored by the government of Puerto Rico called Medicare Platino. We also launched our new HMO Medicare Advantage product for the non-dual eligible population earlier this year.

        Preferred Provider Organization (PPO).    We offer PPO managed care plans that provide our Commercial and Medicare Advantage members and their dependent family members with health care coverage in exchange for a fixed monthly premium from our member or the member's employer. In addition, we provide our PPO members with access to a larger network of providers than our HMO. In contrast to our HMO product, we do not require our PPO members to select a primary care physician or to obtain a referral to utilize in-network specialists. We also provide coverage for PPO members who access providers outside of the network. Out-of-network benefits are generally subject to a higher deductible and coinsurance. In addition, we offer national in-network coverage to our PPO members through the BlueCard program. As a PPO under the Medicare Advantage program, effective January 1, 2005 we launched Medicare Optimo, our PPO Medicare Advantage policy, under which we provide extended health coverage to Medicare beneficiaries.

        BlueCard.    For our members who purchase our PPO and some of our Medicare Advantage products, we offer the BlueCard program. The BlueCard program offers these members in-network benefits through the networks of the other Blue Cross Blue Shield plans in the United States and certain U.S. territories. In addition, the BlueCard Worldwide program provides our PPO members with coverage for medical assistance worldwide. We believe that the national and international coverage provided through this program allows us to compete effectively with large national insurers.

        Medicare Supplement.    We offer Medicare Supplement products, which provide supplemental coverage for many of the medical expenses that the basic Medicare program does not cover, such as deductibles, coinsurance and specified losses that exceed the Federal program's maximum benefits.

        Prescription Drug Benefit Plans.    Every Medicare beneficiary must be given the opportunity to select a prescription drug plan through Medicare Part D, largely funded by the federal government. We are required to offer a Medicare Part D prescription drug plan to our enrollees in every area in which we operate. We offer prescription drug benefits under Medicare Part D pursuant to our Medicare Advantage plans as well as on a stand-alone basis. Our PDP stand-alone product, called FarmaMed, was launched in 2006. In May 2005, we launched the Drug Discount Card for local government employees and individuals. As of September 30, 2007, we had enrolled approximately 17,000 members in this program. We plan to extend the program to members in group plans without drug coverage during 2007.

        Government Services.    We serve as fiscal intermediary for the Medicare Part B program in Puerto Rico and the U.S. Virgin Islands, for which we receive reimbursement of all direct costs and allocated overhead expenses, based on an approved budget by the Centers for Medicare and Medicaid Services (CMS). This program is subject to change. See "Regulation—Fiscal Intermediary" included in this Item.

        Administrative Services Only.    In addition to our fully insured plans, we also offer our PPO products on a self-funded or ASO basis, under which we provide claims processing and other administrative services to employers. Employers choosing to purchase our products on an ASO basis fund their own claims but their employees are able to access our provider network at our negotiated discounted rates. We administer the payment of claims to the providers but we do not bear any insurance risk in connection with claims costs because we are reimbursed in full by the employer. For certain self-funded plans, we provide stop loss insurance pursuant to which we assume some of the medical risk for a premium. The administrative fee charged to self-funded groups is generally based on the size of the group and the scope of services provided.

  Life Insurance

        We offer a wide variety of life, accident and health and annuity products to all markets in Puerto Rico. Among these are group life and life individual insurance products. Life insurance premiums represented 6.1%, 5.7%, 1.2% and 1.3% of our consolidated premiums earned, net for the nine months ended September 30, 2007 and the years ended December 31, 2006, 2005 and 2004. GA Life markets in-home service life and supplemental health products through a network of company-employed agents.

Ordinary life, cancer and dreaded diseases, credit and pre-need life products are marketed through independent agents. We are the principal company in Puerto Rico that offers guaranteed issue, funeral and cancer policies directly to people in their homes in the lower and middle income market segments. We also market our group life coverage through our managed care subsidiary's network of exclusive agents.

  Property and Casualty Insurance

        We offer a wide range of property and casualty insurance products. Property and casualty insurance premiums represented 6.3%, 5.9%, 6.3% and 6.6% of our consolidated premiums earned, net for the nine months ended September 30, 2007 and the years ended December 31, 2006, 2005 and 2004. Our predominant lines of business are commercial multiple peril, commercial property mono-line policies, auto physical damage, auto liability and dwelling insurance. The segment's commercial lines target small to medium size accounts. We generate a majority of our dwelling business through our strong relationships with financial institutions. In the first half of 2008, we intend to expand our auto insurance business, which will write personal auto policies at discounted rates for preferred risks. During the nine months ended September 30, 2007, we generated our premiums in the property and casualty insurance segment primarily from the following lines of business:

Line of Business	Percentage of Total Segment Revenues for the Nine Months Ended September 30, 2007
Commercial multi-peril line of business	38%
Auto business	25
Dwelling and commercial property mono-line businesses	19
Other	18

  Reinsurance

        Due to our geographical location, property and casualty insurance operations in Puerto Rico are subject to natural catastrophic activity, in particular hurricanes and earthquakes. As a result, local insurers, including us, rely on the international reinsurance market. The property and casualty insurance market has been affected by increased costs of reinsurance during the last year due to severe catastrophic losses in 2005, which are also expected to cause reinsurance costs to continue to increase in the near future.

        We maintain an extensive reinsurance program as a means of limiting the impact on our surplus in the event of a catastrophe. Our policy is to enter into reinsurance agreements with reinsurers considered to be financially sound. Over 90% of our reinsurers have an A.M. Best rating of "A-" or better, or an equivalent rating from other rating agencies. During the nine months ended September 30, 2007, 42.9% of the premiums written in the property and casualty insurance segment were ceded to reinsurers. Although these reinsurance arrangements do not relieve us of our direct obligations to our insureds, we believe that the risk of our reinsurers not paying balances due to us is low.

Marketing and Distribution

        Our marketing activities concentrate on promoting our strong brand, quality care, customer service efforts, size and quality of provider networks, flexibility of plan designs, financial strength and breadth of product offerings. We distribute our products through several different channels, including our salaried and commission-based internal sales force, direct mail, independent brokers and agents and telemarketing staff. We also use our website to market our products.

  Branding and Marketing

        Our branding and marketing efforts include "brand advertising", which focuses on the Triple-S name and the Blue Shield mark, "acquisition marketing", which focuses on attracting new customers, and "institutional advertising", which focuses on our overall corporate image. We believe that the strongest element of our brand identity is the "Triple-S" name. We seek to leverage what we believe to be the high name recognition and comfort level that many existing and potential customers associate with this brand. Acquisition marketing consists of business-to-business marketing efforts which are used to generate leads for brokers and our sales force as well as direct-to-consumer marketing which is used to add new customers to our direct pay businesses. Institutional advertising is used to promote key corporate interests and overall company image. We believe that these efforts support and further our competitive brand advantage. We will continue to utilize the Triple-S name and the Blue Shield mark for all managed care products and services in Puerto Rico.

  Distribution

        Managed Care Segment.    We rely principally on our internal sales force and a network of independent brokers and agents to market our products. Individual policies and Medicare Advantage products are sold entirely through independent agents who exclusively sell our individual products, and group products are sold through our 70 person internal sales force as well as our approximately 350 independent brokers and agents. We believe that each of these marketing methods is optimally suited to address the specific needs of the customer base to which it is assigned. In the Reform sector, those notified by the government of Puerto Rico that they are eligible to participate in the Reform may enroll in the program at our branch offices.

        Strong competition exists among managed care companies for brokers and agents with demonstrated ability to secure new business and maintain existing accounts. The basis of competition for the services of such brokers and agents are commission structure, support services, reputation and prior relationships, the ability to retain clients and the quality of products. We pay commissions on a monthly basis based on premiums paid. We believe that we have good relationships with our brokers and agents, and that our products, support services and commission structure are highly competitive in the marketplace.

        Life Insurance Segment.    In our life insurance segment, we offer our insurance products through our own network of brokers and independent agents, as well as group life insurance coverage through our managed care network of agents. We place a majority of our premiums (51% in the nine months ended September 30, 2007 and 47% in 2006) through direct selling to customers in their homes. GA Life employs over 500 full-time active agents and managers and utilizes approximately 1,200 independent agents and brokers. We pay commissions on a monthly basis based on premiums paid. In addition, GA Life has approximately 200 agents that are licensed to sell certain of our managed care products.

        Property and Casualty Insurance Segment.    In our property and casualty insurance segment, business is exclusively subscribed through 20 general agencies, including our insurance agency, Signature Insurance Agency, Inc. (SIA), where business is placed by independent insurance agents and brokers. During the nine months ended September 30, 2007, SIA placed approximately 51% of STS's total premium volume. SIA placed approximately 52%, 52% and 53% of total premium volume of our property and casualty insurance subsidiary, Seguros Triple-S, Inc. (STS), during the years ended December 31, 2006, 2005 and 2004, respectively. As of December 31, 2006, SIA was the third largest insurance agency in Puerto Rico in terms of premiums written. The general agencies contracted by our property and casualty insurance subsidiary remit premiums net of their respective commission.

Customers

  Managed Care

        We offer our products in the managed care segment to four distinct market sectors in Puerto Rico. The following table sets forth enrollment information with respect to each sector at September 30, 2007:

Market Sector	Enrollment at September 30, 2007	Percentage of Total Enrollment
Commercial	576,600	59%
Reform	352,722	36
Medicare Advantage	48,291	5

Total	977,613	100%

  Commercial Sector

        The Commercial accounts sector includes corporate accounts, U.S. federal government employees, individual accounts, local government employees, and Medicare Supplement.

        Corporate Accounts.    Corporate accounts consist of small (2 to 50 employees) and large employers (over 50 employees). Employer groups may choose various funding options ranging from fully insured to self-funded financial arrangements or a combination of both. While self-funded clients participate in our managed care networks, the clients bear the claims risk, except to the extent that such self-funded clients maintain stop loss coverage, including with us.

        U.S. Federal Government Employees.    For more than 40 years, we have maintained our leadership in the provision of managed care to U.S. federal government employees in Puerto Rico. We provide our services to federal employees in Puerto Rico under the Federal Employees Health Benefits Program pursuant to a direct contract with the United States Office of Personnel Management (OPM). We are one of two companies in Puerto Rico that has such a contract with OPM. Every year, OPM allows other insurance companies to compete for this business, provided such companies comply with the applicable requirements for service providers. This contract is subject to termination in the event of noncompliance not corrected to the satisfaction of OPM.

        Individual Accounts.    We provide managed care services to individuals and their dependent family members who contract these services directly with us though our network of independent brokers. We provide individual and family contracts. We assume the risk of both medical and administrative costs in return for a monthly premium.

        Local Government Employees.    We provide managed care services to the local government employees of Puerto Rico through a government-sponsored program whereby we assume the risk of both medical and administrative costs for its members in return for a monthly premium. The government qualifies on an annual basis the managed care companies that participate in this program and sets the coverage, including benefits, co-payments and amount to be contributed by the government. Employees then select from one of the authorized companies and pays for the difference between the premium of the selected carrier and the amount contributed by the government.

        Medicare Supplement.    We offer Medicare Supplement products, which provide supplemental coverage for many of the medical expenses that the basic Medicare program does not cover, such as deductibles, coinsurance and specified losses that exceed the Federal program's maximum benefits.

  Reform Sector

        In 1994, the government of Puerto Rico privatized the delivery of services to the medically indigent population in Puerto Rico, as defined by the government, by contracting with private managed care companies instead of providing health services directly to such population. The government divided Puerto Rico into eight geographical areas and by December 31, 2001, the Reform had been fully implemented in each of these areas. Each geographical area is awarded to a managed care company doing business in Puerto Rico through a competitive bid process. As of December 31, 2006, the Reform provided healthcare coverage to over 1.5 million people. Mental health and drug abuse benefits are currently offered to Reform beneficiaries by behavioral healthcare companies and are therefore not part of the benefits covered by us.

        The Reform program is similar to the Medicaid program, a joint federal and state health insurance program for medically indigent residents of the state. The Medicaid program is structured to provide states the flexibility to establish eligibility requirements, benefits provided, payment rates, and program administration rules, subject to general federal guidelines.

        The government has adopted several measures to control the increase of Reform expenditures, which represented approximately 12% of total government expenditures during its fiscal year ended June 30, 2006, including closer and continuous scrutiny of participants' (members') eligibility, decreasing the number of areas in order to take advantage of economies of scale and establishing disease management programs. In addition, the government of Puerto Rico began a pilot project in 2003 in one of the eight geographical areas under which it contracted services on an ASO basis instead of contracting on a fully insured basis. This project was subsequently extended to the Metro-North region, which was served by us until October 31, 2006. All other areas that we currently serve remain with the fully-insured model; however, the government may implement such ASO program in the future. If it is adopted in any areas served by us during the contract period, we would not generate premiums in the Reform business but instead administrative service fees. On the other hand, the government has expressed its intention to evaluate different alternatives of providing health services to Reform beneficiaries.

        The government of Puerto Rico has also implemented a plan to allow dual-eligibles enrolled in the Reform to move from the Reform program to a Medicare Advantage plan under which the government, rather than the insured, will assume all of the premiums for additional benefits not included in traditional Medicare programs, such as the deductibles and co-payments of prescription drug benefits. Many qualified Reform participants from areas served by us began moving to the government-sponsored plan in January 2006, and approximately 61,000 of such participants did so in the year ended December 31, 2006. During the first nine months of 2007, approximately 1,600 participants from areas served by us moved to the government-sponsored plan.

        We provide managed care services to Reform members in the North and Southwest regions. We have participated in the Reform program since 1995. The premium rates for each Reform contract are negotiated annually. The contracts include a provision, however, that if the net income for any given contract year, as defined therein, resulting from the provision of services there under exceeds 2.5% of earned premiums, the insurance company is required to return 75.0% of the excess to the government. If the contract renewal process is not completed by a contract's expiration date, the contract may be extended by the government, upon acceptance by us, for any subsequent period of time if deemed to be in the best interests of the beneficiaries and the government. The terms of a contract, including premiums, can be renegotiated if the term of the contract is extended. Each contract is subject to termination in the event of non-compliance by the insurance company not corrected or cured to the satisfaction of the government entity overseeing the Reform, or in the event that the government determines that there is an insufficiency of funds to finance the Reform. For additional information please see "Risk Factors—Risks Relating to Our Business—We are dependent on a small number of government contracts to generate a significant amount of the revenues of our managed care business".

  Medicare Advantage Sector

        Medicare is a federal program administered by CMS that provides a variety of hospital and medical insurance benefits to eligible persons aged 65 and over as well as to certain other qualified persons. Medicare, with the approval of the Medicare Modernization Act, started promoting managed care organizations (MCOs), a sponsored Medicare product that offers benefits similar to or better than the traditional Medicare product, but where the risk is assumed by the MCOs. This is called Medicare Advantage. We entered into the Medicare Advantage market in 2005 and have contracts with CMS to provide extended Medicare coverage to Medicare beneficiaries under our Medicare Optimo, Medicare Selecto and Medicare Platino policies. Under these annual contracts, CMS pays us a set premium rate based on membership that is adjusted for demographic factors and health status. In addition, for certain of our Medicare Advantage products the member will also pay an additional premium for additional benefits.

  Stand-Alone Prescription Drug Plan Sector

        Every Medicare beneficiary must be given the opportunity to select a prescription drug plan through Medicare Part D, largely funded by the federal government. We are required to offer a Medicare Part D prescription drug plan to our enrollees in every area in which we operate. We offer prescription drug benefits under Medicare Part D pursuant to our Medicare Advantage plans as well as on a stand-alone basis. Our stand-alone prescription drug plan, called FarmaMed, was launched in 2006.

  Life Insurance

        Our life insurance customers consist primarily of individuals, which hold approximately 320,000 policies, and insure approximately 1,800 groups.

  Property and Casualty Insurance

        Our property and casualty insurance segment targets small-to-medium sized accounts with low to average exposures to catastrophic losses. Our dwelling insurance line of business aims for rate stability and seeks accounts with a very low exposure to catastrophic losses. Our auto physical damage and auto liability customer bases consist primarily of commercial accounts.

Underwriting and Pricing

  Managed Care

        We strive to maintain our market leadership by providing all of our managed care members with the best health care coverage at reasonable cost. Disciplined underwriting and appropriate pricing are core strengths of our business and we believe are an important competitive advantage. We continually review our underwriting and pricing guidelines on a product-by-product and customer group-by-group basis in order to maintain competitive rates in terms of both price and scope of benefits. Pricing is based on the overall risk level and the estimated administrative expenses attributable to the particular segment. During the second quarter of 2007, we began implementing modifications to our small group underwriting process to enable us to perform a health risk assessment, based on demographics, claims experience and other variables, at the inception of the contract.

        Our claims database enables us to establish rates based on our own experience and provides us with important insights about the risks in our service areas. We tightly manage the overall rating process and have processes in place to ensure that underwriting decisions are made by properly qualified personnel. In addition, we have developed and implemented a utilization review and fraud and abuse prevention program.

        We have been able to maintain relatively high retention rates in the corporate accounts sector of our managed care business and since 2003 have maintained our overall market share. The retention rate in our corporate accounts, which is the percentage of existing business retained in the renewal process, has been over 90% in the last four years.

        In our managed care segment, the rates are set prospectively, meaning that a fixed premium rate is determined at the beginning of each contract year and revised at renewal. We renegotiate the premiums of different groups in the corporate accounts subsector as their existing annual contracts become due. We set rates for individual contracts based on the most recent semi-annual community rating. We consider the actual claims trend of each group when determining the premium rates for the following contract year. Rates in the Reform, PDP and Medicare Advantage sectors and for federal and local government employees are set on an annual basis through negotiations with the U.S. Federal and Puerto Rico governments, as applicable.

        Effective January 1, 2006, payments for Medicare Advantage plans are based on a competitive bidding process that may decrease the amount of premiums paid to us or cause us to increase the benefits we offer without a corresponding increase in premiums. As a result of the competitive bidding process, in order to maintain our current level of profitability we may in the future be required to reduce benefits or charge our members an additional premium, either of which could make our health plans less attractive to members and adversely affect our membership. For further information, see "Risk Factors—Risks Relating to Our Business—The revised rate calculation system for Medicare Advantage established by the MMA could reduce our profitability" and "Regulation—Federal Regulation—The 2003 Medicare Modernization Act—2006 Bidding Process". In addition, we may be subject to lower Medicare Advantage rates in the future if Congress enacts the Children's Health and Medicare Protection Act of 2007 (H.R. 3162). If enacted as currently proposed, H.R. 3162, which was passed by the U.S. House of Representatives on August 1, 2007, and as of the date of this prospectus was under consideration by the U.S. Senate, would gradually reduce Medicare Advantage rates over a four-year period to ensure financial neutrality with the traditional fee-for-service Medicare program. See "Risks Related to the Regulation of Our Industry—CMS's risk adjustment payment system and budget neutrality factors may make our revenue and profitability difficult to predict and could result in material retroactive adjustments to our results of operations," and "Regulation—Federal Regulation—Legislative and Regulatory Initiatives".

  Life Insurance

        Our individual life insurance business has been priced using mortality, morbidity, lapses and expense assumptions which approximate actual experience for each line of business. We review pricing assumptions on a regular basis. Individual insurance applications are reviewed by using common underwriting standards in use in the United States, and only those applications that meet these commonly used underwriting requirements are approved for policy issuance. Our group life insurance business is written on a group-by-group basis. We develop the pricing for our group life business based on mortality and morbidity experience and estimated expenses attributable to each particular line of business.

  Property and Casualty Insurance

        The property and casualty insurance sector has experienced soft market conditions in Puerto Rico in recent periods, principally as a result of the deregulation of commercial property rates since 2001. Notwithstanding these conditions, our property and casualty segment has maintained its leadership position in the property insurance sector by following prudent underwriting and pricing practices.

        Our core business is comprised of small and medium-sized accounts. We have attained positive results through attentive risk assessment and strict adherence to underwriting guidelines, combined with maintenance of competitive rates on above-par risks designed to maintain a relatively high retention ratio. Underwriting strategies and practices are closely monitored by senior management and constantly updated based on market trends, risk assessment results and loss experience. Commercial risks in particular are fully reviewed by our professionals.

Quality Initiatives and Medical Management

        We utilize a broad range of focused traditional cost containment and advanced care management processes across various product lines. We continue to enhance our management strategies, which seek to control claims costs while striving to fulfill the needs of highly informed and demanding managed care consumers. One of these strategies is the reinforcement of disease and case management programs, which empower consumers by educating them and engaging them in actively maintaining or improving their own health. Early identification of patients and inter-program referrals are the focus of these programs, which allow us to provide integrated service to our customers based on their specific conditions. The disease management programs include programs which target asthma, diabetes and selected nutrition related conditions, a prenatal program which focuses on preventing prenatal complications and promoting adequate nutrition, and a medication therapy management program aimed at plan members who are identified as having a potential for high drug usage. In addition, we have had a contract with McKesson Health Solutions since 1998 pursuant to which they provide to us a 24-hour telephone-based triage program and health information services for all our sectors. McKesson also provides utilization management and disease management program services for the Reform sector. These programs are also available in the Medicare Advantage sector and we intend to expand to the Commercial sector the programs not currently offered in that sector, such as the congestive heart failure disease management program. Other strategies include innovative partnerships and business alliances with other entities to provide new products and services such as an employee assistance program and the promotion of evidence-based protocols and patient safety programs among our providers. We also employ registered nurses and social workers to manage individual cases and coordinate healthcare services. We have implemented a hospital concurrent review program, the goal of which is to monitor the appropriateness of high admission rate diagnoses and unnecessary stays. These services and programs include pre-certification and concurrent review hospital discharge services for acute patients, as well as disease management programs for the chronic care population and nurse case managers for complex population members.

        In addition, we have developed and provide a variety of services and programs for the acute, chronic and complex populations. The services and programs seek to enhance quality by eliminating inappropriate hospitalizations or services. We also encourage the usage of formulary and generic drugs, instead of non-formulary therapeutic equivalent drugs, through benefit design and member and physician interactions and have implemented a three-tier formulary which offers three co-payment levels: the lowest level for generic drugs, a higher level for brand-name drugs and the highest level for brand-name drugs that are not on the formulary. We have also established an exclusive pharmacy network with discounted rates. In addition, through arrangements with our pharmacy benefit manager, we are able to obtain discounts and rebates on certain medications based on formulary listing and market share.

Information Systems

        We have developed and implemented integrated and reliable information technology systems that we believe have been critical to our success. Our systems collect and process information centrally and support our core administrative functions, including premium billing, claims processing, utilization management, reporting, medical cost trending, as well as certain member and provider service functions, including enrollment, member eligibility verification, claims status inquiries, and referrals and authorizations.

        We have substantially completed a system conversion process related to our property and casualty insurance business, which was begun in April 2005, at an estimated cost of $4.0 million.

        In addition, we have selected Quality Care Solutions, Inc. to assess and implement new core business applications for our managed care segment. We expect the assessment to be completed in the fourth quarter of 2007, at which point we plan to convert our managed care system over time by line of business, with the first line of business expected to be converted in the first half of 2009. We expect the managed care conversion process to be completed by 2013 at a total cost of approximately $40.0 million.

        These new core business applications are intended to provide functionality and flexibility to allow these entities to offer new services and products and facilitate the integration of future acquisitions. They are also designed to improve customer service, enhance claims processing and contain operational expenses.

Provider Arrangements

        Approximately 98% of member services are provided through one of our contracted provider networks and the remaining 2% of member services are provided by out-of-network providers. Our relationships with managed care providers, physicians, hospitals, other facilities and ancillary managed care providers are guided by standards established by applicable regulatory authorities for network development, reimbursement and contract methodologies. As of December 31, 2006, we had provider contracts with 4,286 primary care physicians, 2,991 specialists and 62 hospitals.

        It is generally our philosophy not to delegate full financial responsibility to our managed care providers in the form of capitation-based reimbursement. For certain ancillary services, such as behavioral health services, and primary services in the Reform business and Medicare Optimo product, we generally enter into capitation arrangements with entities that offer broad-based services through their own contracts with providers. We attempt to provide market-based reimbursement along industry standards. We seek to ensure that providers in our networks are paid in a timely manner, and we provide means and procedures for claims adjustments and dispute resolution. We also provide a dedicated service center for our providers. We seek to maintain broad provider networks to ensure member choice while implementing effective management programs designed to improve the quality of care received by our members.

        We promote the use of electronic claims billing to our providers. Approximately 90% of claims are submitted electronically through our fully automated claims processing system, and our "first-pass rate", or the rate at which a claim is approved for payment after the first time it is processed by our system without human intervention, for physician claims has averaged over 90% for the last two years.

        In the Reform sector, we have a network of Independent Practice Associations (IPAs) which provide managed care services to our Reform beneficiaries in exchange for a capitation fee. The IPA assumes the costs of certain primary care services provided and referred by its primary care physicians (PCPs), including procedures and in-patient services not related to risks assumed by us. We retain the risk associated with services provided to beneficiaries under this arrangement, such as: neonatal, obstetrical, AIDS, cancer, cardiovascular and dental services, among others.

        We believe that physicians and other providers primarily consider member volume, reimbursement rates, timeliness of reimbursement and administrative service capabilities along with the "non-hassle" factor or reduction of non-value added administrative tasks when deciding whether to contract with a managed care plan. As a result of our established position in the Puerto Rican market, the strength of the Triple-S name and our association with the BCBSA, we believe we have strong relationships with hospital and provider networks leading to a strong competitive position in terms of hospital count, number of providers and number of in-network specialists.

        Hospitals.    We generally contract for hospital services to be paid on an all-inclusive per diem basis, which includes all services necessary during a hospital stay. Negotiated rates vary among hospitals based on the complexity of services provided. We annually evaluate these rates and revise them, if appropriate.

        Physicians.    Fee-for-service is our predominant reimbursement methodology for physicians, except for the Reform sector. Our physician rate schedules applicable to services provided by in-network physicians are pegged to a resource-based relative value system fee schedule and then adjusted for competitive rates in the market. This structure is similar to reimbursement methodologies developed and used by the federal Medicare system and other major payers. Payments to physicians under the Medicare Advantage program are based on Medicare fees. In the Reform sector, we make payments to certain of our providers in the form of capitation-based reimbursement.

        Services are provided to our members through our network providers with whom we contract directly. Members seeking medical treatment outside of Puerto Rico are served by providers in these areas through the BlueCard program, a third-party national provider network.

        Subcontracting.    We subcontract our triage call center, utilization management and disease management, mental and substance abuse health services for federal government employees and other large ASO accounts, and pharmacy benefits management services through contracts with third parties.

        In addition, we contract with a number of other ancillary service providers, including laboratory service providers, home health agency providers and intermediate and long-term care providers, to provide access to a wide range of services. These providers are normally paid on either a fee schedule or fixed per day or per case basis.

Competition

        The insurance industry in Puerto Rico is highly competitive and is comprised of both local and foreign entities. The approval of the Gramm-Leach-Bliley Act of 1999, which applies to financial institutions domiciled in Puerto Rico, has opened the insurance market to new competition by allowing financial institutions such as banks to enter into the insurance business. At the moment, several banks in Puerto Rico have established subsidiaries that operate as insurance agencies.

  Managed Care

        The managed care industry is highly competitive, both nationally and in Puerto Rico. Competition continues to be intense due to aggressive marketing, business consolidations, a proliferation of new products and increased quality awareness and price sensitivity among customers. Industry participants compete for customers based on the ability to provide a total value proposition which we believe includes quality of service and flexibility of benefit designs, access to and quality of provider networks, brand recognition and reputation, price and financial stability.

        We believe that our competitive strengths, including our leading presence in Puerto Rico, our Blue Shield license, the size and quality of our provider network, the broad range of our product offerings, our strong complementary businesses and our experienced management team, position us well to satisfy these competitive requirements.

        Competitors in the managed care segment include national and local managed care plans. We currently have approximately 980,000 members enrolled in our managed care segment at September 30, 2007, representing approximately 25% of the population of Puerto Rico. Our market share in terms of premiums written in Puerto Rico was estimated at over 25% for the year ended December 31, 2006. We offer a variety of managed care products, and are the leader by market share in almost every sector, as measured by the share of premiums written. Our nearest competitor is Medical Card Systems Inc., which had a market share of approximately 22% for the year ended December 31, 2006.

Our other largest competitors in the managed care segment are Aveta Inc. (or MMM Healthcare) and Humana Inc.

  Life Insurance

        As a result of the GA Life acquisition, we are the leading provider of life insurance products in Puerto Rico. In the life insurance segment, we are the only life insurance company that distributes our products through home service. However, we face competition in each of our product lines, in particular from Cooperativa de Seguros de Vida de Puerto Rico and National Life Insurance Company. In the ordinary life sector, our main competitors are National Life Insurance Company and Americo Financial Life and Annuity Insurance Company. In group life insurance, our main competitors are Hartford Life, Inc., Universal Life Insurance Company and Metropolitan Life Insurance Company. In the cancer sector, our main competitors are National Life Insurance Company, Trans-Oceanic Life Insurance Company, Universal Life Insurance Company and American Family Insurance.

  Property & Casualty Insurance

        The property and casualty insurance market in Puerto Rico is extremely competitive. In addition, soft market conditions prevailed during 2006 in Puerto Rico. In the local market, such conditions mostly affected commercial risks, precluding rate increases and even provoking lower premiums on both renewals and new business. Property and casualty insurance companies tend to compete for the same accounts through more favorable price and/or policy terms and better quality of services. We compete by reasonably pricing our products and providing efficient services to producers, agents and clients. We believe that our knowledgeable, experienced personnel are also an incentive for our customers to conduct business with us.

        In 2006, we were the fourth largest property and casualty insurance company in Puerto Rico, as measured by direct premiums, with a market share of approximately 9%. Our nearest competitors in the property and casualty insurance market in Puerto Rico in 2006 were National Insurance Company and Integrand Assurance Company. The market leaders in the property and casualty insurance market in Puerto Rico in 2006 were Universal Insurance Group, Cooperativa de Seguros Múltiples de Puerto Rico and MAPFRE Corporation.

Blue Shield License

        We have the exclusive right to use the Blue Shield name and mark for the sale, marketing and administration of managed care plans and related services in Puerto Rico. We believe that the Blue Shield name and mark are valuable brands of our products and services in the marketplace. The license agreements, which have a perpetual term (but which are subject to termination under circumstances described below), contain certain requirements and restrictions regarding our operations and our use of the Blue Shield name and mark.

        Upon the occurrence of any event causing the termination of our license agreements, we would cease to have the right to use the Blue Shield name and mark in Puerto Rico. We also would no longer have access to the BCBSA networks of providers and BlueCard Program. We would expect to lose a significant portion of our membership if we lose these licenses. Loss of these licenses could significantly harm our ability to compete in our markets and could require payment of a significant fee to the BCBSA. Furthermore, if our licenses were terminated, the BCBSA would be free to issue a new license to use the Blue Shield name and marks in Puerto Rico to another entity, which would have a material adverse affect on our business, financial condition and results of operations. See "Risk Factors—The termination or modification of our license agreements to use the Blue Shield name and mark could have an adverse effect on our business, financial condition and results of operations".

        Events which could result in termination of our license agreements include, but are not limited to:

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  failure to maintain our total adjusted capital at 200% of Health Risk-Based Capital Authorized Control Level, as defined by the National Association of Insurance Commissioners (NAIC) Risk Based Capital (RBC) model act;

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  failure to maintain liquidity of greater than one month of underwritten claims and administrative expenses, as defined by the BCBSA, for two consecutive quarters;

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  failure to satisfy state-mandated statutory net worth requirements;

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  impending financial insolvency; and

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  a change of control not otherwise approved by the BCBSA or a violation of the BCBSA voting and ownership limitations on our capital stock.

        The BCBSA license agreements and membership standards specifically permit a licensee to operate as a for-profit, publicly-traded stock company, subject to certain governance and ownership requirements.

        Pursuant to our license agreements with BCBSA, at least 80% of the revenue that we earn from health care plans and related services in Puerto Rico, and at least 66.7% of the revenue that we earn from (or at least 66.7% of the enrollment for) health care plans and related services both in the United States and in Puerto Rico together, must be sold, marketed, administered, or underwritten through use of the Blue Shield name and mark. This may limit the extent to which we will be able to expand our health care operations, whether through acquisitions of existing managed care providers or otherwise, in areas where a holder of an exclusive right to the Blue Shield name and mark is already present. Currently, the Blue Shield name and mark is licensed to other entities in all markets in the continental United States, Hawaii, and Alaska.

        Pursuant to the rules and license standards of the BCBSA, we guarantee our subsidiaries' contractual and financial obligations to their respective customers. In addition, pursuant to the rules and license standards of the BCBSA, we have agreed to indemnify the BCBSA against any claims asserted against it resulting from our contractual and financial obligations.

        Each license requires an annual fee to be paid to the BCBSA. The fee is determined based on a per-contract charge from products using the Blue Shield name and mark. The annual BCBSA fee for the year 2007 is $926,631. During the years ended December 31, 2006 and, 2005, we paid fees to the BCBSA in the amount of $964,956 and $791,587, respectively. The BCBSA is a national trade association of 39 Blue Cross Blue Shield licensees (also known as "Member Plans"), the primary function of which is to promote and preserve the integrity of the Blue Cross Blue Shield names and marks, as well as to provide certain coordination among the Member Plans. Each Blue Cross Blue Shield Member Plan is an independent legal organization and is not responsible for obligations of other BCBSA Member Plans. With a few limited exceptions, we have no right to market products and services using the Blue Shield names and marks outside our Blue Shield licensed territory.

        We do not have the authority to use the Blue Cross name and marks in Puerto Rico.

        BlueCard.    Under the rules and license standards of the BCBSA, other Blue Cross Blue Shield Plans must make available their provider networks to members of the BlueCard program in a manner and scope as consistent as possible to what such member would be entitled to in his or her home region. Specifically, the Host Plan (located where the member receives the service) must pass on discounts to BlueCard members from other Plans that are at least as great as the discounts that the providers give to the Host Plan's local members. The BCBSA requires us to pay fees to any Host Blue Cross Blue Shield Plan whose providers submit claims for health care services rendered to our members who receive care in their service area. Similarly, we are paid fees for submitting claims and providing other services to members of other Blue Cross Blue Shield Plans who receive care in our service area.

Claim Liabilities

        We are required to estimate the ultimate amount of claims which have not been reported, or which have been received but not yet adjudicated, during any accounting period. These estimates, referred to as claim liabilities, are recorded as liabilities on our balance sheet.

        We estimate claim reserves in accordance with Actuarial Standards of Practice promulgated by the Actuarial Standards Board, the committee of the American Academy of Actuaries that establishes the professional guidelines and standards for actuaries to follow. A degree of judgment is involved in estimating reserves. We make assumptions regarding the propriety of using existing claims data as the basis for projecting future payments. For additional information regarding the calculation of claim liabilities, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Claim Liabilities".

Investments

        Our investment philosophy is to maintain a largely investment-grade fixed income portfolio, provide adequate liquidity for expected liability durations and other requirements, and maximize total return through active investment management.

        We evaluate the interest rate risk of our assets and liabilities regularly, as well as the appropriateness of investments relative to our internal investment guidelines. We operate within these guidelines by maintaining a diversified portfolio, both across and within asset classes.

        Investment decisions are centrally managed by investment professionals based on the guidelines established by management and approved by our finance committee. Our internal investment group is comprised of the CFO, an investment officer, a cash management officer and a treasury operations officer. The internal investment group uses an external investment consultant and manages our short-term investments, fixed income portfolio and equity securities of Puerto Rican corporations that are classified as available for sale. In addition, we use GE Asset Management, Lord Abbett and State Street Global Advisor as portfolio managers for our trading securities.

        The board of directors monitors and approves investment policies and procedures. The investment portfolio is managed following those policies and procedures, and any exception must be reported to our board of directors.

        For additional information on our investments, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk—Market Risk Exposure".

Trademarks

        We consider our trademarks of "Triple-S" and "SSS" very important and material to all segments in which we are engaged. In addition to these, other trademarks used by our subsidiaries that are considered important have been duly registered with the Department of State of Puerto Rico and the United States Patent and Trademark Office. It is our policy to register all our important and material trademarks in order to protect our rights under applicable corporate and intellectual property laws. In addition, we have the exclusive right to use the "Blue Shield" mark in Puerto Rico. See "—Blue Shield License".

Employees

        As of September 30, 2007, we had 2,278 full-time employees and 301 temporary employees. Our managed care subsidiary has a collective bargaining agreement with the Unión General de Trabajadores, which represents approximately 45% of our managed care subsidiary's 781 regular employees. The collective bargaining agreement expires on July 31, 2012. We consider our relations with employees to be good.

Properties

        We own a seven story (including the basement floor) building located at 1441 F.D. Roosevelt Avenue, in San Juan, Puerto Rico, and two adjacent buildings, as well as the adjoining parking lot. In addition, we own five floors of a fifteen-story building located at 1510 F.D. Roosevelt Avenue, in Guaynabo, Puerto Rico. The properties are subject to liens under our credit facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources".

        In addition to the properties described above, we or our subsidiaries are parties to operating leases that are entered into in the ordinary course of business.

        We believe that our facilities are in good condition and that the facilities, together with capital improvements and additions currently underway, are adequate to meet our operating needs for the foreseeable future. The need for expansion, upgrading and refurbishment of facilities is continually evaluated in order to keep facilities aligned with planned business growth and corporate strategy.

History and Corporate Information

        We have been owned since our inception in 1959 by doctors and dentists that are or were providers in our managed care networks. We were incorporated under the laws of Puerto Rico in January 1999 as part of a reorganization pursuant to which our current holding company structure was created. The purpose of the reorganization was to increase our flexibility, as holding companies are not insurance companies within the meaning of the Puerto Rico Insurance Code and are therefore generally not subject to the limitations applicable to insurance companies. Pursuant to the reorganization, shares of our predecessor managed care company Seguros de Servicios de Salud de Puerto Rico, Inc. (SSS) were exchanged for shares of a newly-created holding company, Triple-S Management Corporation (TSM), and SSS transferred the ownership of its wholly-owned subsidiaries and sold all of its real estate holdings to TSM. SSS was merged into Triple-S Salud, Inc., which subsequently changed its name to Triple-S, Inc. (TSI), our managed care subsidiary.

        In order to enhance our product offering, in the 1980s we commenced property and casualty insurance operations through the establishment of our subsidiary Seguros de Vida Triple-S (STS) and life insurance operations through the establishment of our former subsidiary Seguros de Vida Triple-S, which was merged into GA Life in June 2006. These lines of business have grown to become significant market participants in Puerto Rico.

        From 1979 until 2002, our managed care subsidiary and its predecessor companies were exempt from Puerto Rico income taxes pursuant to a ruling issued by the Department of the Treasury of Puerto Rico (the Department of Treasury). On July 31, 2003, we and our managed care subsidiary executed a closing agreement with the Department of Treasury which terminated our managed care subsidiary's tax exemption effective December 31, 2002. Accordingly, effective January 1, 2003 our managed care subsidiary became subject to Puerto Rico income taxes. The termination was the result of a new public policy of the Department of Treasury which provided that entities organized as for-profit corporations, such as our managed care subsidiary, were no longer entitled to the tax exemptions under the Puerto Rico tax code.

        Pursuant to the closing agreement, we agreed to pay taxes in respect of our managed care subsidiary's accumulated statutory net income since 1979.

        The tax exemption ruling contained a prohibition on declaring dividends. Accordingly, until December 31, 2002, the amount of our net income available for distribution to shareholders had excluded amounts derived from our managed care subsidiary's results of operations. Following the termination of the tax exemption effective December 31, 2002, the earnings of our managed care subsidiary became available for distribution to our shareholders and in 2007 and 2006, the board declared and paid cash dividends in the aggregate amount of $2.5 and $6.2 million, respectively. Prior to the January 2006 dividend, we had not declared or distributed any dividends on our common stock since our inception in 1959.

History of Puerto Rico

        Puerto Rico, the fourth largest of the Caribbean islands, is located approximately 1,600 miles southeast of New York. The population of Puerto Rico was approximately 3.9 million in 2005, as estimated by the U.S. Census Bureau. The San Juan metropolitan area, Puerto Rico's principal economic hub which includes the municipalities surrounding San Juan, had a population of approximately 1.5 million in 2005.

        Puerto Rico came under United States sovereignty pursuant to the Treaty of Paris in 1898. Puerto Ricans have been citizens of the United States since 1917. The United States and Puerto Rico share a common defense, market, and currency. Puerto Rico exercises virtually the same control over its internal affairs as do the 50 states. It differs from the states, however, in its relationship with the federal government. The people of Puerto Rico are citizens of the United States but may not vote in national elections. They are represented in Congress by a Resident Commissioner who has a voice in the House of Representatives but no vote. Most federal taxes, except those such as Social Security taxes which are imposed by mutual consent, are not levied in Puerto Rico. No federal income tax is collected from Puerto Rico residents on income earned in Puerto Rico, except for certain federal government employees who are subject to taxes on their salaries.

        The Constitution of Puerto Rico provides for the separation of powers of the executive, legislative, and judicial branches of government. The Governor is elected every four years. The Legislative Assembly consists of a Senate and a House of Representatives, the members of which are elected for four-year terms. The highest court within the local jurisdiction is the Supreme Court of Puerto Rico. Puerto Rico constitutes a District in the Federal Judiciary and has its own United States District Court. Decisions of this court may be appealed to the United States Court of Appeals for the First Circuit and from there to the Supreme Court of the United States.

Legal Proceedings

        Various litigation claims and assessments against us have arisen in the ordinary course of business, including but not limited to, our activities as an insurer and employer. Furthermore, the Commissioner of Insurance, as well other federal and government of Puerto Rico authorities, regularly make inquiries and conduct audits concerning our compliance with applicable insurance and other laws and regulations.

        Management believes, based on the opinion of legal counsel, that the aggregate liabilities, if any, arising from such claims, assessments, audits and lawsuits would not have a material adverse effect on our consolidated financial position or results of operations. However, given the inherent unpredictability of these matters, it is possible that an adverse outcome in certain matters could have a material adverse effect on our operating results and/or cash flows. Where our management believes that a loss is both probable and estimable, such amounts have been recorded. In other cases, it is at least reasonably possible that we may incur a loss related to one or more of the mentioned pending lawsuits or investigations, but we are unable to estimate the range of possible loss which may be ultimately realized, either individually or in the aggregate, upon their resolution.

        Additionally, we may face various potential litigation claims that have not to date been asserted, including claims from persons purporting to have contractual rights to acquire shares of the Corporation on favorable terms or to have inherited such shares notwithstanding applicable transfer and ownership restrictions. See "Risk Factors—Risks Relating to Our Capital Stock".

  Sánchez Litigation

        On September 4, 2003, José Sánchez and others filed a putative class action complaint against us, present and former directors of the board of directors and our managed care subsidiary, and others, in the United States District Court for the District of Puerto Rico, alleging violations under the Racketeer Influenced and Corrupt Organizations Act (RICO). The class action complaint, which was amended on March 24, 2005, seeks damages in excess of $40 million. The plaintiffs purport to represent, among others, providers of medical products and services covered under policies issued or administered by the defendants, as well as the subscribers to those policies. Among other allegations, the suit alleges a scheme to defraud the plaintiffs by acquiring control of our managed care subsidiary through illegally capitalizing our managed care subsidiary and later converting it to a for profit corporation and depriving the shareholders of their ownership rights. The plaintiffs base their allegations on the alleged decisions of our managed care subsidiary's board of directors and shareholders, purportedly made in 1979, to operate with certain restrictions in order to turn our managed care subsidiary into a charitable corporation. On May 4, 2006, the Court issued an Opinion and Order awarding summary judgment in favor of all the defendants, thereby dismissing the case. Plaintiffs filed a notice of appeal before the United States Court of Appeals for the First Circuit. On June 13, 2007, the First Circuit issued its Opinion confirming the summary judgment entered by the District Court. The plaintiffs did not move for any type of post-judgment relief before the Court of Appeals. On September 11, 2007, the plaintiffs filed a petition for certiorari with the U.S. Supreme Court, which was docketed on September 17, 2007. We filed an opposition to the petition for certiorari on October 17, 2007.

  Jordán et al Litigation

        On April 24, 2002, Octavio Jordán, Agripino Lugo, Ramón Vidal, and others filed a suit against the Corporation, TSI and others in the Court of First Instance for San Juan, Superior Section, alleging, among other things, violations by the defendants of provisions of the Puerto Rico Insurance Code, antitrust violations, unfair business practices, breach of contract with providers, and damages in the amount of $12.0 million. The plaintiffs also asserted that, in light of TSI's former tax-exempt status, the assets of TSI belong to a charitable trust held in the benefit of the people of Puerto Rico (the "charitable trust claim"). They also requested that we sell shares to them pursuant to a contract with TSI dated August 16, 1989 regarding the acquisition of shares. We believe that many of the allegations brought by the plaintiffs in this complaint have been resolved in favor of the Corporation and TSI in previous cases brought by the same plaintiffs in the United States District Court for the District of Puerto Rico and in the local courts. The defendants, including us and TSI, answered the complaint, filed a counterclaim and filed several motions to dismiss.

        On May 9, 2005, the plaintiffs amended the complaint to allege causes of action similar to those dismissed in the Sánchez case and to seek damages of approximately $207.0 million. Defendants moved to dismiss all claims in the amended complaint. Plaintiffs opposed the motions to dismiss and defendants filed corresponding replies. In 2006, the Court held several hearings concerning these dispositive motions and stayed all discovery until the motions were resolved.

        On January 19, 2007, the Court denied a motion by the plaintiffs to dismiss the defendants' counterclaim for malicious prosecution and abuse of process. The Court ordered plaintiffs to answer the counterclaim by February 20, 2007. Although they filed after the required date, plaintiffs filed an answer to the counterclaim.

        On February 7, 2007, the Court dismissed the charitable trust, RICO and violation of due process claims as to all of the plaintiffs. The tort, breach of contract and violation of the Puerto Rico corporations' law claims were dismissed only against certain of the physician plaintiffs. The Court allowed the count based on antitrust to proceed, and in reconsideration allowed the charitable trust and RICO claims to proceed. We appealed to the Puerto Rico Court of Appeals the denial of the motion to dismiss as to the antitrust allegations and the Court's decision to reconsider the claims previously dismissed.

        On May 30, 2007 the Puerto Rico Court of Appeals granted leave to replead the RICO and antitrust claims only to the physician plaintiffs, consistent with certain requirements set forth in its opinion, to allow the physician plaintiffs the opportunity to cure the deficiencies and flaws the Court found in plaintiffs allegations. The Court dismissed the charitable trust claim as to all plaintiffs, denying them the opportunity to replead that claim, and dismissed the RICO and antitrust claims as to the non-physician plaintiffs. Also, the Court of Appeals granted leave to replead a derivative claim capacity on behalf of the Corporation to the lone shareholder plaintiff. The plaintiffs moved for the reconsideration of this judgment. On July 18, 2007 the Court of Appeals denied the plaintiffs motion for reconsideration, which has granted plaintiffs leave to replead certain matters. On August 17, 2007, plaintiffs filed a petition for certiorari by the Puerto Rico Supreme Court, which we opposed on August 27, 2007. On October 16, 2007, the plaintiffs filed an Urgent Motion for acceptance of their petition for certiorari in light of the allegations of improper political contributions made with the Corporation's funds by our former CEO, Miguel Vázquez Deynes, while in office. We do not believe that the alleged activity referenced by Mr. Vázquez Deynes relates to the claims asserted in this case by plaintiffs or to legal issues presented in the petition for certiorari. We opposed the Urgent Motion on October 30, 2007. The plaintiffs' petition for certiorari was denied by the Puerto Rico Supreme Court on November 9, 2007.

  Thomas Litigation

        On May 22, 2003, a putative class action suit was filed by Kenneth A. Thomas, M.D. and Michael Kutell, M.D., on behalf of themselves and all others similarly situated and the Connecticut State Medical Society against BCBSA and substantially all of the other Blue Cross and Blue Shield plans in the United States, including our managed care subsidiary. The case is pending before the U.S. District Court for the Southern District of Florida, Miami District.

        The individual plaintiffs bring this action on behalf of themselves and a class of similarly situated physicians seeking redress for alleged illegal acts of the defendants, which they allege have resulted in a loss of their property and a detriment to their business, and for declaratory and injunctive relief to end those practices and prevent further losses. Plaintiffs alleged that the defendants, on their own and as part of a common scheme, systematically deny, delay and diminish the payments due to doctors so that they are not paid in a timely manner for the covered, medically necessary services they render.

        The class action complaint alleges that the health care plans are the agents of BCBSA licensed entities, and as such have committed the acts alleged above and acted within the scope of their agency, with the consent, permission, authorization and knowledge of the others, and in furtherance of both their interest and the interests of other defendants.

        Management believes that our managed care subsidiary was brought to this litigation for the sole reason of being associated with the BCBSA. However, on June 18, 2004 the plaintiffs moved to amend the complaint to include the Colegio de Médicos y Cirujanos de Puerto Rico (a compulsory association grouping all physicians in Puerto Rico), Marissel Velázquez, M.D., President of the Colegio de Médicos y Cirujanos de Puerto Rico, and Andrés Meléndez, M.D., as plaintiffs against our managed care subsidiary. Later Marissel Velázquez, M.D. voluntarily dismissed her complaint against our managed care subsidiary.

        Our managed care subsidiary, along with the other defendants, moved to dismiss the complaint on multiple grounds, including but not limited to arbitration and applicability of the McCarran Ferguson Act.

        The parties have been ordered to engage in mediation by the District Court, and twenty four plans, including our managed care subsidiary, are actively participating in the mediation efforts. The mediation resulted in the creation of a Settlement Agreement that was filed with the Court on April 27, 2007, and on May 31, 2007, the District Court preliminarily approved the Settlement Agreement. We have recorded an accrual for the estimated settlement, which is included within the accounts payable and accrued liabilities in our unaudited consolidated financial statements as of and for the nine months ended September 30, 2007. A final approval hearing for the Settlement Agreement was held on November 14, 2007 but no order approving the settlement had been issued as of the date of this prospectus.

  Lens Litigation

        On October 23, 2007, Ivonne Houellemont, Ivonne M. Lens and Antonio A. Lens, heirs of Dr. Antonio Lens-Aresti, a former shareholder of TSI, filed a suit against TSI in the Court of First Instance for San Juan, Superior Section. The plaintiffs are seeking the return of 16 shares (prior to giving effect to the 3,000-for-one stock split) that were redeemed in 1996, a year after the death of Dr. Lens-Aresti, or compensation in the amount of $40,000 per share which they allege is a share's present value, alleging that they were fraudulently induced to submit the shares for redemption in 1996. At the time of Dr. Lens-Aresti's death, the bylaws of TSI would not have permitted the plaintiffs to inherit Dr. Lens-Aresti's shares, as those bylaws provided that in the event of a shareholder's death, shares could be redeemed at the price originally paid for them or could be transferred only to an heir who was either a doctor or dentist. The plaintiffs' complaint also states that they purport to represent as a class all heirs of the TSI's former shareholders whose shares were redeemed upon such shareholders' deaths. On October 31, 2007, the Corporation filed a motion to dismiss the claims as barred by the applicable statute of limitations.

  Colón Litigation

        On October 15, 2007, José L. Colón-Dueño, a former holder of one share of TSI predecessor stock, filed suit against TSI and the Commissioner of Insurance in the Court of First Instance for San Juan, Superior Section. Mr. Colón-Dueño owned one share of TSI predecessor stock that was redeemed in 1999 for its original purchase price pursuant to an order issued by the Commissioner of Insurance requiring the redemption of a total of 1,582 shares that had been previously sold by the company. The Company appealed this Commissioner of Insurance's order to the Puerto Rico Court of Appeals, which upheld that order by decision dated March 31, 2000. The plaintiff requests that the court direct TSI to return his share of stock and pay damages in excess of $500,000 and attorney's fees. TSI believes that this claim is meritless, as the validity of the share repurchase was decided by the Court of Appeals in 2000, and plans to vigorously contest this matter.

  Puerto Rico Center for Municipal Revenue Collection

        On March 1, 2006 and March 3, 2006, respectively, the Puerto Rico Center for Municipal Revenue Collection (CRIM) imposed a real property tax assessment of approximately $1.3 million and a personal property tax assessment of approximately $4.0 million upon TSI for the fiscal years 1992-1993 through 2002-2003, during which time TSI qualified as a tax-exempt entity under Puerto Rico law pursuant to rulings issued by the Puerto Rico tax authorities. In imposing the tax assessments, CRIM contends that because a for-profit corporation, such as TSI, is not entitled to such an exemption, the rulings recognizing the tax exemption that were issued should be revoked on a retroactive basis and property taxes should be applied to TSI for the period when it was exempt. On March 28, 2006 and

March 29, 2006, respectively, TSI challenged the real and personal property tax assessments in the Court of First Instance for San Juan, Superior Section. On October 29, 2007, the Court entered summary judgment for CRIM affirming the real property tax assessment of approximately $1.3 million. TSI filed a motion for reconsideration of the Court's summary judgment decision on November 14, 2007. The Court has not issued a decision with respect to the personal property tax assessment. Management believes that these municipal tax assessments are improper and currently expects to prevail in this litigation.

  Puerto Rico House of Representatives Investigation

        On October 25, 2007, the House of Representatives of the Legislative Assembly (the "House") of the Commonwealth of Puerto Rico approved a resolution ordering the House's Committee on Health to investigate TSI, our managed care subsidiary. The resolution states that TSI originally intended to operate as a not-for-profit entity in order to provide low-cost health insurance and improve the health services offered by certain government agencies. The resolution orders the Committee to investigate the effects of TSI's alleged failure to provide low-cost health insurance, among other obligations, and requires the Committee to prepare and submit a report to the House detailing its findings, conclusions and recommendations on or prior to sixty (60) days from the approval of the resolution. The Committee may refer any finding of wrongdoing to the Secretary of Justice of the Commonwealth for further investigation. We believe that TSI and its predecessor managed care companies have complied with such obligations in all material respects, but cannot predict the outcome of the proposed investigation and are currently unable to ascertain the impact these matters may have on our business, if any.

REGULATION

        The operations of our managed care business are subject to comprehensive and detailed regulation in Puerto Rico, as well as U.S. Federal regulation. Supervisory agencies include the Commissioner of Insurance, the Health Department of the Commonwealth of Puerto Rico and the Administration for Health Insurance of the Commonwealth of Puerto Rico (ASES, for its Spanish acronym), which administers the Reform program for the Commonwealth of Puerto Rico. Federal regulatory agencies that oversee our operations include CMS, the Office of the Inspector General of the U.S. Department of Health and Human Services, the Office for Civil Rights, the U.S. Department of Justice, and the Office of Personnel Management. These government agencies have the right to:

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  grant, suspend and revoke licenses to transact business;

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  regulate many aspects of the products and services we offer;

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  assess fines, penalties and/or sanctions;

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  monitor our solvency and adequacy of our financial reserves; and

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  regulate our investment activities on the basis of quality, diversification and other quantitative criteria, within the parameters of a list of permitted investments set forth in applicable insurance laws and regulations.

        Our operations and accounts are subject to examination and audits at regular intervals by these agencies. In addition, the U.S. Federal and local governments continue to consider and enact many legislative and regulatory proposals that have impacted, or would materially impact, various aspects of the health care system. Some of the more significant current issues that may affect our managed care business include:

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  initiatives to increase healthcare regulation, including efforts to expand the tort liability of health plans;

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  local government plans and initiatives;

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  Reform and Medicare reform legislation; and

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  increased government concerns regarding fraud and abuse.

        The U.S. Congress is continuing to develop legislation efforts directed toward patient protection, including proposed laws that could expose insurance companies to economic damages, and in some cases punitive damages, for making a determination denying benefits or for delaying members' receipt of benefits as well as for other coverage determinations. Similar legislation has been proposed in Puerto Rico. Given the political process, it is not possible to determine whether any federal and/or local legislation or regulation will be enacted in 2007 or what form any such legislation might take. Other legislative or regulatory changes that may affect us are described below. While certain of these measures could adversely affect us, at this time we cannot predict the extent of this impact.

        The Federal government and the government of Puerto Rico, including the Commissioner of Insurance, have adopted laws and regulations that govern our business activities in various ways. These laws and regulations may restrict how we conduct our business and may result in additional burdens and costs to us. Areas of governmental regulation include:

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  licensure;

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  policy forms, including plan design and disclosures;

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  premium rates and rating methodologies;

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  underwriting rules and procedures;

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  benefit mandates;

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  eligibility requirements;

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  security of electronically transmitted individually identifiable health information;

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  geographic service areas;

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  market conduct;

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  utilization review;

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  payment of claims, including timeliness and accuracy of in rates paid to providers of care; payment;

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  special rules in contracts to administer government programs;

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  transactions with affiliated entities;

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  limitations on the ability to pay dividends;

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  rates of payment to providers of care;

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  transactions resulting in a change of control;

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  member rights and responsibilities;

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  fraud and abuse;

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  sales and marketing activities;

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  quality assurance procedures;

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  privacy of medical and other information and permitted disclosures;

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  rates of payment to providers of care;

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  surcharges on payments to providers;

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  provider contract forms;

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  delegation of financial risk and other financial arrangements

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  agent licensing;

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  financial condition (including reserves);

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  reinsurance;

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  issuance of new shares of capital stock;

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  corporate governance; and

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  permissible investments.

        These laws and regulations are subject to amendments and changing interpretations in each jurisdiction. Failure to comply with existing or future laws and regulations could materially and adversely affect our operations, financial condition and prospects.

Puerto Rico Insurance Laws

        Our insurance subsidiaries are subject to the regulations and supervision of the Commissioner of Insurance. The regulations and supervision of the Commissioner of Insurance consist primarily of the approval of certain policy forms, the standards of solvency that must be met and maintained by insurers and their agents, and the nature of and limitations on investments, deposits of securities for the benefit of policyholders, methods of accounting, periodic examinations and the form and content of reports of financial condition required to be filed, among others. In general, such regulations are for the protection of policyholders rather than security holders.

        Puerto Rico insurance laws prohibit any person from offering to purchase or sell voting stock of an insurance company with capital contributed by shareholders (a stock insurer) which constitutes 10% or more of the total issued and outstanding stock of such company or of the total issued and outstanding stock of a company that controls an insurance company, without the prior approval of the Commissioner of Insurance. The proposed purchaser or seller must disclose any changes proposed to be made to the administration of the insurance company and provide the Commissioner of Insurance with any information reasonably requested. The Commissioner of Insurance must make a determination within 30 days of the later of receipt of the petition or of additional information requested. The determination of the Commissioner of Insurance will be based on its evaluation of the transaction's effect on the public, having regard to the experience and moral and financial responsibility of the proposed purchaser, whether such responsibility of the proposed purchaser will affect the effectiveness of the insurance company's operations and whether the change of control could jeopardize the interests of insureds, claimants or the company's other shareholders. Our articles prohibit any institutional investor from owning 10% or more of our voting power, any person that is not an institutional investor from owning 5% or more of our voting power, and any person from beneficially owning shares of our common stock or other equity securities, or a combination thereof, representing a 20% or more ownership interest in us. To the extent that a person, including an institutional investor, acquires shares in excess of these limits, our articles provide that we will have the power to take certain actions, including refusing to give effect to a transfer or instituting proceedings to enjoin or rescind a transfer, in order to avoid a violation of the ownership limitation in the articles.

        Puerto Rico insurance laws also require that stock insurers obtain the Commissioner of Insurance's approval prior to any merger or consolidation. The Commissioner of Insurance cannot approve any such transaction unless it determines that such transaction is just, equitable, consistent with the law and no reasonable objection exists. The merger or consolidation must then be authorized by a duly approved resolution of the board of directors and ratified by the affirmative vote of two-thirds of all issued and outstanding shares of capital stock with the right to vote thereon. The reinsurance of all or substantially all of the insurance of an insurance company by another insurance company is also deemed to be a merger or consolidation.

        Puerto Rico insurance laws further prohibit insurance companies and insurance holding companies, among other entities, from soliciting or receiving funds in exchange for any new issuance of its securities, other than through a stock dividend, unless the Commissioner of Insurance has granted a solicitation permit in respect of such transaction. The Commissioner of Insurance will issue the permit unless it finds that the funds proposed to be secured are excessive for the purpose intended, the proposed securities and their distribution would be inequitable, or the issuance of the securities would jeopardize the interests of policyholders or securityholders.

        Puerto Rico insurance laws also limit insurance companies' ability to reinsure risk. Insurance companies can only accept reinsurance in respect of the types of insurance which they are authorized to transact directly. Also, except for life insurance, insurance companies cannot accept any reinsurance in respect of any risk resident, located, or to be performed in Puerto Rico which was insured as direct insurance by an insurance company not then authorized to transact such insurance in Puerto Rico. As a result, insurance companies can only reinsure their risks with insurance companies in Puerto Rico authorized to transact the same type of insurance or with a foreign insurance company that has been approved by the Commissioner of Insurance. Insurance companies cannot reinsure 75% or more of their direct risk with respect to any type of insurance without first obtaining the approval of the Commissioner of Insurance.

Privacy of Financial and Health Information

        Puerto Rico law requires that managed care providers maintain the confidentiality of financial and health information. The Commissioner of Insurance has promulgated regulations relating to the privacy of financial information and individually identifiable health information. Managed care providers must periodically inform their clients of their privacy policies and allow such clients to opt-out if they do not want their financial information to be shared. However, the regulations related to the privacy of health information do not apply to managed care providers, such as us, who comply with the provisions of HIPAA. Also, Puerto Rico law requires that managed care providers provide patients with access to their health information within a specified time and that they not charge more than a predetermined amount for such access. The law imposes various sanctions on managed care providers that fail to comply with these provisions.

Managed Care Provider Services

        Puerto Rico law requires that managed care providers cover and provide specific services to their subscribers. Such services include access to a provider network that guarantees emergency and specialized services. In addition, the Office of the Solicitor for the Beneficiaries of the Reform is authorized to review and supervise the operations of entities contracted by the Commonwealth of Puerto Rico to provide services under the Reform. The Solicitor may investigate and adjudicate claims filed by beneficiaries of the Reform against the various service providers contracted by the Commonwealth of Puerto Rico. See "Business—Customers—Medicare Supplement—Reform Sector" for more information.

Capital and Reserve Requirements

        In addition to the capital and reserve requirements set forth below, the Commissioner of Insurance requires our managed care subsidiary to maintain minimum capital of $1.0 million, our life insurance subsidiary to maintain minimum capital of $2.5 million and our property and casualty insurance subsidiary to maintain minimum capital of $3.0 million. In addition, our managed care subsidiary is subject to the capital and surplus licensure requirements of the BCBSA.

        The capital and surplus requirement of the BCBSA are based on the National Association of Insurance Commissioners' (NAIC) RBC Model Act. These capital and surplus requirements are intended to assess the capital adequacy of life and accident and health insurers, taking into account the risk characteristics of an insurer's investments and products. The RBC Model Act set forth the formula for calculating the risk-based capital requirements, which are designed to take into account risks, insurance risks, interest rate risks and other relevant risks with respect to an individual insurance company's business.

        The RBC Model Act requires increasing degrees of regulatory oversight and intervention as an insurance company's risk-based capital declines. The level of regulatory oversight ranges from requiring the insurance company to inform and obtain approval from the domiciliary insurance commissioner of a comprehensive financial plan for increasing its risk-based capital to mandatory regulatory intervention requiring an insurance company to be placed under regulatory control, in rehabilitation or liquidation proceeding. The RBC Model Act provides for four different levels of regulatory attention depending on the ratio of the company's total adjusted capital (defined as the total of its statutory capital, surplus, asset valuation reserve and dividend liability) to its risk-based capital. The "company action level" is triggered if a company's total adjusted capital is less than 200% but greater than or equal to 150% of its risk-based capital. At the company action level, a company must submit a comprehensive plan to the regulatory authority which discusses proposed corrective actions to improve its capital position. A company whose total adjusted capital is between 250% and 200% of its risk-based capital is subject to a trend test. The trend test calculates the greater of any decrease in the margin (i.e., the amount in dollars by which a company's adjusted capital exceeds it risk-based capital) between the current year and the prior year and between the current year and the average of the past three years, and assumes that the decrease could occur again in the coming year. If a similar decrease in margin in the coming year would result in a risk-based capital ratio of less than 190%, then company action level regulatory action will occur.

        The "regulatory action level" is triggered if a company's total adjusted capital is less than 150% but greater than or equal to 100% of its risk-based capital. At the regulatory action level, the regulatory authority will perform a special examination of the company and issue an order specifying corrective actions that must be followed. The "authorized control level" is triggered if a company's total adjusted capital is less than 100% but greater than or equal to 70% of its risk-based capital, at which level the regulatory authority may take any action it deems necessary, including placing the company under regulatory control. The "mandatory control level" is triggered if a company's total adjusted capital is less than 70% of its risk-based capital, at which level the regulatory authority must place the company under its control.

        We and our insurance subsidiaries currently meet the minimum capital requirements of the Commissioner of Insurance and the BCBSA, as applicable. Regulation of financial reserves for insurance companies and their holding companies is a frequent topic of legislative and regulatory scrutiny and proposals for change. It is possible that the method of measuring the adequacy of our financial reserves could change and that could affect our financial condition.

        Natural disasters have affected Puerto Rico greatly over the past 10 years and have prompted the local government to mandate property and casualty insurance reserves. In addition to its catastrophic reinsurance coverage, we are required by local regulatory authorities to establish and maintain a trust fund (the Trust) to protect us from our dual exposure to hurricanes and earthquakes. The Trust is intended to be used as our first layer of catastrophe protection whenever qualifying catastrophic losses exceed 5% of catastrophe premiums or when authorized by the Commissioner of Insurance. Contributions to the Trust are determined by a rate (1% in 2006 and 2005), imposed by the Commissioner of Insurance on the catastrophe premiums written in that year. As of September 30, 2007 and and December 31, 2006, we had $28.0 million and $26.5 million, respectively, invested in securities deposited in the Trust. The income generated by investment securities deposited in the Trust becomes part of the Trust fund balance. For additional details see note 19 of the audited consolidated financial statements.

Dividend Restrictions

        Puerto Rico insurance laws also restrict insurance companies' ability to pay dividends, as they provide that such companies can only pay cash dividends from their available surplus funds derived from realized net profits and cannot pay dividends with funds derived from loans. Any violation of these provisions would subject us to a penalty under these laws.

        Puerto Rico insurance laws are not directly applicable to us, as a holding company, since we are not an insurance company. However, we, together with our insurance subsidiaries, are subject to the provisions of the General Corporation Law of Puerto Rico (PRGCL), which contains certain restrictions on the declaration and payment of dividends by corporations organized pursuant to the laws of Puerto Rico. These provisions provide that Puerto Rico corporations may only declare dividends charged to their surplus or, in the absence of such surplus, net profits of the fiscal year in which the dividend is declared and/or the preceding fiscal year. The PRGCL also contains provisions regarding the declaration and payment of dividends and directors' liability for illegal payments.

Guaranty Fund Assessments

        We are required by Puerto Rico law and by the BCBSA guidelines to participate in certain guarantee associations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Other Contingencies—Guarantee Association" for additional information.

Federal Regulation

  The Medicare Program and Medicare Advantage

        Medicare is the health insurance program for retired United States citizens aged 65 and older, qualifying disabled persons, and persons suffering from end-stage renal disease. Medicare is funded by the federal government and administered by CMS.

        The Medicare program, created in 1965, offers both hospital insurance, known as Medicare Part A, and medical insurance, known as Medicare Part B. In general, Medicare Part A covers hospital care and some nursing home, hospice and home care. Although there is no monthly premium for Medicare

Part A, beneficiaries are responsible for significant deductibles and co-payments. All United States citizens eligible for Medicare are automatically enrolled in Medicare Part A when they turn 65. Enrollment in Medicare Part B is voluntary. In general, Medicare Part B covers outpatient hospital care, physician services, laboratory services, durable medical equipment, and some other preventive tests and services. Beneficiaries that enroll in Medicare Part B pay a monthly premium that is usually withheld from their Social Security checks. Medicare Part B generally pays 80% of the cost of services and beneficiaries pay the remaining 20% after the beneficiary has satisfied a $131 deductible. To fill the gaps in traditional fee-for-service Medicare coverage, individuals often purchase Medicare supplement products, commonly known as "Medigap", to cover deductibles, co-payments, and coinsurance.

        Initially, Medicare was offered only on a fee-for-service basis. Under the Medicare fee-for-service payment system, an individual can choose any licensed physician and use the services of any hospital, healthcare provider, or facility certified by Medicare. CMS reimburses providers if Medicare covers the service and CMS considers it "medically necessary". There is currently no fee-for-service coverage for certain preventive services, including annual physicals and well visits, eyeglasses, hearing aids, dentures and most dental services.

        As an alternative to the traditional fee-for-service Medicare program, in geographic areas where a managed care plan has contracted with CMS pursuant to the Medicare Advantage program, Medicare beneficiaries may choose to receive benefits from a managed care plan. The current Medicare managed care program was established in 1997 when Congress created a Medicare Part C, formerly known as Medicare+Choice and now known as Medicare Advantage. Pursuant to Medicare Part C, Medicare Advantage plans contract with CMS to provide benefits at least comparable to those offered under the traditional fee-for-service Medicare program in exchange for a fixed monthly premium payment per member from CMS. The monthly premium varies based on the county in which the member resides, as adjusted to reflect the member's demographics and the plans' risk scores. Individuals who elect to participate in the Medicare Advantage program often receive greater benefits than traditional fee-for-service Medicare beneficiaries including, in some Medicare Advantage plans including ours, additional preventive services, and dental and vision benefits. Medicare Advantage plans typically have lower deductibles and co-payments than traditional fee-for-service Medicare, and plan members do not need to purchase supplemental Medigap policies. In exchange for these enhanced benefits, members are generally required to use only the services and provider network provided by the Medicare Advantage plan. Most Medicare Advantage plans have no additional premiums. In some geographic areas, however, and for plans with open access to providers, members may be required to pay a monthly premium.

        Prior to 1997, CMS reimbursed health plans participating in the Medicare program primarily on the basis of the demographic data of the plans' members. One of CMS's primary directives in establishing the Medicare+Choice program was to make it more attractive to managed care plans to enroll members with higher intensity illnesses. To accomplish this, CMS implemented a risk adjustment payment system for Medicare health plans pursuant to the Balanced Budget Act of 1997 (BBA). This payment system was further modified pursuant to the Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000 (BIPA). CMS is phasing in this risk adjustment payment methodology with a model that bases a portion of the total CMS reimbursement payments on various clinical and demographic factors including hospital inpatient diagnoses, additional diagnosis data from ambulatory treatment settings, hospital outpatient department and physician visits, gender, age and Medicaid eligibility. CMS requires that all managed care companies capture, collect and submit the necessary diagnosis code information to CMS twice a year for reconciliation with CMS's internal database. Under this system, the risk adjusted portion of the total CMS payment to the Medicare Advantage plans will equal the local rate set forth in the traditional demographic rate book, adjusted to reflect the plan's average gender, age, and disability demographics. During 2003, risk adjusted payments accounted for only 10% of Medicare health plan payments, with the remaining 90% being reimbursed in accordance with the traditional demographic rate book. The portion of risk adjusted payments was increased to 30% in 2004, 50%, in 2005 and 75% in 2006, and has increased to 100% in 2007.

  The 2003 Medicare Modernization Act

        Overview.    In December 2003, Congress passed the Medicare Prescription Drug, Improvement and Modernization Act, which is known as the Medicare Modernization Act (MMA). The MMA increased the amounts payable to Medicare Advantage plans such as ours, expanded Medicare beneficiary healthcare options by, among other things, creating a transitional temporary prescription drug discount card program for 2004 and 2005 and added a Medicare Part D prescription drug benefit beginning in 2006. In 2007, we reaffirmed our commitment to Medicare beneficiaries by again offering the Part D prescription drug benefit as further described below.

        One of the goals of the MMA was to reduce the costs of the Medicare program by increasing participation in the Medicare Advantage program. Effective January 1, 2004, the MMA adjusted Medicare Advantage statutory payment rates to 100% of Medicare's expected cost per beneficiary under the traditional fee-for-service program. Generally, this adjustment resulted in an increase in payments per member to Medicare Advantage plans. Medicare Advantage plans are required to use these increased payments to improve the healthcare benefits that are offered, to reduce premiums or to strengthen provider networks. The reforms proposed by the MMA, including in particular the increased reimbursement rates to Medicare Advantage plans, have allowed and will continue to allow Medicare Advantage plans to offer more comprehensive and attractive benefits, including better preventive care and dental and vision benefits, while also reducing out-of-pocket expenses for beneficiaries.

        Prescription Drug Benefit.    As part of the MMA, every Medicare recipient is able to select a prescription drug plan through Medicare Part D. Medicare Part D replaced the Medicaid Prescription Drug Coverage for beneficiaries eligible for participation under both the Medicare and Medicaid programs, or dual-eligibles. The Medicare Part D prescription drug benefit is largely subsidized by the federal government and is additionally supported by risk-sharing with the federal government through risk corridors designed to limit the profits or losses of the drug plans and reinsurance for catastrophic drug costs, as described below. The government subsidy is based on the national weighted average monthly bid for this coverage, adjusted for member demographics and risk factor payments. The beneficiary will be responsible for the difference between the government subsidy and his or her plan's bid, together with the amount of his or her plan's supplemental premium (before rebate allocations), subject to the co-pays, deductibles and late enrollment penalties, if applicable, described below. Additional subsidies are provided for dual-eligible beneficiaries and specified low-income beneficiaries.

        The Medicare Part D benefits are available to Medicare Advantage plan enrollees as well as Medicare fee-for-service enrollees. Medicare Advantage plan enrollees who elect to participate may pay a monthly premium for this Medicare Part D prescription drug benefit (MA-PD) while fee-for-service beneficiaries will be able to purchase a stand-alone prescription drug plan (PDP) from a list of CMS-approved PDPs available in their area. Any Medicare Advantage Member enrolling in a stand-alone PDP, however, will automatically be disenrolled from the Medicare Advantage plan altogether, thereby resuming traditional fee-for-service Medicare. Under the standard Part D drug coverage for 2007, beneficiaries enrolled in a stand-alone PDP will pay a $265 deductible, co-insurance payments equal to 25% of the drug costs between $265 and the initial annual coverage limit of $2,400 and all drug costs between $2,400 and $5,451.25, which is commonly referred to as the Part D "doughnut hole". After the beneficiary has incurred $3,850 in out-of-pocket drug expenses, the MMA provides catastrophic stop loss coverage that will cover approximately 95% of the beneficiaries' remaining out-of-pocket drug costs for that year. MA-PDs are not required to mirror these limits, but are required to provide, at a minimum, coverage that is actuarially equivalent to the standard drug coverage delineated in the MMA. The deductible, co-pay and coverage amounts will be adjusted by CMS on an annual basis. Each Medicare Advantage plan will be required to offer a Part D drug prescription plan as part of its benefits. We currently offer prescription drug benefits through our Medicare Advantage plans and also offer a stand-alone PDP. Among the options in Medicare Advantage, we offer two MA-PD plans with no initial deductible, one of which has generic coverage with a $5 co-payment during the "doughnut hole" period. On the PDP side, we currently offer three plans, two of which have no initial deductible and one of which has generic coverage with a $5 co-payment during the "doughnut hole" period.

        CMS recently approved our plans for 2008. Our MA-PD coverage will offer two plans which will have generic coverage with a $5 co-payment during the "doughnut hole" period, while our PDP plans for 2008 will have the same options as in 2007. The CMS standard Part D drug coverage for 2008 will have a $275 initial deductible. Its initial coverage limit will increase from $2,400 to $2,510 and the amount of out-of-pocket expenses at which stop loss coverage will begin will increase from $3,850 to $4,050.

        Dual-Eligible Beneficiaries. A "dual-eligible" beneficiary is a person who is eligible for both Medicare, because of age or other qualifying status, and Reform, because of economic status. Health plans that serve dual-eligible beneficiaries receive a higher premium from CMS and the government of Puerto Rico for dual-eligible members. Currently, CMS pays an additional premium, generally ranging from 30% to 45% more per member per month, for a dually-eligible beneficiary. This additional premium is based upon the estimated incremental cost CMS incurs, on average, to care for dual-eligible beneficiaries. The government of Puerto Rico has implemented a plan to allow dual-eligibles enrolled in the Reform to move from the Reform program to a Medicare Advantage plan under which the government, rather than the insured, will assume all of the premiums for additional benefits not included in traditional Medicare programs, such as prescription drug benefits. All qualified Reform participants were eligible to move to the government-sponsored plan beginning in January 2006, and as of December 31, 2006 approximately 61,000 such participants from areas served by us did so. During the first nine months of 2007 approximately 1,600 participants from areas served by us moved to the government-sponsored plan. By managing utilization and implementing disease management programs, many Medicare Advantage plans can profitably care for dual-eligible members. The MMA provides subsidies and reduced or eliminated deductibles for certain low-income beneficiaries, including dual-eligible individuals. Pursuant to the MMA, as of January 1, 2006 dual-eligible individuals receive their drug coverage from the Medicare program rather than the Reform program. Companies offering stand-alone PDPs with bids at or below the regional weighted average bid resulting from the annual bidding process received a pro-rata allocation and auto-enrollment of the dual-eligible beneficiaries within the applicable region.

        Bidding Process.    Although Medicare Advantage plans will continue to be paid on a capitated PMPM basis, as of January 1, 2006 CMS uses a new rate calculation system for Medicare Advantage plans. The new system is based on a competitive bidding process that allows the federal government to share in any cost savings achieved by Medicare Advantage plans. In general, the statutory payment rate for each county, which is primarily based on CMS's estimated per beneficiary fee-for-service expenses, was relabeled as the "benchmark" amount, and local Medicare Advantage plans will annually submit bids that reflect the costs they expect to incur in providing the base Medicare Part A and Part B benefits in their applicable service areas. If the bid is less than the benchmark for that year, Medicare will pay the plan its bid amount, risk adjusted based on its risk scores, plus a rebate equal to 75% of the amount by which the benchmark exceeds the bid, resulting in an annual adjustment in reimbursement rates. Plans will be required to use the rebate to provide beneficiaries with extra benefits, reduced cost sharing, or reduced premiums, including premiums for MA-PD and other supplemental benefits. CMS will have the right to audit the use of these proceeds. The remaining 25% of the excess amount will be retained in the statutory Medicare trust fund. If a Medicare Advantage plan's bid is greater than the benchmark, the plan will be required to charge a premium to enrollees equal to the difference between the bid amount and the benchmark, which is expected to make such plans less competitive.

        Sales and Marketing.    The marketing and sales activities of our insurance and managed care subsidiaries are closely regulated by CMS and ASES. For example, our sales and marketing materials must be approved in advance by the applicable regulatory authorities, and they often impose other regulatory restrictions on our marketing activities.

        Annual Enrollment and Lock-in.    Prior to the MMA, Medicare beneficiaries were permitted to enroll in a Medicare managed care plan or change plans at any point during the year. As of January 1, 2006, Medicare beneficiaries have defined enrollment periods, similar to commercial plans, in which they can select a Medicare Advantage plan, stand-alone PDP, or traditional fee-for-service Medicare. The initial enrollment period for 2006 began November 15, 2005 and ended on May 15, 2006 for a MA-PD or stand-alone PDP. In addition, beneficiaries had an open election period from January 1, 2006 through June 30, 2006 in which they could make or change an equivalent election. In future years, the annual enrollment period for PDPs will be from November 15 through December 31 of each year, and enrollment in Medicare Advantage plans will occur from November 15 through March 31 of the subsequent year. Enrollment on or prior to December 31 will be effective as of January 1 of the following year and enrollment on or after January 1 and within the enrollment period will be effective as of the first day of the month following the date on which the enrollment occurred. After these defined enrollment periods end, generally only seniors turning 65 during the year, Medicare beneficiaries who permanently relocate to another service area, dual-eligible beneficiaries and others who qualify for special needs plans and employer group retirees will be permitted to enroll in or change health plans during that plan year. Eligible beneficiaries who fail to timely enroll in a Part D plan will be subject to the penalties described above if they later decide to enroll in a Part D plan. The new annual "lock-in" created by the MMA will change the way we and other managed care companies market our services to and enroll Medicare beneficiaries in ways we cannot yet fully predict. The recently adopted Tax Relief and Health Care Act of 2006 allows Medicare beneficiaries to enroll throughout the year only in Medicare Advantage plans that do not offer Part D prescription drug coverage. In one of our products we do offer such coverage, thus in that particular product we can only enroll new Medicare Advantage members between November 15 and December 31 each year. We offer another product which does not offer the Part D prescription drug coverage and that is open for enrollment during the entire year. In addition, we can enroll MA members from other carriers through March 31st of the next calendar year. Dual-eligibles are allowed to enroll throughout the year.

        Fiscal Intermediary.    As set forth in the MMA, the Federal government, through CMS, will replace the current Title 18 fiscal intermediary (Fl) and carrier contracts with competitively procured contracts that conform to the Federal Acquisition Regulation under the new Medicare Administrative Contractor (MAC) contracting authority. CMS has six years, between 2006 and 2011, to complete the transition of Medicare fee-for-service claims processing activities from the FI's and carriers to the MAC's. We are currently engaged in the analysis and evaluation of this transition process and the effect that it may have on our existing organizational structure as a Medicare carrier.

        Fraud and Abuse Laws.    The federal anti-kickback provisions of the Social Security Act and its regulations prohibit the payment, solicitation, offering or receipt of any form of remuneration (including kickbacks, bribes, and rebates) in exchange for the referral of federal healthcare program patients or any item or service that is reimbursed by any federal health care program. In addition, the federal regulations include certain safe harbors that describe relationships that have been determined by CMS not to violate the federal anti-kickback laws. Relationships that do not fall within one of the enumerated safe harbors are not a per se violation of the law, but will be subject to enhanced scrutiny by regulatory authorities. Failure to comply with the anti-kickback provisions may result in civil damages and penalties, criminal sanctions, administrative remedies, such as exclusion from the applicable federal health care program.

        Federal False Claims Act.    Federal regulations also strictly prohibit the presentation of false claims or the submission of false information to the federal government. Under the federal False Claims Act, any person or entity that has knowingly presented or caused to be presented a false or fraudulent request for payment from the federal government or who has made a false statement or used a false record in the submission of a claim may be subject to treble damages and penalties of up to $11,000 per claim. The federal government has taken the position that claims presented in relationships that violate the anti-kickback statute may also be considered to be violations of the federal False Claims Act. Furthermore, the federal False Claims Act permits private citizen "whistleblowers" to bring actions on behalf of the federal government for violations of the Act and to share in the settlement or judgment that may result from the lawsuit.

  HIPAA and Gramm-Leach-Bliley Act

        The Health Insurance Portability and Accountability Act of 1996 (HIPAA) authorizes the U.S. Department of Health and Human Services (HHS) to issue standards for administrative simplification, as well as privacy and security of medical records and other individually identifiable health information. The regulations under the HIPAA Administrative Simplification section impose a number of additional obligations on issuers of health insurance coverage and health benefit plan sponsors. HIPAA Administrative Simplification section requirements apply to self-funded group plans, health insurers and HMOs, health care clearinghouses and health care providers who transmit health information electronically (covered entities). Regulations adopted to implement HIPAA Administrative Simplification also require that business associates acting for or on behalf of HIPAA-covered entities be contractually obligated to meet HIPAA standards. The regulations of the Administrative Simplification section establish significant criminal penalties and civil sanctions for noncompliance.

        HHS has released rules mandating the use of new standard formats with respect to certain health care transactions (e.g. health care claims information, plan eligibility, referral certification and authorization, claims status, plan enrollment and disenrollment, payment and remittance advice, plan premium payments and coordination of benefits). HHS also has published rules requiring the use of standardized code sets and unique identifiers by employers and providers. Our managed care subsidiary was required to comply with the transactions and code set standards by October 16, 2003 and with the employer identifier rules by July 2004 and believes that it is in material compliance with all relevant requirements. Our managed care subsidiary was required to comply with provider identifier rules by May 2007 and believes that it is in material compliance with all relevant requirements.

        HHS also sets standards relating to the privacy of individually identifiable health information. In general, these regulations restrict the use and disclosure of medical records and other individually identifiable health information held by health plans and other affected entities in any form, whether communicated electronically, on paper or orally, subject only to limited exceptions. In addition, the regulations provide patients new rights to understand and control how their health information is used. HHS has also published security regulations designed to protect member health information from unauthorized use or disclosure. Our managed care subsidiary is currently in material compliance with these security regulations.

        Other federal legislation includes the Gramm-Leach-Bliley Act, which applies to financial institutions domiciled in Puerto Rico. The Gramm-Leach-Bliley Act generally placed restrictions on the disclosure of non-public information to non-affiliated third parties, and required financial institutions including insurers, to provide customers with notice regarding how their non-public personal information is used, including an opportunity to "opt out" of certain disclosures. The Gramm-Leach-Bliley Act also gives banks and other financial institutions the ability to affiliate with insurance companies, which has led to new competitors in the insurance and health benefits fields in Puerto Rico.

  Employee Retirement Income Security Act of 1974

        The provision of services to certain employee welfare benefit plans is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA), a complex set of laws and regulations subject to interpretation and enforcement by the Internal Revenue Service and the Department of Labor (DOL). ERISA regulates certain aspects of the relationships between us, the employers who maintain employee welfare benefit plans subject to ERISA and participants in such plans. Some of our administrative services and other activities may also be subject to regulation under ERISA. In addition, certain states require licensure or registration of companies providing third-party claims administration services for benefit plans. We provide a variety of products and services to employee welfare benefit plans that are covered by ERISA. Plans subject to ERISA can also be subject to state laws and the question of whether ERISA preempts a state law has been, and will continue to be, interpreted by many courts.

  Other Government Programs

        We participate in the Health Reform of the government of Puerto Rico (the Reform) to provide health coverage to medically indigent citizens in Puerto Rico. See "Business—Customers—Reform Sector".

  Legislative and Regulatory Initiatives

        The Commissioner of Insurance is currently evaluating the adoption of Rule No. 83, titled "Norms and Procedures to Regulate Insurance and Health Maintenance Holding Company Systems and the Criteria to Evaluate the Change of Control". The most recent draft of Rule No. 83 contains certain reporting requirements as well as restrictions on transactions between an insurer or HMO and its affiliates. Rule No. 83 would generally require insurance companies and HMOs within an insurance holding company system to register with the Commissioner of Insurance if they are domiciled in the Commonwealth and to file with the Commissioner of Insurance certain reports describing capital structure, ownership, financial condition, certain intercompany transactions and general business operations. In addition, Rule No. 83 would require prior notice, reporting and regulatory approval of certain material transactions and intercompany transfers of assets as well as certain transactions between insurance companies, HMOs, their parent holding companies and affiliates. Among other restrictions, Rule No. 83 would restrict the ability of our regulated subsidiaries to pay dividends.

        Additionally, Rule No. 83 would restrict the ability of any person to obtain control of an insurance company or HMO without prior regulatory approval. According to Rule No. 83, no person may make an offer to acquire or to sell the issued and outstanding voting stock of an insurance company, which constitutes 10% or more of the issued and outstanding stock of an insurance company, or of the total stock issued and outstanding of a holding company of an insurance company, without (i) filing the appropriate documentation with the Commissioner of Insurance and (ii) obtaining the prior approval of the Commissioner of Insurance. This requirement is similar to that contained in the Insurance Code and referred to under "Regulation—Puerto Rico Insurance Laws".

        In addition, on August 1, 2007, the U.S. House of Representatives passed the Children's Health and Medicare Protection Act of 2007 (H.R. 3162), which, among other things, would amend the Social Security Act to improve the federal government's children's health insurance program and make other changes under the Medicare and Medicaid programs. H.R. 3162 includes provisions that would gradually reduce Medicare Advantage payments over a four-year period to equalize payments for services made through Medicare Advantage plans and the traditional fee-for-service Medicare program by 2011. The proposed reductions in Medicare Advantage rates are the result of hearings by the health subcommittee of the House Ways and Means Committee regarding recommendations contained in MedPac's semi-annual report to Congress on Medicare payment policy dated March 1, 2007. Among other things, MedPac reported that the federal government's spending on care for beneficiaries in a private Medicare Advantage plan is on average 12% higher than spending on care for beneficiaries through the traditional Medicare program. MedPac recommended a gradual reduction in Medicare Advantage rates to ensure that payment rates between Medicare Advantage plans and the traditional Medicare program are equalized. H.R. 3162 was referred to the Senate on September 4, 2007 for consideration. As of the date of this prospectus, the U.S. Senate has not addressed H.R. 3162, nor has the U.S. Senate passed any other bill that includes the MedPac recommendations for gradual reductions in Medicare Advantage payments. We cannot provide assurances if, when or to what degree Congress may enact H.R. 3162 or similar legislation, but any reduction in Medicare Advantage rates could have a material adverse effect on our revenue, financial position, results of operations or cash flow.

MANAGEMENT

Directors and Executive Officers

        Our directors and executive officers, and their respective ages as of September 30, 2007, are as follows:

Name	Age	Position
Wilmer Rodríguez-Silva, M.D.	53	Chairman of the Board
Vicente J. León-Irizarry, C.P.A.*	68	Vice Chairman of the Board
Ramón M. Ruiz-Comas, C.P.A	50	President, Chief Executive Officer and Director
Valeriano Alicea-Cruz, M.D.	61	Director
Jose Arturo Álvarez-Gallardo*	64	Director
Luis A. Clavell-Rodríguez, M.D.	56	Director
Arturo R. Córdova-López, M.D.	63	Director
Carmen Ana Culpeper-Ramírez*	62	Director
Porfirio E. Díaz-Torres, M.D.	65	Director
Antonio Faría-Soto*	59	Director
Manuel Figueroa-Collazo, P.E., Ph.D.*	55	Director
Jose Hawayek-Alemañy, M.D.	59	Director
Wilfredo López-Hernandez, M.D.	63	Director
Jaime Morgan-Stubbe, Esq.*	48	Director
Roberto Muñoz-Zayas, M.D.*	78	Director
Miguel A. Nazario-Franco*	60	Director
Juan E. Rodríguez-Díaz, Esq.*	65	Director
Jesús R. Sánchez-Colón, D.M.D.	51	Director
Adamina Soto-Martínez, C.P.A.*	59	Director
Juan J. Román-Jiménez; C.P.A.	42	Vice President of Finance and Chief Financial Officer
Socorro Rivas-Rodríguez, C.P.A.	59	President, managed care business
Arturo Carrión, C.P.A.	50	President, life insurance business
Eva G. Salgado	51	President, property and casualty insurance business
Luis A. Marini-Mir, D.M.D.	58	President, Reform business
Roberto O. Morales-Tirado, Esq.	64	President, property and casualty insurance agency
Carlos D. Torres-Díaz	48	President, information technology

*
Indicates directors who are independent for purposes of The New York Stock Exchange requirements.

        Wilmer Rodríguez-Silva, M.D.    Dr. Rodríguez-Silva currently serves as chairman of our board of directors. Since 1999, he has served on our board of directors. Dr. Rodríguez-Silva is the former chief of the Gastrointestinal Section of the San Pablo Medical Center. He is also a member of the American College of Physicians, the American Gastroenterology Association, the American Society for Gastrointestinal Endoscopy, the Puerto Rico Medical Association, is a former president of the Puerto Rico Society of Gastroenterology, and the American College of Gastroenterology. Dr. Rodríguez-Silva holds a B.S. degree from the University of Puerto Rico and an M.D. degree from the University of Puerto Rico, School of Medicine.

        Vicente J. León-Irizarry, C.P.A.    Since 2000, Mr. León-Irizarry has served on our board of directors, of which he is currently vice chairman. He is a C.P.A. and since January 2002 he has been a business consultant. He worked as consultant for Falcón-Sánchez & Associates, a certified public accounting firm, from February 2000 to December 2001, and as a business consultant from January 1999 to February 2000. He is a member of the Puerto Rico Society of Certified Public Accountants. He holds a B.B.A. degree with a major in Accounting from the University of Puerto Rico.

        Ramón M. Ruiz-Comas, C.P.A.    Since May 2002, Mr. Ruiz-Comas has served as our president and chief executive officer. Mr. Ruiz has also served on our board of directors since May 2002. Mr. Ruiz-Comas served as our executive vice president from November 2001 to April 2002 and as our senior vice president and chief financial officer from February 1999 to October 2001. From 1995 to 1999, Mr. Ruiz-Comas served as our managed care subsidiary's senior vice president of finance and from 1990 to 1995 he was vice president of finance. Prior to joining us, Mr. Ruiz-Comas worked at KPMG LLP from 1978 to 1990. He is a Certified Public Accountant (CPA) and a member of the Puerto Rico Society of Certified Public Accountants, as well as the American Institute of Certified Public Accountants. He holds a B.B.A. degree with a major in Accounting from the University of Puerto Rico and a Juris Doctor (J.D.) degree from the University of Puerto Rico, School of Law. In 2002, he attended the Advance Management Program at the University of Pennsylvania's Wharton School of Business.

        Valeriano Alicea-Cruz, M.D.    Since 2000, Dr. Alicea-Cruz has served on our board of directors. He has been an Ophthalmologist with a private practice since 1976, and has offices in two municipalities of Puerto Rico. He is an active member of the Puerto Rico Medical Association, the American Academy of Ophthalmology, the Puerto Rican Society of Ophthalmology, the University of Puerto Rico School of Medicine Alumni Society, and the Pan-American Society of Ophthalmology. He has served on the Medical Board of the Department of Transportation and Public Works, and the board of directors of Ojos, Inc. Dr. Alicea-Cruz holds a B.S. degree from the University of Puerto Rico, an M.D. degree from the University of Puerto Rico, School of Medicine, and a Postgraduate Degree in Ophthalmology from the Puerto Rico Medical Center and Affiliate Hospitals.

        José Arturo Álvarez-Gallardo.    Since 2000, Mr. Álvarez-Gallardo has served on our board of directors. Since 1964, Mr. Álvarez-Gallardo has served in various positions with Méndez & Co., Inc., where he has served as president since 1998. He has served on the boards of directors of Méndez & Co., Inc., Bamco Products Corporation, International Shipping Agency, Menaco Corporation, and Méndez Realty Equities, Inc. Mr. Álvarez-Gallardo holds a B.B.A. degree in Business Administration from Iona College.

        Luis A. Clavell-Rodríguez, M.D.    Since 2006, Dr. Clavell-Rodríguez has served on our board of directors, of which he is currently secretary. He currently serves as the Medical Director at the San Jorge Children's Hospital and as the Principal Investigator for the Children's Oncology Group and the Dana Farber Acute Lymphoblastic Leukemia Consortium. He has held positions as professor of Pediatrics and Pathology at the University of Puerto Rico School of Medicine and is a former director of Pediatric Oncology and the training program in Pediatric Hematology/Oncology. He is certified by the National Board of Medical Examiners, the American Board of Pediatrics, and the Sub-Board of Pediatric Hematology/Oncology. He is also a member of the American Society of Hematology, American Society of Clinical Oncology and the American Society of Pediatric Hematology/Oncology. Dr. Clavell-Rodríguez holds a B.S. degree from the Catholic University of Puerto Rico and an M.D. degree from the University of Puerto Rico, School of Medicine. He also completed his training in pediatrics at the University of California, School of Medicine and fellowships training from Harvard Medical School, Children's Hospital Medical Center in Boston, MA, and the Sidney Farber Cancer Institute.

        Arturo R. Córdova-López, M.D.    Since 1999, Dr. Córdova-López has served on our board of directors. In addition, Doctor Córdova-López is an Ad-Honorem Associate Professor of Medicine at the University of Puerto Rico, School of Medicine, since 1986. Dr. Córdova-López has served as a Staff

Pneumologist and Critical Care Consultant at Pavía Hospital since 1990. He is a member of the American Thoracic Society, the American College of Physicians, the American Lung Association, the College of Physicians and Surgeons of Puerto Rico, the American Society of Bariatric Physicians, NAASO the Obesity Society, the "Socíedad Puertorriqueña de Neumología", and the American College of Chest Physicians (ACCP), where he was the previous Governor for Puerto Rico. He is Board Certified in Internal Medicine, Pulmonary Diseases, Critical Care, Managed Care Medicine, and Bariatric Medicine. He is the Medical Director and Secretary of the Board of Directors of Clínica Las Américas Guaynabo. He is active in the private practice of Pulmonology and Bariatric Medicine. He holds a B.S. degree in Electrical Engineering from the University of Puerto Rico, an M.D. degree from the University of Puerto Rico, School of Medicine, and an M.S. degree in Epidemiology from the Harvard University, School of Public Health. He is Board Certified in Internal Medicine, Pulmonary Diseases, Critical Care, Managed Care Medicine, and Bariatric Medicine.

        Carmen Ana Culpeper-Ramírez.    Since 2004, Ms. Culpeper-Ramírez has served on our board of directors, of which she is currently assistant treasurer. She served as the director of the Small Business Administration (SBA) for the Puerto Rico and U.S. Virgin Islands District from April 2004 until April 2007. From 2000 to March 2004, she was president and chief executive officer of C. Culpeper & Associates, a management consulting business, which offered organizational development, project and financial management services. She serves as a member of the board of directors of Levitt Homes, Inc. Ms. Culpeper-Ramírez has served as chairwoman of the board of the San Juan Human Capital Development Board, and as a member of the board of directors of Santander BanCorp, Centennial Communications Corporation and of Intech de Puerto Rico. From 1997 to 1999, Ms. Culpeper-Ramírez worked for two years as President of the Puerto Rico Telephone Company, the tenth largest telephone company in the United States, and was responsible for its sale to GTE/Verizon. From 1999 to 2000, she also served as president of the Puerto Rico Chamber of Commerce. She holds a B.B.A. in Finance from the University of Puerto Rico and an M.B.A. from the University of Pennsylvania, Wharton School of Business (International Business).

        Porfirio E. Díaz-Torres, M.D.    Since 2000, he has served on the board of directors of the Corporation. Since 1988, Dr. Díaz-Torres serves as the Director of the Cardiology Division of the Cardiology and Nuclear Center in San Juan, Puerto Rico. Dr. Díaz-Torres is also President of Old Harbor Brewery of Puerto Rico, Inc. and Di' Rome Productions, Inc. He is an active member of the American College of Cardiologists and the American Medical Association. He is active on the medical staff of Centro Cardiovascular de Puerto Rico y del Caribe and Auxilio Mutuo Hospital. Dr. Díaz-Torres holds a B.B.A. degree in Business Administration from the University of Puerto Rico and an M.D. degree from Universidad Central del Este in the Dominican Republic.

        Antonio F. Faría-Soto.    Mr. Faría-Soto has served on our board of directors since May 2007. From 2005 to 2006, Mr. Faría-Soto was Chairman of the Board of Directors and CEO of Doral Bank and President of Doral Money, a subsidiary of Doral Bank. From 2003 to 2004, Mr. Faría-Soto was President and CEO of the Government Development Bank of Puerto Rico, and he served as ex-officio member and Chairman of the Boards of AFICA (infrastructure development financing vehicle for profit and non-profit organizations), the Economic Development Bank of Puerto Rico, the Tourism Development Fund, and the Children's Trust Fund. He also served as a member of the Boards of the Public Buildings Authority, Government Employees Retirement System Administration, Puerto Rico Telephone Authority Holdings Corp., Puerto Rico Industrial Development Corp, Teacher's Retirement System, Ultracom, and Convention Center District Administration. Also, he has served as a member of the Governor's Economic Development Council for the Government of Puerto Rico, and as member ex-officio of FIDA and Promo Expo. From 2002 to 2003, he served as President of the Economic Development Bank of Puerto Rico and from 2001 to 2002 he was Commissioner of the Office of Financial Institutions. Mr. Faría-Soto holds a B.B.A. from the Catholic University of Puerto Rico and an M.B.A. in Finance from the Inter American University of Puerto Rico.

        Manuel Figueroa-Collazo, P.E., Ph.D.    Since 2004, Dr. Figueroa-Collazo has served on our board of directors. Since 1999, Dr. Figueroa-Collazo is President of VERNET, Inc., an educational software development Company located in Caguas, Puerto Rico. Dr. Figueroa-Collazo is also a member of the Board of Directors of INTECO, Puerto Rico Products Association, EPSCOR, and Vivero de Tecnología y Ciencia de Puerto Rico. He has 12 years of experience in senior management positions and over twenty years of exposure at all management levels within the communications and systems industries. He was general manager for Lucent Technologies, Mexico and a Department Head at AT&T Bell Laboratories. Dr. Figueroa-Collazo holds B.S., M.S., and Ph.D. degrees in Electrical Engineering from the Florida Institute of Technology, and he attended Advanced Management Programs in INSEAD Fontainebleau, France, and University of Pennsylvania Wharton School of Business.

        José Hawayek-Alemañy, M.D.    Since 2005, Dr. Hawayek-Alemañy has served on our board of directors. Since 1976, he has been a professor at the University of Puerto Rico, School of Medicine. From 1988 to 1998, he was director of the Office of Graduate Medical Education at the University of Puerto Rico, School of Medicine and, from 1998 to 2002, he was Dean of Academic Affairs at the University of Puerto Rico, School of Medicine. He is president of the OB-GYN Section of the Puerto Rico Medical Association. Since 2000, he has represented Puerto Rico in the Maternal Mortality & Morbidity Committee of the American College of OB-GYN. From 2003 to 2005, he was Senate Member and Treasurer of the OB-GYN Section of the Medical College of Puerto Rico. He also served as president of the Medicare Carrier Advisory Committee in Puerto Rico. He holds a B.S. degree in pre-medicine from the University of Puerto Rico, Mayagüez Campus, an M.D. degree from the University of Puerto Rico, School of Medicine, and a specialty in OB-GYN from University Hospital.

        Wilfredo López-Hernández, M.D.    Since 1999, Dr. López-Hernández has served on our board of directors. Dr. López-Hernández has had a private medical practice since 1979. He was an associate professor at the University of Puerto Rico, School of Medicine, an associate professor at the San Juan Bautista School of Medicine, and chief of service at San Rafael Hospital. Dr. López-Hernández is a partner in Quadrangle Development, SE. Since 1979, he has been a member of the Puerto Rico Urological Association, Société International D'Urologie, American Confederation of Urology, and the American Urological Association. He holds a B.S. degree from the University of Puerto Rico, an M.D. degree from the University of Santiago de Compostela, Spain, and a specialty in Urology from the University of Puerto Rico, School of Medicine.

        Jaime Morgan-Stubbe, Esq.    Mr. Morgan-Stubbe has served on our board of directors since May 2007. Since 2000 he is an active member of the Board of Directors of the Puerto Rico Homebuilders Association and member of the Board of Trustees of the Palmas del Mar Academy. From 2002 to 2004 he served as a member of the Board of Trustees of the Baldwin School of Puerto Rico. Since 2000 he has served as President of Palmas del Mar Properties, Inc., a land and real estate development company and owner of the largest master planned residential-resort community in Humacao, Puerto Rico. Prior to becoming a real estate developer, Mr. Morgan was a business, corporate, real estate and tax attorney. He worked for the law firm of Goldman Antonetti & Córdova, P.S.C. He was director of the Economic Development Administration (FOMENTO), President of the Puerto Rico Industrial Development Company (PRIDCO), and Executive Director of the Puerto Rico Maritime Shipping Authority (Navieras de Puerto Rico), during his tenure in Government from 1993 to 1999. He graduated from Tulane University in New Orleans in 1980 and continued graduate studies in law at the University of Puerto Rico.

        Roberto Muñoz-Zayas, M.D.    Dr. Muñoz-Zayas has served on our board of directors since May 2007. He was President of the Board of Directors of the Regional Bank of Bayamón and the Bayamón Mortgage Loan Corp. He also served as a member of the Board of Directors of the Hospital Matilde Brenes, Inc. Dr. Muñoz-Zayas was President of the Athletics Federation of Puerto Rico, and he was President of the Colonia Hispanoamericana de Puerto Rico, the Club Exchange in Bayamón,

and the Federation of Sport Medicine of Puerto Rico. From 1994 to 2004, Dr. Muñoz-Zayas was Medical Director of the Olympic Committee of Puerto Rico and the Caribbean Series of Puerto Rico. He holds a B.A. degree in Science from the University of Puerto Rico, a Ph.D. degree in Medicine from the University of Santiago de Compostela, and a Post-Graduate Degree from the Jacobi Municipal Hospital in New York.

        Miguel A. Nazario-Franco.    Since 2004, Mr. Nazario-Franco has served on our board of directors. Mr. Nazario-Franco is an active member of the boards of directors of FRG (formerly Ferré Investment Fund) and Empresas Santana. He is also a member of the Advisory Board of Cortez Industrial Organization. From 1994 to 2002, Mr. Nazario-Franco worked for Puerto Rican Cement Co., Inc. where he held various positions, including those of president, chief executive officer, and president of the board of directors. From 1995 to 2005 he served as a member of the board of directors of El Día, Inc. From January 1999 to August 2000, he was president of the Puerto Rico Manufacturers Association. From 2002 to 2004, he served as a member of the Advisory Boards of the Puerto Rico Department of Education and Consejo Asesor de la Industria de la Construcción until December 2004. He also served on the boards of directors of the Puerto Rico Aqueduct and Sewage Authority and Compañía para el Desarrollo Integral de la Peninsula de Cantera until December 2005 and on the board of directors of Puerto Rico Electric Power Authority until January 2006. Mr. Nazario-Franco holds a B.B.A. degree in Accounting from the University of Puerto Rico.

        Juan E. Rodríguez-Díaz, Esq.    Since December 2004, Mr. Rodríguez-Díaz has served on our board of directors. Mr. Rodríguez-Díaz is a commercial, corporate and tax attorney authorized to practice law in Puerto Rico and New York who currently works as senior and managing partner of Totti & Rodríguez Díaz. He has worked in various prestigious law firms including Baker & McKenzie, McConnell Valdés, and Sweeting, Pons, González & Rodríguez. Mr. Rodríguez-Díaz also served as Undersecretary of the Department of Treasury of Puerto Rico from 1971-1973. He serves as a member of the boards of directors of Industrias Vassallo, Inc., Vassallo Research and Development, Inc., Syroco, Inc., Ochoa Industrial Sales Corp., Ensco Caribe, Inc., Triangle Cargo Services, Inc., and Luis Ayala Colón Sucrs., Inc. Mr. Rodríguez-Díaz holds a B.A. degree from Yale University, a J.D. degree from Harvard University and a Masters of Laws (L.L.M. in taxation) from New York University, School of Law.

        Jesús R. Sánchez-Colón, D.M.D.    Since 2000, Dr. Sánchez-Colón has served on our board of directors. He is currently Assistant Secretary of our board of directors. Dr. Sánchez-Colón is a dentist and has had a private practice since 1982. He is member of the College of Dental Surgeons of Puerto Rico, where he served as secretary and auditor, and he is also a member of the American Dental Association. He currently serves as chairman of the board of directors of B. Fernández & Hermanos. Inc. He has been chairman of the board of directors of Delta Dental Plan of Puerto Rico and vice chairman of the board of directors of the Corporation for the Economic Development of the City of San Juan. Dr. Sánchez-Colón holds a B.A. degree in Psychology from St. Louis University, a D.M.D. degree from the University of Puerto Rico, and a Postgraduate General Practice Residency at the Veterans Administration Hospital in San Juan, Puerto Rico.

        Adamina Soto-Martínez, C.P.A.    Since 2002, Ms. Soto-Martínez has served on our board of directors. She is treasurer of our board of directors. She is currently a C.P.A. and a partner and a founding member of the firm Kevane Soto Pasarell Grant Thornton, LLP, certified public accountants, where she has worked since 1975. Ms. Soto-Martínez is a member of the Puerto Rico Society of Certified Public Accountants and the American Institute of Certified Public Accountants. She is a graduate of the University of Puerto Rico.

        Juan J. Román-Jiménez, C.P.A.    Mr. Román-Jiménez has served as our vice president of finance and chief financial officer since 2002. Prior to his appointment as chief financial officer, Mr. Román-Jiménez served as executive vice-president of our Reform business from 1999 to 2002 and vice-president of finance of Triple-C, Inc. from 1996 to 1999. Prior to joining us, Mr. Román-Jiménez worked at KPMG LLP from 1987 to 1995. He has been a Certified Public Accountant and a member of the Puerto Rico Society of Certified Public Accountants as well as the American Institute of Certified Public Accountants since 1989. He earned a B.A. degree in Business Administration with a concentration in Accounting from the University of Puerto Rico, Rio Piedras.

        Socorro Rivas-Rodríguez, C.P.A.    Ms. Rivas-Rodríguez has served as president and chief executive officer of our managed care business since May 2002. Prior to her appointment as president and chief executive officer, Ms. Rivas-Rodríguez served in various positions at our managed care business, including general manager from 1999 to 2002, executive vice president from 1990 to 2002, and director of internal audit from 1982 to 1990. She has been a Certified Public Accountant since 1987 and a member of the Puerto Rico Society of Certified Public Accountants. Ms. Rivas-Rodríguez has a B.A. degree with concentrations in mathematics and accounting from the University of Puerto Rico.

        Arturo Carrión, C.P.A.    Mr. Carrión has served as president of our life insurance subsidiary, GA Life, since 1998. Prior to this appointment, Mr. Carrión served as vice president of finance of GA Life from 1987 to 1998. Prior to joining GA Life, Mr. Carrión worked at KPMG LLP from 1978 to 1987. He is a Certified Public Accountant and a member of the Puerto Rico Society of Certified Public Accountants. Mr. Carrión holds a B.B.A. degree with a major in Accounting from the University of Puerto Rico.

        Eva G. Salgado.    Ms. Salgado has served as president of our property and casualty insurance business since July 2003. Prior to this appointment, Ms. Salgado served in various positions in our property and casualty insurance business, including, senior vice president of the underwriting department from 2002 to 2003, vice-president of the underwriting department from 1997 to 2002 and vice-president of marketing. Prior to joining our property and casualty insurance business, Ms. Salgado worked at Integrand Assurance Company as senior vice-president of the underwriting department from 1992 to 1996. Ms. Salgado holds a B.A. degree with a concentration in Finance from the University of Puerto Rico. She also studied underwriting at the Insurance Institute of America.

        Luis A. Marini-Mir, D.M.D.    Dr. Marini has been president of our Reform business since October 1999. Prior to his appointment, Dr. Marini served as dental director of our managed care business from February 1998 to October 1999. From April 1975 to December 2000, Dr. Marini had a pediatric dentistry private practice. Dr. Marini is a former dean of the University of Puerto Rico, School of Dentistry. Dr. Marini received a degree from the University of Puerto Rico (Mayagüez Campus) with a concentration in pre-medicine and obtained a D.M.D. degree from the University of Puerto Rico, School of Dentistry. He also obtained a Certificate in Pediatric Dentistry from the University of Puerto Rico, School of Dentistry.

        Roberto O. Morales-Tirado, Esq.    Mr. Morales was appointed president of our insurance agency in February 2006. Prior to being appointed to this position, Mr. Morales served as president and chief executive officer of our life insurance business from 2000 through February 2006. From 1998 to 2000, Mr. Morales served as a consultant for us. From 1993 to 1998, Mr. Morales served as president and chief executive officer of AIG Life Insurance Company of Puerto Rico. Mr. Morales received a B.A. degree from the University of Puerto Rico and a J.D. degree from the Interamerican University of Puerto Rico, School of Law.

        Carlos D. Torres-Díaz.    Mr. Torres-Díaz has served as president of our information technology subsidiary since 1996. Prior to his appointment, Mr. Torres-Díaz served as vice-president of systems development from April 1990 to January 1996. Before joining us, Mr. Torres-Díaz served as EDP Administration Manager at Banco Popular de Puerto Rico. Mr. Torres has a B.B.A. degree with a concentration in Management of Information Systems from the Interamerican University of Puerto Rico.

Composition of the Board of Directors

        Our articles and bylaws provide that the board of directors shall consist of not less than nine directors, nor more than 19 directors.

        Our board of directors is divided into three groups as nearly equal in number as possible, with the term of office of one class expiring each year. Each director serves for a term ending on the date of the third annual meeting of shareholders following the annual meeting at which such director was elected or until his successor has been elected and qualified. In the event that there is a vacancy on the board of directors, the person elected by the board to fill the vacancy will serve the rest of the term of the person who created the vacancy and may be reelected for two additional successive terms. In accordance with our bylaws, the president and chief executive officer, who is also a member of the board of directors, is excluded from the three groups of directors. In addition, our articles and bylaws provide that, with the exception of the president and chief executive officer, directors may not be elected to the board for more than three terms or serve as such for more than nine years of service. The last election of directors was held on April 29, 2007.

        The terms of our Group 1 directors, Dr. Rodríguez-Silva, Dr. Córdova-López, Dr. Hawayek-Alemañy, Dr. López-Hernández and Ms. Soto-Martínez expire at our 2008 shareholders' meeting. The terms of our Group 2 directors, Dr. Alicea-Cruz, Mr. Álvarez-Gallardo, Dr. Clavell-Rodríguez, Dr. Díaz-Torres, Mr. León-Irizarry and Dr. Sánchez-Colón, expire at our 2009 shareholders' meeting. The terms of our Group 3 directors, Ms. Culpeper-Ramírez, Mr. Faría-Soto, Mr. Figueroa-Collazo, Mr. Morgan-Stubbe, Dr. Muñoz-Zayas, Mr. Nazario-Franco and Mr. Rodríguez-Díaz, expire at our 2010 shareholders' meeting.

Meetings of the Board of Directors

        Scheduled meetings of the board are held at least quarterly. Special board meetings are held when convened by the Chairman, or by at least five directors. The board of directors met 19 times during 2006 and 13 times so far in 2007. All directors, with the exception of Mr. Manuel Suárez-Méndez, attended at least 75% of the scheduled board of directors' meetings and meetings held by Committees of which they were members. Due to family-health related issues, this percentage was not met by Mr. Suárez-Méndez.

        While we encourage directors to attend our annual meeting of shareholders, we have not adopted a formal policy that all directors must attend annual meetings of shareholders. All of our directors attended the last annual meeting of shareholders.

Director Independence

        The board has determined that Mr. Álvarez-Gallardo, Ms. Culpeper-Ramírez, Mr. Faría-Soto, Mr. Figueroa-Collazo, Mr. León-Irizarry, Mr. Morgan-Stubbe, Dr. Muñoz-Zayas, Mr. Nazario-Franco, Mr. Rodríguez-Díaz and Ms. Soto-Martínez have no material relationship with us and are independent within the meaning of NYSE rules. The board has adopted the NYSE director independence standards as guidelines for corporate governance policy.

Board of Directors Committees

        Our bylaws provide that the board of directors may, by resolution passed by a majority of the entire board, designate one or more committees. We currently have the following standing committees: corporate governance committee, nominations committee, compensation committee and audit committee. All members of the standing committees serve for a one year term. In addition to these standing committees, we have a number of ad hoc committees.

  Nominations Committee

        The duties of the nominations committee are to (i) identify and recommend individuals who are best qualified to become members of the board, who will be presented as candidates endorsed by the board at the annual shareholders' meetings, (ii) recommend to the board the best qualified candidates to fill vacancies on the board, (iii) evaluate the performance of the directors pursuant to criteria and objectives established by the board from time to time; (iv) establish and periodically review the qualifications of the candidates to be endorsed by the board and (v) recommend to the board the best qualified candidates to occupy the position of our president.

        The members of the committee are Mr. Nazario-Franco (Chair), Mr. Álvarez-Gallardo, Ms. Culpeper-Ramírez, Mr. Figueroa-Collazo, Mr. Morgan-Stubbe, Dr. Muñoz-Zayas, and Mr. Rodríguez-Díaz. The board has determined all members of the nominations committee are independent within the meaning of NYSE rules.

  Corporate Governance Committee

        The duties of the corporate governance committee are to (i) examine and advise about best practices of corporate governance and ensure compliance with these practices, (ii) develop, recommend and oversee compliance with a set of Corporate Governance Guidelines and a Code of Business Conduct and Ethics, (iii) develop and recommend a definition of what constitutes director independence, (iv) oversee the design and implementation of director training and development programs, (v) periodically evaluate the development and possible succession of our CEO and other executive officers, (vi) evaluate possible amendments to our articles and bylaws pursuant to best practices of corporate governance and (vii) review the overall performance of our board and our management.

        The members of the committee are Dr. Rodríguez-Silva (Chair), Mr. Álvarez-Gallardo, Dr. Clavell-Rodríguez, Mr. Faría-Soto, Mr. León-Irizarry, Mr. Nazario-Franco, Mr. Rodríguez-Díaz, Dr. Sánchez-Colón and Mr. Ruiz-Comas. The board has determined that Mr. Álvarez-Gallardo, Mr. Faría-Soto, Mr. León-Irizarry, Mr. Nazario-Franco, Mr. Rodríguez-Díaz are independent within the meaning of NYSE rules.

  Compensation Committee

        The duties of the compensation committee are to (i) develop, recommend and review the compensation policies for our executive officers, (ii) recommend to the board the compensation of our executive officers and (iii) recommend to the board those changes to the compensation levels of our directors that it deems necessary.

        The members of the committee are Ms. Soto-Martínez (Chair), Ms. Culpeper-Ramírez, Mr. Figueroa-Collazo, Mr. León-Irizarry, Mr. Morgan-Stubbe and Mr. Nazario-Franco. The board has determined that all members of the compensation committee are independent within the meaning of NYSE rules.

  Audit Committee

        The audit committee reviews the following matters: (i) whether we have adequate internal controls to safeguard our assets, generate reliable financial information and assure our compliance with applicable laws and regulations, (ii) activities of our Internal Audit Office, (iii) results from audits made by regulators, (iv) our consolidated financial statements and (v) the annual report prepared by external auditors. In addition, the audit committee appoints the independent public accounting firm to serve as our external auditors and the vice president of internal audit, when such position becomes vacant.

        The members of the committee are Mr. León-Irizarry (Chair), Ms. Culpeper-Ramírez, Mr. Faría-Soto, Mr. Morgan-Stubbe, Mr. Nazario-Franco and Ms. Soto-Martínez. The board has determined that all members of the audit committee are independent within the meaning of NYSE rules.

        The board of directors has determined that Mr. León-Irizarry and Ms. Soto-Martínez are the audit committee financial experts.

Code of Business Conduct and Ethics

        Our board of directors has established a code of business conduct and ethics that applies to our employees, agents, independent contractors, consultants, officers and directors. Any waiver of the code of business conduct and ethics may be made only by our board of directors and will be promptly disclosed as required by law or stock exchange regulations. The board of directors has not granted any waivers to the code of business conduct and ethics.

Corporate Governance Guidelines

        Our board of directors has adopted corporate governance guidelines that comply with the requirements of the NYSE and the regulations of the SEC.

Compensation Committee Interlocks and Insider Participation

        None of the members of the compensation committee is or has been one of our officers or employees. None of our executive officers served on any board of directors' compensation committee of any other company for which any of our directors served as an executive officer at any time during 2006. Other than disclosed in "Certain Relationships and Related Party Transactions" in this prospectus, none of the members of the compensation committee had any relationship with us requiring disclosure under Item 404 of the SEC Regulation S-K.

Directors' Compensation and Benefits

        Effective July 1, 2007, we revised the compensation structure for members of our board of directors as follows: (1) the Chairman of the board receives a monthly retainer of $6,500 and all other board members receive a monthly retainer of $2,500; (2) the Chairman of the audit committee receives an additional monthly retainer of $416.66, and the respective Chairmen of the compensation, corporate governance, and nominations committees receive an additional monthly retainer of $250; (3) members of the board of directors receive $500 for each board of directors meeting they attend, members of the audit committee receive $350 for each audit committee meeting they attend, and members of the corporate governance, compensation and nominations committees receive $300 for each meeting of those respective committees they attend, while the members of any other committee will receive $150 for each committee meeting they attend; (4) all board members receive $522.15 as a monthly stipend for health insurance, which some directors elect to receive as cash. Directors who are also employees do not receive any compensation for service, as members of the board of directors or any committee of the board of directors, or the board of directors of a subsidiary.

        The following tables summarize the fees or other compensation that our directors earned for services as members of the board of directors or any committee of the board of directors during 2006, pursuant to our prior compensation structure.

Name	Fees Earned or Paid in Cash(1)	All Other Compensation(2)	Total
Wilmer Rodríguez Silva, M.D.	$42,200	$16,035	$58,235
Jesús R. Sánchez Colón, D.M.D.	27,550	16,035	43,585
José Hawayek Alemañy, M.D.	24,800	16,035	40,835
Vicente J. León Irizarry, C.P.A.	31,550	11,194	42,744
Arturo Córdova López, M.D.	23,650	16,035	39,685
Fernando J. Ysern Borrás, M.D.(3)	23,110	16,035	39,145
Mario S Belaval(3)	28,000	11,194	37,194
José Arturo Álvarez Gallardo	27,900	11,194	39,094
Porfirio E. Díaz Torres, M.D.	26,400	11,194	37,594
Miguel Nazario Franco	27,850	11,194	39,044
Manuel Figueroa Collazo, P.E.	23,750	11,194	34,944
Wilfredo López Hernández, M.D.	23,700	11,194	34,894
Juan E. Rodríguez Díaz, Esq.	23,100	11,194	34,294
Manuel Suárez Méndez, P.E.(3)	23,050	11,194	34,244
Adamina Soto Martínez, C.P.A.	28,250	5,597	33,847
Carmen Ana Culpeper Ramírez	25,800	5,597	31,397
Valeriano Alicea Cruz, M.D.	24,050	6,133	30,183
Luis A. Clavell Rodríguez, M.D.(4)	19,200	7,463	26,663
Fernando L. Longo Rodríguez, M.D.(5)	8,500	3,731	12,231

(1)
Prior to July 1, 2007, directors who were not employees were paid an annual fee of $8,000 as directors of Triple-S Management Corporation and $7,000 as directors of Triple-S, Inc. The Chairmen of the Boards of TSM and TSI received an annual retainer of $10,500 and $9,500, respectively. Directors received these fees on a pro rated basis for the first half of 2007.

The following is the amount received by each director for board of directors or committee meetings prior to July 1, 2007:

Meetings	Chairman	Director
Board of Directors of TSM and TSI	$200	$200
Audit Committee	350	250
Other Committees of TSM	300	200
Other Subsidiaries' Boards and Committees	250	150
(2)
Represents the cost of a healthcare plan for the director and his/her spouse and children during 2006. Under our prior compensation structure, members of the board of directors that had served six or more years on the board of directors were eligible for continued coverage in the TSM board of directors' Medical Plan until their death. Spouses and dependents could receive coverage under this plan only if premiums for the coverage were paid by the member. The aggregated present value of this benefit for 2006 was approximately $280,000. Effective July 1, 2007, this policy was discontinued and all board members now receive $522.15 as a monthly stipend for health insurance, which some directors elect to receive as cash.

In addition, the board of directors holds an annual off-site meeting to discuss our strategic direction and to comply with educational requirements, among other purposes. Members are allowed to be accompanied by their spouses, whose transportation and other costs are paid by us.

  Certain executives and their spouses accompany the board of directors as it may be necessary. Some of the activities at this meeting could be considered non-work related; however, due to the difficulty in allocating the specific cost to each member and since total cost is estimated at less than $5,000 per person, such amount was not included in the above table under "All Other Compensation".

(3)
Term as member of the board of directors expired on April 29, 2007.

(4)
Term as member of the board of directors began on May 1, 2006.

(5)
Term as member of the board of directors expired on April 30, 2006.

Compensation Discussion and Analysis

        The Compensation Committee (for purposes of this analysis, the Committee) of the board of directors oversees the design and administration of the Company's executive and director compensation programs. The Committee works to ensure that the total compensation paid to the executive officers and outside directors is fair, reasonable and competitive.

        The individuals who served as our chief executive officer and chief financial officer during fiscal 2006, as well as the other individuals included in the Summary Compensation Table, are referred to as the "Named Executive Officers".

        The Committee currently comprises a majority of independent directors (four out of five), and is responsible for the administration of the Company's executive compensation program. As required by its new charter, the Committee has been comprised of only independent directors since May 2007. The Committee met seven times during 2006, and has met 12 times so far in 2007.

        The Committee has the sole authority to engage the services of outside consultants to assist them. The Committee retained Frederic W. Cook & Co., Inc. (Cook) as its compensation consultant during 2007 to advise the Compensation Committee in all matters related to the executives' and directors' compensation.

        Our executive compensation program is designed to support the attainment of our vision, business strategy, and operating imperatives. Specifically, we believe that the most effective executive compensation program is one that is designed to reward the achievement of specific annual and long-term goals which align the executives' interests with those of the shareholders, and ultimately improve shareholder value.

        To this end, our compensation program is designed to accomplish the following objectives:

  •
  Reinforce the business values through the alignment of our efforts to deliver superior results for customers and shareholders, belief in good governance, socially responsible business practices, and high ethical standards.

  •
  Reinforce a high performance culture with clear emphasis on accountability and variable pay. The variable pay program is intended to drive a high performance culture that emphasizes both near and longer-term results.

  •
  Deliver compensation that is reasonable and competitive so that we can attract and retain talented leaders and motivate those leaders to achieve superior results. At the same time, we believe that compensation should be set responsibly to ensure a reasonable rate of return on our human capital expenditures.

  •
  Require levels of share ownership that increase with role scope once we become a public corporation. Executives will be required to own and hold a number of shares while in executive or policymaking roles to align their economic interests with other shareholders.

Determining Executive Compensation

        We compare our compensation to that of companies with which we compete for talent, capital, and customers. Those companies include private or publicly-held companies, stand-alone businesses or divisions of larger institutions. Our size and/or organization complexity are considered when selecting comparable companies and data analysis methods. Within our general competitive framework, specific comparisons may vary by type of role.

        Cook provided the Committee with relevant market data and alternatives to consider when making compensation decisions. Using data prepared by Cook, the Committee compared each element of total compensation to several competitive reference groups, including a defined list of direct industry competitors (Insurance and Managed Care Peer Group), other public companies operating in Puerto Rico, and a broader industry group of similarly-sized insurers and general service companies.

        The Insurance and Managed Care Peer Group consists of companies against which the Committee believes we will compete for talent, capital, and customers or are comparable to us. The companies comprising the Insurance and Managed Care Peer Group are:

AMERIGROUP Corporation	Erie Indemnity Company	Sierra Health Services, Inc.
21st Century Insurance Group	HCC Insurance Holdings, Inc.	State Auto Financial Corporation
Alleghany Corporation	HealthSpring, Inc.	WellCare Health Plans, Inc.
Aspen Insurance Holdings Ltd	Infinity Property & Casualty Corporation	Zenith National Insurance Corporation
Centene Corporation	Magellan Health Services
Delphi Financial Group, Inc.	Molina Healthcare, Inc.

        For comparison purposes, our annual revenues are at the median of the Insurance and Managed Care Peer Group. Total compensation is targeted at the median (50th percentile) of the Insurance and Managed Care Peer Group for all components of pay, including: base salary, short- and long-term variable pay opportunities, benefits and perquisites.

        Based on our compensation philosophy, a significant percentage of total compensation is delivered in the form of incentive compensation. There is no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. Rather, the Committee reviews competitive pay information provided by Cook as well as our current operating goals and environment to determine the appropriate level and mix of incentive compensation. Actual amounts earned from incentive compensation are realized only as a result of individual or Company performance, depending on the type of award, based on a comparison of actual results to pre-established goals.

  Role of Individual Pay Components

        Executive compensation historically has been delivered predominantly through base salary and annual cash bonuses, as we have not previously awarded long-term incentives due to our status as a private company. Going forward, we intend to deliver long-term incentives, believing that they are an important and essential element of the total compensation program that will help to ensure our ability to attract, motivate, and retain top talent as a public company.

  Base Salary

        Base salaries are used to recognize an employee's immediate contribution to the organization, experience, knowledge, and responsibilities of each particular role. Base salaries are also used to compensate the Named Executive Officers for assuming a significant level of responsibility, to provide financial stability, to be market competitive, and to secure an appropriate level of incentive.

        Our Salary Adjustment Policy (the Policy) establishes that salary adjustments be based on a number of relevant factors, including: particular importance of the position to us, individual performance, growth in position, market level increases, our financial performance and ability to pay. Also, the Policy establishes that base pay adjustments send clear performance messages and make moderate distinctions based on performance; for executives, significant distinctions in performance are recognized through our annual cash program. In addition, this Policy requires that timing for increases be consistent with market practice, and base salaries for executives are reviewed and adjusted as necessary on an annual basis to ensure pay levels remain competitive, as well as the time of promotion or changes in responsibilities.

  Annual Cash Bonus

        The annual cash bonus portion of an executive's total compensation opportunity is intended to accomplish a number of objectives, including: reinforce the optimization of operating results throughout the year, achievement of our stated objectives; pay for performance and reinforce individual accountability; support our long-term objective to create shareholder value; and to provide market competitive cash compensation when performance objectives are met or exceeded. This bonus can be highly variable from year to year depending on actual performance results.

        The annual cash bonus is based on achievement of the Company's and individual business units' goals that are established at the beginning of each year. Goals are approved by the board of directors and include financial goals, such as consolidated premium earned and net income growth, as well as specific performance goals for each Named Executive Officer. The annual amount, if any, of the annual cash bonus is based on an evaluation of each Named Executive Officer's performance and on the financial goal achievement. Depending on the performance for the year, payment under the annual incentive may range from 0 percent to 150 percent of the target bonuses established by the Committee. The Committee approved the awards and has discretion to determine any charges to the amount to be paid. Final recommendation of the Committee is approved by the board of directors. Amounts paid to the Named Executive Officer for 2006 are shown on the Summary Compensation Table—Non-Equity Incentive Plan Compensation column.

        Target bonuses are currently established at 70 percent of base salary for the Chief Executive Officer (CEO) and from 50 percent to 70 percent for the other Named Executive Officers. For the CEO and the Chief Financial Officer, the financial performance goals are based 80 percent on the Company's actual financial performance, against the corporate objectives for that year, and 20 percent on non-financial performance. This includes individual objectives that can be quantitative or qualitative. For all other executive officers, the performance measures are based 30 percent on the Company's actual financial performance, against the corporate objectives for that year, 50 percent on the actual performance of the corresponding business unit for which the executive is responsible, and 20 percent on the executive officer's performance, as established by the Committee.

        We also pay an annual bonus each December to all of our active employees, including the Named Executive Officers. This bonus is determined based on a non-performance predetermined formula and paid if the employee had worked more than 700 hours as of September 30 of each year and is an employee at the date of payment. The amount paid under this bonus approximates nine percent of base salary and, with respect to the bonus payable to the Named Executive Officers, is included in the bonus column of the Summary of Compensation Table.

  Retirement Programs

        Executive officers participate in our qualified and non-qualified employee retirement programs designed to provide retirement income. Our qualified and nont-qualified pension plans provide a retirement income base.

  Non-Qualified Deferred Compensation Plan

        The purpose of this program is to provide certain executives who elect to become participants with the opportunity of deferring a portion of their compensation to a later date and benefiting from the tax advantages related thereto.

  Long-Term Incentive Awards

        Historically, we have not made any long-term incentive awards to executives due to our status as a private company. Going forward, we believe that long-term incentives are an important and essential element that need to be offered as part of the total compensation program of the Company as a public entity to ensure our ability to attract, motivate, and retain top talent. As such, we intend to deliver long-term incentives to key management to accomplish a number of important objectives:

  •
  Align management and shareholder interests

  •
  Balance the short-term orientation of other compensation elements

  •
  Provide a variable portion of total compensation tied to long-term market and financial performance of the Company

  •
  Build executive stock ownership

  •
  Hold executives accountable for their long-term decisions

  •
  Reinforce collaboration across the Company

  •
  Retain key talent over the long term

  •
  Share success with those who directly impact our performance results

        Long-term incentives may be delivered through a variety of award types that we may adopt in the future, including: stock options, restricted stock/units, performance-based equity (performance shares), performance-based cash (performance cash), and other equity/non-equity award types (e.g., stock SARs/cash SARs). We intend to provide long-term awards through a combination of some of the above mentioned types of award.

  IPO and Annual Equity Awards

        In association with the planned IPO, and consistent with typical competitive practice, on the date of the closing of the initial public offering, we intend to deliver equity awards to selected officers, including the executive officers. The form of these awards is intended to be consistent with the ongoing annual long-term incentive awards that we intend to make in the future. For more information on these awards see "IPO Awards" on page 137.

        IPO and annual equity awards are intended to accomplish a number of important objectives:

  •
  Encourage a successful IPO event

  •
  Create an immediate and significant equity stake for senior managers

  •
  Strongly align management and shareholder interests by encouraging and rewarding market-based and financial operating performance of the Company

  •
  Recognize the historic lack of long-term incentive awards

  •
  Retain key management following the IPO

        At the time of each award, the Committee will determine the terms of the award, including, if appropriate, the performance period (or periods) and the performance objectives relating to the award of performance shares. At the conclusion of a performance share award performance period, the Committee will review actual performance versus the pre-established performance goals to determine whether the performance objectives were met in whole or in part, and the associated payment that may be due as a result.

Role of Executive Officers in Compensation Decisions

        The Committee makes all compensation decisions for Named Executive Officers of the Company. Decisions regarding the non-equity compensation of other executive officers are made by the the Chief Executive Officer. The CEO annually reviews the performance of each Named Executive Officer. The conclusions reached and recommendations based on these reviews, including with respect to salary adjustments and annual incentive award amounts, are presented to the Committee. The Committee approves the compensation of the Named Executive Officers, including the CEO, and makes recommendations for final approval to the board of directors.

  Compensation of Named Executive Officers for 2006

        As part of our strategic development, we announced in January 2006 that we were going to recommend to the shareholders to commence the process of becoming a public corporation. As part of that process, the Committee has been evaluating the different components of compensation of the executive officers. The purpose is to ascertain compensation at adequate levels (defined as total compensation targeted at median external pay levels) when compared with peer companies and to retain its executive officers.

        As part of the engagement of Cook, the Committee is reviewing each pay component to align compensation for the first time to that of similar companies. The main purpose is to assure that we have established a competitive compensation program. Based on the initial analysis, the main component of compensation we do not provide is a long-term incentive award program. The Committee is in the process of evaluating this component of the compensation. In addition, total compensation for the Named Executive Officers is below the median pay level of comparable companies at this moment.

  Base Salary

        In setting base salaries for 2006, the Committee considered the following factors:

  •
  The corporate budget, meaning our overall budget for base salary increases. The corporate budget was established based on planned performance for 2006. The objective of the budget is to allow salary increases to retain and motivate successful performers while maintaining affordability within the our business plan.

  •
  The relative pay differences for different job levels.

  •
  Individual performance base salary increases were driven by individual performance assessments.

  •
  Evaluation of peer group data specified to each executive position, where applicable. However, the Compensation Committee may exercise subjective judgment in determining final increases.

        In establishing Mr. Ruiz's base salary for 2006, the Committee applied the principles described above. In an executive session, the Committee assessed Mr. Ruiz's 2005 performance, based on established corporate goals and financial objectives. They considered the Company's and Mr. Ruiz's accomplishment of objectives that had been established at the beginning of the year, strategic direction of the Company and its own subjective assessment of his performance. The Committee approved the salary increase of Mr. Ruiz and recommended the increase to the board of directors, who also approved it.

        The salary increase of Mr. Román was determined based on the factors mentioned above. His increase was greater than the increase for other executives. His salary increase was necessary to recognize his performance, new requirements based on the aforementioned strategic direction of the Company, and to improve the competitive positioning of his pay.

        For all other Named Executive Officers salary increases were based on the aforementioned principles and in line with budget increases.

  Non-Equity Incentive Plan

        The non-equity incentive award for 2006 was based on the performance of the Company against the stated objectives. For 2006, our reported net income was $55 million, which exceeded the targeted level and reached the superior level. Also, total operating revenues, excluding net investment income, was $1.5 billion, which was just below targeted level.

        In February 2007, the Committee and the board of directors approved payments to the Named Executive Officers under the 2006 non-equity incentive plan, in the amounts set-forth below in the Summary Compensation Table. Payments were made within the parameters established.

Summary Compensation Table

Name and Principal Position	Year	Salary(1)	Bonus(2)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Non- Qualified Deferred Compensation Earnings(3)	All Other Compensation(4)	Total
Ramón M. Ruiz-Comas, President & CEO of Triple-S Management Corporation	2006	$492,274	$45,325	$386,020	$115,000	$72,868	$1,111,487
Juan José Román-Jiménez, Vice President of Finance & CFO of Triple-S Management Corporation	2006	285,000	26,325	165,758	35,000	21,474	533,557
Socorro Rivas-Rodríguez, President of Triple-S, Inc.	2006	380,500	35,079	299,895	175,000	67,595	958,069
Eva G. Salgado, President of Seguros Triple-S, Inc.	2006	264,500	24,446	207,664	48,000	28,802	573,412
Luis A. Marini-Mir President of Triple-C, Inc.	2006	223,700	20,706	138,856	48,000	40,782	472,044

(1)
Amounts represent base salary. Some of the Named Executive Officers deferred a portion of their salary under the non-qualified deferred salary plan, which was included in the Non-qualified Deferred Compensation Table.

(2)
Represents annual non-performance base bonus. Refer to the "Compensation Discussion and Analysis—Annual Cash Bonus" for detailed explanation.

(3)
The amounts represent the actuarial increase in the present value of the Named Executive Officer's benefits under the our pension plan, and the Supplemental Benefit Plan, further described below. The increase was calculated using the interest rate, discount rate and form of payment assumptions consistent with those used in our financial statements. The calculation assumes benefit commencement is at normal retirement age (65), and was calculated without respect to pre-retirement death, termination or disability. Earnings on deferred compensation are not reflected in this column because we do not provide above market or guarantee returns on non-qualified deferred compensation.

(4)
Other annual compensation consists of the following:

Name	Vehicles Allowance	Sick Leave & Vacation Paid(a)	Other
Ramón M. Ruiz-Comas	$18,322	$54,546	$—
Juan José Román-Jiménez	—	21,474	—
Socorro Rivas-Rodríguez	19,847	43,234	4,514
Eva G. Salgado	13,826	14,976	—
Luis A. Marini-Mir	15,692	21,725	3,365

  (a)
  We pay to all of our employees, including the Named Executive Officers, 90% of the sick leave license days not used during the year and the excess, if any, of vacation accrued over thirty days. Amounts included represent cash paid during 2006.

  Grants of Plan-Based Awards

        The following table outlines the non-equity incentive awards:

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)
Name
	Grant Date	Threshold	Target	Maximum
Ramón M. Ruiz-Comas	January 24, 2006	$275,673	$344,590	$516,888
Juan José Román-Jiménez	January 24, 2006	114,000	142,500	213,750
Socorro Rivas-Rodríguez	January 24, 2006	213,080	266,350	399,525
Eva G. Salgado	January 24, 2006	148,120	185,150	277,725
Luis A. Marini-Mir	January 24, 2006	98,428	123,035	184,553

(1)
In December 2005 the board of directors established the performance measures for purposes of determining the amounts payable for the year ended December 31, 2006. The amounts shown under the Threshold column assume that the lowest levels meet by the Company or business unit. The amount of the annual bonus can be zero if the lowest level is not achieved. Awards, if any, under this plan are payable in first quarter of the following year. Actual amounts paid for 2006 are reflected in the Summary Compensation Table—Non-Equity Incentive Plan Compensation column.

  Defined Benefit Retirement Plan

        The following table illustrates the present value of accumulated benefits and the number of years credited service for the Named Executive Officers under our Non-Contributory Retirement Program and Triple-S Management Corporation Supplemental Retirement Program.

PENSION BENEFITS TABLE

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit	Payments During Last Fiscal Year
Ramón M. Ruiz-Comas	Non-Contributory Retirement Program for Certain Employees of Triple-S Management Corporation	16.50	$365,000	—
	Triple-S Management Corporation Supplemental Retirement Program		435,000
Juan José Román-Jiménez	Non-Contributory Retirement Program for Certain Employees of Triple-S Management Corporation	10.98	140,000	—
	Triple-S Management Corporation Supplemental Retirement Program		20,000
Socorro Rivas-Rodríguez	Non-Contributory Retirement Program for Certain Employees of Triple-S Management Corporation	24.97	920,000	—
	Triple-S Management Corporation Supplemental Retirement Program		655,000
Eva G. Salgado	Non-Contributory Retirement Program for Certain Employees of Triple-S Management Corporation	9.89	200,000	—
	Triple-S Management Corporation Supplemental Retirement Program		31,000
Luis A. Marini-Mir	Non-Contributory Retirement Program for Certain Employees of Triple-S Management Corporation	8.91	300,000	—
	Triple-S Management Corporation Supplemental Retirement Program		6,000

        We sponsor a Non-Contributory Retirement Program for certain of our employees. The compensation covered by the pension plans is the annual salary as set forth in the Summary Compensation Table. We also have a Supplemental Retirement Program. This program covers benefits in excess of the Internal Revenue Service (IRS) limits that apply to the Non-Contributory Retirement Program, which is a qualified program under IRS rules. The following is a summary of the pension plans' provisions.

  Non-Contributory Defined-Benefit Pension Plan

  •
  Employees eligible for participation—Employees age 21 or older with one year of service with a Blue Cross and/or Blue Shield organization are eligible to participate. An employee becomes a Participant on the January 1 or July 1 coincident with or next following the completion of the age and service participation requirements.

    Employees of a subsidiary that participates in this Program are treated as employees of the Sponsoring Employer for purposes of this Program.

  •
  Average earnings—Highest average annual rate of pay from any five consecutive calendar year periods out of the last ten years. Each year's earnings are limited to $200,000 (as indexed). As permitted under the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), for purposes of calculating Final Average Earnings for participants who are employed on or after January 1, 2002, the $200,000 limit applied retroactively to the 1994 Program year. For 2006, the pension earnings are limited to $220,000.

  •
  Accrued benefit—Single life benefit equal to the following:

  •
  2% of Final Average Earnings multiplied by Plan and Association Service (defined as years worked by an employee working with the BCBSA)

  •
  up to 30 years, minus

  •
  Prior Plan benefit (if any)

    The Accrued Benefit cannot be less than the benefit calculated considering Employer Service only.

  •
  Normal retirement

  •
  Eligibility—Termination of employment after both the attainment of age 65 and after either the fifth anniversary of Program participation or completion of five years of Vesting Service.

  •
  Benefit—The Accrued Benefit payable at Normal Retirement Date.

    To be eligible for early retirement, termination of employment should occur after attaining age 55 with five years of Plan Service. The benefit will be the Accrued Benefit at Normal Retirement Date reduced using factors that are actuarially equivalent to the age 62 benefit. There is no reduction if retirement occurs after age 62.

    The Plan also has a special early retirement. To be eligible, the termination of employment should occur after attaining 30 years of Plan Service and election of immediate benefit commencement. The Accrued Benefit is calculated at date of termination with no early retirement reductions. This benefit replaces the Early Retirement benefit for those meeting the Special Early Retirement benefit eligibility.

  •
  Forms of payment—The normal form is a straight life annuity. The automatic form of payment for a single Participant is the normal form, and for a married Participant at the benefit commencement date there is a reduced qualified joint and survivor annuity, with 50% of the benefit continuing to the surviving spouse upon the earlier death of the Participant.

    In lieu of the automatic form of payment, a Participant may elect, with the proper spousal consent, one of the optional forms of annuity payment or, alternatively, a single lump sum payment.

  Supplementary Retirement Plan

  •
  Employees eligible for participation—Employees with Qualified Retirement Program (the Non-Contributory Retirement Program) benefits limited by the IRC maximum compensation and benefit limits are eligible to participate.

  •
  Final average earnings—The highest average annual rate of pay from any five consecutive calendar year periods out of the last ten years.

  •
  Accrued benefit—Single life benefit equal to the following:

  •
  2% of Final Average Earnings multiplied by Plan and Association Service up to 30 years, minus

  •
  Prior Plan benefit (if any), minus

  •
  Qualified Retirement Program Benefit

    The Accrued Benefit cannot be less than the benefit calculated considering Employer Service only.

  •
  Normal retirement

  •
  Eligibility—Termination of employment after both the attainment of age 65 and after either the fifth anniversary of Program participation or completion of five years of Vesting Service.

  •
  Benefit—The Accrued Benefit payable at Normal Retirement Date.

  •
  Early retirement

  •
  Eligibility—Termination of employment after attaining age 55 with five years of Plan and Association Service.

  •
  Benefit—The Accrued Benefit at Normal Retirement Date reduced using factors that are actuarially equivalent to the age 62 benefit. No reduction if retirement occurs after age 62.

  •
  Special early retirement

  •
  Eligibility—Termination of employment after attaining 30 years of Plan and Association Service and election of immediate benefit commencement.

  •
  Benefit—This benefit replaces the Early Retirement benefit for those meeting the Special Early Retirement benefit eligibility.

  •
  Forms of payment—The normal form is a straight life annuity. The automatic form of payment for a single Participant is the normal form and for a married Participant at the benefit commencement date is a reduced qualified joint and survivor annuity, with 50% of the benefit continuing to the surviving spouse upon the earlier death of the Participant.

  Non-Qualified Deferred Compensation Table

        The following table presents the non-qualified deferred compensation for the Named Executive Officers:

Name	Executive Contribution Last Fiscal Year	Registrant Contribution in Last Fiscal Year	Aggregate Earnings in Last Fiscal Year	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year
Ramón M. Ruiz-Comas	$13,200	—	$10,536	$(12,028)	$228,528
Juan José Román-Jiménez	20,500	—	3,316	(4,248)	80,706
Socorro Rivas-Rodríguez	16,644	—	49,637	(55,634)	1,057,038
Eva G. Salgado	—	—	—	—	—
Luis A. Marini-Mir	30,000	—	11,511	(13,512)	256,729

        Participants may elect to defer up to twenty percent (20%) of gross annual cash compensation under the Program. They forfeit all rights to the compensation deferred until the occurrence of any of the following events:

  •
  Upon termination of employment

  •
  Retirement

  •
  Six (6) months of continued disability

  •
  Death of Participant

  •
  An elected fixed date occurring after the 5th but not later than the 25th anniversary of deferral

2007 Incentive Plan

        The following is a summary of the Triple-S 2007 Incentive Plan (which we refer to as the Plan), under which we will be able to grant equity-based and other awards.

        Plan Term.    The Plan will have a 10-year term, subject to earlier termination by our board.

        Authorized Shares.    Subject to adjustment, up to 4,700,000 of the shares of our common stock outstanding after this offering will be available for awards to be granted under the Plan. No participant in the Plan may receive stock options and stock appreciation rights in any calendar year that relate to more than 600,000 shares of our common stock. Shares of common stock to be issued under the Plan may be made available from authorized but unissued common stock or common stock that we acquire.

        If an award (other than a substitute award as defined below) terminates, is forfeited, cancelled or settled for cash then the shares covered by such award will again be available for issuance under the Plan. In addition, shares tendered or withheld in payment of an exercise price or for withholding taxes also will again be available for issuance under the Plan. Shares of our common stock underlying substitute awards shall not reduce the number of such shares available for delivery under the Plan. A "substitute award" is any award granted in assumption of, or in substitution for, an outstanding award previously granted by a company acquired by us or with which we combine.

        Administration.    Our Compensation Committee will administer the Plan and will have authority to select individuals to whom awards are granted, determine the types of awards and number of shares covered, and determine the terms and conditions of awards, including the applicable vesting schedule, performance conditions, and whether the award will be settled in cash, shares or a combination of the two.

        Types of Awards.    The Plan will provide for grants of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, deferred shares, performance awards, including cash bonus awards, and other stock-based awards.

  •
  Stock options.  An option is the right to purchase shares of common stock at a future date at a specified exercise price. The per share exercise price of options will be determined by the Committee but may not be less than the closing price of a share of our common stock on the date of grant (other than a substitute award). The Committee determines the date after which options may be exercised in whole or in part, and the expiration date of each option. However, no option award will be exercisable after the expiration of 10 years from the date the option is granted.

  •
  Stock appreciation rights.  A stock appreciation right is a contractual right granted to the participant to receive, in cash or shares, an amount equal to the appreciation of one share of common stock from the date of grant. Any stock appreciation rights will be granted subject to the same terms and conditions applicable to options, as described above.

  •
  Restricted stock/restricted stock units.  Shares of restricted stock are shares of our common stock subject to restrictions on transfer and a substantial risk of forfeiture. A restricted stock unit consists of a contractual right denominated in shares of our common stock which represents the right to receive the value of a share of common stock at a future date, subject to certain vesting and other restrictions. While we currently intend that these awards generally will provide at least a 3-year vesting period if vesting is based on continued employment (1 year if based on achievement of performance objectives), restricted stock and restricted stock units will be subject to restrictions and such other terms and conditions as the Compensation Committee may determine, which restrictions and such other terms and conditions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Compensation Committee may deem appropriate.

  •
  Deferred shares.  An award of deferred shares entitles the participant to receive shares of our common stock upon the expiration of a specified deferral period. In addition, deferred shares may be subject to restrictions on transferability, forfeiture and other restrictions as determined by the Compensation Committee.

  •
  Other awards:  The Compensation Committee is authorized to grant other stock-based awards, either alone or in addition to other awards granted under the Plan. Other awards may be settled in shares, cash, awards granted under the Plan or any other form of property as the Compensation Committee determines.

        Eligibility.    All our employees and members of our board of directors will be eligible to participate in the Plan.

        Adjustments.    The Compensation Committee shall adjust the terms of any outstanding awards and the number of shares of common stock issuable under the Plan for any change in shares of our common stock resulting from a stock split, reverse stock split, stock dividend, spin-off, combination or reclassification of our common stock, an issuance of shares pursuant to the anti-dilution provisions of the Class B common stock or any other event that affects our capitalization if the Compensation Committee determines an adjustment is equitable or appropriate.

        Performance Awards.    The Plan will provide that grants of performance awards, including cash-denominated awards and (if determined by the Compensation Committee) restricted stock, restricted stock units or other stock-based awards, will be made based upon, and subject to achieving, certain "performance objectives". Performance objectives with respect to those awards that are intended to qualify as "performance-based compensation" for purposes of Section 162(m) of the Internal Revenue Code are limited to premiums earned; net sales; revenue; revenue growth or product revenue growth; operating income (before or after taxes); pre- or after-tax income (before or after allocation of corporate overhead and bonus); net earnings; earnings per share; net income (before or after taxes); return on equity; total shareholder return; return on assets or net assets; appreciation in and/or maintenance of share price; market share; gross profits; earnings (including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and amortization); economic value-added models or equivalent metrics; comparisons with various stock market indices; reductions in costs; cash flow or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital); cash flow return on investment; improvement in or attainment of expense levels or working capital levels; operating margins, gross margins, net margin or cash margin; year-end cash; debt reductions; shareholder equity; market share; regulatory achievements; and implementation, completion or attainment of measurable objectives with respect to research, development, products or projects and recruiting and maintaining personnel. The maximum number of shares of our common stock subject to a performance award in any fiscal year is 150,000 shares and the maximum amount that can be earned in respect of a performance award denominated in cash or value other than shares on an annualized basis is $3.0 million.

        Termination of Service and Change in Control.    The Compensation Committee will determine the effect of a termination of employment and a change in control (as defined in the Plan) or service on awards granted under the Plan.

        Amendment, Modification and Termination.    Our board may from time to time suspend, discontinue, revise or amend the Plan and the Compensation Committee may amend the terms of any award in any respect, provided that no such action will adversely impair or affect the rights of a holder of an outstanding award under the Plan without the holder's consent, and no such action will be taken without shareholder approval, if required by the rules of the stock exchange on which our shares are traded.

  IPO Awards

        Shown in the table below are the number of shares covered by the 2007 Incentive Plan stock option, restricted stock and performance share awards for the Named Executive Officers listed in the Summary Compensation Table above.

	Stock Option(1)	Restricted Stock	Performance Shares
Ramón M. Ruíz-Comas	397,059	66,176	66,176
Juan José Román-Jiménez	132,353	22,059	22,059
Socorro Rivas-Rodríguez	132,353	22,059	22,059
Eva G. Salgado	39,706	6,618	6,618
Luis A. Marini-Mir	18,529	3,088	3,088
Others	132,353	22,054	22,054

Total grants to all persons upon IPO	852,353	142,054	142,054

    (1)
    Exercisable at the initial price to the public in this offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Certain of our directors and executive officers have immediate family members who are employed by us or our subsidiaries. The compensation of these family members is established in accordance with the employment and compensation practices applicable to employees with equivalent qualifications and responsibilities and holding similar positions.

        In the ordinary course of business, our subsidiaries provide insurance to a number of our individual directors and executive officers, to the medical practices of such directors, and to members of their respective immediate families. Our subsidiaries also provide insurance to Méndez & Co., Inc., Clínica Las Américas Guaynabo, Palmas del Mar Properties, Inc., Pan Pepin (a wholly owned subsidiary of B Fernandez & Hermanos Holding), Vernet, Inc. and Kevane Grant Thorton, LLP. Certain directors and nominees have material ownership interests in or occupy senior positions at these entities, including as President and Director. The aggregate amount paid to our subsidiaries for services to these entities in 2006 amounted to approximately $3,700,000. The terms on which we provide insurance to related parties are substantially the same as the terms offered to unrelated parties.

        Some of our directors are also service providers of Triple-S, Inc. in the ordinary course of their business as physicians and dentists. Some of our directors, their immediate family members and affiliated entities received more than $120,000 in compensation for services as healthcare providers for one of our subsidiaries. Dr. Wilmer Rodríguez-Silva, chairman of the board of directors, received approximately $147,300 and Dr. Porfirio Díaz-Torres and members of his immediate family received approximately $407,300 in 2006. Clínica Las Américas Guaynabo, a medical clinic of which Dr. Arturo Córdova-López is Medical Director and a principal shareholder, received total payments from TSI of approximately $1,593,000 in 2006. San Jorge Children's Medical Specialties, a medical group of which Dr. Luis A. Clavell-Rodríguez is the managing partner and controlling shareholder, received total payments from TSI of approximately $534,930 in 2006. San Jorge Children's Hospital, a hospital at which Dr. Luis A. Clavell-Rodríguez is the Chief Medical Officer, received total payments from TSI of approximately $12,776,500 in 2006. The terms of the provider agreements with Triple-S, Inc. pursuant to which the above payments were made are the same as the terms of the provider agreements of physicians and healthcare organizations who are not directors or affiliated with directors.

        While we periodically monitor transactions with related persons, we have not adopted a formal written policy regarding the review, approval or ratification of transactions with related persons. On an annual basis, each of our directors and executive officers is obligated to complete a Director and Officer Questionnaire that requires disclosure of any transactions with us in which the director or executive officer, or any member of his or her immediate family, have a direct or indirect material interest.

PRINCIPAL AND SELLING SHAREHOLDERS

        As of the date of this prospectus, there is no person, persons, entity or entities which, by itself or as a group, as these terms are defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, are beneficial owners of five percent (5%) or more of the shares of our common stock.

        As of September 30, 2007, we had 26,772,000 shares of common stock outstanding. Prior to the adoption of our amended and restated articles of incorporation (the articles), which became effective on February 21, 2007, the ownership of our common stock by persons that were not physicians, dentists or certain limited healthcare institutions was prohibited and no shareholder was permitted to own more than 63,000 shares of our common stock, giving effect to the 3,000-for-one stock split effected by us on May 1, 2007, or 5% or more of our shares of common stock. The articles eliminated the requirement that our shareholders be physicians, dentists or certain limited healthcare institutions, and replaced the numerical ownership limitation with the less restrictive limitations described in "Description of Capital Stock—Limitations on Ownership of Common Stock in our Articles".

Stock Ownership Of Directors And Executive Officers

        Beneficial ownership is determined according to the rules of the SEC, and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options that are currently exercisable or exercisable within 60 days. The following table shows the beneficial ownership of our common stock by our directors and certain executive officers as of September 30, 2007, and the number of shares beneficially owned by all directors and executive officers as a group:

Name and Position	Amount and Nature of Beneficial Ownership	Percent of Class(1)
Wilmer Rodríguez-Silva, M.D., Chairman of the Board	45,000	‡
Vicente J. León-Irizarry, C.P.A., Vice-Chairman of the Board	0	‡
Valeriano Alicea-Cruz, M.D., Director	6,000	‡
José Arturo Álvarez-Gallardo, Director	0	‡
Luis A. Clavell-Rodríguez, M.D., Director	51,000	‡
Arturo R. Córdova-López, M.D., Director	3,000	‡
Carmen Ana Culpeper-Ramírez, Director	0	‡
Porfirio E. Díaz-Torres, M.D., Director(2)	15,000	‡
Antonio F. Faría-Soto, Director	0	‡
Manuel Figueroa-Collazo, P.E., Ph.D., Director	0	‡
José Hawayek-Alemañy, M.D., Director(3)	96,000	‡
Wilfredo López-Hernández, M.D., Director	6,000	‡
Jaime Morgan-Stubbe, Esq., Director	0	‡
Roberto Muñoz-Zayas, M.D., Director	63,000	‡
Miguel A. Nazario-Franco, Director	0	‡
Juan E. Rodríguez-Díaz, Esq., Director	0	‡
Jesús R. Sánchez-Colón, D.M.D., Director(4)	72,000	‡
Adamina Soto-Martínez, C.P.A., Director	0	‡
Ramón M. Ruiz-Comas, C.P.A.†, President, Chief Executive Officer, and Director	0	‡
Arturo Carrión-Crespo, C.P.A., Executive Officer	0	‡
Luis A. Marini-Mir, D.M.D., Executive Officer	3,000	‡
Roberto Morales-Tirado, Esq., Executive Officer	0	‡
Socorro Rivas-Rodríguez, C.P.A., Executive Officer	0	‡
Juan Jose Rodríguez-Gilibertys, Esq., Executive Officer	0	‡
Juan J. Román-Jiménez, C.P.A., Executive Officer	0	‡
Eva G. Salgado-Micheo, Executive Officer(5)	18,000	‡
Carlos Torres-Diaz, Executive Officer	0	‡

All our directors and executive officers as a group (27 persons)(6)	378,000	1.4%

(1)
Based on the number of shares of common stock as of September 30, 2007.

(2)
Includes 6,000 shares of common stock owned by the spouse of Dr. Díaz-Torres.

(3)
Includes 63,000 and 3,000 shares of common stock owned by Dr. Hawayek-Alemañy's mother-in-law and brother-in-law, respectively.

(4)
Includes 15,045 shares of common stock owned by the spouse of Dr. Sánchez, 20,820 shares of common stock owned by his mother-in-law and 33,135 shares of common stock owned by his brothers and sisters-in-law.

(5)
Includes 18,000 shares of common stock owned by Ms. Salgado-Micheo's father-in-law.

(6)
Includes 159,000 shares owned by relatives of the parties named above.

†
CPA Ramón M. Ruiz-Comas is the President and Chief Executive Officer. Pursuant to our articles and bylaws, the President must be a member of the board of directors as long as such person is serving as President.

‡
Less than one percent.

Selling shareholders

        The table attached hereto as Annex A contains information with respect to the beneficial ownership of our common stock by the selling shareholders immediately prior to the completion of this offering and as adjusted to reflect the sale of the shares of common stock pursuant to this offering, including the sale of shares pursuant to the overallotment option. Before this offering, the selling shareholders beneficially owned an aggregate of 19,247,300 shares of common stock, or 71.7% of the outstanding common stock before this offering. The selling shareholders are selling an aggregate of 10,783,241 shares of common stock in this offering. After this offering, the selling shareholders will beneficially own an aggregate of 8,464,059 shares of common stock, or 26.3% of the outstanding common stock after this offering, assuming the full exercise of the overallotment option. To our knowledge, the selling shareholders have sole voting and investment power with respect to their shares of common stock listed.

DESCRIPTION OF CAPITAL STOCK

        The following description of capital stock reflects our articles of incorporation and bylaws as they are expected to be in effect upon the completion of this offering.

        Our articles will provide that, upon completion of this offering, we will have two classes of common stock: Class A common stock and Class B common stock. Except for the conversion provision applicable to shares of Class A common stock as described under "—Description of Common Stock—Conversion" below and the anti-dilution rights of the Class B shareholders, as described under "—Anti-Dilution Rights" below, the rights of the two classes of common stock will be identical. Shares of Class A common stock will not be listed on the New York Stock Exchange, although they may under some circumstances be converted into Class B common stock.

        Our authorized capital stock consists of 100,000,000 shares of common stock, $1.00 par value per share, and 100,000,000 shares of preferred stock, $1.00 par value per share. Immediately following the consummation of this offering, our authorized common stock will be divided into two classes, which will consist of

  •
  100,000,000 shares designated as Class A common stock, and

  •
  100,000,000 shares designated as Class B common stock.

        As of September 30, 2007, we had outstanding 26,772,000 shares. These shares were held of record by 1,883 shareholders. All of these shares will become shares of Class A common stock upon consummation of this offering, with the exception of those shares sold in this offering, which will become shares of Class B common stock at that time. We expect that all shares issued by us in this offering and in the future, including pursuant to our equity compensation plan, will be shares of Class B common stock, however, we intend that any shares issued by us in respect of the possible claims described below under "—Anti-Dilution Rights" will be shares of Class A common stock. As discussed under "—Description of Common Stock—Conversion" below, subject to the approval of our board of directors, some of the remaining shares of Class A common stock may be converted into shares of Class B common stock after the first anniversary of the completion of this offering and the remainder after the fifth anniversary of the completion of this offering (or earlier under limited circumstances). There were no shares of preferred stock outstanding as of September 30, 2007.

        We refer you to our articles and bylaws, both of which have been filed as exhibits to the registration statement of which this prospectus forms a part, and the applicable provisions of the Puerto Rico General Corporations Law (PRGCL).

        Certain provisions of Puerto Rico law and our articles and bylaws discussed below could make it more difficult to acquire our company by means of a tender offer, a proxy contest or otherwise or to effect other change in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that shareholders may otherwise consider to be in their best interests or our best interests.

Anti-Dilution Rights

        As described under "Risk Factors—Certain of our current and former providers may bring materially dilutive claims against us" and "Risk Factors—Heirs of certain of our former shareholders may bring materially dilutive claims against us", we may be subject to claims by providers who entered into share acquisition agreements with us and/or by certain non-medical heirs of former shareholders. These claimants may seek to require us to issue shares of our common stock or common stock of our managed care subsidiary, TSI, at a discount to market or fair value. We believe that we should prevail in litigation of any judicial claims that are commenced with respect to these matters; however, we cannot predict the outcome of any such litigation, including with respect to the magnitude of any claims that may be asserted by any plaintiff, and the interests of our shareholders could be materially diluted to the extent that any of these potential claims is successful.

        In order to seek to protect purchasers of Class B common stock in this offering and subsequent investors in the Class B common stock from the potentially dilutive effect of any such issuance of shares at a discount to market or fair value, we have adopted a dual class structure for our common stock, which will take effect upon consummation of this offering. The purpose of the dual class structure is to minimize the dilution risk to the Class B shareholders arising out of such an issuance.

        Upon the issuance of any of our shares of common stock (each a "claimant share") for a purchase price of less than the closing sale price of a share of Class B common stock on the NYSE on the trading day next preceding our first public announcement that such claimant share would be issued (i) in respect of a claim against us under any share acquisition agreement or (ii) to any purported non-medical heir of one of our predecessor entities' or TSI's predecessor entities' former shareholders whose shares were cancelled following the holder's death, in respect of any purported right of such non-medical heir to receive, by way of testate or intestate transfer or otherwise, the shares owned by such shareholder at the time of his or her death, each holder of a share of Class B common stock immediately prior to such issuance (an "original share of Class B common stock") shall be entitled to receive as a distribution from us such number of newly-issued or treasury fully paid and non-assessable shares of Class B common stock as is necessary to maintain ownership of the approximate market value represented by the original share of Class B common stock immediately prior to our first public announcement of the planned issuance of the claimant share.

        The number of new or treasury shares of Class B common stock issued in respect of each original share of Class B common stock shall be determined according to the following formula:

DR =	(CAO + X) (CAO + Y)

        Where:

    DR = the number of shares of Class B common stock that a holder of one original share of Class B common stock would be entitled to hold following the issuance of one or more claimant shares;

    CAO = the number of shares of Class A common stock outstanding immediately prior to the date on which such claimant shares are issued;

    X = the aggregate number of such claimant shares issued; and

    Y = the number of shares of common stock equal to the quotient of (a) the aggregate consideration paid for such claimant shares and (b) the average of the closing sale prices of shares of Class B common stock on the NYSE for the 10 consecutive trading days ending on the NYSE trading day immediately preceding the date on which the planned issuance of the claimant shares was first publicly announced by us.

        For purposes of the foregoing, our board of directors shall determine in its sole discretion all matters of fact relevant to the application of the previously described anti-dilution rights, including, but not limited to, (i) the date of our first public announcement of any issuance of a claimant share, (ii) whether any claimant share was issued for less than the applicable closing sale price of our shares of Class B common stock, and (iii) the value of the consideration paid, if other than cash, in respect of claimant shares issued.

        It is our expectation and assumption that any claimant shares issued shall be shares of Class A common stock; however, there can be no assurance that claimants will not seek and obtain shares of Class B common stock. See "Risk Factors—The dual class structure may not successfully protect against significant dilution of your shares of Class B common stock".

        Upon the issuance of any share of TSI (a "TSI claimant share") for a purchase price of less than the fair value of such share in respect of a claim against TSI under any share acquisition agreement, each holder of a share of Class B common stock at the close of business on the trading day immediately prior to such issuance (a "pre-TSI issuance share of Class B common stock") shall be entitled to receive as a distribution from us such number of newly-issued or treasury fully paid and non-assessable shares of Class B common stock as is necessary to maintain the value of the ownership interest in us represented by the pre-TSI issuance share of Class B common stock immediately prior to our first public announcement of the planned issuance of the TSI claimant share.

        The number of new or treasury shares of Class B common stock issued in respect of each pre-TSI issuance share of Class B common stock shall be determined according to the following formula:

X =	OA (MC - VA) OB (VA - VO)

        Where:

    X = the number of shares of Class B common stock a holder of one pre-TSI issuance share of Class B common stock would be entitled to hold following the issuance of one or more TSI claimant shares;

    OA= the number of shares of Class A common stock outstanding immediately prior to such issuance;

    OB = the number of shares of Class B common stock outstanding immediately prior to such issuance;

    MC = our market capitalization immediately prior to the first public announcement of such issuance, calculated as the closing price per share of Class B common stock on the NYSE on the NYSE trading day next preceding such announcement, multiplied by the total number of shares of Class B common stock and Class A common stock outstanding on that day;

    VA = MC multiplied by the percentage of our common stock capital represented by the shares of Class A common stock; and

    VO = the difference between the fair value of the TSI claimant shares issued and the total consideration paid for such TSI claimant shares.

        Provided, that in any case in which VA - VO is less than $0.01, VA - VO shall be deemed to be $0.01.

        For purposes of the foregoing, our board of directors shall determine, in its sole discretion, all matters of fact relevant to the application of the previously described anti-dilution rights, including, but not limited to, (i) each of the values in the foregoing formula, (ii) whether a TSI claimant share was issued for less than fair value and (iii) the value of the consideration paid, if other than cash, in respect of TSI claimant shares issued.

        In the event that claimants are issued shares of our managed care subsidiary, TSI, at less than fair value, we will not be able to prevent dilution of the value of the Class B shareholders' ownership interest in us to the extent that the net value received by such claimants exceeds the value of our outstanding shares of Class A common stock.

        Any fractional shares of Class B common stock resulting from any issuance of shares pursuant to the anti-dilution rights of the Class B common stock shall be aggregated with all other fractional shares resulting from the issuance of shares pursuant to such rights on the same day and sold on the open market by the transfer agent for the shares of Class B common stock or such other agent as may be designated by the board of directors in its sole discretion. The proceeds of such sale will be distributed to the registered holders of shares of Class B common stock to whom such fractional shares would have been issued, in proportion to such holders' entitlement to such fractional shares.

        There can be no assurance that these provisions will successfully protect holders of shares of Class B common stock from the material dilution that may result from judicial claims. For a description of the risks and limitations of the dual class structure, see "Risk Factors—The dual class structure may not successfully protect against significant dilution of your shares of Class B common stock".

Description of Common Stock

        Holders of our common stock do not have any preemptive rights to become subscribers or purchasers of additional shares of any class of our capital stock. The rights and preferences of holders of our common stock will be junior to the rights of holders of any series of preferred stock that we may designate and issue in the future.

        Voting Rights.    Each share of common stock is entitled to one vote on every matter properly submitted to the shareholders for their vote. There shall be no cumulative voting of a class or series of capital stock in the election of our directors.

        Dividends.    Subject to the preferential rights, if any, of holders of any outstanding shares of preferred stock, the holders of common stock will be entitled to receive ratably such dividends, if any, as the board of directors may declare on the common stock out of funds legally available for that purpose.

        Conversion.    At any time after the first anniversary of the completion of this offering, our board of directors may, in its sole discretion and after considering relevant factors, including market conditions at the time, cause our Class A common stock to be converted to Class B common stock, including in connection with one or more underwritten public offerings; provided, that the aggregate number of shares of Class A common stock that may be converted, together with all shares of Class A common stock that shall have been converted on any prior occasion, shall be limited to two-thirds of the number of shares of common stock outstanding immediately prior to the consummation of this offering. In addition, at any time after the fifth anniversary of the completion of this offering, or such earlier date after the first anniversary of the completion of this offering as all claims with respect to which anti-dilution protections are afforded to Class B common stock have been resolved, all or any portion of our Class A common stock may, at the sole discretion of our board of directors and after considering relevant factors, including market conditions at the time, be converted to Class B common stock, at which time the anti-dilution protections described under "—Anti-Dilution Rights" will terminate. Our Class B common stock is not convertible into any other shares of our capital stock.

        Restrictions on Transfer.    Pursuant to agreements with 1,324 of our Class A shareholders, until the one year anniversary of this offering, up to 12,723,300 shares of our Class A common stock will not be transferable except by gift, devise or intestate succession. We may require the delivery of a legal opinion that any such proposed transfer complies with such agreements.

        Liquidation.    Subject to the preferential rights, if any, of any outstanding shares of preferred stock, upon our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in that portion of our assets that shall be available for distribution to the holders of such class or series.

        Special Meetings of Shareholders.    Special meetings of our shareholders may be called by the Chairman of the board, a majority of the board of directors, or shareholders who hold 25% of the registered voting shares.

        Advance Notice Requirements for Shareholder Proposals Other than Nomination of Directors.    Our bylaws provide that shareholders must deliver a written notice to our corporate secretary regarding proposals to be voted on by the shareholders (i) in the case of an annual meeting, not later than 120 days nor earlier than 150 days prior to the first anniversary of the preceding year's annual meeting; provided that if the date of the annual meeting is more than 30 days before or more than 60 days after this anniversary date, the proposing shareholder must deliver the notice not later than the 10th day following the day on which we announce the date of the annual meeting, or (ii) in the case of a special meeting of shareholders, not earlier than 150 days prior to such special meeting and not later than the later of 120 days prior to such special meeting or the 10th day following the day on which we announce the date of the special meeting.

        Advance Notice Requirements for Director Nominations.    Our bylaws provide that in order for an individual who is not nominated for election as a director by the nominations committee of our board of directors to be a qualified candidate:

  •
  the individual must be nominated for an election to be held at an annual meeting of shareholders or a special meeting of shareholders held for the purpose of electing directors;

  •
  the individual must be nominated by a shareholder of record on the record date for the meeting; and

  •
  the nominating shareholder must have written notice delivered to or mailed and received at our principal executive offices (i) in the case of an annual meeting, not later than 120 days nor earlier than 150 days prior to the first anniversary of the preceding year's annual meeting; provided that if the date of the annual meeting is more than 30 days before or more than 60 days after this anniversary date, the proposing shareholder must deliver the notice not later than the 10th day following the day on which we announce the date of the annual meeting, or (ii) in the case of a special meeting of shareholders, not earlier than 150 days prior to such special meeting and not later than the later of 120 days prior to such special meeting or the 10th day following the day on which we announce the date of the special meeting.

        Amendments; BCBSA Approval Requirement.    Our board of directors shall have the power to amend our bylaws by the vote of a majority of the whole board of directors. Our shareholders shall have the power to amend our bylaws by the vote of at least a majority of the holders of the then issued and outstanding shares of capital stock entitled to vote thereon. Notwithstanding anything contained in the bylaws to the contrary, the approval of the BCBSA (unless each and every License Agreement with BCBSA to which we shall be subject shall have been terminated) shall be required to amend (i) the prohibition on cumulative voting in the election of directors, (ii) the requirement that directors comply with BCBSA rules, (iii) the requirement that the members of certain committees not be employees of us or our subsidiaries as required by BCBSA, (iv) the provision that failure to comply with BCBSA rules will be considered just cause for the removal of a director and (v) this approval requirement. The term "whole board of directors" means the total number of Directors which we would have as of the date of such determination if the board of directors had no vacancies.

        Cumulative Voting.    Our articles and bylaws prohibit cumulative voting for the election of directors.

Board of Directors

        Classification.    Our board of directors is divided into three classes serving staggered three year terms. See "Management—Composition of the Board of Directors".

Limitations on Ownership of Common Stock in Our Articles

        Our license agreements with BCBSA require, as a condition to our retention of the licenses, that our articles contain certain provisions, including limitations on the ownership of our common stock. Our articles provide that no person may beneficially own shares of our voting capital stock in excess of the specified BCBSA ownership limit (the BCBSA ownership limit). The BCBSA ownership limit, which may not be exceeded without prior approval of the BCBSA, is the following:

  •
  for any "Institutional Investor", one share less than 10% of our outstanding voting securities;

  •
  for any "Noninstitutional Investor", one share less than 5% of our outstanding voting securities; and

  •
  for any person, one share less than 20% of the number of shares of common stock issued or outstanding or any combination of shares that represents 20% or more of the ownership interest in our company.

        "Institutional Investor" means any person if (but only if) such person is identified in Rule l3d-l(b)(l)(ii) under the Exchange Act, provided that every filing made by such person with the SEC under Regulation 13D-G (or any successor Regulation) under the Exchange Act with respect to such person's beneficial ownership of capital stock by such person shall have contained a certification identical to the one required by Item 10 of Schedule 13G, or such other affirmation as shall be approved by the BCBSA and the board of directors.

        "Noninstitutional Investor" means any person that is not an Institutional Investor.

        Any transfer of stock that would result in any person beneficially owning shares of capital stock in excess of the ownership limit will result in the intended transferee acquiring no rights in such shares (with certain exceptions) and the person's shares will be deemed transferred to an escrow agent to be held until the shares are transferred to a person whose ownership of shares will not violate the ownership limit. These provisions prevent a third party from obtaining control of our company without obtaining the prior approval of our continuing directors and the 75% supermajority vote of our shareholders required to amend these provisions of our articles and may have the effect of discouraging or even preventing a merger or business combination, a tender offer or similar extraordinary transaction involving us.

Limitation of Liability of Directors and Officers.

        Our articles provide that the personal liability of our directors for monetary damages due to breaches of their fiduciary duties will be eliminated, except for liability:

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  for any breach of the director's duty of loyalty to us or our shareholders;

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  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

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  for an improper payment of a dividend or an improper purchase or redemption of our stock, in contravention of the PRGCL; and

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  for any transaction from which the director derived an improper personal benefit.

Indemnification of Directors and Officers.    The PRGCL contains detailed and comprehensive provisions providing for indemnification of directors and officers of Puerto Rico corporations against expenses, judgments, fines and settlements in connection with litigation. Under the PRGCL, such indemnification is available if it is determined that the proposed indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        Our articles provide that every person who:

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  is or was a director, officer or employee; or

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  is or was a director, officer, employee or agent of any other enterprise, serving as such at our request;

will be indemnified to the fullest extent permitted by law for all expenses and liabilities in connection with any proceeding involving the person in this capacity.

Advancement of Expenses; Reimbursement of Expenses.    To the extent permitted by the PRGCL, our articles provide that certain expenses incurred in defending various types of claims may be advanced by us. In addition, attorney's fees incurred by any of our directors or officers in enforcing any such person's indemnification rights will be reimbursed by us to such directors and officers if it is ultimately determined that they were entitled to indemnification by us.

Indemnification of Officers and Directors.    Our articles also permit us to secure insurance on behalf of any officer, director or employee for any liability asserted against or incurred by these individuals in their capacity, or arising out of their status, regardless of whether other provisions of our articles would permit indemnification. However, we do not have to indemnify for any amounts which have been paid directly to such person by insurance maintained by us, and any indemnification provided pursuant to the indemnification section of our articles cannot be used as a source of contribution to, or as a substitute for, any indemnification obligation available from another entity. Indemnification will not be given if the amounts are covered by another indemnification obligation or by insurance coverage.

Puerto Rico Insurance Laws

        For a discussion of how Puerto Rico insurance laws affect our share capital, please see "Regulation—Puerto Rico Insurance Laws".

Listing

        We have applied to list our common stock on the NYSE under the symbol "GTS".

Transfer Agent and Registrar

        Upon completion of the offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company. Its address is 59 Maiden Lane, New York, New York 10038 and its telephone number at this location is (212) 936-5100.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have issued and outstanding an aggregate of 14,000,000 shares of Class B common stock and 17,856,000 shares of Class A common stock, assuming no exercise of the underwriters' over-allotment option. All of such shares will be freely tradable without restriction or further registration under the Securities Act, except for such shares of Class A common stock as are subject to the contractual restrictions on transfer described under "Description of Capital Stock", and except for any shares of either class held by our affiliates as that term is defined in Rule 144 under the Securities Act. We estimate that less than 1% of our shares will be held by affiliates and that approximately 71.3% of our shares of Class A common stock will be subject to such transfer restrictions upon completion of this offering. Our shares of Class A common stock will not be listed on the NYSE and are not fungible with our shares of Class B common stock. However, after the one year anniversary of this initial public offering, our board of directors may in its discretion cause up to approximately half of the shares of Class A common stock outstanding at that time to convert to shares of Class B common stock in connection with an underwritten public offering of such shares of Class A common stock.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

U.S. Federal Income Tax Considerations

        The following is a discussion of the material U.S. federal income tax considerations relevant to the acquisition, ownership and disposition of shares of Class B common stock by U.S. Holders, as defined below, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person's decision to acquire such securities. The discussion applies only if you hold shares of Class B common stock as a capital asset for tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

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  certain financial institutions;

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  regulated investment companies and real estate investment trusts;

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  insurance companies;

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  dealers and traders in securities or foreign currencies;

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  persons holding shares of Class B common stock as part of a hedge, straddle, conversion transaction or other integrated transaction;

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  persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

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  partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

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  persons liable for the alternative minimum tax;

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  certain former residents of the United States; or

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  tax-exempt organizations.

        This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date of this offering. These laws are subject to change, possibly on a retroactive basis. Please consult your own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of Class B common stock in your particular circumstances.

        As used herein, the term "U.S. Holder" means a beneficial owner of shares of Class B common stock that is for U.S. federal income tax purposes:

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  a citizen or resident of the United States;

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  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

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  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

        The term "U.S. Holder" does not include individual Puerto Rico residents who are not citizens or residents of the United States, nor does it include Puerto Rico corporations or other Puerto Rico entities taxable as corporations. As used herein, the term "Puerto Rico U.S. Holder" means an individual U.S. Holder who is a bona fide resident of Puerto Rico during the entire taxable year (or, in some cases, a portion thereof) within the meaning of Section 933 of the Code.

  Taxation of Distributions

        Subject to the controlled foreign corporation rules, related person insurance income rules and passive foreign investment company rules, each described below, distributions paid on shares of Class B common stock, other than certain pro rata distributions of shares of Class B common stock (including any distributions of shares of Class B common stock in respect of anti-dilution rights, as discussed below), will be treated as a dividend to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to applicable limitations and the discussion below concerning Puerto Rico U.S. Holders, dividends paid to non-corporate U.S. Holders in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15%. U.S. Holders should consult their own tax advisors regarding the implications of these rules in their particular circumstances. The amount of a dividend will include any amounts withheld by the Company or its paying agent in respect of Puerto Rico taxes. Because the Company does not currently and does not expect to conduct significant operations in the United States, the amount of the dividend generally will be treated as foreign source dividend income and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

        Subject to applicable limitations that may vary depending upon your circumstances and provided that you are not a Puerto Rico U.S. Holder, any Puerto Rico taxes withheld from dividends on shares of Class B common stock will be creditable against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Additionally, the total amount of foreign tax credit allowable will be reduced if the Company pays a dividend and a portion of the Company's earnings and profits for such taxable year is from sources within the United States. The rules governing foreign tax credits are complex and, therefore, you should consult your own tax advisors regarding the availability of foreign tax credits in your particular circumstances. Instead of claiming a credit, you may, at your election, deduct such otherwise creditable Puerto Rico taxes in computing your taxable income, subject to generally applicable limitations under U.S. federal income tax law.

        A Puerto Rico U.S. Holder generally will be exempt from U.S. federal income taxation with respect to dividends paid on shares of Class B common stock. However, in the event the Company expands its operations outside of Puerto Rico, and depending on the extent of such operations, dividends paid on shares of Class B common stock to a Puerto Rico U.S. Holder may not be eligible for the exemption. Such holders should consult their own tax advisors concerning their status as a Puerto Rico U.S. Holder, the availability of the exemption from U.S. federal income tax on dividends in their particular circumstances and certain limitations on deductions and credits that may otherwise be available under U.S. federal income tax law.

  Distributions in Respect of Anti-Dilution Rights

        Distributions of shares of Class B common stock, other than cash in lieu of fractional shares of Class B common stock, received as a distribution in respect of anti-dilution rights (as discussed above under "Description of Capital Stock—Anti-Dilution Rights") generally will not be subject to U.S. federal income tax on the date of distribution. In the event of such a pro rata distribution, a U.S. Holder's tax basis in the newly distributed shares of Class B common stock (including any fractional shares) (the New Shares) and the shares of Class B common stock held before the distribution (the Old Shares) will be determined by allocating such holder's basis in the Old Shares between the Old Shares and the New Shares in proportion to the fair market values of each on the date of distribution. A U.S. Holder will have the same holding period for the New Shares as it had for the Old Shares. With respect to any cash received in lieu of fractional shares of Class B common stock, a U.S. Holder will realize gain or loss on an amount equal to the difference between the amount of cash received and the U.S. Holder's tax basis in the fractional shares of Class B common stock, determined in the manner discussed above. Any gain or loss will be subject to U.S. federal income tax as described below under "—Sale or Other Disposition of Class B Shares".

  Sale or Other Disposition of Class B Shares

        Subject to the controlled foreign corporation rules, related person insurance income rules and passive foreign investment company rules, each described below, and subject to the discussion below concerning Puerto Rico U.S. Holders, for U.S. federal income tax purposes, any gain or loss you realize on the sale or other disposition of shares of Class B common stock will be capital gain or loss, and will be long-term capital gain or loss if you held the shares of Class B common stock for more than one year. The amount of your gain or loss will be equal to the difference between the amount realized on the disposition and your tax basis in the shares of Class B common stock disposed of. Such gain or loss generally will be U.S. source gain or loss for foreign tax credit purposes, unless you are a Puerto Rico U.S. Holder.

        If any gain from the sale or other disposition of shares of Class B common stock is subject to Puerto Rico tax, you may not be able to credit such taxes against your U.S. federal income tax liability under the U.S. foreign tax credit limitations of the Code because such gain generally would be U.S. source income. However, such tax may be credited against tax due on other income derived from foreign sources (subject to applicable limitations).

        Gain realized by a Puerto Rico U.S. Holder on the sale or other disposition of shares of Class B common stock generally will be exempt from U.S. federal income taxation and will be treated as Puerto Rico source income for U.S. federal income tax purposes. Such holders should consult their own tax advisors concerning their status as Puerto Rico U.S. Holders, the availability of the exemption from tax on gains from the sale or other disposition of shares of Class B common stock in their particular circumstances and certain limitations on deductions and credits that may otherwise be available under U.S. federal income tax law.

  Controlled Foreign Corporation Rules

        A foreign corporation generally is considered a controlled foreign corporation (a CFC) for U.S. federal income tax purposes if 10% U.S. Shareholders (as defined below) directly, indirectly or constructively own more than 50% of such company's shares by vote or value. In addition, for purposes of taking into account certain insurance income, the term CFC also generally includes a foreign insurance company in which 10% U.S. Shareholders directly, indirectly or constructively own more than 25% of such company's shares by vote or value. A "10% U.S. Shareholder" is a U.S. person, other than a Puerto Rico U.S. Holder, who directly, indirectly or constructively owns at least 10% of the total combined voting power of all classes of stock entitled to vote of the foreign corporation.

        The Company does not expect that it is currently a CFC, and, taking into account the effects of the limitations on ownership of the Company's shares of Class B common stock contained in the Company's Amended and Restated Articles of Incorporation (see "Description of Capital Stock" in this prospectus), expects that it is not likely to become a CFC. However, these existing ownership restrictions were not designed for the purpose of preventing any person from being treated as a 10% U.S. Shareholder for U.S. federal income tax purposes and, in light of the applicable ownership attribution rules imposed by the Code, there can be no assurance that the Company will not be a CFC in any taxable year. If the Company were a CFC for any taxable year, certain adverse tax consequences could apply to 10% U.S. Shareholders.

        If the Company were a CFC for an uninterrupted period of 30 days or more during any taxable year of the Company, each 10% U.S. Shareholder that holds shares of Class B common stock on the last day of such year would be required to include in its gross income for U.S. federal income tax purposes such 10% U.S. Shareholder's pro rata share of the Company's "subpart F income", regardless of whether the Company made any distributions during such year. "Subpart F income" of a foreign insurance corporation typically includes, among other items, passive income such as interest and dividends, as well as insurance and reinsurance income (including underwriting and investment income) attributable to the insurance of risks situated outside the CFC's country of incorporation. In addition, upon the sale or exchange of shares of Class B common stock by any U.S. Holder who is a 10% U.S. Shareholder at any time during the 5-year period ending on the date of the sale or exchange when the Company was a CFC, any gain recognized by such a U.S. Holder may be treated as dividend income (as described above under "—Taxation of Distributions") and certain IRS filing requirements may apply.

  Related Person Insurance Income Rules

        In addition to the CFC rules described above, special rules apply to U.S. persons, other than Puerto Rico U.S. Holders, that hold stock in a foreign corporation that is a controlled foreign corporation under the related person insurance income rules (a RPII CFC) for U.S. federal income tax purposes. The Company does not expect that it will be considered a RPII CFC. However, because RPII CFC status depends in part upon the correlation between an insurance company's shareholders and such company's insurance customers and the extent of such company's insurance business outside its country of incorporation, there can be no assurance that the Company will not be a RPII CFC in any taxable year. If the Company were a RPII CFC for any taxable year, certain adverse tax consequences could apply.

        Unless the Company is eligible for certain exceptions, such as the one discussed below, the Company will be considered a RPII CFC if U.S. persons, not including Puerto Rico U.S. Holders, directly or indirectly own 25% or more of the Company's shares by vote or value. If the Company were a RPII CFC, U.S. Holders, other than Puerto Rico U.S. Holders, that hold shares of Class B common stock on the last day of the Company's taxable year generally would be required to include in gross income their proportionate share of the Company's related person insurance income (or "RPII"), subject to certain limitations, regardless of whether the Company made any distributions during such year. The Company's RPII generally will be the insurance income (as defined in the Code) attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is (x) (i) a U.S. person, other than a U.S. person that is a bona fide resident of Puerto Rico, and (ii) holds (directly or indirectly) any of the Company's shares or (y) a person related to a person described in (x). Notwithstanding the exceptions to the RPII CFC rules discussed below, if U.S. persons, not including Puerto Rico U.S. Holders, directly or indirectly own 25% or more of the Company's shares by vote or value, any gain recognized by U.S. Holders, other than Puerto Rico U.S. Holders, on the sale or exchange of the shares of Class B common stock held for a period of more than one year will be treated as dividend income (as described above) to the extent of the U.S. Holder's pro rata portion of the Company's earnings and profits that were accumulated by the Company during the period such stock was held by the U.S. Holder while U.S. persons, not including Puerto Rico U.S. Holders, directly or indirectly own 25% or more of the Company's shares by vote or value. In addition, certain IRS filing requirements may apply. As the rules governing this gain recharacterization are complex, you should consult your own tax advisors regarding the application of these rules based on your particular situation.

        The Company will not be a RPII CFC if it qualifies for one of the RPII CFC exceptions. For example, if the Company's RPII for a taxable year is less than 20% of the Company's gross insurance income (as determined under the Code), which, for these purposes, includes the Company's insurance income generated in Puerto Rico, then the Company will not be deemed a RPII CFC for that taxable year.

        Based on the location and extent of its business operations, the Company expects that it should qualify for the exception from the RPII CFC rules discussed above and expects that it should continue to qualify for this exception to the RPII CFC rules for the foreseeable future. However, if the Company expands its operations outside of Puerto Rico, the Company could generate substantial RPII and no longer qualify for the exception to the RPII CFC rules. The Company does not intend to monitor whether or not it generates RPII or becomes a RPII CFC and can provide no assurance that it will not become a RPII CFC in the future. You are urged to consult your own tax advisors concerning the RPII CFC rules and the U.S. federal income tax consequences of the Company becoming an RPII CFC.

  Passive Foreign Investment Company Rules

        The Company does not expect that it will be considered a PFIC for U.S. federal income tax purposes. However, since PFIC status depends upon the composition of a company's income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments and the Company's ability to use the proceeds from this offering in a timely fashion) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. The Company's belief that it is not a PFIC is based, in part, on the fact that the PFIC rules include provisions intended to provide an exception for bona fide insurance companies predominantly engaged in an insurance business. However, the scope of this exception is not entirely clear and there are no judicial decisions or Treasury regulations that provide guidance as to the application of the PFIC rules to insurance companies. If the Company were treated as a PFIC for any taxable year during which you held shares of Class B common stock, certain adverse consequences could apply.

        If the Company is treated as a PFIC for any taxable year, gain recognized by a U.S. Holder on a sale or other disposition of shares of Class B common stock would be allocated ratably over the U.S. Holder's holding period for the shares of Class B common stock. The amounts allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC would be taxed as ordinary income. The amounts allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to each such taxable year. Further, any distribution in respect of shares of Class B common stock in excess of 125 percent of the average of the annual distributions on shares of Class B common stock received by the U.S. Holder during the preceding three years or the U.S. Holder's holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to U.S. Holders that may mitigate the adverse consequences resulting from PFIC status. Under proposed Treasury regulations, a Puerto Rico U.S. Holder generally will only be subject to the allocation of gains and excess distributions described above to taxable years in which the individual held shares of Class B common stock and was not a bona fide resident of Puerto Rico during the entire taxable year or, in certain circumstances, a portion thereof within the meaning of Section 933 of the Code.

        In addition, if the Company were to be treated as a PFIC in a taxable year in which it pays a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply.

  Information Reporting and Backup Withholding

        Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

        The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS.

PUERTO RICO INCOME TAX CONSIDERATIONS

General

        In the opinion of Acosta & Ramirez C.S.P., our Puerto Rico tax counsel, the following discussion summarizes the material Puerto Rico tax considerations relating to the purchase, ownership and disposition of our common stock. This discussion does not describe all of the tax considerations that may be relevant to a particular investor's decision to acquire such securities and does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Puerto Rico. In addition, the following discussion does not address purchasers subject to special rules of taxation, such as life insurance companies, "Special Partnerships," "Subchapter N Corporations," registered investment companies, and certain pension trusts all as defined under Puerto Rico tax statutes.

        This discussion is based on the tax laws of Puerto Rico as of this date, as well as regulations, administrative pronouncements and judicial decisions available on or before such date and now in effect. All of the foregoing is subject to change, which change could apply retroactively and could affect the continued validity of this summary. A prospective investor should be aware that an opinion of counsel represents only such counsel's best legal judgment and that it is not binding on the Puerto Rico Treasury Department, any municipality or agency of Puerto Rico, or the courts. Accordingly, there can be no assurance that the opinions set forth herein, if challenged, would be sustained.

  You should consult your own tax advisor as to the application to your particular situation of the tax considerations discussed below, as well as the application of any state, local, foreign or other tax.

        For purposes of the discussion below, a "Puerto Rico corporation" is a corporation organized under the laws of Puerto Rico and a "foreign corporation" is a corporation organized under the laws of a jurisdiction other than Puerto Rico. Corporations organized under the laws of the United States, the District of Columbia or any of the states, other possessions or territories of the United States are considered "foreign corporations" for Puerto Rico income tax purposes.

  Ownership and Disposition of Common Stock

  Taxation of Dividends

        General.    Distributions of cash or other property made by us on our common stock will be treated as dividends to the extent that we have current or accumulated earnings and profits. To the extent that a distribution exceeds our current and accumulated earnings and profits, the distribution will be treated as a return of capital and reduce the adjusted tax basis of the common stock in the hands of the holder. The excess of a distribution of this type over the adjusted tax basis will be treated as gain on the sale or exchange of the common stock and will be subject to income tax as described below under "Taxation of Gains upon Sales or Exchange other than a Redemption".

        The following discussion regarding the income taxation of dividends on our common stock received by individuals not residents of Puerto Rico and foreign corporations not engaged in a trade or business in Puerto Rico assumes that dividends will constitute income from sources within Puerto Rico. Generally, a dividend declared by a Puerto Rico corporation will constitute income from sources within Puerto Rico for purposes of Puerto Rico income taxes unless the corporation derived less than 20% of its gross income from sources within Puerto Rico for the three taxable years preceding the year of the declaration. We have represented that 20% or more of our gross income has been derived from Puerto Rico sources on an annual basis since our incorporation in 1996.

        Individual Residents of Puerto Rico and Puerto Rico Corporations.    In general, individuals who hold our stock and are residents of Puerto Rico will be subject to a 10% income tax on dividends paid on our common stock. This tax is generally required to be withheld by us on dividends paid on our common stock. An individual may elect for this withholding not to apply. In that case the holder will be required to include the amount of the dividend as ordinary income and will be subject to income tax thereon at the regular income tax rates, which may be up to 33%. Individuals for which the withholding is made may elect, upon filing his or her income tax return for the year the dividend is paid, for the dividends to be taxed at the normal income tax rates applicable to individuals, in which case the 10% Puerto Rico income tax withheld is creditable against the normal tax so determined.

        Puerto Rico corporations that hold our stock will be subject to income tax on dividends paid on our common stock at the regular corporate income tax rates, subject to the dividend received deduction discussed below. No Puerto Rico tax withholding will be made on dividends paid to Puerto Rico corporations on our common stock, unless such shares are held in "street name" through certain foreign financial institutions or other securities intermediaries as discussed below. The dividend received deduction will be equal to 85% of the dividend received, but the deduction may not exceed 85% of the corporation's net taxable income. Based on the applicable maximum Puerto Rico regular corporate income tax rate of 39%, effective for taxable years commencing on or after January 1st, 2007, the maximum effective income tax rate on these dividends will be 5.85% after accounting for the dividend received deduction. The applicable maximum Puerto Rico normal corporate income tax rate for a taxable year commenced during calendar year 2006 is 41.5%.

        Dividends on our common stock held in "street name" through foreign financial institutions or other securities intermediaries not engaged in trade or business in Puerto Rico will generally be subject to a 10% withholding tax imposed on foreign corporations. See—"Foreign Corporations." Accordingly, individual residents of Puerto Rico holding our common stock in street name who elect out of the applicable 10% withholding tax should have their shares of common stock issued and registered in their own name. Similarly, Puerto Rico corporations that hold shares of common stock through foreign financial institutions should have their shares issued and registered in their own name to ensure that no withholding is made on dividends.

        United States Citizens Not Residents of Puerto Rico.    Dividends paid on our common stock to a United States citizen who is not a resident of Puerto Rico will be subject to the 10% Puerto Rico income tax, which will be withheld by us. These individuals may elect for this 10% Puerto Rico income tax and withholding not to apply Notwithstanding the making of this election, a separate 10% withholding tax will be required on the amount of the dividend unless the individual timely files with us a withholding exemption certificate to the effect that the individual's gross income from sources within Puerto Rico during the taxable year does not exceed $1,300 if single or married not living with spouse, or $3,000 if married and living with spouse or $1,500 if married filing separately. Withholding exemption certificates will only be accepted by us through the Puerto Rico Department of the Treasury Form AS 2732, Withholding Tax Exemption Certificate in the Case of Nonresident Individuals—Citizens of the United States, or any other form issued by the Puerto Rico Department of the Treasury for these purposes and from individuals who have the shares of common stock registered in their names. Individuals for which the withholding is made may also elect, upon filing his or her income tax return for the year the dividend is paid, for the dividends to be taxed at the normal income tax rates applicable to individuals, in which case the 10% Puerto Rico income tax withheld is creditable against the normal tax so determined.

        Individuals Not Citizens of the United States and Not Residents of Puerto Rico.    Dividends paid on our common stock to any individual who is not a citizen of the United States and who is not a resident of Puerto Rico will generally be subject to a 10% Puerto Rico income tax, which will be withheld at source by us.

        Foreign Corporations.    The income taxation of dividends paid on our common stock to a foreign corporation will depend on whether or not the corporation is engaged in a trade or business in Puerto Rico in the taxable year of the dividend.

        A foreign corporation that is engaged in a trade or business in Puerto Rico will be subject to the applicable regular Puerto Rico corporate income tax rates on their net income that is effectively connected with the active conduct of a trade or business in Puerto Rico. This income will include all net income from sources within Puerto Rico and certain items of net income from sources outside Puerto Rico that are effectively connected with the active conduct of a trade or business in Puerto Rico. Net income from sources within Puerto Rico will include dividends on our common stock. A foreign corporation that is engaged in a trade or business in Puerto Rico will be entitled to claim the 85% dividend received deduction discussed above under "—Individual Residents of Puerto Rico and Puerto Rico Corporations" in connection with Puerto Rico corporations.

        In general, foreign corporations that are engaged in a trade or business in Puerto Rico may also be subject to a 10% branch profits tax. However, dividends on our common stock received by these corporations will be excluded from the computation of the branch profits tax liability of these corporations.

        A foreign corporation that is not engaged in a trade or business in Puerto Rico will be subject to a 10% withholding tax on dividends received on our common stock which will be withheld at source by us.

        Partnerships.    Partnerships are generally taxed in the same manner as corporations. Accordingly, the preceding discussion with respect to Puerto Rico and foreign corporations is equally applicable in the case of most Puerto Rico and foreign partnerships, respectively.

  Taxation of Gains upon Sale or Exchange other than a Redemption

        General.    The sale or exchange of our common stock will give rise to gain or loss equal to the difference between the amount realized on the sale or exchange and the tax basis of the common stock in the hands of the holder. Any gain or loss that is recognized will be a capital gain or loss if the common stock is held as a capital asset by the holder and will be a long-term capital gain or loss if the stockholder has held our common stock for more than six months. The deductibility of capital losses is subject to limitations.

        Individual Residents of Puerto Rico and Puerto Rico Corporations.    Gain on the sale or exchange of our common stock by an individual resident of Puerto Rico or a Puerto Rico corporation generally will be recognized as gross income and subject to income tax. If the stockholder is an individual and the gain is a long-term capital gain, such gain should be taxable at a maximum rate of 12.5%, if so elected by the stockholder. If the stockholder is a Puerto Rico corporation and the gain is a long-term capital gain, the gain should be subject to Puerto Rico income tax at the lesser of 20% or the stockholder's ordinary income tax rate. The 12.5% and 20% net long term capital gain tax rates were introduced by Act Number 40 of August 1, 2005 that stated that its provisions shall be effective as of the date of approval, and that it shall be in effect until June 30, 2007 subject to the enactment into law of the 2006 Joint Budget Resolution. In our view, the proper interpretation should be that the 12.5% and 20% rates continue in effect for transactions carried out after June 30, 2007 because the 2006 Joint Budget Resolution was not enacted into law. On the other hand, you should be aware that it is not entirely certain whether the Act Number 40 provisions are effective after June 30, 2007. If not, it may be argued that net long term capital gains are subject to income taxation at ordinary income tax rates of up to 33% for individuals and 39% for Puerto Rico corporations. In order to clarify the issue the Puerto Rico House of Representatives and the Puerto Rico Senate approved Substitute Bill Number 3750 ("Bill 3750") during the first week of November 2007. Bill 3750 is pending approval by the Governor of Puerto Rico in order to be enacted into law. If enacted into law, House of Representatives Bill 3750 will amend the Code effective for transactions carried out on or after July 1, 2007 to provide that the applicable special net long-term capital gains rates will be 10% for individuals and 15% for corporations, thus, resolving this controversy.

        United States Citizens Not Residents of Puerto Rico.    A United States citizen who is not a resident of Puerto Rico will not be subject to Puerto Rico income tax on the sale or exchange of our common stock if such gain constitutes income from sources outside Puerto Rico. Generally, gain on the sale or exchange of common stock will be considered income from sources outside Puerto Rico if all rights, title and interest in or to the common stock are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the common stock is made to an office of a paying or exchange agent located outside Puerto Rico. If the gain resulting from the sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 12.5% of the payments received should be withheld at the source; and if the gain constitutes a long-term capital gain, it should be subject to a tax at a maximum rate of 12.5%. The application of the capital gain rate and the withholding tax rate are both subject to the above controversy related to the phase-out provision of Act 40 of August 1, 2005. If Act 40 is considered not to be in effect after June 30, 2007, the withholding tax rate shall be 20%. If Bill 3750 is finally approved as submitted, the applicable withholding rate will be 10%. Please refer to the discussion above under "—Individual Residents of Puerto Rico and Puerto Rico Corporations" regarding the effectiveness of Act Number 40 of August 1, 2005. The amount of tax withheld at source will be creditable against the stockholder's Puerto Rico income tax liability.

        Individuals Not Citizens of the United States and Not Residents of Puerto Rico.    An individual who is not a citizen of the United States and who is not a resident of Puerto Rico will be subject to the rules described above under "—United States Citizens Not Residents of Puerto Rico." However, if the gain resulting from the sale or exchange of common stock constitutes income from sources within Puerto Rico, that amount that represents a net capital gain should generally be subject to tax at a fixed rate of 29% and a withholding tax at source of 12.5%. The application of this withholding tax rate is also subject to the above controversy related to the phase-out provision of Act 40 of August 1, 2005. If Act 40 is considered not to be in effect after June 30, 2007, the withholding tax rate shall be 29%. If Bill 3750 is finally approved as submitted, the applicable withholding tax rate will be 25%. Please refer to the discussion above under "—Individual Residents of Puerto Rico and Puerto Rico Corporations" regarding the effectiveness of Act Number 40 of August 1, 2005. The amount of tax withheld at source will be creditable against the stockholder's Puerto Rico income tax liability.

        Foreign Corporations.    A foreign corporation that is engaged in a trade or business in Puerto Rico will generally be subject to Puerto Rico corporate income tax on any gain realized on the sale or exchange of our common stock if such gain is (1) from sources within Puerto Rico or (2) from sources outside Puerto Rico (determined as described above under "—United States citizens Not Residents of Puerto Rico") and effectively connected with a trade or business in Puerto Rico. Any such gain should qualify for an alternative tax of 20% if it qualifies as a long-term capital gain, however, please refer to the discussion above under "—Individual Residents of Puerto Rico and Puerto Rico Corporations" regarding the effectiveness of Act Number 40 of August 1, 2005.

        A foreign corporation that is not engaged in a trade or business in Puerto Rico will generally be subject to a corporate income tax rate of 29% on any capital gain realized on the sale or exchange of our common stock if the gain is from sources within Puerto Rico. Gain on the sale or exchange of common stock will generally not be considered to be from sources within Puerto Rico if all rights, title and interest in or to the common stock are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the common stock is made to an office of a paying or exchange agent located outside Puerto Rico. If the payment received resulting from the sale or exchange constitutes income from sources within Puerto Rico, the payments received will be subject to a withholding tax at the source and be creditable against the stockholder's Puerto Rico income tax liability. The Puerto Rico Department of the Treasury has interpreted under Circular Letter 05-11 of September 23, 2005 that the applicable withholding tax rate on this instance should be 25%. In the case of such foreign corporation, no income tax or or withholding will be imposed if the gain constitutes income from sources outside Puerto Rico.

        In general, foreign corporations that are engaged in a trade or business in Puerto Rico may also be subject to a 10% branch profits tax. Any gain realized by these corporations on the sale or exchange of common stock and that is subject to Puerto Rico income tax will be taken into account for purposes of computing this tax. However, a deduction will be allowed in the computation for any income tax paid on the gain realized on such sale or exchange.

        Partnerships.    Partnerships are generally taxed as corporations. Accordingly, the discussion with respect to Puerto Rico and foreign corporations is equally applicable to most Puerto Rico and foreign partnerships, respectively.

  Taxation of Redemptions

        Redemption of shares of our common stock for cash will be treated as a distribution taxable as a dividend (as described above under "—Taxation of Dividends") to the extent of our current or accumulated earnings and profits and if it is "essentially equivalent to a dividend." Under regulations issued by the Department of the Treasury of Puerto Rico (1) a redemption of stock that completely terminates a stockholder's interest in a corporation does not constitute a dividend, and (2) certain pro rata redemptions among all the stockholders will be treated as a dividend. In situations not described by these regulations, the Department of the Treasury of Puerto Rico will generally follow principles applied by the United States Internal Revenue Service (the "IRS") under the United States Internal Revenue Code of 1986, in determining whether a distribution is essentially equivalent to a dividend. The Department of the Treasury of Puerto Rico, however, is not bound by IRS determinations on this issue and is free to adopt a different rule.

        If the redemption of our common stock is not treated as a dividend, any gain or loss that will be treated as described above under "—Taxation of Gains upon Sales or Exchanges (Not including Redemptions)" for a sale or exchange of common stock.

        A stockholder should note that the Puerto Rico income tax law does not clearly provide a source of income rule for any gain arising from a redemption of stock. As a result, these prospective stockholders should be aware that any gain realized from redemption of our common stock may be subject to Puerto Rico income tax and withholding.

  Estate and Gift Taxation

        The transfer of our common stock by inheritance by an individual who is a resident of Puerto Rico at the time of his or her death will not be subject to estate tax if the individual is a citizen of the United States who acquired his or her citizenship solely by reason of birth or residence in Puerto Rico. The transfer of our common stock by gift by such an individual who is a resident of Puerto Rico at the time of the gift will not be subject to gift tax. Other individuals should consult their own tax advisors in order to determine the appropriate treatment for Puerto Rico estate and gift tax purposes of the transfer of our common stock by death or gift.

  Municipal License Taxation

        Individuals and corporations that are not engaged in a trade or business in Puerto Rico will not be subject to municipal license tax on dividends paid on our common stock or on any gain realized on the sale, exchange or redemption of such common stock.

        A corporation or partnership, Puerto Rico or foreign, that is engaged in a trade or business in Puerto Rico will generally be subject to municipal license tax on dividends paid on our common stock and the gross proceeds realized from the sale, exchange or redemption of such common stock if attributable to that trade or business. If the corporation or partnership is considered a financial business for municipal license tax purposes it will be allowed to reduce the gross proceeds from the sale of the common stock by the cost of the common stock sold in computing its municipal license tax. The municipal license tax is imposed on the volume of business of the taxpayer, and the tax rates range from a maximum of 1.5% for financial businesses to a maximum of 0.5% for other businesses.

  Property Taxation

        Our common stock will not be subject to Puerto Rico property tax.

UNDERWRITING

General

        Under the terms and subject to the conditions contained in an underwriting agreement dated                        , 2007, we and the selling shareholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and UBS Securities LLC are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
UBS Securities LLC
CIBC World Markets Corp.
Citigroup Global Markets Inc.
Popular Securities, Inc.
Santander Securities Corporation

Total	14,000,000

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that, in the event of a default, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We and the selling shareholders have granted to the underwriters a 30-day option to purchase up to 2,100,000 additional shares on a pro rata basis at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. The underwriters and the selling group members may allow a discount of $             per share on sales to other broker/dealers. After the initial public offering, the underwriters may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

        We estimate that our out-of-pocket expenses for this offering will be approximately $4.1 million.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock ("lock-up" securities), or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and UBS Securities LLC, for a period of one year after the date of the underwriting agreement, except (1) shares issued in consideration for the acquisition of any interest in a business, (2) grants of director or employee equity awards pursuant to the terms of any plan in effect on the date of the underwiting agreement or issuances of "lock-up" securities pursuant to the exercise of any such awards issued in the form of options and (3) securities issued in connection with any claim against us under any share acquisition agreement or by a non-medical heir, as described in "Risk Factors—Risks Relating to Our Capital Stock". However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and UBS Securities LLC waive, in writing, such an extension.

        Our directors and executive officers, the selling shareholders and certain other principal shareholders have agreed that, for a period of one year after the date of this prospectus, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and UBS Securities LLC, except for any transfer pursuant to gift, devise or intestate succession, provided that in the case of any gift, the donee of the transferred shares must enter into a "lock-up" agreement with Credit Suisse Securities (USA) LLC and UBS Securities LLC substantially in the same form as that set forth in the underwriting agreement. However, in the event that either (1) during the last 17 days of the "lock-up" period referred to above, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period referred to above, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the one-year "lock-up" period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and UBS Securities LLC waive, in writing, such an extension.

        We have been advised by Credit Suisse Securities (USA) LLC and UBS Securities LLC that they have no present intent or arrangement to release any shares of our common stock subject to a lock-up and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares of our common stock subject to a lock-up, Credit Suisse (USA) LLC and UBS Securities LLC would consider the particular circumstances surrounding the request, including but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, the reasons for the request, the possible impact on the market for our shares of common stock and whether the holder of shares requesting the release is an officer, director or other affiliate of us.

        At our request, certain of the underwriters have reserved up to 5% of the common stock being offered by this prospectus for sale at the initial offering price to our officers, directors, employees and consultants and other persons having a relationship with us, as designated by us. The sales will be made by UBS Financial Services Incorporated of Puerto Rico, an affiliate of UBS Securities LLC, through a directed share program. We do not know whether these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not taken up by directed share participants will be offered to the general public.

        We and the selling shareholders have agreed to indemnify the underwriters against liabilities under the Securities Act or contribute to payments that the underwriters may be required to make in that respect.

        We have applied to list our common stock on the New York Stock Exchange under the symbol "GTS".

        Prior to the offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the representatives and will not necessarily reflect the market price of the common stock following the offering. The principal factors that will be considered in determining the initial public offering price will include:

  •
  the information presented in this prospectus and otherwise available to the underwriters;

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  the history of and prospects for our industry in which we will compete;

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  an assessment of our management;

  •
  our present operations;

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  our historical results of operations;

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  our earnings prospects;

  •
  the general condition of the securities markets at the time of the offering; and

  •
  the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies.

        We cannot assure you that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after this offering.

        Certain of the underwriters and their respective affiliates have in the past and may in the future perform various financial advisory, investment banking and other services for us, our affiliates and our officers in the ordinary course of business, for which they received and will receive customary fees and expenses. As broker-dealers who make a market in debt securities, the underwriters and their respective affiliates, in the ordinary course of their trading and brokerage activities, from time to time may own some of our outstanding debt securities or otherwise trade or effect transactions for their own accounts or the accounts of customers. An affiliate of UBS Securities LLC has an investment consulting contract with us to provide ongoing investment ideas and advice, performance monitoring, money manager searches and guidance in connection with our investment portfolio under which we paid approximately $102,000 in the twelve months ended June 30, 2007. We expect to pay approximately $142,000 pursuant to such contract from July 1, 2007 to June 30, 2008.

        In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position for the underwriters. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

SELLING RESTRICTIONS

        Our shares of common stock are being offered for sale in those jurisdictions where it is lawful to make such offers.

United Kingdom

        Our shares of common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the Financial Services and Markets Act 2000 ("FSMA") with respect to anything done in relation to our common stock in, from or otherwise involving the United Kingdom.

        In addition, each underwriter:

  •
  has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act of 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

  •
  has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) our common stock will not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of common stock to the public in that Relevant Member State at any time,

  •
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  •
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

  •
  in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of common stock to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe the common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant

Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong

        The underwriters and each of their affiliates have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, our common stock other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to our common stock which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Singapore

        This prospectus or any other offering material relating to our common stock has not been and will not be registered as a prospectus with the Monetary Authority of Singapore, and the shares of common stock will be offered in Singapore pursuant to exemptions under Section 274 and Section 275 of the Securities and Futures Act, Chapter 289 of Singapore (the Securities and Futures Act). Accordingly, our common stock may not be offered or sold, or be the subject of an invitation for subscription or purchase, nor may this prospectus or any other offering material relating to our common stock be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, (b) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Japan

        Our common stock will not be offered or sold directly or indirectly in Japan or to, or for the benefit of, any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, "Japanese person" means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Switzerland

        Our common stock may be offered in Switzerland only on the basis of a non-public offering. This prospectus does not constitute an issuance prospectus according to articles 652a or 1156 or the Swiss Federal Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange. Our common stock may not be offered or distributed on a professional basis in or from Switzerland and neither this prospectus nor any other offering material relating to shares of our common stock may be publicly issued in connection with any such offer or distribution. The shares have not been and will not be approved by any Swiss regulatory authority. In particular, the shares are not and will not be registered with or supervised by the Swiss Federal Banking Commission, and investors may not claim protection under the Swiss Investment Fund Act.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

        By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

  •
  where required by law, that the purchaser is purchasing as principal and not as agent;

  •
  the purchaser has reviewed the text above under Resale Restrictions; and

  •
  the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

        Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling shareholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling shareholders. In no case will the amount recoverable in any action exceed the price at which the common stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholders will have no liability. In the case of an action for damages, we and the selling shareholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

LEGAL MATTERS

        Certain legal matters in connection with this offering will be passed upon for us by Davis Polk & Wardwell, New York, New York. Fiddler, González & Rodríguez P.S.C. will pass upon the validity of the shares of common stock sold in this offering and certain other matters under Puerto Rico law. Pietrantoni Méndez & Alvarez LLP will pass upon certain other legal matters for us under Puerto Rico law. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

        Our consolidated financial statements and schedules as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report on the consolidated financial statements refers to the December 31, 2006 adoption of the recognition and disclosure provisions of Statement of Financial Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to Triple-S Management Corporation and our common stock, reference is made to the registration statement and exhibits and schedules thereto. You may read and copy any document we file at the SEC's public reference room in Washington, D.C. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov.

        In addition, we are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information are available for inspection and copying at the SEC's public reference rooms and the website of the Commission referred to above. Information on our website does not constitute a part of this prospectus.

        We intend to furnish our shareholders annual reports containing audited consolidated financial statements and will make available copies of quarterly reports for the first three quarters of each year containing unaudited interim consolidated financial information.

TRIPLE S MANAGEMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, AND 2004
(WITH INDEPENDENT AUDITORS' REPORT THEREON)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Triple S Management Corporation:

        We have audited the accompanying consolidated balance sheets of Triple-S Management Corporation and Subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Triple-S Management Corporation and Subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

        As discussed in note 18 to the consolidated financial statements, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, as of December 31, 2006.

/s/ KPMG LLP

March 7, 2007, except as to note 28, which is as of May 1, 2007

Stamp No. 2221755 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

TRIPLE-S MANAGEMENT CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

Years ended December 31, 2006 and 2005

(Dollar amounts in thousands, except per share data)

	2006	2005
Assets
Investments and cash:
Equity securities held for trading, at fair value (cost of $66,930 in 2006 and $69,397 in 2005)	$83,447	$78,215
Securities available for sale, at fair value:
Fixed maturities (amortized cost of $714,113 in 2006 and $524,287 in 2005)	702,566	515,174
Equity securities (cost of $50,132 in 2006 and $38,675 in 2005)	61,686	51,810
Securities held to maturity, at amortized cost:
Fixed maturities (fair value of $21,004 in 2006 and $20,760 in 2005)	21,450	21,129
Policy Loans	5,194	—
Cash and cash equivalents	81,320	48,978

Total investments and cash	955,663	715,306
Premium and other receivables, net	165,358	244,038
Deferred policy acquisition costs and value of business acquired	111,417	81,568
Property and equipment, net	41,615	34,709
Net deferred tax asset	9,292	2,151
Other assets	62,164	59,690

Total assets	$1,345,509	$1,137,462

Liabilities and Stockholders' Equity
Claim liabilities:
Claims processed and incomplete	$147,211	$139,694
Unreported losses	150,735	143,224
Unpaid loss-adjustment expenses	16,736	14,645

Total claim liabilities	314,682	297,563
Liability for future policy benefits	180,420	—
Liability for future policy benefits related to funds withheld reinsurance	—	118,635
Unearned premiums	113,582	95,703
Policyholder deposits	45,425	41,738
Liability to Federal Employees' Health Benefits Program	13,563	4,356
Accounts payable and accrued liabilities	110,609	106,468
Borrowings	183,087	152,330
Income tax payable	9,242	—
Liability for pension benefits	32,300	11,966

Total liabilities	1,002,910	828,759

Stockholders' equity:
Common stock, $1.00 par value. Authorized 100,000,000 shares; issued and outstanding 26,733,000 and 26,712,000 at December 31 2006 and 2005, respectively (note 28)	26,733	26,712
Additional paid-in capital (note 28)	124,031	124,052
Retained earnings	211,266	162,964
Accumulated other comprehensive loss, net	(19,431)	(5,025)

	342,599	308,703

Commitments and contingencies
Total liabilities and stockholders' equity	$1,345,509	$1,137,462

See accompanying notes to consolidated financial statements.

TRIPLE-S MANAGEMENT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Earnings

Years ended December 31, 2006, 2005 and 2004

(Dollar amounts in thousands, except per share data)

	2006	2005	2004
Revenues:
Premiums earned, net	$1,511,626	$1,380,204	$1,298,959
Administrative service fees	14,089	14,445	9,242
Net investment income	42,657	29,138	26,820

Total operating revenues	1,568,372	1,423,787	1,335,021
Net realized investment gains	837	7,161	10,968
Net unrealized investment gain (loss) on trading securities	7,699	(4,709)	3,042
Other income, net	2,323	3,732	3,360

Total revenues	1,579,231	1,429,971	1,352,391

Benefits and expenses:
Claims incurred	1,258,981	1,208,367	1,115,793
Operating expenses	236,065	181,703	171,879

Total operating costs	1,495,046	1,390,070	1,287,672
Interest expense	16,626	7,595	4,581

Total benefits and expenses	1,511,672	1,397,665	1,292,253

Income before taxes	67,559	32,306	60,138

Income tax expense (benefit):
Current	15,407	4,033	14,606
Deferred	(2,381)	(160)	(271)

Total income taxes	13,026	3,873	14,335

Net income	$54,533	$28,433	$45,803

Basic net income per share (note 28)	$2.04	$1.06	$1.71

See accompanying notes to consolidated financial statements.

TRIPLE-S MANAGEMENT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity
and Comprehensive Income

Years ended December 31, 2006, 2005 and 2004

(Dollar amounts in thousands, except per share data)

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total stockholders' equity
Balance, December 31, 2003	$27,090	$123,678	$88,728	$14,759	$254,255
Stock redemption	(378)	374	—	—	(4)
Comprehensive income:
Net income	—	—	45,803	—	45,803
Net unrealized change in investment securities	—	—	—	1,101	1,101
Net change in minimum pension liability	—	—	—	(3)	(3)
Net change in fair value of cash-flow hedges	—	—	—	281	281

Total comprehensive income					47,182

Balance, December 31, 2004	26,712	124,052	134,531	16,138	301,433
Comprehensive income:
Net income	—	—	28,433	—	28,433
Net unrealized change in investment securities	—	—	—	(18,832)	(18,832)
Net change in minimum pension liability	—	—	—	(2,788)	(2,788)
Net change in fair value of cash-flow hedges	—	—	—	457	457

Total comprehensive income					7,270

Balance, December 31, 2005	26,712	124,052	162,964	(5,025)	308,703
Dividends declared	—	—	(6,231)	—	(6,231)
Adjustment to initially apply SFAS No. 158, net of tax	—	—	—	(16,081)	(16,081)
Other	21	(21)	—	—	—
Comprehensive income:
Net income	—	—	54,533	—	54,533
Net unrealized change in investment securities	—	—	—	(3,212)	(3,212)
Net change in minimum pension liability	—	—	—	4,952	4,952
Net change in fair value of cash-flow hedges	—	—	—	(65)	(65)

Total comprehensive income					56,208

Balance, December 31, 2006	$26,733	$124,031	$211,266	$(19,431)	$342,599

See accompanying notes to consolidated financial statements.

TRIPLE-S MANAGEMENT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2006, 2005 and 2004

(Dollar amounts in thousands, except per share data)

	2006	2005	2004
Cash flows from operating activities:
Net income	$54,533	$28,433	$45,803
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,443	5,230	5,343
Net amortization (accretions) of investments	519	(209)	571
Provision for doubtful receivables	5,125	1,067	2,158
Deferred tax benefit	(2,381)	(160)	(271)
Net gain on sale of securities	(837)	(7,161)	(10,968)
Net unrealized (gain) loss of trading securities	(7,699)	4,709	(3,042)
Proceeds from trading securities sold or matured:
Fixed maturities sold	—	102,667	50,330
Equity securities	27,919	36,156	26,523
Acquisition of securities in trading portfolio:
Fixed maturities	—	(30,502)	(54,550)
Equity securities	(22,409)	(25,785)	(38,700)
Gain on sale of property and equipment	22	(1)	(16)
(Increase) decrease in assets:
Premiums receivable	(27,951)	(8,805)	(5,054)
Agent balances	395	(3,183)	(5,902)
Accrued interest receivable	614	6	18
Other receivables	(4,521)	5,099	(2,623)
Funds withheld reinsurance receivable	118,635	(118,635)	—
Reinsurance recoverable on paid losses	(6,147)	(3,419)	(8,429)
Deferred policy acquisition costs and value of business acquired	(7,026)	(62,856)	(2,041)
Other assets	(5,934)	(16,110)	(5,138)
Increase (decrease) in liabilities:
Claims processed and incomplete	2,803	2,412	16,267
Unreported losses	3,342	15,900	14,875
Loss-adjustment expenses	1,791	(74)	263
Liability for future policy benefits	14,022	—	—
Liability for future policy benefits related to funds withheld reinsurance	(118,635)	118,635	—
Unearned premiums	15,579	11,120	5,879
Policyholder deposits	1,810	1,231	1,003
Liability to FEHBP	9,207	(5,435)	2,320
Accounts payable and accrued liabilities	1,903	588	4,616
Income tax payable	12,595	(1,827)	(30,395)

Net cash provided by operating activities	$73,717	$49,091	$8,840

Cash flows from investing activities:
Proceeds from investments sold or matured:
Securities available for sale:
Fixed maturities sold	$51,519	$13,099	$86,112
Fixed maturities matured	32,826	22,822	69,258
Equity securities	1,209	3,488	8,436
Securities held to maturity:
Fixed maturities matured	492	1,816	1,322
Acquisition of investments:
Securities available for sale:
Fixed maturities	(81,496)	(118,758)	(194,016)
Equity securities	(11,620)	(6,876)	(2,435)
Securities held to maturity:
Fixed maturities	(500)	(8,495)	(10,154)
Acquisition of business, net of $10,403 of cash acquired	(27,793)	—	—
Net disbursements for policy loans	(415)	—	—
Capital expenditures	(11,873)	(7,574)	(3,494)
Proceeds from sale of property and equipment	2	—	15

Net cash used in investing activities	(47,649)	(100,478)	(44,956)

Cash flows from financing activities:
Change in outstanding checks in excess of bank balances	(8,224)	3,914	6,730
Repayments of short-term borrowings	(119,547)	(174,035)	(57,355)
Proceeds from short-term borrowings	117,807	174,075	20,355
Repayments of long-term borrowings	(2,503)	(5,140)	(2,645)
Proceeds from long-term borrowings	35,000	60,000	50,000
Redemption of common stock	—	—	(4)
Dividends	(6,231)	—	—
Proceeds from annuity contracts	6,008	11,510	11,002
Surrenders of annuity contracts	(16,036)	(5,074)	(4,595)

Net cash provided by financing activities	6,274	65,250	23,488

Net increase (decrease) in cash and cash equivalents	32,342	13,863	(12,628)
Cash and cash equivalents, beginning of year	48,978	35,115	47,743

Cash and cash equivalents, end of year	$81,320	$48,978	$35,115

See accompanying notes to consolidated financial statements.

TRIPLE-S MANAGEMENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(Dollar amounts in thousands, except per share data)

(1) Nature of Business

        Triple-S Management Corporation (the Company or TSM) was incorporated under the laws of the Commonwealth of Puerto Rico on January 17, 1997 to engage, among other things, as the holding company of entities primarily involved in the insurance industry.

        The Company has the following wholly owned subsidiaries that are subject to the regulations of the Commissioner of Insurance of the Commonwealth of Puerto Rico (the Commissioner of Insurance): (1) Triple-S, Inc. (TSI) a managed care organization that provides health benefits services to subscribers through contracts with hospitals, physicians, dentists, laboratories, and other organizations located mainly in Puerto Rico; (2) Great American Life Assurance Company of Puerto Rico (GA Life), which is engaged in the underwriting of life and accident and health insurance policies and the administration of annuity contracts; and (3) Seguros Triple-S, Inc. (STS), which is engaged in the underwriting of property and casualty insurance policies. The Company and TSI are members of the Blue Cross and Blue Shield Association (BCBSA).

        Effective January 31, 2006, the Company completed the acquisition of 100% of the common stock of GA Life and effective June 30, 2006, the Company merged the operations of its former life and accident and health insurance subsidiary, Seguros de Vida Triple-S, Inc. (SVTS), into GA Life. The results of operations and financial position of GA Life are included in the Company's consolidated financial statements for the period following January 31, 2006. Prior to completing the acquisition of GA Life, the operations of SVTS were the sole component of the Company's life insurance segment.

        The Company also has two other wholly owned subsidiaries, Interactive Systems, Inc. (ISI) and Triple C, Inc. (TC). ISI is mainly engaged in providing data processing services to the Company and its subsidiaries. TC is mainly engaged as a third party administrator for TSI in the administration of the Commonwealth of Puerto Rico Health Care Reform's business (the Reform). Also, TC provides health care advisory services to TSI and other health insurance related services to the health insurance industry.

        A substantial majority of the Company's business activity is with insurers located throughout Puerto Rico, and as such, the Company is subject to the risks associated with the Puerto Rico economy.

(2) Significant Accounting Policies

        The following are the significant accounting policies followed by the Company and its subsidiaries:

  (a) Basis of Presentation

        The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP).

        The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

  (b) Cash Equivalents

        Cash equivalents of $37,271 and $28,030 at December 31, 2006 and 2005, respectively, consist principally of certificates of deposit and obligations of the Commonwealth of Puerto Rico and the U.S. Treasury with an initial term of less than three months. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

  (c) Investments

        Investment in securities at December 31, 2006 and 2005 consists mainly of U.S. Treasury securities and obligations of U.S. government instrumentalities, obligations of the Commonwealth of Puerto Rico and its instrumentalities, obligations of government sponsored entities, obligations of state and political subdivisions, mortgage-backed securities, collateralized mortgage obligations, corporate debt, and equity securities. The Company classifies its debt and equity securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Securities classified as held to maturity are those securities in which the Company has the ability and intent to hold the security until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale.

        Trading and available-for-sale securities are recorded at fair value. Held-to-maturity debt securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums and discounts. Unrealized holding gains and losses on trading securities are included in operations. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from operations and are reported as a separate component of other comprehensive income until realized. Transfers of securities between categories are recorded at fair value at the date of transfer. Unrealized holding gains and losses are recognized in operations for transfers into trading securities. Unrealized holding gains or losses associated with transfers of securities from held-to-maturity to available-for-sale are recorded as a separate component of other comprehensive income. The unrealized holding gains or losses included in the separate component of other comprehensive income for securities transferred from available-for-sale to held-to-maturity, are maintained and amortized into operations over the remaining life of the security as an adjustment to yield in a manner consistent with the amortization or accretion of premium or discount on the associated security.

        A decline in the fair value of any available-for-sale or held-to-maturity security below cost, that is deemed to be other than temporary, results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, market conditions, changes in value subsequent to period-end and forecasted performance of the investee.

        Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.

        The Company regularly invests in mortgaged-backed securities and other securities subject to prepayment and call risk. Significant changes in prevailing interest rates may adversely affect the timing and amount of cash flows on such securities. In addition, the amortization of market premium and accretion of market discount for mortgaged-backed securities is based on historical experience and estimates of future payment speeds on the underlying mortgage loans. Actual prepayment speeds will differ from original estimates and may result in material adjustments to amortization or accretion recorded in future periods.

        Realized gains and losses from the sale of available-for-sale securities are included in operations and are determined on a specific identification basis.

  (d) Revenue Recognition

  (i) Managed Care

        Subscriber premiums on the managed care business are billed in advance of their respective coverage period and the related revenue is recorded as earned during the coverage period. Managed care premiums are billed in the month prior to the effective date of the policy with a grace period of up to two months. If the insured fails to pay, the policy can be canceled at the end of the grace period at the option of the Company. Managed care premiums are reported as earned when due.

        Premiums for the Medicare Advantage (MA) business are based on a bid contract with the Centers for Medicare and Medicaid Services (CMS) and billed in advance of the coverage period. MA contracts provide for a risk factor to adjust premiums paid for members that represent a higher or lower risk to the Company. Retroactive rate adjustments are made periodically based on the aggregate health status and risk scores of the Company's MA membership. These risk adjustments are periodically recorded based on actuarial estimates.

        The Company offers prescription drug coverage to Medicare eligible beneficiaries as part of its MA plans (MA-PD) and on a stand-alone basis (stand-alone PDP). Premiums are based on a bid contract with CMS that considers the estimated costs of providing prescription drug benefits to enrolled participants. MA-PD and stand-alone PDP premiums are subject to adjustment, positive or negative, based upon the application of risk corridors that compare the estimated prescription drug costs included in the bids to CMS to actual prescription drug costs. Variances exceeding certain thresholds may result in CMS making additional payments to the Company or in the Company refunding CMS a portion of the premiums collected. The Company estimates and records adjustments to earned premiums related to estimated risk corridor payments based upon actual prescription drug costs for each reporting period as if the annual contract were to end at the end of each reporting period.

        Administrative service fees include revenue from certain groups which have managed care contracts that provide for the group to be at risk for all or a portion of their claims experience. For these groups, the Company is not at risk and only handles the administration of the insurance coverage for an administrative service fee. The Company pays claims under self-funded arrangements from its own funds, and subsequently receives reimbursement from these groups. Claims paid under self—funded arrangements are excluded from the claims incurred in the accompanying consolidated financial statements. Administrative service fees under the self-funded arrangements are recognized based on the group's membership or incurred claims for the period multiplied by an administrative fee rate plus other fees. In addition, some of these self-funded groups purchase aggregate and/or specific stop-loss coverage. In exchange for a premium, the group's aggregate liability or the group's liability on any one episode of care is capped for the year. Premiums for the stop-loss coverage are actuarially determined based on experience and other factors and are recorded as earned over the period of the contract in proportion to the coverage provided. This fully insured portion of premiums is included within the premiums earned, net in the accompanying consolidated statements of earnings. In addition, accounts for certain self insured groups are charged or credited with interest expense or income as provided by the group's contracts.

  (ii) Life and Accident and Health Insurance

        Premiums on life insurance policies are billed in advance of their respective coverage period and the related revenue is recorded as earned when due. Premiums on accident and health and other short-term policies are recognized as earned primarily on a pro rata basis over the contract period. Premiums on credit life policies are recognized as earned in proportion to the amounts of insurance in-force. Revenues from universal life and interest sensitive policies represent amounts assessed against policyholders, including mortality charges, surrender charges actually paid, and earned policy service fees. The revenues for limited payment contracts are recognized over the period that benefits are provided rather than on collection of premiums.

  (iii) Property and Casualty Insurance

        Premiums on property and casualty contracts are recognized as earned on a pro rata basis over the policy term. The portion of premiums related to the period prior to the end of coverage is recorded in the consolidated balance sheets as unearned premiums and is transferred to premium revenue as earned.

  (e) Allowance for Doubtful Receivables

        The allowance for doubtful receivables is based on management's evaluation of the aging of accounts and such other factors, which deserve current recognition. Actual results could differ from these estimates. Receivables are charged against their respective allowance accounts when deemed to be uncollectible.

  (f) Deferred Policy Acquisition Costs and Value of Business Acquired

        Certain costs for acquiring life and accident and health, and property and casualty insurance business are deferred by the Company. Acquisition costs related to the managed care business are expensed as incurred.

        In the life and accident and health business deferred acquisition costs consist of commissions and certain expenses related to the production of life, annuity, accident and health, and credit business. The amount of deferred policy acquisition costs is reduced by a provision for future maintenance and settlement expenses which are not provided through future premiums. The related amortization is provided, considering interest, over the anticipated premium-paying period of the related policies in proportion to the ratio of annual premium revenue to expected total premium revenue to be received over the life of the policies. Expected premium revenue is estimated by using the same mortality and withdrawal assumptions used in computing liabilities for future policy benefits. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated net realizable value. In determining estimated net realizable value, the computations give effect to the premiums to be earned, related investment income, losses and loss-adjustment expenses, and certain other costs expected to be incurred as the premium is earned. Costs deferred on universal life and interest sensitive products are amortized as a level percentage of the present value of anticipated gross profits from investment yields, mortality and surrender charges. Estimates used are based on the Company's experience as adjusted to provide for possible adverse deviations. These estimates are periodically reviewed and compared with actual experience. When it is determined that future expected experience differs significantly from that assumed, the estimates are revised for current and future issues.

        The value assigned to the insurance in-force of GA Life at the date of the acquisition is amortized using methods similar to those used to amortize the deferred policy acquisition costs of the life and accident and health business.

        In the property and casualty business, acquisition costs consist of commissions incurred during the production of business and are deferred and amortized ratably over the terms of the policies.

  (g) Property and Equipment

        Property and equipment are stated at cost. Maintenance and repairs are expensed as incurred. Depreciation is calculated on the straight line method over the estimated useful lives of the assets. Costs of computer equipment, programs, systems, installations, and enhancements are capitalized and amortized straight line over their estimated useful lives. The following is a summary of the estimated useful lives of the Company's property and equipment:

Asset category	Estimated useful life
Buildings	20 to 50 years
Building improvements	3 to 5 years
Leasehold improvements	Shorter of estimated useful life or lease term
Office furniture	5 years
Computer equipment, equipment, and automobiles	3 years

  (h) Claim Liabilities

        Claims processed and incomplete and unreported losses for managed care policies represent the estimated amounts to be paid to providers based on experience and accumulated statistical data. Loss adjustment expenses related to such claims are accrued currently based on estimated future expenses necessary to process such claims.

        TSI contracts with various independent practice associations (IPAs) for certain medical care services provided to some policies subscribers. The IPAs are compensated on a capitation basis. In the Reform business and one of the MA policies, TSI retains a portion of the capitation payments to provide for incurred but not reported losses. At December 31, 2006 and 2005, total withholdings and capitation payable amounted to $23,796 and $27,327, respectively, which are recorded as part of the liability for claims processed and incomplete in the accompanying consolidated balance sheets.

        Unpaid claims and loss adjustment expenses of the life and accident and health business are based on a case-basis estimates for reported claims, and on estimates, based on experience, for unreported claims and loss adjustment expenses. The liability for policy and contract claims and claims expenses has been established to cover the estimated net cost of insured claims.

        The liability for losses and loss adjustment expenses for the property and casualty business represents individual case estimates for reported claims and estimates for unreported losses, net of any salvage and subrogation based on past experience modified for current trends and estimates of expenses for investigating and settling claims.

        The above liabilities are necessarily based on estimates and, while management believes that the amounts are adequate, the ultimate liability may be in excess of or less than the amounts provided. The methods for making such estimates and for establishing the resulting liability are continually reviewed, and any adjustments are reflected in the consolidated statements of earnings in the period determined.

  (i) Future Policy Benefits

        The liability for future policy benefits has been computed using the level-premium method based on estimated future investment yield, mortality, and withdrawal experience. The interest rate assumption is 5.0% for all years in issue. Mortality has been calculated principally on select and ultimate tables in common usage in the industry. Withdrawals have been determined principally based on industry tables, modified by Company's experience.

  (j) Policyholder Deposits

        Amounts received for annuity contracts are considered deposits and recorded as a liability. Interest accrued on such deposits, which amounted to $1,810, $1,230, and $1,004, during the years ended December 31, 2006, 2005, and 2004, respectively, is recorded as interest expense in the accompanying consolidated statements of earnings.

  (k) Reinsurance

        In the normal course of business, the insurance-related subsidiaries seek to limit their exposure that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers.

        Reinsurance premiums, commissions, and expense reimbursements, related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Accordingly, reinsurance premiums are reported as prepaid reinsurance premiums and amortized over the remaining contract period in proportion to the amount of insurance protection provided.

        Premiums ceded and recoveries of losses and loss-adjustment expenses have been reported as a reduction of premiums earned and losses and loss-adjustment expenses incurred, respectively. Commission and expense allowances received by STS in connection with reinsurance ceded have been accounted for as a reduction of the related policy acquisition costs and are deferred and amortized accordingly. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy.

  (l) Derivative Instruments and Hedging Activities

        The Company accounts for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment to SFAS No. 133. These statements require that all derivative instruments, whether or not designated in hedging relationships, be recorded on the balance sheets at their respective fair values. Changes in the fair value of derivative instruments are recorded in earnings, unless specific hedge accounting criteria are met in which case the change in fair value of the instrument is recorded within other comprehensive income.

        On the date the derivative contract designated as a hedging instrument is entered into, the Company designates the instrument as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair-value hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash-flow hedge), a foreign currency fair-value or cash-flow hedge (foreign currency hedge), or a hedge of a net investment in a foreign operation. For all hedging relationships the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash-flows of hedged items. Changes in the fair-value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in earnings. Changes in the fair-value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income to the extent that the derivative is effective as hedge, until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign currency hedges are recorded in either earnings or other comprehensive income, depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the cumulative translation adjustments account within other comprehensive income. The ineffective portion of the change in fair-value of a derivative instrument that qualifies as either a fair-value hedge or a cash-flow hedge is reported in earnings. Changes in the fair value of derivative trading instruments are reported in current period earnings.

        The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is de designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

        In all situations in which hedge accounting is discontinued and the derivative is retained, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet, and recognizes any gain or loss in earnings. When it is probable that a forecasted transaction will not occur, the Company discontinues hedge accounting if not already done and recognizes immediately in earnings gains and losses that were accumulated in other comprehensive income.

  (m) Income Taxes

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of earnings in the period that includes the enactment date.

  (n) Insurance-related Assessments

        The Company accounts for insurance related assessments in accordance with the provisions of Statement of Position (SOP) No. 97-3, Accounting by Insurance and Other Enterprises for Insurance- related Assessments. This SOP prescribes liability recognition when the following three conditions are met: (1) the assessment has been imposed or the information available prior to the issuance of the financial statements indicates it is probable that an assessment will be imposed; (2) the event obligating an entity to pay (underlying cause of) an imposed or probable assessment has occurred on or before the date of the financial statements; and (3) the amount of the assessment can be reasonably estimated. Also, this SOP provides for the recognition of an asset when the paid or accrued assessment is recoverable through either premium taxes or policy surcharges.

  (o) Impairment of Long-lived Assets

        In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, long- lived assets, such as property and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheets and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheets.

        Goodwill and intangible assets that have indefinite useful lives are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. For goodwill, the impairment determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

  (p) Commitments and Contingencies

        Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Recoveries of costs from third parties, which are probable of realization, are separately recorded as assets, and are not offset against the related liability.

  (q) Use of Estimates

        The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. The most significant items on the consolidated balance sheets that involve a greater degree of accounting estimates and actuarial determinations subject to changes in the future are the claim liabilities, the deferred policy acquisition costs and value of business acquired, the liability for future policy benefits, liability for pension benefits and the allowance for doubtful receivables. As additional information becomes available (or actual amounts are determinable), the recorded estimates will be revised and reflected in operating results. Although some variability is inherent in these estimates, the Company believes the amounts provided are adequate.

  (r) Fair Value of Financial Instruments

        Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of investments in corporate bonds, premiums receivable, accrued interest receivable, and other receivables.

        The fair value information of financial instruments in the accompanying consolidated financial statements was determined as follows:

  (i) Cash and Cash Equivalents

        The carrying amount approximates fair value because of the short term nature of such instruments.

  (ii) Investment in Securities

        The fair value of investment securities is estimated based on quoted market prices for those or similar investments. Additional information pertinent to the estimated fair value of investment in securities is included in note 4.

  (iii) Policy Loans

        Policy loans have no stated maturity dates and are part of the related insurance contract. The carrying amount of policy loans approximates fair value because their interest rate is reset periodically in accordance with current market rates.

  (iv) Receivables, Accounts Payable, and Accrued Liabilities

        The carrying amount of receivables, accounts payable, and accrued liabilities approximates fair value because they mature and should be collected or paid within 12 months after December 31.

  (v) Policyholder Deposits

        The fair value of policyholder deposits is the amount payable on demand at the reporting date, and accordingly, the carrying value amount approximates fair value.

  (vi) Short term Borrowings

        The carrying amount of securities sold under agreements to repurchase is a reasonable estimate of fair value due to its short term nature.

  (vii) Long term Borrowings

        The carrying amounts and fair value of the Company's long term borrowings are as follows:

	2006		2005
	Carrying amount	Fair value	Carrying amount	Fair value
Loans payable to bank	$38,087	$38,087	$40,590	$40,590
6.3% senior unsecured notes payable	50,000	47,897	50,000	49,546
6.6% senior unsecured notes payable	60,000	58,104	60,000	60,000
6.7% senior unsecured notes payable	35,000	34,062	—	—

Totals	$183,087	$178,150	$150,590	$150,136

        The carrying amount of the loans payable to bank approximates fair value due to its floating interest rate structure. The fair value of the senior unsecured notes payable was determined using market quotations. Additional information pertinent to long term borrowings is included in note 11.

  (viii) Derivative Instruments

        Current market pricing models were used to estimate fair value of interest rate swap agreement and structured notes agreements. Fair values were determined using market quotations provided by outside securities consultants or prices provided by market makers. Additional information pertinent to the estimated fair value of derivative instruments is included in note 12.

  (s) Earnings Per Share

        The Company calculates and presents earnings per share in accordance with SFAS No. 128, Earnings per Share. Basic earnings per share exclude dilution and are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period (see note 22). Because the Company has not issued convertible debt, options, warrants or contingent stock agreements, there is no potential dilution that could affect basic earnings per share. As disclosed in note 28, the accompanying consolidated financial statements have been revised to give retroactive effect to the 3,000-for-one stock split of shares of common stock effected on May 1, 2007.

  (t) Recently Issued Accounting Standards

        In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, addressing how the effects of prior-year uncorrected financial statement misstatements should be considered in current year financial statements. SAB No. 108 requires registrants to quantify misstatements using both balance sheet and income statement approaches in evaluating whether or not a misstatement is material. SAB No. 108 is effective for fiscal years ended after November 15, 2006. The adoption of this SAB did not have a material impact on the Company's consolidated financial statements.

        SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, was issued in September 2006. This statement changes financial reporting by requiring employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This statement also changes financial reporting by requiring employers to measure the funded status of a plan as of the date of its year-end statement of financial position. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide required disclosures as of the end of the fiscal year ended after December 15, 2006. An employer without publicly traded equity securities is required to recognize the funded status of a defined benefit pension plan and to provide required disclosures as of the end of the fiscal year ending after June 15, 2007. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The Company adopted the provisions of this statement in the consolidated financial statements as of December 31, 2006 as further discussed in note 18.

        SFAS No. 157, Fair Value Measurements, was issued in September 2006. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; it applies under other accounting statements that require or permit fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Except for certain exceptions, the provisions of this statement are to be applied prospectively as of the beginning of the fiscal year in which it is initially applied. The Company is currently evaluating the effect of this statement on its consolidated financial statements.

        Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109, was issued in June 2006. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation is effective for fiscal years beginning after December 15, 2006. The adoption of this Interpretation is not expected to have a material impact on the Company's consolidated financial statements.

        SFAS No. 156, Accounting for Servicing of Financial Assets, an amendment of SFAS No. 140, was issued in March 2006. This statement amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement is effective as of the beginning of the first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 156 is not expected to have an impact on the Company's consolidated financial statements.

        SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140, was issued in February 2006. This statement amends SFAS No. 133, Accounting for Derivatives and Hedging Activities, and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and allows an entity to remeasure at fair value a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation from the host, if the holder irrevocably elects to account for the whole instrument on a fair value basis. Subsequent changes in the fair value of the instrument would be recognized in earnings. This statement also clarifies certain issues included in the amended SFAS No. 133 and SFAS No. 140. SFAS No. 155 is effective for all financial instruments acquired and issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 155 is not expected to have an impact on the Company's consolidated financial statements.

  (u) Reclassification

        Certain amounts in the 2005 and 2004 consolidated financial statements were reclassified to conform to the 2006 presentation.

(3) Business Combinations

        Effective January 31, 2006, the Company acquired 100% of the common stock of GA Life. As a result of this acquisition, the Corporation became one of the leading providers of life insurance policies in Puerto Rico. The acquisition was accounted by the Company in accordance with the provisions of SFAS No. 141, Business Combinations. The results of operations and financial condition of GA Life are included in the accompanying consolidated financial statements for the period following the effective date of the acquisition. The aggregate purchase price of the acquired entity amounted to $38,196; of this amount $37,500 was paid in cash on January 31, 2006 and $696 was direct costs related to the acquisition.

        The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	$219,747
Property and equipment	1,500
Value of business acquired	22,823

Total assets acquired	244,070
Total liabilities assumed	(205,874)

Net assets acquired	$38,196

        The estimated fair value of the value of business acquired was actuarially determined by discounting after-tax profits at a risk rate of return equal to approximately 12%. After-tax profits were forecasted based upon models of the insurance in-force, actual invested assets as of acquisition date and best-estimate actuarial assumptions regarding premium income, claims, persistency, expenses and investment income accruing from invested assets plus reinvestment of positive cash flows. The best-estimate actuarial assumptions were based upon GA Life's recent experience in each of its major life and health insurance product lines. The amount of value of business acquired is to be amortized, considering interest, over the anticipated premium-paying period of the related policies in proportion to the ratio of annual premium revenue to the expected total premium revenue to be received over the life of the policies.

        The following unaudited pro forma financial information presents the combined results of operations of the Company and GA Life as if the acquisition had occurred at the beginning of each period presented. The unaudited pro forma financial information is not intended to represent or be indicative of the Company's consolidated results of operations that would have been reported had the acquisition been completed as of the beginning of the periods presented and should not be taken as indicative of the Company's future consolidated results of operations.

	Unaudited
	2006	2005	2004
Operating revenues	$1,576,492	$1,516,632	$1,423,783
Net income	54,850	43,814	58,971
Basic net income per share (note 28)	2.05	1.64	2.20

(4) Investment in Securities

        The amortized cost for debt and equity securities, gross unrealized gains, gross unrealized losses, and estimated fair value for trading, available for sale, and held to maturity securities by major security type and class of security at December 31, 2006 and 2005, were as follows:

	2006
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Trading securities:
Equity securities	$66,930	$17,436	$(919)	$83,447

	2005
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Trading securities:
Equity securities	$69,397	$11,378	$(2,560)	$78,215

	2006
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Securities available for sale:
Obligations of government-sponsored enterprises	$444,710	$243	$(7,576)	$437,377
U.S. Treasury securities and obligations of U.S. government instrumentalities	93,652	—	(944)	92,708
Obligations of the Commonwealth of Puerto Rico and its instrumentalities	53,388	138	(1,823)	51,703
Corporate bonds	48,882	6	(966)	47,922
Mortgage-backed securities	16,001	56	(214)	15,843
Collateralized mortgage obligations	57,480	147	(614)	57,013

Total fixed maturities	714,113	590	(12,137)	702,566
Equity securities	50,132	13,112	(1,558)	61,686

Total	$764,245	$13,702	$(13,695)	$764,252

	2005
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Securities available for sale:
Obligations of government-sponsored enterprises	$426,391	$21	$(7,754)	$418,658
Obligations of the Commonwealth of Puerto Rico and its instrumentalities	55,388	522	(1,304)	54,606
Corporate bonds	6,535	61	(104)	6,492
Mortgage-backed securities	4,667	58	(58)	4,667
Collateralized mortgage obligations	31,306	32	(587)	30,751

Total fixed maturities	524,287	694	(9,807)	515,174
Equity securities	38,675	14,550	(1,415)	51,810

Total	$562,962	$15,244	$(11,222)	$566,984

	2006
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Securities held to maturity:
Obligations of government-sponsored enterprises	$5,995	$—	$(141)	$5,854
Mortgage-backed securities	3,775	—	(106)	3,669
Corporate bonds	10,013	—	(569)	9,444
Certificates of deposit	667	—	—	667
Index linked certificate of deposit	1,000	370	—	1,370

Total	$21,450	$370	$(816)	$21,004

	2005
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Securities held to maturity:
Obligations of government-sponsored enterprises	$5,993	$—	$(143)	$5,850
Mortgage-backed securities	4,282	—	(79)	4,203
Corporate bonds	9,693	—	(401)	9,292
Certificates of deposit	161	—	—	161
Index linked certificate of deposit	1,000	254	—	1,254

Total	$21,129	$254	$(623)	$20,760

        The fair values of investment in securities are determined based on quoted market prices or bid quotations received from securities dealers. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

        Gross unrealized losses on investment securities and the estimated fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2006 and 2005 were as follows:

	2006
	Less than 12 months		12 months or longer		Total
	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses
Securities available for sale:
Obligations of government-sponsored enterprises	$71,628	$(636)	$346,369	$(6,940)	$417,997	$(7,576)
U.S. Treasury securities and obligations of U.S. government instrumentalities	92,708	(944)	—	—	92,708	(944)
Obligations of the Commonwealth of Puerto Rico and its instrumentalities	4,588	(68)	31,165	(1,755)	35,753	(1,823)
Corporate bonds	43,190	(560)	3,959	(406)	47,149	(966)
Mortgage-backed securities	10,969	(137)	2,841	(77)	13,810	(214)
Collateralized mortgage obligations	11,958	(52)	23,112	(562)	35,070	(614)

Total fixed maturities	235,041	(2,397)	407,446	(9,740)	642,487	(12,137)
Equity securities	6,570	(681)	11,113	(877)	17,683	(1,558)

Total for securities available for sale	241,611	(3,078)	418,559	(10,617)	660,170	(13,695)

Securities held to maturity:
Obligations of government-sponsored enterprises	—	—	5,854	(141)	5,854	(141)
Mortgage-backed securities	—	—	3,669	(106)	3,669	(106)
Corporate bonds	—	—	9,444	(569)	9,444	(569)

Total for securities held to maturity	$—	$—	$18,967	$(816)	$18,967	$(816)

	2005
	Less than 12 months		12 months or longer		Total
	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses
Securities available-for-sale:
Obligations of government-sponsored enterprises	$243,470	$(3,683)	$161,654	$(4,071)	$405,124	$(7,754)
Obligations of the Commonwealth of Puerto Rico and its instrumentalities	2,886	(113)	35,368	(1,191)	38,254	(1,304)
Corporate bonds	2,391	(44)	1,944	(60)	4,335	(104)
Mortgage-backed securities	—	—	3,174	(58)	3,174	(58)
Collateralized mortgage obligations	14,725	(227)	14,457	(360)	29,182	(587)

Total fixed maturities	263,482	(4,067)	216,597	(5,740)	480,069	(9,807)
Equity securities	13,359	(1,288)	3,059	(127)	16,418	(1,415)

Total for securities available for sale	276,831	(5,355)	219,656	(5,867)	496,487	(11,222)

Securities held-to-maturity:
Obligations of government-sponsored enterprises	5,850	(143)	—	—	5,850	(143)
Mortgage-backed securities	598	(2)	3,605	(77)	4,203	(79)
Corporate bonds	9,292	(401)	—	—	9,292	(401)

Total for securities held to maturity	$15,740	$(546)	$3,605	$(77)	$19,345	$(623)

        The Company regularly monitors and evaluates the difference between the cost and estimated fair value of investments. For investments with a fair value below cost, the process includes evaluating the length of time and the extent to which cost exceeds fair value, the prospects and financial condition of the issuer, and the Company's intent and ability to retain the investment to allow for recovery in fair value, among other factors. This process is not exact and further requires consideration of risks such as credit and interest rate risks. Consequently, if an investment's cost exceeds its fair value solely due to changes in interest rates, impairment may not be appropriate. If after monitoring and analyzing, the Company determines that a decline in the estimated fair value of any available-for-sale or held-to-maturity security below cost is other than temporary, the carrying amount of the security is reduced to its fair value. The impairment is charged to operations and a new cost basis for the security is established. During the years ended December 31, 2006 and 2005, the Company recognized other than temporary impairments amounting to $2,098 and $1,036 on some of its equity securities classified as available-for-sale. No impairments were identified nor recognized by the Company during 2004.

        Obligations of Government-sponsored Enterprises, U.S. Treasury Securities and Obligations of U.S. Government Instrumentalities and Obligations of the Commonwealth of Puerto Rico and its Instrumentalities:    The unrealized losses on the Company's investments in obligations of government-sponsored enterprises, U.S. Treasury securities and obligations of U.S. government instrumentalities and in obligations of the Commonwealth of Puerto Rico and its instrumentalities were mainly caused by interest rate increases. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the par value of the investment. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other than temporarily impaired.

        Corporate Bonds:    The Company's unrealized losses on investments in corporate bonds are comprised of small unrealized losses in most of the corporate bonds. Unrealized losses of these bonds were mostly caused by interest rate increases. Because the decline in fair value is attributable to changes in interest rates and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

        Mortgage-Backed Securities and Collateralized Mortgage Obligations:    The unrealized losses on investments in mortgage-backed securities and collateralized mortgage obligations were caused by interest rate increases. The contractual cash flows of these securities are guaranteed by a U.S. government-sponsored enterprise. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other than temporarily impaired.

        Equity Securities:    The Company's investment in equity securities classified as available for sale consist mainly of investments in common and preferred stock of domestic banking institutions and in investments in several mutual funds. The unrealized loss experienced in the investment in common stocks of domestic banking institutions is mainly due to the increase in interest rates, which significantly impact banking institutions, and to the general economic conditions in the past two years. The unrealized loss related to the Company's investments in preferred stock of domestic banking institutions and in investments in several mutual funds investing in fixed income securities is mainly caused by interest rate increases. Because the unrealized losses on equity securities were caused by interest rate increases and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery, these investments are not considered other than temporarily impaired.

        Maturities of investment securities classified as available for sale and held to maturity were as follows at December 31, 2006:

	Amortized cost	Estimated fair value
Securities available for sale:
Due in one year or less	$42,745	$42,062
Due after one year through five years	320,668	315,344
Due after five years through ten years	172,760	169,952
Due after ten years	104,459	102,352
Collateralized mortgage obligations	57,480	57,013
Mortgage-backed securities	16,001	15,843

	$714,113	$702,566

Securities held to maturity:
Due in one year or less	3,169	3,355
Due after one year through five years	5,995	5,854
Due after five years through ten years	8,511	8,126
Mortgage-backed securities	3,775	3,669

	$21,450	$21,004

        Expected maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations with or without call or prepayment penalties.

        Investments with an amortized cost of $5,237 and $3,496 (fair value of $5,053 and $3,553) at December 31, 2006 and 2005, respectively, were deposited with the Commissioner of Insurance to comply with the deposit requirements of the Insurance Code the Commonwealth of Puerto Rico (the Insurance Code). Investment with an amortized cost of $500 (fair value of $500) at December 31, 2006 and 2005 were deposited with the Commissioner of Insurance of the Government of the U.S. Virgin Islands.

        The following investments were held as collateral by financial institutions:

  •
  Investments with a face value of $500 (fair value of $484 and $480) at December 31, 2006 and 2005, respectively, were held as collateral for the Company's interest rate swap agreement (see note 12).

  •
  Investments with a face value of $1,885 (fair value of $1,832) at December 31, 2005 were held as collateral for the short term borrowings of the Company (see note 11).

        Information regarding realized and unrealized gains and losses from investments for the years ended December 31, 2006, 2005, and 2004 is as follows:

	2006	2005	2004
Realized gains (losses):
Fixed maturity securities:
Trading securities:
Gross gains from sales	$—	$2,235	$594
Gross losses from sales	—	(542)	(492)

	—	1,693	102

Available for sale:
Gross gains from sales	—	137	123
Gross losses from sales	(687)	(214)	(241)

	(687)	(77)	(118)

Total debt securities	(687)	1,616	(16)

Equity securities:
Trading securities:
Gross gains from sales	4,318	6,339	5,608
Gross losses from sales	(1,488)	(1,776)	(1,056)

	2,830	4,563	4,552

Available for sale:
Gross gains from sales	792	2,043	6,432
Gross losses from sales and impairments	(2,098)	(1,061)	—

	(1,306)	982	6,432

Total equity securities	1,524	5,545	10,984

Net realized gains on securities	$837	$7,161	$10,968

	2006	2005	2004
Changes in unrealized gains (losses):
Recognized in income:
Fixed maturities—trading	$—	$(1,755)	$(7)
Equity securities—trading	7,699	(2,954)	3,049

	$7,699	$(4,709)	$3,042

Recognized in accumulated other comprehensive income:
Fixed maturities—available for sale	$(2,434)	$(9,615)	$(1,481)
Equity securities—available for sale	(1,581)	(11,742)	2,714

	$(4,015)	$(21,357)	$1,233

Not recognized in the consolidated financial statements:
Fixed maturities—held to maturity	$(77)	$(592)	$110

        The deferred tax liability on unrealized gains and losses recognized in accumulated other comprehensive income during the years 2006, 2005, and 2004 aggregated $2, $805, and $3,330, respectively.

        As of December 31, 2006, investments in obligations that are payable from and secured by the same source of revenue or taxing authority, other than investment instruments of the U.S. and the Commonwealth of Puerto Rico governments, did not exceed 10% of stockholders' equity. As of December 31, 2006, no investment in equity securities individually exceeded 10% of stockholders' equity.

(5)    Net Investment Income

        Components of net investment income as of December 31 were as follows:

	Year ended December 31
	2006	2005	2004
Fixed maturities	$35,217	$24,094	$22,061
Equity securities	3,821	3,228	3,239
Policy loans	336	—	—
Cash equivalent interest and interest-bearing deposits	1,903	702	810
Other	1,380	1,114	710

Total	$42,657	$29,138	$26,820

(6)    Premium and Other Receivables, Net

        Premium and other receivables as of December 31 were as follows:

	2006	2005
Premium	$53,377	$27,138
Self-funded group receivables	24,854	21,620
FEHBP	9,187	9,491
Agent balances	28,813	26,253
Accrued interest	7,786	5,074
Funds withheld reinsurance receivable	—	118,635
Reinsurance recoverable on paid losses	40,885	33,915
Other	18,686	14,152

	183,588	256,278

Less allowance for doubtful receivables:
Premium	12,128	7,792
Other	6,102	4,448

	18,230	12,240

Premium and other receivables, net	$165,358	$244,038

(7)    Deferred Policy Acquisition Costs and Value of Business Acquired

        The movement of deferred policy acquisition costs (DPAC) and value of business acquired (VOBA) for the years ended December 31, 2006, 2005, and 2004 is summarized as follows:

	DPAC	VOBA	Total
Balance, December 31, 2003	$16,671	$—	$16,671
Additions	24,495	—	24,495
Amortization	(22,454)	—	(22,454)

Net change	2,041	—	2,041

Balance, December 31, 2004	18,712	—	18,712
Additions	26,257	—	26,257
Ceding commission of coinsurance funds withheld agreement (see note 17)	60,000	—	60,000
Amortization	(23,401)	—	(23,401)

Net change	62,856	—	62,856

Balance, December 31, 2005	81,568	—	81,568
Capitalization upon acquisition of GA Life	—	22,823	22,823
Termination of coinsurance funds withheld agreement	(60,000)	—	(60,000)
Acquisition of business ceded in coinsurance funds withheld agreement	—	60,000	60,000
Additions	44,056	—	44,056
VOBA interest at an average rate of 5.29%	—	4,427	4,427
Amortization	(26,799)	(14,658)	(41,457)

Net change	(42,743)	72,592	29,849

Balance, December 31, 2006	$38,825	$72,592	$111,417

        The amortization expense of the deferred policy acquisition costs and value of business acquired is included within the operating expenses, net of reimbursement for services in the accompanying consolidated statement of earnings.

        The estimated amount of the year-end VOBA balance expected to be amortized during the next five years is as follows:

Year ending December 31:
2007	$11,974
2008	10,597
2009	9,357
2010	8,057
2011	7,241

(8)    Property and Equipment, Net

        Property and equipment as of December 31 are composed of the following:

	2006	2005
Land	$6,531	$6,531
Buildings and building and leasehold improvements	41,214	35,860
Office furniture and equipment	13,264	11,937
Computer equipment	31,457	26,130
Automobiles	413	239

	92,879	80,697
Less accumulated depreciation and amortization	51,264	45,988

Property and equipment, net	$41,615	$34,709

(9)    Claim Liabilities

        The activity in the total claim liabilities during 2006, 2005, and 2004 is as follows:

	2006	2005	2004
Claim liabilities at beginning of year	$297,563	$279,325	$247,920
Reinsurance recoverable on claim liabilities	(28,720)	(26,555)	(19,357)

Net claim liabilities at beginning of year	268,843	252,770	228,563

Claim liabilities acquired from GA Life	8,771	—	—

Incurred claims and loss-adjustment expenses:
Current period insured events	1,266,132	1,202,952	1,120,443
Prior period insured events	(19,669)	5,415	(4,650)

Total	1,246,463	1,208,367	1,115,793

Payments of losses and loss-adjustment expenses:
Current period insured events	1,046,477	1,004,060	920,173
Prior period insured events	194,984	188,234	171,413

Total	1,241,461	1,192,294	1,091,586

Net claim liabilities at end of year	282,616	268,843	252,770
Reinsurance recoverable on claim liabilities	32,066	28,720	26,555

Claim liabilities at end of year	$314,682	$297,563	$279,325

        As a result of differences between actual amounts and estimates of insured events in prior years, the amounts included as incurred claims for prior period insured events differ from anticipated claims incurred.

        The credits in the incurred claims and loss adjustment expenses for prior period insured events for the years 2006 and 2004 are due primarily to better than expected utilization trends. The amount of incurred claims and loss adjustment expenses for prior period insured events for the year 2005 is due to higher than expected cost per service and utilization trends.

        Reinsurance recoverable on unpaid claims is reported as premium and other receivables, net in the accompanying consolidated financial statements.

(10)    Federal Employees' Health Benefits Program (FEHBP)

        TSI entered into a contract, renewable annually, with OPM as authorized by the Federal Employees' Health Benefits Act of 1959, as amended, to provide health benefits under the FEHBP. The FEHBP covers postal and federal employees resident in the Commonwealth of Puerto Rico as well as retirees and eligible dependents. The FEHBP is financed through a negotiated contribution made by the federal government and employees' payroll deductions.

        The accounting policies for the FEHBP are the same as those described in the Company's summary of significant accounting policies. Premium rates are determined annually by TSI and approved by the federal government. Claims are paid to providers based on the guidelines determined by the federal government. Operating expenses are allocated from TSI's operations to the FEHBP based on applicable allocation guidelines (such as, the number of claims processed for each program).

        The operations of the FEHBP do not result in any excess or deficiency of revenue or expense as this program has a special account available to compensate any excess or deficiency on its operations to the benefit or detriment of the federal government. Any transfer to/from the special account necessary to cover any excess or deficiency in the operations of the FEHBP is recorded as a reduction/increment to the premiums earned. The contract with OPM provides that the cumulative excess of the FEHBP earned income over health benefits charges and expenses represents a restricted fund balance denoted as the special account. Upon termination of the contract and satisfaction of all the FEHBP's obligations, any unused remainder of the special reserve would revert to the Federal Employees Health Benefit Fund. In the event that the contract terminates and the special reserve is not sufficient to meet the FEHBP's obligations, the FEHBP contingency reserve will be used to meet such obligations. If the contingency reserve is not sufficient to meet such obligations, the Company is at risk for the amount not covered by the contingency reserve.

        The contract with OPM allows for the payment of service fees as negotiated between TSI and OPM. Service fees, which are included within the other income, net in the accompanying consolidated statements of earnings, amounted to $861, $800, and $778, respectively, for each of the years in the three year period ended December 31, 2006.

        A contingency reserve is maintained by the OPM at the U.S. Treasury, and is available to the Company under certain conditions as specified in government regulations. Accordingly, such reserve is not reflected in the accompanying consolidated balance sheets. The balance of such reserve as of December 31, 2006 and 2005 was $27,683 and $19,353, respectively. The Company received $4,850, $1,059, and $5,217, of payments made from the contingency reserve fund of OPM during 2006, 2005, and 2004, respectively.

        The claim payments and operating expenses charged to the FEHBP are subject to audit by the U.S. government. Management is of the opinion that an adjustment, if any, resulting from such audits will not have a significant effect on the accompanying financial statements. The claim payments and operating expenses reimbursed in connection with the FEHBP have been audited through 1998 by OPM.

(11)    Borrowings

        A summary of the borrowings entered by the Company at December 31, 2006 and 2005 is as follows:

	2006	2005
Short-term borrowings—Securities sold under agreement to repurchase	$—	$1,740
Long-term borrowings:
Secured note payable of $20,000, payable in various installments through August 31, 2007, with interest payable on a monthly basis at a rate reset periodically of 130 basis points over selected LIBOR maturity (which was 6.67% and 5.71% at December 31, 2006 and 2005, respectively)	10,500	11,500
Senior unsecured notes payable of $50,000 due September 2019. Interest is payable semiannually at a fixed rate of 6.30%	50,000	50,000
Senior unsecured notes payable of $60,000 due December 2020. Interest is payable monthly at a fixed rate of 6.60%	60,000	60,000
Senior unsecured notes payable of $35,000 due January 2021. Interest is payable monthly at a fixed rate of 6.70%	35,000	—
Secured loan payable of $41,000, payable in monthly installments of $137 through July 1, 2024, plus interest at a rate reset periodically of 100 basis points over selected LIBOR maturity (which was 6.35% and 5.29% at December 31, 2006 and 2005, respectively)	27,587	29,090

Total long-term borrowings	183,087	150,590

Total borrowings	$183,087	$152,330

  (a)    Short-term Borrowings

        Short term borrowings outstanding at December 31, 2005 matured in January 2006 and accrued interest at London Interbank Offered Rate (LIBOR) (interest rate of 4.45%), and were in the form of securities sold under agreement to repurchase. The investment securities underlying such agreement were delivered to the dealers with whom the agreements were transacted. At December 31, 2005, investment securities available for sale with fair value of $1,832 (face value of $1,885) were pledged as collateral under these agreements.

  (b)    Long-term Borrowings

        Aggregate maturities of the Company's long term borrowings as of December 31, 2006 are summarized as follows:

Year ending December 31:
2007	$12,140
2008	1,640
2009	1,640
2010	1,640
2011	1,640
Thereafter	164,387

$183,087

        On January 23, 2006 the Company issued and sold $35,000 of its 6.70% senior unsecured notes payable due January 2021. These notes were privately placed to various accredited institutional investors. All of the Company's senior notes can be prepaid at par, in total or partially, five years after issuance as determined by the Company. The Company's senior unsecured notes contain certain covenants with which TSI and the Company have complied with at December 31, 2006.

        Debt issuance costs related to each of the Company's senior unsecured notes were deferred and are being amortized using the straight line method over the term of its respective senior note. Unamortized debt issuance costs related to these senior unsecured notes as of December 31, 2006 and 2005 amounted to $1,338 and $1,129, respectively, and are included within the other assets in the accompanying consolidated balance sheets.

        The credit agreement related to the $20,000 secured note payable calls for repayments of principal amount of not less than $250 and in integral multiples of $50.

        The loan and note payable previously described are guaranteed by a first position held by the bank on the Company's land, building, and substantially all leasehold improvements, as collateral for the term of the loans under a continuing general security agreement. These credit facilities contain certain covenants, which are normal in this type of credit facility, which the Company has complied with at December 31, 2006 and 2005.

        Interest expense on the above long term borrowings amounted to $11,695, $5,168, and $2,005, for the years ended December 31, 2006, 2005, and 2004, respectively.

(12)    Derivative Instruments and Hedging Activities

        The Company uses derivative instruments to manage the risks associated with changes in interest rates and to diversify the composition of its investment in securities.

        By using derivative financial instruments the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty is obligated to the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it does not possess credit risk. The Company minimizes the credit risk in derivative instruments by entering into transactions with high quality counterparties.

        Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, currency exchange rates, commodity prices, or market indexes. The market risk associated with derivative instruments is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

  (a)    Cash Flow Hedge

        The Company has invested in an interest rate related derivative hedging instrument to manage its exposure on its debt instruments.

        The Company assesses interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Company maintains risk management control systems to monitor interest rate cash flow risk attributable to both the Company's outstanding or forecasted debt obligations as well as the Company's offsetting hedge positions. The risk management control systems involve the use of analytical techniques to estimate the expected impact of changes in interest rates on the Company's future cash flows.

        The Company has a variable rate debt that was used to finance the acquisition of real estate from subsidiaries (see note 11). The debt obligations expose the Company to variability in interest payments due to changes in interest rates. Management believes it is prudent to limit the variability of a portion of its interest payments. To meet this objective, on December 6, 2002, management entered into an interest rate swap agreement, with an effective date of April 1, 2003, to manage fluctuations in cash flows resulting from interest rate risk. The maturity date of the interest rate swap agreement is March 30, 2008. This swap economically changes the variable rate cash flow exposure on the debt obligations to fixed cash flows. Under the terms of the interest rate swap, the Company receives variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed rate debt.

        Changes in the fair value of the interest rate swap, designated as a hedging instrument that effectively offsets the variability of cash flows associated with the variable rate of the long term debt obligation, are reported in accumulated other comprehensive income, net of the related tax effect. This amount is subsequently reclassified into interest expense as a yield adjustment of the hedged debt obligation in the same period in which the related interest affects earnings. During the year ended December 31, 2006 the Company's interest expense was reduced by $379 of interest received related to this agreement. During the years ended December 31, 2005 and 2004, the Company recorded $127 and $374, respectively, of interest expense related to this agreement. No amount representing cash flow hedge ineffectiveness was recorded since the terms of the swap agreement allow the Company to assume no ineffectiveness in the agreement.

        As of December 31, 2006 and 2005, the fair value of the interest rate swap amounted to $502 and $607, respectively, and was included within the other assets in the accompanying consolidated balance sheets.

  (b)    Other Derivative Instruments

        The Company has invested in other derivative instruments in order to diversify its investment in securities and participate in the foreign stock market.

        During 2005 the Company invested in two structured note agreements amounting to $5,000 each, where the interest income received is linked to the performance of the Dow Jones Euro STOXX 50 and Nikkei 225 Equity Indexes (the Indexes). Under these agreements the principal invested by the Company is protected, the only amount that varies according to the performance of the Indexes is the interest to be received upon the maturity of the instruments. Should the Indexes experience a negative performance during the holding period of the structured notes, no interest will be received and no amount will be paid to the issuer of the structured notes. The contingent interest payment component within the structured note agreements meets the definition of an embedded derivative. In accordance with the provisions of SFAS No. 133, as amended, the embedded derivative component of the structured notes is separated from the structured notes and accounted for separately as a derivative instrument.

        The changes in the fair value of the embedded derivative component are recorded as gains or losses in earnings in the period of change. During the years ended December 31, 2006 and 2005 the Company recorded a gain associated with the change in the fair value of this derivative component of $1,046 and $2,833, respectively, that is included within the other income, net in the accompanying consolidated statement of earnings.

        As of December 31, 2006 and 2005, the fair value of the derivative component of the structured notes amounted to $6,377 and $5,331, respectively, and is included within the Company's other assets in the accompanying consolidated balance sheets. The investment component of the structured notes is accounted for as held to maturity debt securities and is included within the investment in securities in the accompanying consolidated balance sheets. As of December 31, 2006 the fair value and amortized cost of the investment component of both structured notes amounted to $7,626 and $8,011, respectively.

(13)    Retained Earnings and Stockholders' Equity

        As members of the BCBSA, the Company and TSI are required by membership standards of the association to maintain liquidity as defined by BCBSA. That is, to maintain net worth exceeding the Company Action Level as defined in the National Association of Insurance Commissioners' (NAIC) Risk Based Capital for Insurers Model Act. The companies are in compliance with this requirement.

(14)    Comprehensive Income

        The accumulated balances for each classification of other comprehensive income are as follows:

	Unrealized gains (losses) on securities	Liability for pension benefits	Cash-flow hedges	Accumulated other comprehensive income (loss)
Beginning balance	$3,217	$(8,613)	$371	$(5,025)
Net current period change	(4,807)	4,952	(65)	80
Reclassification adjustments for gains and losses reclassified in income	1,595	—	—	1,595
Adjustment to initially apply SFAS No. 158, net of tax	—	(16,081)	—	(16,081)

Ending balance	$5	$(19,742)	$306	$(19,431)

        The related deferred tax effects allocated to each component of other comprehensive income in the accompanying consolidated statements of stockholders' equity and comprehensive income in 2006 and 2005 are as follows:

	2006
	Before-tax amount	Deferred tax (expense) benefit	Net-of-tax amount
Unrealized holding gains on securities arising during the period	$(6,008)	$1,201	$(4,807)
Less reclassification adjustment for gains and losses realized in income	1,993	(398)	1,595

Net change in unrealized gain	(4,015)	803	(3,212)
Minimum pension liability adjustment	7,915	(2,963)	4,952
Cash-flow hedges	(105)	40	(65)
Adjustment to initially apply SFAS No.158	(26,233)	10,152	(16,081)

Net current period change	$(22,438)	$8,032	$(14,406)

	2005
	Before-tax amount	Deferred tax (expense) benefit	Net-of-tax amount
Unrealized holding gains on securities arising during the period	$(20,452)	$2,350	$(18,102)
Less reclassification adjustment for gains and losses realized in income	(905)	175	(730)

Net change in unrealized gain	(21,357)	2,525	(18,832)
Minimum pension liability adjustment	(4,515)	1,727	(2,788)
Cash-flow hedges	749	(292)	457

Net current period change	$(25,123)	$3,960	$(21,163)

	2004
	Before-tax amount	Deferred tax (expense) benefit	Net-of-tax amount
Unrealized holding gains on securities arising during the period	$7,547	$451	$7,998

Less reclassification adjustment for gains and losses realized in income	(6,314)	(583)	(6,897)

Net change in unrealized gain	1,233	(132)	1,101
Minimum pension liability adjustment	35	(38)	(3)
Cash-flow hedges	459	(178)	281

Net current period change	$1,727	$(348)	$1,379

(15)    Agency Contract and Expense Reimbursement

        TSI processes and pays claims as fiscal intermediary for the Medicare — Part B Program. Claims from this program, which are excluded from the accompanying consolidated statements of earnings, amounted to $413,806, $618,725, and $625,841, for each of the years in the three year period ended December 31, 2006.

        TSI is reimbursed for administrative expenses incurred in performing this service. For the years ended December 31, 2006, 2005, and 2004, TSI was reimbursed by $13,073, $13,889, and $13,980, respectively, for such services, which are deducted from operating expenses in the accompanying consolidated statements of earnings.

        The operating expense reimbursements in connection with processing Medicare claims have been audited through 2002 by federal government representatives. Management is of the opinion that no significant adjustments will be made affecting cost reimbursements through December 31, 2006.

(16)    Reinsurance Activity

        The effect of reinsurance on premiums earned and claims incurred is as follows:

	Premiums earned			Claims incurred
	2006	2005	2004	2006	2005	2004
Gross	$1,584,857	$1,447,054	$1,359,140	$1,267,871	$1,225,065	$1,133,238
Ceded	(77,644)	(67,250)	(60,181)	(22,869)	(16,698)	(17,445)
Assumed	4,413	400	—	1,461	—	—

Net	$1,511,626	$1,380,204	$1,298,959	$1,246,463	$1,208,367	$1,115,793

  (a)    Reinsurance Ceded Activity

        STS and GA Life, in accordance with general industry practices, annually purchase reinsurance to protect them from the impact of large unforeseen losses and prevent sudden and unpredictable changes in net income and stockholders' equity of the Company. Reinsurance contracts do not relieve any of the subsidiaries from their obligations to policyholders. In the event that all or any of the reinsuring companies might be unable to meet their obligations under existing reinsurance agreements, the subsidiaries would be liable for such defaulted amounts. During 2006, 2005, and 2004, STS placed 9% of its reinsurance business with one reinsurance company.

        STS has a number of pro rata and excess of loss reinsurance treaties whereby the subsidiary retains for its own account all loss payments for each occurrence that does not exceed the stated amount in the agreements and a catastrophe cover, whereby it protects itself from a loss or disaster of a catastrophic nature. Under these treaties, STS ceded premiums of $65,723, $59,244, and $52,214, in 2006, 2005, and 2004, respectively.

        Reinsurance cessions are made on excess of loss and on a proportional basis. Principal reinsurance agreements are as follows:

  •
  Property quota share treaty covering for a maximum of $20,000 for any one risk. Only 41.0% of this treaty was placed with reinsurers. The remaining exposure was covered by a property per risk excess of loss treaty, which provides reinsurance in excess of $500 up to a maximum of $12,500 or the remaining 59.0% for any one risk. STS also has an additional property catastrophe excess of loss contract, which provides protection for losses in excess of $5,000 resulting from any catastrophe, subject to a maximum loss of $10,000.

  •
  Personal property catastrophe excess of loss. This treaty provides protection for losses in excess of $5,000 resulting from any catastrophe, subject to a maximum loss of $70,000.

  •
  Commercial property catastrophe excess of loss. This treaty provides protection for losses in excess of $5,000 resulting from any catastrophe, subject to a maximum loss of $180,000.

  •
  Property catastrophe excess of loss. This treaty provides protection for losses in excess of $70,000 and $180,000 with respect to personal and commercial lines, respectively, resulting from any catastrophe, subject to a maximum loss of $145,000.

  •
  Personal lines quota share. This treaty provides protection of 13.75% on all ground up losses, subject to a limit of $1,000 for any one risk.

  •
  Reinstatement premium protection. This treaty provides a maximum limit of $2,700 in personal lines and $12,200 in commercial lines to cover the necessity of reinstating the catastrophe program in the event it is activated.

  •
  Casualty excess of loss treaty. This treaty provides reinsurance for losses in excess of $150 up to a maximum of $11,850.

  •
  Medical malpractice excess of loss. This treaty provides reinsurance in excess of $150 up to a maximum of $1,500 per incident.

  •
  Builders' risk quota share and first surplus covering contractors' risk. This treaty provides protection on a 20/80 quota share basis for the initial $2,500 and a first surplus of $10,000 for a maximum of $12,000 for any one risk.

  •
  Surety quota share treaty covering contract and miscellaneous surety bond business. This treaty provides reinsurance of up to $3,000 for contract surety bonds, subject to an aggregate of $7,000 per contractor and $2,000 per miscellaneous surety bond.

        Facultative reinsurance is obtained when coverage per risk is required, on a proportional basis. All reinsurance contracts are for a period of one year, on a calendar basis, and are subject to modifications and negotiations in each renewal.

        The ceded unearned reinsurance premiums on STS arising from these reinsurance transactions amounted to $19,892 and $17,475 at December 31, 2006 and 2005, respectively and are reported as other assets in the accompanying consolidated balance sheets.

        The reinsurance agreements negotiated by SVTS and GA Life continued in force after the merger of SVTS into GA Life. Life insurance is ceded on pro rata, excess of loss and catastrophic bases. Principal reinsurance agreements are as follows:

  •
  Under the group life pro rata agreement, GA Life reinsures 50% of the risk up to $250 on the life of any participating individual of certain groups insured. Premiums ceded under this treaty, amount to approximately $2,368 in 2006, $2,227 in 2005, and $2,291 in 2004.

  •
  The group life insurance facultative excess of loss agreements provide for GA Life to retain a portion of the losses on the life of any participating individual of certain groups insured. Any excess will be recovered from the reinsurer. This agreement provides for various retentions ($25, $50, and $75) of the losses. Under this facultative treaty, ceded premiums amounted to approximately $693 in 2006, $982 in 2005, and $908 in 2004.

  •
  GA Life also has facultative pro rata agreements for the long term disability insurance risk where GA Life reinsures 65% of the risk. Premiums ceded under this agreement amount to $4,494, $4,576, and $4,521 in 2006, 2005, and 2004, respectively.

  •
  The accidental death catastrophic reinsurance covers each and every accident arising out of one event or occurrence resulting in the death or dismemberment of five or more persons. GA Life's retention for each event is $250 with a maximum of $1,000 for each event and $2,000 per year. Under this treaty, the Company ceded premiums of $96 in 2006, $117 in 2005, and $82 in 2004.

  •
  GA Life has several reinsurance agreements, mostly on an excess of loss basis up to a maximum retention of $50. For certain new life products that have issued since 1999, the retention limit is $175. Premiums ceded under these agreements amount to approximately $1,740 in 2006.

  (b) Reinsurance Assumed Activity

        On December 22, 2005, the Company's former life insurance subsidiary SVTS entered into a coinsurance funds withheld agreement with GA Life. Under the terms of this agreement SVTS assumed 69% of all the business written as of and after the effective date of the agreement. On the effective date of the agreement, SVTS paid an initial ceding commission of $60,000 for its participation in the business written by GA Life as of and after the effective date of the agreement. This amount was considered a policy acquisition cost and was included within the DPAC as of December 31, 2005. This amount was recorded upon the acquisition of GA Life transferred to the value of business acquired then the agreement was cancelled.

        As in other coinsurance funds withheld agreements, GA Life invests the premiums received from policyholders, pays commissions, processes claims and engages in other administrative activities. GA Life also carries the reserves for the policies written as well as the underlying investments purchased with the premiums received from policyholders.

        As of December 31, 2005 SVTS's share of the reserves held by GA Life amounted to $118,635 and was included in the accompanying consolidated balance sheets as a liability for future policy benefits reserve related to funds withheld reinsurance. The funds withheld reinsurance receivable presented within the premium and other receivables; net in the accompanying consolidated balance sheets represents the subsidiary's share of the assets supporting the liabilities of the reinsured business and amounted to $118,635 as of December 31, 2005. The coinsurance funds withheld receivable was supported by certain GA Life's investments specified in the coinsurance funds withheld agreement. These investments consisted of fixed income securities (U.S. Treasury securities) and were included in a trust on behalf of SVTS.

        On January 31, 2006 the Company completed the acquisition of 100% of the common stock of GA Life. The results of operations and financial position of GA Life are included in the Company's consolidated financial statements for the period following January 31, 2006. Effective June 30, 2006, the Company merged the operations of its former life insurance subsidiary, SVTS, into GA Life after receiving required regulatory approvals. The coinsurance funds withheld agreement was cancelled effective February 1, 2006, subsequent to the acquisition of GA Life. Premiums earned and claims incurred assumed during the month ended January 31, 2006 amounted to $4,413 and $2,292, respectively.

(17) Income Taxes

        Under Puerto Rico income tax law, the Company is not allowed to file consolidated tax returns with its subsidiaries.

        TSI and STS are taxed essentially the same as other corporations, with taxable income determined on the basis of the statutory annual statements filed with the insurance regulatory authorities. Also, operations are subject to an alternative minimum income tax, which is calculated based on the formula established by existing tax laws. Any alternative minimum income tax paid may be used as a credit against the excess, if any, of regular income tax over the alternative minimum income tax in future years.

        GA Life operates as qualified domestic life insurance company and is subject to the alternative minimum tax and taxes on its capital gains. After the merger of GA Life and SVTS, SVTS ceased to exist and its tax responsibilities are now assumed by GA Life.

        TSI, STS, and GA Life are also subject to federal income taxes for foreign source dividend income. Federal income taxes were recognized for 2006 amounting to $148, $139, and $384, approximately, in 2006, 2005, and 2004, respectively.

        TSM, TCI, and ISI are subject to Puerto Rico income taxes as a regular corporation, as defined in the P.R. Code, as amended.

        The income tax expense differs from the amount computed by applying the Puerto Rico statutory income tax rate to the income before income taxes as a result of the following:

	2006	2005	2004
Income before taxes	$67,559	$32,306	$60,138
Statutory tax rate	39.0%	39.0%	39.0%

Income tax expense at statutory rate of 39%	26,348	12,599	23,454
Increase (decrease) in taxes resulting from:
Exempt interest income	(9,196)	(7,441)	(5,819)
Effect of taxing life insurance operations as a qualified domestic life insurance company instead of as a regular corporation	(1,674)	(752)	(327)
Effect of using earnings under statutory accounting principles instead of U.S. GAAP for TSI and STS	(1,718)	(84)	(487)
Effect of taxing capital gains at a preferential rate	(541)	(1,762)	(2,631)
Dividends received deduction	(325)	(430)	(424)
Other permanent disallowances, net	2,626	1,123	552
Adjustment to deferred tax assets and liabilities for changes in effective tax rates	(2,009)	1,500	—
Other adjustments to deferred tax assets and liabilities	(399)	(723)	—
Other	(86)	(157)	17

Total income tax expense	$13,026	$3,873	$14,335

        Deferred income taxes reflect the tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes. The net deferred tax liability at December 31, 2006 and 2005 of the Company and its subsidiaries is composed of the following:

	2006	2005
Deferred tax assets:
Allowance for doubtful receivables	$6,593	$4,756
Liability for pension benefits	12,492	5,303
Employee benefits plan	4,011	3,253
Postretirement benefits	1,863	1,770
Deferred compensation	1,343	1,819
Nondeductible depreciation	379	401
Impairment loss on investments	611	207
Contingency reserves	2,516	522
Other	471	457

Gross deferred tax assets	30,279	18,488

Deferred tax liabilities:
Deferred policy acquisition costs	(8,903)	(7,757)
Catastrophe loss reserve trust fund	(3,752)	(5,090)
Unrealized gain upon acquisition of GA Life	(3,036)	—
Unrealized gain on trading securities	(3,217)	(1,726)
Unrealized gain on securities available for sale	(2)	(805)
Unrealized gain on derivative instruments	(387)	(283)
Unamortized bond issue costs	(501)	(440)
Cash-flow hedges	(196)	(236)
Other	(993)	—

Gross deferred tax liabilities	(20,987)	(16,337)

Net deferred tax asset	$9,292	$2,151

        In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management believes that it is more likely than not that the Company will realize the benefits of these deductible differences.

(18) Pension Plans

        On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158, Employers'Accounting for Defined Benefit Pension and Other Postretirement Plans. This statement changed financial reporting by requiring employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income to the extent those changes are not included in the net periodic cost. For a pension plan, the benefit obligation is the projected benefit obligation; for any other postretirement benefit plan the benefit obligation is the accumulated benefit obligation.

        The incremental effect of applying SFAS No. 158 of the Company's noncontributory defined benefit pension plan and noncontributory supplemental pension plan on individual line items in the accompanying consolidated balance sheet as of December 31, 2006 is as follows:

	Before application of SFAS No. 158	Adjustments	After application of SFAS No. 158
Other assets	$62,770	$(606)	$62,164
Net deferred tax asset (liability)	(910)	10,152	9,242
Liability for pension benefits	6,673	25,627	32,300
Accumulated other comprehensive loss, net of tax	(3,350)	(16,081)	(19,431)

        The recognition provisions of SFAS No. 158 had no effect on the consolidated statements of earnings for the periods presented.

  Noncontributory Defined benefit Pension Plan

        The Company sponsors a noncontributory defined benefit pension plan for all of its employees and for the employees for certain of its subsidiaries who are age 21 or older and have completed one year of service. Pension benefits begin to vest after five years of vesting service, as defined, and are based on years of service and final average salary, as defined. The funding policy is to contribute to the plan as necessary to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, as amended, plus such additional amounts as the Company may determine to be appropriate from time to time. The measurement date used to determine pension benefit measures for the pension plan is December 31.

        The following table sets forth the plan's benefit obligations, fair value of plan assets, and funded status as of December 31, 2006 and 2005, accordingly:

	2006	2005
Change in benefit obligation:
Projected benefit obligation at beginning of year	$84,272	$71,078
Service cost	5,459	4,737
Interest cost	4,655	4,145
Benefit payments	(4,614)	(5,106)
Actuarial losses (gains)	(1,102)	9,418
Plan amendments	104	—

Projected benefit obligation at end of year	$88,774	$84,272

Accumulated benefit obligation at end of year	$64,366	$61,467

Change in fair value of plan assets:
Fair value of plan assets at beginning of year	$49,501	$42,572
Actual return on assets (net of expenses)	6,633	3,214
Employer contributions	8,000	8,821
Benefit payments	(4,614)	(5,106)

Fair value of plan assets at end of year	$59,520	$49,501

Funded status at end of year	$(29,254)	$(34,771)

Amounts in accumulated other comprehensive income not yet recognized as a component of net periodic pension cost:
Unrecognized prior service cost	$606	$550
Unrecognized actuarial loss	30,409	36,721

Sum of deferrals	$31,015	$37,271

Net amount recognized	$1,761	$2,500

        The amounts recognized in the consolidated balance sheets as of December 31, 2006 and 2005 consist of the following:

	2006	2005
Liability for pension benefits:
Pension liability	$29,254	$14,466
Prepaid pension cost	—	(2,500)

	$29,254	$11,966

Intangible asset	$—	$550
Accumulated other comprehensive loss, net of a deferred tax asset of $12,017 and $5,303 in 2006 and 2005, respectively	$18,998	$8,613

        The components of net periodic benefit cost and other amounts recognized in other comprehensive income for 2006, 2005, and 2004 were as follows:

	2006	2005	2004
Components of net periodic benefit cost:
Service cost	$5,459	$4,737	$4,100
Interest cost	4,655	4,145	3,843
Expected return on assets	(3,858)	(3,467)	(2,549)
Amortization of prior service cost	48	48	48
Amortization of actuarial loss	2,435	2,017	1,706

Net periodic benefit cost	$8,739	$7,480	$7,148

        Net periodic pension expense may include settlement charges as a result of retirees selecting lump sum distributions. Settlement charges may increase in the future if the number of eligible participants deciding to receive distributions and the amount of their benefits increases.

        The estimated net loss and prior service cost that will be amortized from other comprehensive income into net periodic pension benefits cost during the next twelve months is as follows:

Prior service cost	$56
Actuarial loss	$1,887

        The following assumptions were used on a weighted average basis to determine benefit obligations of the plan and in computing the periodic benefit cost as of and for the years ended December 31, 2006, 2005, and 2004:

	2006	2005	2004
Discount rate	5.75%	5.50%	5.75%
Expected return on plan assets	8.00%	8.00%	8.50%
Rate of compensation increase	Graded; 3.50% to 8.00%	Graded; 3.00% to 6.50%	Graded; 3.00% to 6.50%

        The basis used to determine the overall expected long term rate of return on assets assumption was an analysis of the historical rate of return for a portfolio with a similar asset allocation. The assumed long term asset allocation for the plan is as follows: 53%–67% equity securities; 26%–36% debt securities; 4%–12% real estate; and 0%–3% cash. It is common on December 31 to have an increased cash position due to incoming cash contributions as well as outgoing cash disbursements.

        Using historical investment returns, the plan's expected asset mix, and adjusting for the difference between expected inflation and historical inflation, the 25th to 75th percentile range of annual rates of return is 6.5%–9.0%.

        The Company selected a rate from within this range of 8.00%, which reflects the Company's best estimate for this assumption based on the historical data described above, information on the historical returns on assets invested in the pension trust, and expected future conditions. This rate is net of both investment related expenses and a 0.25% reduction for other administrative expenses charged to the trust.

  (a) Plan Assets

        The Company's weighted average asset allocations at December 31, 2006 and 2005 were as follows:

Asset category	2006	2005
Equity securities	62%	59%
Debt securities	28	31
Real estate	8	8
Other	2	2

Total	100%	100%

        The Company's plan assets are invested in the National Retirement Trust. The National Retirement Trust was formed to provide financial and legal resources to help members of the BCBSA offer retirement benefits to their employees.

        The investment program for the National Retirement Trust is based on the precepts of capital market theory that are generally followed by institutional investors and who by definition, are long term oriented investors. This philosophy holds that:

  •
  Increasing risk is rewarded with compensating returns over time, and therefore, prudent risk taking is justifiable for long term investors.

  •
  Risk can be controlled through diversification of assets classes and investment approaches, as well as diversification of individual securities.

  •
  Risk is reduced by time, and over time the relative performance of different asset classes is reasonably consistent. Over the long term, equity investments have provided and should continue to provide superior returns over other security types. Fixed income securities can dampen volatility and provide liquidity in periods of depressed economic activity.

  •
  The strategic or long term allocation of assets among various asset classes is an important driver of long term returns.

  •
  Relative performance of various asset classes is unpredictable in the short term and attempts to shift tactically between asset classes are unlikely to be rewarded.

        Investments will be made for the sole interest of the participants and beneficiaries of the programs participating in the National Retirement Trust. Accordingly, the assets of the National Retirement Trust shall be invested in accordance with these objectives:

  •
  Ensure assets are available to meet current and future obligations of the participating programs when due.

  •
  Earn a minimum rate of return no less than the actuarial interest rate.

  •
  Earn the maximum return that can be realistically achieved in the markets over the long term at a specified and controlled level of risk in order to minimize future contributions.

  •
  Invest the assets with the care, skill, and diligence that a prudent person acting in a like capacity would undertake. The committee acknowledges that, in the process, it has the objective of controlling the costs involved with administering and managing the investments of the National Retirement Trust.

  (b) Cash Flows

        The Company expects to contribute $5,000 to its pension program in 2007.

        The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Year ending December 31:
2007	$3,000
2008	3,060
2009	3,980
2010	4,430
2011	4,750
2012–2017	35,075

  Noncontributory Supplemental Pension Plan

        In addition, the Company sponsors a noncontributory supplemental pension plan. This plan covers employees with qualified defined benefit retirement plan benefits limited by the U.S. Internal Revenue Code maximum compensation and benefit limits. At December 31, 2006, the Company has recorded an accrued liability of $1,827 and a pension liability of $1,219 to bring this liability to the level of the unfunded pension benefit obligation, in accordance with the provisions of SFAS No. 158. The pension liability was recorded through a charge to accumulated other comprehensive income, net of a deferred tax asset of $475.

(19) Catastrophe Loss Reserve and Trust Fund

        In accordance with Chapter 25 of the Insurance Code, STS is required to record a catastrophe loss reserve. This catastrophe loss reserve is supported by a trust fund for the payment of catastrophe losses. This trust may invest its funds in securities authorized by the Insurance Code, but not in investments whose value may be affected by hazards covered by the catastrophic insurance losses. The interest earned on these investments and any realized gains (loss) on investment transactions are recorded as income (expense) of the Company but become part of the trust fund and the catastrophe loss reserve. The assets in this fund, which amounted to $27,051 and $25,148 as of December 31, 2006 and 2005, respectively, are reported as other assets in the accompanying consolidated balance sheets and are to be used solely and exclusively to pay catastrophe losses covered under policies written in Puerto Rico.

        STS is required to make deposits to the fund, if any, on or before January 30 of the following year. Contributions are determined by a rate (1.0% for 2006 and 2005), imposed by the Commissioner of Insurance for the catastrophe policies written in that year. In January 2007 and 2006, the Company deposited to the trust fund $772 and $721, respectively, corresponding to the contributions for catastrophic policies written in 2006 and 2005, respectively.

        The amount in the trust fund may be withdrawn or released in the case that STS ceases to underwrite risks subject to catastrophe losses.

        Additions to the catastrophe loss reserve and the trust fund are deductible for income tax purposes.

        Retained earnings are restricted in the accompanying consolidated balance sheets by the total catastrophe loss reserve balance, which as of December 31, 2006 and 2005 amounted to $27,823 and $25,869, respectively.

(20) Commitments

        The Company leases its regional offices, certain equipment, and warehouse facilities under noncancelable operating leases. Minimum annual rental commitments at December 31, 2006 under existing agreements are summarized as follows:

Year ending December 31:
2007	$4,632
2008	3,562
2009	3,061
2010	2,652
2011	2,686
Thereafter	195

Total	$16,788

        Rental expense for 2006, 2005, and 2004 was $3,962, $2,185, and $1,653, respectively, after deducting the amount of $348, $495, and $489, respectively, reimbursed by Medicare (see note 15).

(21) Contingencies

  (a) Legal Proceedings

        (i)    At December 31, 2006, the Company is defendant in various lawsuits arising in the ordinary course of business. In the opinion of management, with the advice of its legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the consolidated financial position and results of operations of the Company.

        (ii)   The Company and others are defendants in a class action complaint alleging violations under the Racketeer Influenced and Corrupt Organizations Act, better know as the RICO Act. On May 4, 2006, the Court issued an Opinion and Order, which entered a summary judgment in favor of all the defendants, and dismissing the case. Plaintiffs filed a notice of appeal before the United States Court of Appeals for the First Circuit. The Appeals Court notified the briefing schedule, and plaintiffs filed their brief on August 21, 2006. Respondent filed theirs on September 30, 2006. The parties argued the case before the First Circuit on February 6, 2007, who took the case under advice. Judgment is expected within the next 90 days. The Company is unable to estimate the range of possible loss that may be ultimately realized upon the resolution of this case. In the opinion of management, with the advice of its legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the consolidated financial position and results of operations of the Company.

        (iii)  TSM, TSI, and others are defendants in a complaint where the plaintiffs allege that the defendants, among other things, violated provisions of the Puerto Rico Insurance Code, anti monopolistic practices and unfair business practices. After a preliminary review of the complaint, it appears that many of the allegations brought by the plaintiffs have been resolved in favor of TSM and TSI in previous cases brought by the same plaintiffs in the U.S. District Court for the District of Puerto Rico and by most of the plaintiffs in the local courts. The defendants, including TSM and TSI answered the complaint, filed a counter claim and filed several motions to dismiss this claim. On May 9, 2005, the plaintiffs filed the amended complaint and defendants are preparing the corresponding motions to dismiss this amended complaint. The plaintiffs amended the complaint to allege similar causes of action dismissed by the U.S. District Court for the District of Puerto Rico in another case described in bullet (ii) above. Defendants moved to dismiss the amended complaint. Plaintiffs have notified their opposition to some of the defendants' motion to dismiss, and the defendants filed the corresponding replies. In 2006 the Court held several hearings to argue dispositive motions. The Court has stayed all discovery until the motions are resolved. On January 19, 2007, the Court denied a motion by the plaintiffs to dismiss the defendants' counterclaim for malicious prosecution and abuse of process. The Court ordered plaintiffs to answer counterclaim by February 20, 2007. Plaintiffs failed to do so and the Company will move to enter the default against them. Also, on February 7, 2007 the Court decided the motions to dismiss that have been filed. In summary, the Court dismissed the following counts: charitable trust, RICO and violation of due process. The dismissal of these counts affects all the plaintiffs. Other counts of the complaint, torts, breach of contract and violation of the Puerto Rico corporations' law, were dismissed only against certain of the physician plaintiffs. The Court allowed the count based on antitrust. The Company will appeal the denial of the motion to dismiss the antitrust allegations. The Company is unable to estimate the range of possible loss that may be ultimately realized upon the resolution of this case. In the opinion of management, with the advice of its legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the consolidated financial position and results of operations of the Company.

        (iv)  On May 22, 2003 a putative class action suit was filed by Kenneth A. Thomas, M.D. and Michael Kutell, M.D., on behalf of themselves and all others similarly situated and the Connecticut State Medical Society against the BCBSA and substantially all of the other Blue plans in the United States, including TSI. The individual plaintiffs bring this action on behalf of themselves and a class of similarly situated physicians seeking redress for alleged illegal acts of the defendants, which they allege have resulted in a loss of their property and a detriment to their business, and for declaratory and injunctive relief to end those practices and prevent further losses. Plaintiffs alleged that the defendants, on their own and as part of a common scheme, systematically deny, delay and diminish the payments due to doctors so that they are not paid in a timely manner for the covered, medically necessary services they render. The class action complaint alleges that the healthcare plans are the agents of BCBSA licensed entities, and as such have committed the acts alleged above and acted within the scope of their agency, with the consent, permission, authorization and knowledge of the others, and in furtherance of both their interest and the interests of other defendants. Management believes that TSI was brought to this litigation for the sole reason of being associated with the BCBSA. However, on June 18, 2004 the plaintiffs moved to amend the complaint to include the Colegio de Médicos y Cirujanos de Puerto Rico (a compulsory association grouping all physicians in Puerto Rico), Marissel

Velázquez, MD, President of the Colegio de Médicos y Cirujanos de Puerto Rico, and Andrés Meléndez, MD, as plaintiffs against TSI. Later Marissel Velázquez, MD voluntarily dismissed her complaint against TSI. TSI, along with the other defendants, moved to dismiss the complaint on multiple grounds, including but not limited to arbitration and applicability of the McCarran Ferguson Act. The parties are currently engaged in mediation. Twenty four (24) plans have been actively participating in the mediation efforts. The Company has accrued its best estimate of the possible outcome of this case.

        (v)   On December 8, 2003, a putative class action was filed by Jeffrey Solomon, MD, and Orlando Armstrong, MD, on behalf of themselves and all other similarly situated and the American Podiatric Medical Association, Florida Chiropractic Association, California Podiatric Medical Association, Florida Podiatric Medical Association, Texas Podiatric Medical Association, and Independent Chiropractic Physicians, against the BCBSA and multiple other insurance companies, including TSI, all members of the BCBSA. The individual plaintiffs bring this action on behalf of themselves and a class of similarly situated physicians seeking redress for alleged illegal acts of the defendants, which they allege have resulted in a loss of their property and a detriment to their business, and for declaratory and injunctive relief to end those practices and prevent further losses. Plaintiffs alleged that the defendants, on their own and as part of a common scheme, systematically deny, delay, and diminish the payments due to doctors so that they are not paid in a timely manner for the covered, medically necessary services they render. Management believes that TSI was made a party to this litigation for the sole reason that TSI is associated with the BCBSA. TSI, along with the other defendants, moved to dismiss the complaint under multiple grounds, including but not limited to arbitration and applicability of the McCarran Ferguson Act. During September 2006, the Court, sua sponte, ordered the parties to engage in mediation. However, the defendants presented a joint position that they do not wish to mediate but to have the class certification issue decided by the Court. On March 6, 2007 the plaintiffs filed a notice of voluntary dismissal to dismiss the complaint without prejudice, against 52 of the 74 defendants. TSI was among those 52 defendants included in the voluntary dismissal notice.

  (b) Guarantee Associations

        Pursuant to the Insurance Code, STS is a member of Sindicato de Aseguradores para la Suscripción Conjunta de Seguros de Responsabilidad Profesional Médico Hospitalaria (SIMED) and of the Sindicato de Aseguradores de Responsabilidad Profesional para Médicos. Both syndicates were organized for the purpose of underwriting medical hospital professional liability insurance. As a member, the subsidiary shares risks with other member companies and, accordingly, is contingently liable in the event that the above mentioned syndicates cannot meet their obligations. During 2006, and 2005, no assessments or payments were made for this contingency.

        Additionally, pursuant to Article 12 of Rule LXIX of the Insurance Code, STS is a member of the Compulsory Vehicle Liability Insurance Joint Underwriting Association (the Association). The Association was organized during 1997 to underwrite insurance coverage of motor vehicle property damage liability risks effective January 1, 1998. As a participant, STS shares the risk, proportionately with other members, based on a formula established by the Insurance Code. During the three year period ended December 31, 2006, the Association distributed good experience refunds. STS received refunds amounting to $769, $918, and $840, in 2006, 2005, and 2004, respectively.

        STS is a member of the Asociación de Garantía de Seguros de Todas Clases, excepto Vida, Incapacidad y Salud and TSI, GA Life and SVTS are members of the Asociación de Garantía de Seguros de Vida, Incapacidad y Salud. As members, they are required to provide funds for the payment of claims and unearned premiums reimbursements for policies issued by insurance companies declared insolvent. During 2006, 2005, and 2004, STS paid assessments of $769, $965, and $1,121, respectively. Moreover, no assessments were attributable to TSI and GA Life during 2006, 2005, and 2004.

(22) Net Income Available to Stockholders and Basic Net Income per Share

        The Company presents only basic earnings per share, which is comprised of the net income that could be available to common stockholders divided by the weighted average number of common shares outstanding for the period.

        The following table sets forth the computation of basic earnings per share for the three year period ended December 31, 2006, giving retroactive effect to the stock split disclosed in note 28.

	2006	2005	2004
Numerator for basic earnings per share:
Net income available to stockholders	$54,533	$28,433	$45,803
Denominator for basic earnings per share:
Weighted average of common shares outstanding	26,733,000	26,712,000	26,757,000
Basic net income per share	$2.04	$1.06	$1.71

(23) Dividends

        On January 13, 2006, the board of directors (the Board) declared a cash dividend of $6,231 to be distributed pro rata among all of the Company's issued and outstanding common shares, excluding those shares issued to the representatives of the community that are members of the Board (the qualifying shares). All stockholders of record as of the close of business on January 16, 2006, except those who only hold qualifying shares, received a dividend per share of $0.23 for each share held on that date.

(24) Statutory Accounting

        TSI, GA Life, STS and SVTS (collectively known as the regulated subsidiaries) are regulated by the Commissioner of Insurance. The regulated subsidiaries are required to prepare financial statements using accounting practices prescribed or permitted by the Commissioner of Insurance, which differ from U.S. GAAP.

        The accumulated earnings of TSI, GA Life, and STS are restricted as to the payment of dividends by statutory limitations applicable to domestic insurance companies. Such limitations restrict the payment of dividends by insurance companies generally to unrestricted unassigned surplus funds reported for statutory purposes. As more fully described in note 20, a portion of the accumulated earnings of STS are also restricted by the catastrophe loss reserve balance (amounting to $27,823 and $25,869 as of December 31, 2006 and 2005, respectively) as required by the Insurance Code.

        The net admitted assets, unassigned surplus, and capital and surplus of the insurance subsidiaries at December 31, 2006 and 2005 are as follows:

	2006
	TSI	STS	GA Life
Net admitted assets	$559,479	$258,033	$305,508
Unassigned surplus	192,363	47,717	32,673
Capital and surplus	193,363	84,041	35,233
	2005
	TSI	STS	SVTS
Net admitted assets	$504,435	$246,429	$199,728
Unassigned surplus	167,812	41,796	16,454
Capital and surplus	194,812	76,164	19,014

        The net income (loss) of the insurance subsidiaries for the years ended December 31, 2006, 2005, and 2004 is as follows:

	TSI	STS	SVTS	GA Life
2006	$11,349	$7,922	$—	$7,097
2005	16,126	10,107	(58,046)	—
2004	31,045	9,589	607	—

(25) Supplementary Information on Noncash Transactions Affecting Cash Flow Activities

	2006	2005	2004
Supplementary information on noncash transactions affecting cash flows activities:
Change in net unrealized gain on securities available for sale, including deferred income tax liability of $2, $805, and $3,330 in 2006, 2005, and 2004, respectively	$(3,212)	$(18,832)	$1,101
Retirement of fully depreciated items	—	—	13,054
Change in cash-flow hedges, including deferred income tax liability of $196 and $236 in 2006 and 2005 and deferred income tax asset of $56 in 2004	(65)	457	281
Change in minimum pension liability, including related intangible asset of $606, $550, and $598 and deferred income tax asset of $2,340, $5,303, and $3,576, in 2006, 2005, and 2004, respectively	4,952	(2,788)	(3)
Adjustment to initially apply SFAS No. 158, including deferred income tax effect of $10,152 in 2006.	(16,081)	—	—

        On January 31, 2006, the Company acquired GA Life. Refer to note 3 for a summary of assets acquired and liabilities assumed as part of the acquisition.

(26) Segment Information

        The operations of the Company are conducted principally through three business segments: Managed Care, Life and Accident and Health Insurance (the Life Insurance segment), and Property and Casualty Insurance. In prior periods the Company presented the Managed Care segment segregated in two segments: Health Insurance—Commercial and Health Insurance—Reform. Both of these segments are now aggregated under the caption of Managed Care segment in accordance with the aggregation criteria established by SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. Business segments were identified according to the type of insurance products offered. These segments and a description of their respective operations are as follows:

  •
  Managed Care segment—TSI is engaged in the sale of managed care products to the Commercial market sector (including corporate accounts, U.S. federal government employees, local government employees, individual accounts and Medicare supplement) as well as to the Medicare Advantage, the Government of Puerto Rico Health Reform (the Reform) and stand-alone PDP. The following represents a description of the major contracts by sector:

  •
  Commercial—The premiums for this business are mainly originated through TSI's internal sales force and a network of brokers and independent agents. TSI is a qualified contractor to provide health coverage to federal government employees within Puerto Rico. Earned premiums revenue related to this contract amounted to $113,355, $113,181, and $108,143 for the three year period ended December 31, 2006, 2005, and 2004, respectively (see note 10). Under its Commercial business, TSI also provides health coverage to certain employees of the Commonwealth of Puerto Rico and its instrumentalities. Earned premium revenue related to such health plans amounted to $54,143, $64,623, and $67,082, for the three year period ended December 31, 2006, 2005, and 2004, respectively. TSI also processes and pays claims as fiscal intermediary for the Medicare—Part B Program in Puerto Rico and is reimbursed for operating expenses (see note 15).

    •
    Medicare Advantage and Stand-alone PDP—TSI provides services through its Medicare Advantage health plans pursuant to a limited number of contracts with CMS. These contracts generally have terms of one year and must be renewed each year. Each of our contracts with CMS is terminable for cause if TSI breaches a material provision of the contract or violate relevant laws or regulations. The premiums for this business are mainly originated through TSI's internal sales force and a network of brokers and independent agents. Earned premium revenue related to the Medicare Advantage business amounted to $170,820 and $34,236 for the years ended December 31, 2006 and 2005, respectively. There were no earned premiums for this business during the year ended December 31, 2004.

    •
    Reform—TSI participates in the Reform to provide health coverage to medically indigent citizens in Puerto Rico. The Reform program provides health coverage to medically indigent citizens in Puerto Rico, as defined by the laws of the Commonwealth of Puerto Rico. The Reform consists of a single policy with the same benefits for each qualified medically indigent citizen. Earned premium revenue related to this business amounted to $455,891, $510,839, and $484,742, for three year period ended December 31, 2006, 2005, and 2004, respectively. During these periods, TSI was the sole provider in three of the eight Reform regions in Puerto Rico. Since the Reform's inception in 1995, TSI had been the sole provider for two to three regions each year. The contract for each geographical area is subject to termination in the event of any non-compliance by the insurance company, which is not corrected or cured to the satisfaction of the government entity overseeing the Reform, or on ninety days' prior written notice in the event that the government determines that there is an insufficiency of funds to finance the Reform. These contracts usually have one-year terms and expire on September 30. Upon the expiration of the contract for a geographical area, of the Commonwealth of Puerto Rico usually commences an open bidding process to select the carrier for each area. In October 2006, TSI was informed that the new contract to serve one of these regions, Metro-North, had been awarded to another managed care company effective November 1, 2006. The contracts for the other two areas were renewed for a one-year period ending September 2007. In addition, the Reform contracts stipulate that in the event that the net income for any given contract year, as defined, exceeds 2.5% of the premiums collected for the related contract year, TSI would need to return 75% of this excess to the Commonwealth of Puerto Rico.

  •
  Life Insurance segment—This segment offers primarily life and accident and health insurance coverage, and annuity products. The premiums for this segment are mainly subscribed through GA Life's internal sales force and a network of independent brokers and agents.

  •
  Property and Casualty Insurance segment—The predominant insurance lines of business of this segment are commercial multiple peril, auto physical damage, auto liability, and dwelling. The premiums for this segment are originated through a network of independent insurance agents and brokers. Agents or general agencies collect the premiums from the insureds, which are subsequently remitted to STS, net of commissions. Remittances are due 60 days after the closing date of the general agent's account current.

        The Company evaluates performance based primarily on the operating revenues and operating income of each segment. Operating revenues include premiums earned, net, administrative service fees and net investment income. Operating costs include claims incurred and operating expenses. The Company calculates operating income or loss as operating revenues less operating costs.

        The accounting policies for the segments are the same as those described in the summary of significant accounting policies included in the notes to consolidated financial statements. Services provided between reportable segments are done at transfer prices which approximate fair value. The financial data of each segment is accounted for separately; therefore no segment allocation is necessary. However, certain operating expenses are centrally managed, therefore requiring an allocation to each segment. Most of these expenses are distributed to each segment based on different parameters, such as payroll hours, processed claims, or square footage, among others. In addition, some depreciable assets are kept by one segment, while allocating the depreciation expense to other segments. The allocation of the depreciation expense is based on the proportion of asset used by each segment. Certain expenses are not allocated to the segments and are kept within TSM's operations.

        The following tables summarize the operations by operating segment for each of the years in the three-year period ended December 31, 2006, 2005, and 2004.

	2006	2005	2004
Operating revenues:
Managed care:
Premiums earned, net	$1,337,070	$1,276,307	$1,196,289
Fee revenue	14,089	14,445	9,242
Intersegment premiums/fee revenue	5,531	4,274	3,945
Net investment income	18,852	16,958	16,020

Total managed care	1,375,542	1,311,984	1,225,496
Life:
Premiums earned, net	86,595	17,130	16,442
Intersegment premiums	293	—	—
Net investment income	13,749	3,018	2,778

Total life	100,637	20,148	19,220
Property and casualty:
Premiums earned, net	87,961	86,767	86,228
Intersegment premiums	591	—	—
Net investment income	9,589	8,706	7,668

Total property and casualty	98,141	95,473	93,896
Other segments—intersegment service revenues*	53,375	50,004	47,971

Total business segments	1,627,695	1,477,609	1,386,583
TSM operating revenues from external sources	467	456	354
Elimination of intersegment premiums	(6,415)	(4,274)	(3,945)
Elimination of intersegment service revenue	(53,375)	(50,004)	(47,971)

Consolidated operating revenues	$1,568,372	$1,423,787	$1,335,021

*
Includes segments that are not required to be reported separately. These segments include the data processing services organization as well as the third-party administrator of health insurance services.

	2006	2005	2004
Operating revenues:
Managed care	$45,472	$16,112	$36,204
Life	11,196	3,045	642
Property and casualty	11,250	12,244	7,737
Other segments*	1,115	543	1,115

Total business segments	69,033	31,944	45,698
TSM operating revenues from external sources	467	456	354
TSM unallocated operating expenses	(6,648)	(5,271)	(4,787)
Elimination of TSM charges	10,474	6,588	6,084

Consolidated operating income	73,326	33,717	47,349
Consolidated net realized investment gains	837	7,161	10,968
Consolidated net unrealized gain (loss) on trading securities	7,699	(4,709)	3,042
Consolidated interest expense	(16,626)	(7,595)	(4,581)
Consolidated other income, net	2,323	3,732	3,360

Consolidated income before taxes	$67,559	$32,306	$60,138

Depreciation expense:
Managed care	$3,788	$3,640	$3,630
Life	750	439	418
Property and casualty	775	62	177

Total business segments	5,313	4,141	4,225
TSM depreciation expense	1,130	1,089	1,118

Consolidated depreciation expense	$6,443	$5,230	$5,343

*
Includes segments that are not required to be reported separately. These segments include the data processing services organization as well as the third-party administrator of health insurance services.

	2006	2005
Assets:
Managed care	$600,948	$541,973
Life	407,994	271,615
Property and casualty	326,894	307,228
Other segments*	7,807	4,310

Total business segments	1,343,643	1,125,126

Unallocated amounts related to TSM:
Cash, cash equivalents, and investments	11,879	11,054
Property and equipment, net	23,792	24,760
Other assets	4,096	5,227

	39,767	41,041

Elimination entries—intersegment receivables and others	(37,901)	(28,705)

Consolidated total assets	$1,345,509	$1,137,462

	2006	2005
Significant noncash items:
Net change in unrealized gain on securities available for sale:
Managed care	$(1,560)	$(13,733)
Life	(1,457)	(1,844)
Property and casualty	(183)	(3,090)

Total business segments	(3,200)	(18,667)
Amount related to TSM	(12)	(165)

Consolidated net change in unrealized gain on securities available for sale	$(3,212)	$(18,832)

Net change in minimum pension liability:
Managed care	$3,795	$(2,048)
Life and Disability	212	(76)
Property and casualty	197	(142)
Other segments*	614	(453)

Total business segments	4,818	(2,719)
Amount related to TSM	134	(69)

Consolidated net change in minimum pension liability	$4,952	$(2,788)

Adjustment to initially apply SFAS No. 158, net of tax:
Managed care	$(10,959)	—
Life	(1,145)	—
Property and casualty	(144)	—
Other segments*	(3,278)	—

Total business segments	(15,526)	—
Amount related to TSM	(555)	—

Consolidated net change in minimum pension liability	$(16,081)	—

*
Includes segments that are not required to be reported separately. These segments include the data processing services organization as well as the third-party administrator of health insurance services.

(27) Quarterly Financial Information (Unaudited)

        The results of operations of GA Life are included in the quarterly financial information for the period following January 31, 2006.

	2006
	March 31	June 30	September 30	December 31	Total
Revenues:
Premiums earned, net	$382,104	$389,210	$392,004	$348,308	$1,511,626
Administrative service fees	3,429	3,202	3,725	3,733	14,089
Net investment income	10,050	10,766	10,509	11,332	42,657

Total operating revenues	395,583	403,178	406,238	363,373	1,568,372
Net realized investment gains (losses)	528	433	363	(487)	837
Net unrealized investment gain (loss) on trading securities	2,556	(2,245)	3,407	3,981	7,699
Other income (loss), net	1,199	(1,286)	1,295	1,115	2,323

Total revenues	399,866	400,080	411,303	367,982	1,579,231
Benefits and expenses
Claims incurred	326,684	334,186	319,365	278,746	1,258,981
Operating expenses	57,730	56,932	55,810	65,593	236,065

Total operating costs	384,414	391,118	375,175	344,339	1,495,046
Interest expense	3,394	3,692	4,089	5,451	16,626

Total benefits and expenses	387,808	394,810	379,264	349,790	1,511,672

Income before taxes	12,058	5,270	32,039	18,192	67,559

Income tax expense (benefit):
Current	2,636	779	6,130	5,862	15,407
Deferred	41	(128)	1,079	(3,373)	(2,381)

Total income taxes	2,677	651	7,209	2,489	13,026

Net income	$9,381	$4,619	$24,830	$15,703	$54,533

Basic net income per share (note 28)	$0.35	$0.17	$0.93	$0.59	$2.04

	2005
	March 31	June 30	September 30	December 31	Total
Revenues:
Premiums earned, net	$333,389	$339,618	$345,728	$361,469	$1,380,204
Administrative service fees	3,375	3,137	3,234	4,699	14,445
Net investment income	7,064	7,217	7,158	7,699	29,138

Total operating revenues	343,828	349,972	356,120	373,867	1,423,787
Net realized investment gains	3,314	1,363	1,857	627	7,161
Net unrealized investment gain (loss) on trading securities	(5,793)	(634)	905	813	(4,709)
Other income (loss), net	632	(142)	1,576	1,666	3,732

Total revenues	341,981	350,559	360,458	376,973	1,429,971

Benefits and expenses:
Claims incurred	302,923	297,901	299,577	307,966	1,208,367
Operating expenses	43,766	45,453	44,568	47,916	181,703

Total operating costs	346,689	343,354	344,145	355,882	1,390,070
Interest expense	1,788	1,856	1,880	2,071	7,595

Total benefits and expenses	348,477	345,210	346,025	357,953	1,397,665

Income (loss) before taxes	(6,496)	5,349	14,433	19,020	32,306

Income tax expense (benefit):
Current	1,221	758	802	1,252	4,033
Deferred	(2,510)	183	1,758	409	(160)

Total income taxes	(1,289)	941	2,560	1,661	3,873

Net income (loss)	$(5,207)	$4,408	$11,873	$17,359	$28,433

Basic net income (loss) per share	(0.20)	0.17	0.44	0.65	1.06

(28) Subsequent Events

        After an amendment to the Company's Articles of Incorporation that was effective February 2007, the Company was authorized to issue 100,000,000 shares of common stock with a par value of $1.00 per share.

        On April 24, 2007, the Company's Board of Directors authorized a 3,000-for-one stock split to be effected in the form of a dividend. This stock split is effective on May 1, 2007 to all stockholders of record at the close of business on April 24, 2007. The total number of authorized shares and par value, as described in the preceding paragraph, were unchanged by this action. The par value of the additional shares resulting from the stock split was reclassified from additional paid in capital to common stock. All references to the number of shares and per share amounts in these consolidated financial statements are presented after giving retroactive effect to the stock split.

TRIPLE-S MANAGEMENT CORPORATION AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007

 TRIPLE-S MANAGEMENT CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

(Dollar amounts in thousands, except per share data)

	(Unaudited) September 30, 2007	December 31, 2006
ASSETS
Investments and cash:
Securities held for trading, at fair value:
Equity securities	$69,968	$83,447
Securities available for sale, at fair value:
Fixed maturities	728,649	702,566
Equity securities	73,406	61,686
Securities held to maturity, at amortized cost:
Fixed maturities	46,331	47,989
Policy loans	5,491	5,194
Cash and cash equivalents	95,973	81,564

Total investments and cash	1,019,818	982,446

Premiums and other receivables, net	205,034	165,626
Deferred policy acquisition costs and value of business acquired	114,352	111,417
Property and equipment, net	42,529	41,615
Net deferred tax asset	8,363	9,292
Other assets	34,465	35,113

Total assets	$1,424,561	$1,345,509

LIABILITIES AND STOCKHOLDERS' EQUITY
Claim liabilities:
Claims processed and incomplete	$168,914	$147,211
Unreported losses	162,401	150,735
Unpaid loss-adjustment expenses	17,244	16,736

Total claim liabilities	348,559	314,682

Liability for future policy benefits	190,508	180,420
Unearned premiums	98,838	113,582
Policyholder deposits	46,136	45,425
Liability to Federal Employees' Health Benefits Program	19,637	13,563
Accounts payable and accrued liabilities	134,345	110,609
Borrowings	171,357	183,087
Income tax payable	—	9,242
Liability for pension benefits	32,315	32,300

Total liabilities	1,041,695	1,002,910

Stockholders' equity:
Common stock	26,772	26,733
Additional paid-in capital	123,993	124,031
Retained earnings	249,618	211,266
Accumulated other comprehensive loss	(17,517)	(19,431)

Total stockholders' equity	382,866	342,599

Total liabilities and stockholders' equity	$1,424,561	$1,345,509

See accompanying notes to unaudited consolidated financial statements.

 TRIPLE-S MANAGEMENT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Earnings (Unaudited)

For the three months and nine months ended September. 30, 2007 and 2006

(Dollar amounts in thousands, except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
REVENUES:
Premiums earned, net	$375,803	390,431	$1,101,614	1,158,599
Administrative service fees	3,908	3,725	11,034	10,356
Net investment income	11,229	10,509	33,397	31,325

Total operating revenues	390,940	404,665	1,146,045	1,200,280
Net realized investment gains	1,183	363	6,163	1,324
Net unrealized investment gain (loss) on trading securities	588	3,407	(764)	3,718
Other income (expense), net	(525)	1,295	1,842	1,208

Total revenues	392,186	409,730	1,153,286	1,206,530

BENEFITS AND EXPENSES:
Claims incurred	$310,033	317,388	$915,374	974,304
Operating expenses	57,944	55,810	173,439	170,472

Total operating costs	367,977	373,198	1,088,813	1,144,776

Interest expense	3,938	4,493	11,948	12,387

Total benefits and expenses	371,915	377,691	1,100,761	1,157,163

Income before taxes	20,271	32,039	52,525	49,367

INCOME TAX EXPENSE (BENEFIT):
Current	$4,575	6,130	$11,573	9,545
Deferred	206	1,079	152	992

Total income taxes	4,781	7,209	11,725	10,537

Net income	$15,490	24,830	$40,800	38,830

Basic net income per share (note 7)	$0.58	0.93	$1.53	1.45

See accompanying notes to unaudited consolidated financial statements.

 TRIPLE-S MANAGEMENT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity and
Comprehensive Income (Unaudited)

For the nine months
ended September 30, 2007 and 2006

(Dollar amounts in thousands, except per share data)

	2007	2006
BALANCE AT JANUARY 1	$342,599	$308,703
Dividends	(2,448)	(6,231)
Other	1	—
Comprehensive income (loss):
Net income	40,800	38,830
Net unrealized change in fair value of available for sale securities	1,137	(3,487)
Defined benefit pension plan:
Actuarial loss, net	935	—
Prior service cost, net	27	—
Net change in fair value of cash flow hedges	(185)	(30)

Total comprehensive income	42,714	35,313

BALANCE AT SEPTEMBER 30	$382,866	$337,785

See accompanying notes to unaudited consolidated financial statements.

 TRIPLE-S MANAGEMENT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Unaudited)

For the nine months ended September 30, 2007 and 2006

(Dollar amounts in thousands, except per share data)

	Nine months ended September 30,
	2007	2006
Net income	$40,800	$38,830

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,413	4,486
Net amortization of investments	556	135
Provision for doubtful receivables	1,902	1,588
Deferred tax expense	152	992
Net gain on sale of securities	(6,163)	(1,324)
Net unrealized (gain) loss of trading securities	764	(3,718)
Proceeds from trading securities sold:
Equity securities	38,309	14,137
Acquisition of securities in trading portfolio:
Equity securities	(19,172)	(14,599)
Loss on sale of property and equipment	2	22
(Increase) decrease in assets:
Premiums receivable	(21,258)	(34,552)
Agent balances	2,084	(528)
Accrued interest receivable	(1,314)	(21)
Other receivables	(4,289)	(2,843)
Reinsurance recoverable on paid losses	(16,409)	(3,637)
Deferred policy acquisition costs and value of business acquired	(2,935)	(4,066)
Prepaid income tax	(2,598)	3,353
Other assets	2,942	459
Increase (decrease) in liabilities:
Claims processed and incomplete	21,703	18,971
Unreported losses	11,666	17,402
Unpaid loss-adjustment expenses	508	1,414
Liability for future policy benefits	10,088	10,254
Unearned premiums	(14,744)	(3,832)
Policyholder deposits	1,192	1,356
Liability to FEHBP	6,074	(1,812)
Accounts payable and accrued liabilities	5,459	3,970
Income tax payable	(9,242)	4,677

Net cash provided by operating activities	$51,490	$51,114

(continued)

(continued from previous page)
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from investments sold or matured:
Securities available for sale:
Fixed maturities sold	$101,828	$16,151
Fixed maturities matured	25,733	30,895
Equity securities	1,000	1,209
Fixed maturity securities held to maturity	7,172	342
Acquisition of investments:
Securities available for sale:
Fixed maturities	(147,357)	(54,221)
Equity securities	(16,759)	(11,517)
Securities held to maturity:
Fixed maturities	(4,891)	(1,688)
Acquisition of business, net of $10,403 of cash acquired	—	(27,793)
Net disbursements for policy loans	(297)	(502)
Capital expenditures	(6,329)	(9,468)

Net cash used in investing activities	(39,900)	(56,592)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in outstanding checks in excess of bank balances	$17,477	$490
Repayments of short-term borrowings	(43,559)	(119,547)
Proceeds from short-term borrowings	43,559	117,807
Repayments of long-term borrowings	(11,730)	(2,093)
Proceeds from long-term borrowings	—	35,000
Dividends paid	(2,448)	(6,231)
Proceeds from policyholder deposits	5,133	4,389
Surrenders of policyholder deposits	(5,614)	(10,213)
Other	1	—

Net cash provided by financing activities	2,819	19,602

Net increase in cash and cash equivalents	14,409	14,124
Cash and cash equivalents at beginning of the period	81,564	49,050

Cash and cash equivalents at end of the period	$95,973	$63,174

 TRIPLE-S MANAGEMENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2007

(Dollar amounts in thousands, except per share data)

(Unaudited)

(1) Basis of Presentation

        The accompanying consolidated interim financial statements prepared by Triple-S Management Corporation and its subsidiaries (the Corporation) are unaudited, except for the balance sheet information as of December 31, 2006, which is derived from the Corporation's audited consolidated financial statements, pursuant to the rules and regulations of the United States Securities and Exchange Commission. The consolidated interim financial statements do not include all of the information and the footnotes required by U.S. generally accepted accounting principles for complete financial statements. These consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements included in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2006.

        In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such consolidated interim financial statements have been included. The results of operations for the three months and nine months ended September 30, 2007 are not necessarily indicative of the results for the full year.

        Certain amounts in the 2006 consolidated financial statements were reclassified to conform to the 2007 presentation.

(2) Recent Accounting Standards

        There were no new accounting pronouncements issued during the first six months of 2007 that have not been disclosed in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2006.

        The Corporation adopted the provisions of the Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109 (FIN 48) on January 1, 2007. See note 9 for details.

(3) Segment Information

        The operations of the Corporation are conducted principally through three business segments: Managed Care, Life and Accident and Health Insurance (the Life Insurance segment), and Property and Casualty Insurance. The Corporation evaluates performance based primarily on the operating revenues and operating income of each segment. Operating revenues include premiums earned, net, administrative service fees and net investment income. Operating costs include claims incurred and operating expenses. The Corporation calculates operating income or loss as operating revenues less operating costs.

        The following tables summarize the operations by major operating segment for the three months and nine months ended September 30, 2007 and 2006:

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
Operating revenues:
Managed Care:
Premiums earned, net	$330,366	346,668	$965,909	1,028,452
Administrative service fees	3,908	3,725	11,034	10,356
Intersegment premiums /service fees	1,309	1,335	4,717	4,224
Net investment income	4,848	4,770	14,338	13,842

Total managed care	340,431	356,498	995,998	1,056,874
Life Insurance:
Premiums earned, net	21,974	21,936	66,837	64,434
Intersegment premiums	92	79	264	235
Net investment income	3,695	3,285	11,054	10,117

Total life	25,761	25,300	78,155	74,786
Property and Casualty Insurance:
Premiums earned, net	23,463	21,827	68,868	65,713
Intersegment premiums	154	154	462	438
Net investment income	2,566	2,340	7,645	7,020

Total property and casualty	26,183	24,321	76,975	73,171
Other segments—intersegment service revenues*	10,683	12,855	32,325	38,320

Total business segments	403,058	418,974	1,183,453	1,243,151
TSM operating revenues from external sources	120	114	360	346
Elimination of intersegment premiums	(1,555)	(1,568)	(5,433)	(4,897)
Elimination of intersegment service fees	(10,683)	(12,855)	(32,325)	(38,320)

Consolidated operating revenues	$390,940	404,665	$1,146,045	1,200,280

*
Includes segments that are not required to be reported separately. These segments include the data processing services organization as well as the third-party administrator of managed care services.

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
Operating income:
Managed care	$17,499	22,377	$39,396	33,165
Life insurance	2,605	3,089	8,260	9,069
Property and casualty insurance	1,508	3,756	6,494	7,946
Other segments*	509	505	787	1,009

Total business segments	22,121	29,727	54,937	51,189
TSM operating revenues from external sources	120	114	360	346
TSM unallocated operating expenses	(2,006)	(1,120)	(6,279)	(3,762)
Elimination of TSM intersegment charges	2,728	2,746	8,214	7,731

Consolidated operating income	22,963	31,467	57,232	55,504
Consolidated net realized investment gains	1,183	363	6,163	1,324
Consolidated net unrealized gain (loss) on trading securities	588	3,407	(764)	3,718
Consolidated interest expense	(3,938)	(4,493)	(11,948)	(12,387)
Consolidated other income, net	(525)	1,295	1,842	1,208

Consolidated income before taxes	$20,271	32,039	$52,525	49,367

Depreciation expense:
Managed care	$1,167	977	$2,925	2,786
Life insurance	193	195	532	512
Property and casualty insurance	377	101	1,114	340

Total business segments	1,737	1,273	4,571	3,638
TSM depreciation expense	281	283	842	1,121

Consolidated depreciation expense	$2,018	1,556	$5,413	4,759

*
Includes segments that are not required to be reported separately. These segments include the data processing services organization as well as the third-party administrator of managed care services.

	September 30, 2007	December 31, 2006
Assets:
Managed care	$633,847	600,948
Life insurance	424,326	407,994
Property and casualty insurance	354,444	326,894
Other segments*	8,350	7,807

Total business segments	1,420,507	1,343,643
Unallocated amounts related to TSM:
Cash, cash equivalents, and investments	10,346	11,879
Property and equipment, net	22,801	23,792
Other assets	3,044	4,096

	36,191	39,767
Elimination entries-intersegment receivables and others	(32,137)	(37,901)

Consolidated total assets	$1,424,561	1,345,509

Significant noncash items:
Net change in unrealized gain on securities available for sale:
Managed care	$(449)	(1,560)
Life insurance	(690)	(1,457)
Property and casualty insurance	2,184	(183)

Total business segments	1,045	(3,200)
Amount related to TSM	92	(12)

Consolidated net change in unrealized gain on securities available for sale	$1,137	(3,212)

Net change in defined benefit pension plan liability:
Managed care	$658	3,795
Life	9	212
Property and casualty	69	197
Other segments*	205	614

Total business segments	941	4,818
Amount related to TSM	21	134

Consolidated net change in defined benefit pension plan liability	$962	4,952

*
Includes segments that are not required to be reported separately. These segments include the data processing services organization as well as the third-party administrator of managed care services.

(4) Investment in Securities

        The amortized cost for debt securities and equity securities, gross unrealized gains, gross unrealized losses, and estimated fair value for trading, available-for-sale and held-to-maturity securities by major security type and class of security at September 30, 2007 and December 31, 2006, were as follows:

	September 30, 2007
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Trading securities:
Equity securities	$54,215	16,525	(772)	69,968

Securities available for sale:
Fixed maturities	735,033	1,969	(8,353)	728,649
Equity securities	65,586	10,200	(2,380)	73,406

	800,619	12,169	(10,733)	802,055

Securities held to maturity:
Fixed maturities	46,331	53	(710)	45,674

	$901,165	28,747	(12,215)	917,697

	December 31, 2006
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Trading securities:
Equity securities	$66,930	17,436	(919)	83,447

Securities available for sale:
Fixed maturities	714,113	590	(12,137)	702,566
Equity securities	50,132	13,112	(1,558)	61,686

	764,245	13,702	(13,695)	764,252

Securities held to maturity:
Fixed maturities	47,989	383	(1,491)	46,881

	$879,164	31,521	(16,105)	894,580

        Investment in securities at September 30, 2007 are mostly comprised of U.S. Treasury securities, obligations of government sponsored enterprises and obligations of U.S. government instrumentalities (58.9%), mortgage backed and collateralized mortgage obligations that are U.S. agency-backed (7.6%) and obligations of the government of Puerto Rico and its instrumentalities (6.9%). The remaining 26.6% of the investment portfolio is comprised of corporate bonds, equity securities and mutual funds.

        The Corporation regularly monitors the difference between the cost and estimated fair value of investments. For investments with a fair value below cost, the process includes evaluating the length of time and the extent to which cost exceeds fair value, the prospects and financial condition of the issuer, and the Corporation's intent and ability to retain the investment to allow for recovery in fair value, among other factors. This process is not exact and further requires consideration of risks such as credit and interest rate risks. Consequently, if an investment's cost exceeds its fair value solely due to changes in interest rates, impairment may not be appropriate. If after monitoring and analyzing, the Corporation determines that a decline in the estimated fair value of any available-for-sale or held-to-maturity security below cost is other than temporary, the carrying amount of the security is reduced to its fair value. The impairment is charged to operations and a new cost basis for the security is established. During the nine months ended September 30, 2007 and 2006 the Corporation recognized other-than-temporary impairments amounting to $564 and $1,350, respectively, on its equity securities classified as available for sale.

(5) Premiums and Other Receivables

        Premiums and other receivables as of September 30, 2007 and December 31, 2006 were as follows:

	September 30, 2007	December 31, 2006
Premium	$68,696	53,377
Self-funded group receivables	30,038	24,854
FEHBP	9,942	9,187
Agents balances	26,729	28,813
Accrued interest	9,368	8,054
Reinsurance recoverable on paid losses	57,294	40,885
Other	23,099	18,686

	225,166	183,856

Less allowance for doubtful receivables:
Premium	$13,195	12,128
Other	6,937	6,102

	20,132	18,230

Total premiums and other receivables	$205,034	165,626

(6) Claim Liabilities

        The activity in the total claim liabilities for the three months and nine months ended September 30, 2007 and 2006 is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
Claim liabilities at beginning of period	$344,816	341,598	$314,682	297,563
Reinsurance recoverable on claim liabilities	(50,003)	(29,173)	(32,066)	(28,720)

Net claim liabilities at beginning of period	294,813	312,425	282,616	268,843

Claim liabilities acquired from GA Life	—	—	—	8,771
Incurred claims and loss-adjustment expenses:
Current period insured events	311,925	317,413	931,605	975,170
Prior period insured events	(4,815)	(6,163)	(25,753)	(12,471)

Total	307,110	311,250	905,852	962,699

Payments of losses and loss-adjustment expenses:
Current period insured events	288,469	289,548	711,175	748,093
Prior period insured events	14,776	20,010	178,615	178,103

Total	303,245	309,558	889,790	926,196

Net claim liabilities at end of period	298,678	314,117	298,678	314,117
Reinsurance recoverable on claim liabilities	49,881	30,416	49,881	30,416

Claim liabilities at end of period	$348,559	344,533	$348,559	344,533

        As a result of differences between actual amounts and estimates of insured events in prior periods, the amounts included as incurred claims for prior period insured events differ from anticipated claims incurred.

        The amount included in the incurred claims and loss-adjustment expenses for prior period insured events for the three months and nine months ended September 30, 2007 and 2006 represents a favorable development of claim liabilities due primarily to better than expected utilization trends.

(7) Capital Stock

        The Corporation is authorized to issue 100,000,000 shares of common stock with a par value of $1.00 per share pursuant to an amendment to the Corporation's Article of Incorporation that became effective in February 2007.

        On April 24, 2007, the Corporation's Board of Directors (the Board) authorized a 3,000-for-one stock split effected in the form of a dividend of 2,999 shares for every one share outstanding. This stock split was effective on May 1, 2007 to all stockholders of record at the close of business on April 24, 2007. The total number of authorized shares and par value per share were unchanged by this action. The par value of the additional shares resulting from the stock split was reclassified from additional paid in capital to common stock. All references to the number of shares and per share amounts in this consolidated financial statements are presented after giving retroactive effect to the stock split.

        On May 2007, the Corporation cancelled 24,000 director qualifying shares. As of February 2007, Board members are no longer required to hold qualifying shares to participate in the Board of Directors of the Corporation.

(8) Borrowings

        A summary of the Corporation's borrowings at September 30, 2007 and December 31, 2006 is as follows:

	September 30, 2007	December 31, 2006
Secured loan payable of $20,000, payable in various installments through August 1, 2007, with interest payable on a monthly basis at a rate reset periodically of 130 basis points over selected LIBOR maturity (which was 6.67% at December 31, 2006).	$—	$10,500
Senior unsecured notes payable of $50,000 due September 2019. Interest is payable semiannually at a fixed rate of 6.30%.	50,000	50,000
Senior unsecured notes payable of $60,000 due December 2020. Interest is payable monthly at a fixed rate of 6.60%.	60,000	60,000
Senior unsecured notes payable of $35,000 due January 2021. Interest is payable monthly at a fixed rate of 6.70%.	35,000	35,000
Secured loan payable of $41,000, payable in monthly installments of $137 through July 1, 2024, plus interest at a rate reset periodically of 100 basis points over selected LIBOR maturity (which was 6.72% and 6.35% at September 30, 2007 and December 31, 2006, respectively).	26,357	27,587

Total borrowings	$171,357	$183,087

(9) Comprehensive Income

        The accumulated balances for each classification of other comprehensive income are as follows:

	Unrealized gain (loss) on securities	Liability for pension benefits	Cash flow hedges	Accumulated other comprehensive income
BALANCE AT JANUARY 1	$5	(19,742)	306	(19,431)
Net current period change	1,137	962	(185)	1,914

BALANCE AT SEPTEMBER 30	$1,142	(18,780)	121	(17,517)

(10) Income Taxes

        Under Puerto Rico income tax law, the Corporation is not allowed to file consolidated tax returns with its subsidiaries. The Corporation and its subsidiaries are subject to Puerto Rico income taxes. The Corporation's insurance subsidiaries are also subject to U.S. federal income taxes for foreign source dividend income. As of January 1, 2007, tax years 2003 through 2006 for the Corporation and its subsidiaries are subject to examination by Puerto Rico taxing authorities.

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of earnings in the period that includes the enactment date. Quarterly income taxes are calculated using the effective tax rate determined based on the income forecasted for the full fiscal year.

        In June 2006, FASB issued FIN 48, which among other things, provides guidance to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing a minimum recognition threshold which income tax positions must achieve before being recognized in the financial statements. In addition, FIN 48 requires expanded annual disclosures, including a rollforward of the beginning and ending aggregate unrecognized taxes as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized taxes will significantly increase or decrease within twelve months. The Corporation adopted FIN 48 on January 1, 2007; no adjustment was required upon the adoption of this accounting pronouncement.

(11) Pension Plan

        The components of net periodic benefit cost for the three months and nine months ended September 30, 2007 and 2006 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
Components of net periodic benefit cost:
Service cost	$1,254	1,350	$4,194	4,042
Interest cost	1,195	1,151	3,916	3,454
Expected return on assets	(1,034)	(954)	(3,395)	(2,880)
Prior service cost	14	12	44	36
Actuarial loss	501	602	1,526	1,794

Net periodic benefit cost	$1,930	2,161	$6,285	6,446

  Employer contributions

        The Corporation disclosed in its audited consolidated financial statements for the year ended December 31, 2006 that it expected to contribute $5,000 to its pension program in 2007. As of September 30, 2007, the Corporation contributed $5,000 to the pension program.

(12) Net Income Available to Stockholders and Net Income per Share

        The Corporation presents only basic earnings per share, which consists of the net income that is available to common stockholders divided by the weighted-average number of common shares outstanding for the period.

        The following table sets forth the computation of basic net income per share after giving retroactive effect to the stock split disclosed in note 7:

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
Numerator for basic earnings per share:
Net income available to stockholders	$15,490	24,830	$40,800	38,830

Denominator for basic earnings per share:
Weighted average of outstanding common shares giving effect to 3,000-for-one stock split	26,772,000	26,733,000	26,741,333	26,728,333

Basic net income per share giving effect to 3,000-for-one stock split	$0.58	0.93	$1.53	1.45

(13) Contingencies

        Various litigation claims and assessments against the Corporation have arisen in the ordinary course of business, including but not limited to, its activities as an insurer and employer. Furthermore, the Commissioner of Insurance, as well as other Federal and Puerto Rico government authorities, regularly make inquiries and conduct audits concerning our compliance with applicable insurance and other laws and regulations. Management believes, based on the opinion of legal counsel, that the aggregate liabilities, if any, arising from such claims, assessments, audits and lawsuits would not have a material adverse effect on the consolidated financial position or results of operations of the Corporation. However, given the inherent unpredictability of these matters, it is possible that an adverse outcome in certain matters could have a material adverse effect on our operating results and/or cash flows. Where the Corporation believes that a loss is both probable and estimable, such amounts have been recorded. In other cases, it is at least reasonably possible that the Corporation may have incurred a loss related to one or more of the mentioned pending lawsuits or investigations, but the Corporation is unable to estimate the range of possible loss which may be ultimately realized, either individually or in the aggregate, upon their resolution.

  Sánchez Litigation

        On September 4, 2003, José Sánchez and others filed a putative class action complaint against us, present and former directors of the board of directors and our managed care subsidiary, and others, in the United States District Court for the District of Puerto Rico, alleging violations under the Racketeer Influenced and Corrupt Organizations Act (RICO). The class action complaint, which was amended on March 24, 2005, seeks damages in excess of $40 million. The plaintiffs purport to represent, among others, providers of medical products and services covered under policies issued or administered by the defendants, as well as the subscribers to those policies. Among other allegations, the suit alleges a scheme to defraud the plaintiffs by acquiring control of our managed care subsidiary through illegally capitalizing our managed care subsidiary and later converting it to a for profit corporation and depriving the shareholders of their ownership rights. The plaintiffs base their allegations on the alleged decisions of our managed care subsidiary's board of directors and shareholders, purportedly made in 1979, to operate with certain restrictions in order to turn our managed care subsidiary into a charitable corporation. On May 4, 2006, the Court issued an Opinion and Order awarding summary judgment in favor of all the defendants, thereby dismissing the case. Plaintiffs filed a notice of appeal before the United States Court of Appeals for the First Circuit. On June 13, 2007, the First Circuit issued its Opinion confirming the summary judgment entered by the District Court. The plaintiffs did not move for any type of post-judgment relief before the Court of Appeals. On September 11, 2007, the plaintiffs filed a petition for certiorari with the U.S. Supreme Court, which was docketed on September 17, 2007. We filed an opposition to the petition for certiorari on October 17, 2007.

  Jordán et al Litigation

        On April 24, 2002, Octavio Jordán, Agripino Lugo, Ramón Vidal, and others filed a suit against the Corporation, TSI and others in the Court of First Instance for San Juan, Superior Section, alleging, among other things, violations by the defendants of provisions of the Puerto Rico Insurance Code, antitrust violations, unfair business practices, breach of contract with providers, and damages in the amount of $12.0 million. The plaintiffs also asserted that, in light of TSI's former tax-exempt status, the assets of TSI belong to a charitable trust held in the benefit of the people of Puerto Rico (the "charitable trust claim"). They also requested that we sell shares to them pursuant to a contract with TSI dated August 16, 1989 regarding the acquisition of shares. We believe that many of the allegations brought by the plaintiffs in this complaint have been resolved in favor of the Corporation and TSI in previous cases brought by the same plaintiffs in the United States District Court for the District of Puerto Rico and in the local courts. The defendants, including us and TSI, answered the complaint, filed a counterclaim and filed several motions to dismiss.

        On May 9, 2005, the plaintiffs amended the complaint to allege causes of action similar to those dismissed in the Sánchez case and to seek damages of approximately $207.0 million. Defendants moved to dismiss all claims in the amended complaint. Plaintiffs opposed the motions to dismiss and defendants filed corresponding replies. In 2006, the Court held several hearings concerning these dispositive motions and stayed all discovery until the motions were resolved.

        On January 19, 2007, the Court denied a motion by the plaintiffs to dismiss the defendants' counterclaim for malicious prosecution and abuse of process. The Court ordered plaintiffs to answer the counterclaim by February 20, 2007. Although they filed after the required date, plaintiffs have filed an answer to the counterclaim.

        On February 7, 2007, the Court dismissed the charitable trust, RICO and violation of due process claims as to all of the plaintiffs. The tort, breach of contract and violation of the Puerto Rico corporations' law claims were dismissed only against certain of the physician plaintiffs. The Court allowed the count based on antitrust to proceed, and in reconsideration allowed the charitable trust and RICO claims to proceed. We appealed to the Puerto Rico Court of Appeals the denial of the motion to dismiss as to the antitrust allegations and the Court's decision to reconsider the claims previously dismissed.

        On May 30, 2007 the Puerto Rico Court of Appeals granted leave to replead the RICO and antitrust claims only to the physician plaintiffs, consistent with certain requirements set forth in its opinion, to allow the physician plaintiffs the opportunity to cure the deficiencies and flaws the Court found in plaintiffs allegations. The Court dismissed the charitable trust claim as to all plaintiffs, denying them the opportunity to replead that claim, and dismissed the RICO and antitrust claims as to the non-physician plaintiffs. Also, the Court of Appeals granted leave to replead a derivative claim capacity on behalf of the Corporation to the lone shareholder plaintiff. The plaintiffs moved for the reconsideration of this judgment. On July 18, 2007 the Court of Appeals denied the plaintiffs motion for reconsideration, which has granted plaintiffs leave to replead certain matters. On August 17, 2007, plaintiffs filed a petition for certiorari by the Puerto Rico Supreme Court, which we opposed on August 27, 2007. On October 16, 2007, the plaintiffs filed an Urgent Motion for acceptance of their petition for certiorari in light of the allegations of improper political contributions made with the Corporation's funds by our former CEO, Miguel Vázquez-Deynes, while in office. We do not believe that the alleged activity referenced by Mr. Vázquez-Deynes relates to the claims asserted in this case by plaintiffs or to legal issues presented in the petition for certiorari. We opposed the Urgent Motion on October 30, 2007. The plaintiffs' petition for certiorari was denied by the Puerto Rico Supreme Court on November 9, 2007.

  Thomas Litigation

        On May 22, 2003, a putative class action suit was filed by Kenneth A. Thomas, M.D. and Michael Kutell, M.D., on behalf of themselves and all others similarly situated and the Connecticut State Medical Society against BCBSA and substantially all of the other Blue Cross and Blue Shield plans in the United States, including our managed care subsidiary. The case is pending before the U.S. District Court for the Southern District of Florida, Miami District.

        The individual plaintiffs bring this action on behalf of themselves and a class of similarly situated physicians seeking redress for alleged illegal acts of the defendants, which they allege have resulted in a loss of their property and a detriment to their business, and for declaratory and injunctive relief to end those practices and prevent further losses. Plaintiffs alleged that the defendants, on their own and as part of a common scheme, systematically deny, delay and diminish the payments due to doctors so that they are not paid in a timely manner for the covered, medically necessary services they render.

        The class action complaint alleges that the health care plans are the agents of BCBSA licensed entities, and as such have committed the acts alleged above and acted within the scope of their agency, with the consent, permission, authorization and knowledge of the others, and in furtherance of both their interest and the interests of other defendants.

        Management believes that our managed care subsidiary was brought to this litigation for the sole reason of being associated with the BCBSA. However, on June 18, 2004 the plaintiffs moved to amend the complaint to include the Colegio de Médicos y Cirujanos de Puerto Rico (a compulsory association grouping all physicians in Puerto Rico), Marissel Velázquez, M.D., President of the Colegio de Médicos y Cirujanos de Puerto Rico, and Andrés Meléndez, M.D., as plaintiffs against our managed care subsidiary. Later Marissel Velázquez, M.D. voluntarily dismissed her complaint against our managed care subsidiary.

        Our managed care subsidiary, along with the other defendants, moved to dismiss the complaint on multiple grounds, including but not limited to arbitration and applicability of the McCarran Ferguson Act.

        The parties have been ordered to engage in mediation by the District Court, and twenty four plans, including our managed care subsidiary, are actively participating in the mediation efforts. The mediation resulted in the creation of a Settlement Agreement that was filed with the Court on April 27, 2007, and on May 31, 2007, the District Court preliminarily approved the Settlement Agreement. We have recorded an accrual for the estimated settlement, which is included within the accounts payable and accrued liabilities in our unaudited consolidated financial statements as of and for the nine months ended September 30, 2007. A final approval hearing for the Settlement Agreement was held on November 14, 2007, but no order approving the settlement had been issued as of the date of this prospectus.

  Lens Litigation

        On October 23, 2007, Ivonne Houellemont, Ivonne M. Lens and Antonio A. Lens, heirs of Dr. Antonio Lens-Aresti, a former shareholder of TSI, filed a suit against TSI in the Court of First Instance for San Juan, Superior Section. The plaintiffs are seeking the return of 16 shares (prior to giving effect to the 3,000-for-one stock split) that were redeemed in 1996, a year after the death of Dr. Lens-Aresti, or compensation in the amount of $40,000 per share which they allege is a share's present value, alleging that they were fraudulently induced to submit the shares for redemption in 1996. At the time of Dr. Lens-Aresti's death, the bylaws of TSI would not have permitted the plaintiffs to inherit Dr. Lens-Aresti's shares, as those bylaws provided that in the event of a shareholder's death, shares could be redeemed at the price originally paid for them or could be transferred only to an heir who was either a doctor or dentist. The plaintiffs' complaint also states that they purport to represent as a class all heirs of the TSI's former shareholders whose shares were redeemed upon such shareholders' deaths. On October 31, 2007, the Corporation filed a motion to dismiss the claims as barred by the applicable statute of limitations.

  Colón Litigation

        On October 15, 2007, Jose L. Colón-Dueño, a former holder of one share of TSI predecessor stock, filed suit against TSI and the Commissioner of Insurance in the Court of First Instance for San Juan, Superior Section. Mr. Colón-Dueño owned one share of TSI predecessor stock that was redeemed in 1999 for its original purchase price pursuant to an order issued by the Commissioner of Insurance requiring the redemption of a total of 1,582 shares that had been previously sold by the company. The Company appealed this Commissioner of Insurance's order to the Puerto Rico Court of Appeals, which upheld that order by decision dated March 31, 2000. The plaintiff requests that the court direct TSI to return his share of stock and pay damages in excess of $500,000 and attorney's fees. TSI believes that this claim is meritless, as the validity of the share repurchase was decided by the Court of Appeals in 2000, and plans to vigorously contest this matter.

  Puerto Rico Center for Municipal Revenue Collection

        On March 1, 2006 and March 3, 2006, respectively, the Puerto Rico Center for Municipal Revenue Collection (CRIM) imposed a real property tax assessment of approximately $1.3 million and a personal property tax assessment of approximately $4.0 million upon TSI for the fiscal years 1992–1993 through 2002-2003, during which time TSI qualified as a tax-exempt entity under Puerto Rico law pursuant to rulings issued by the Puerto Rico tax authorities. In imposing the tax assessments, CRIM contends that because a for-profit corporation, such as TSI, is not entitled to such an exemption, the rulings recognizing the tax exemption that were issued should be revoked on a retroactive basis and property taxes should be applied to TSI for the period when it was exempt. On March 28, 2006 and March 29, 2006, respectively, TSI challenged the real and personal property tax assessments in the

Court of First Instance for San Juan, Superior Section. On October 29, 2007, the Court entered summary judgment for CRIM affirming the real property tax assessment of approximately $1.3 million. TSI filed a motion for reconsideration of the Court's summary judgment decision on November 14, 2007. The Court has not issued a decision with respect to the personal property tax assessment. Management believes that these municipal tax assessments are improper and currently expects to prevail in this litigation.

  Puerto Rico House of Representatives Investigation

        On October 25, 2007, the House of Representatives of the Legislative Assembly (the "House") of the Commonwealth of Puerto Rico approved a resolution ordering the House's Committee on Health to investigate TSI, our managed care subsidiary. The resolution states that TSI originally intended to operate as a not-for-profit entity in order to provide low-cost health insurance and improve the health services offered by certain government agencies. The resolution orders the Committee to investigate the effects of TSI's alleged failure to provide low-cost health insurance, among other obligations, and requires the Committee to prepare and submit a report to the House detailing its findings, conclusions and recommendations on or prior to sixty (60) days from the approval of the resolution. The Committee may refer any finding of wrongdoing to the Secretary of Justice of the Commonwealth for further investigation. We believe that TSI and its predecessor managed care companies have complied with such obligations in all material respects, but cannot predict the outcome of the proposed investigation and are currently unable to ascertain the impact these matters may have on our business, if any.

TRIPLE-S MANAGEMENT CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Unaudited Pro Forma Combined Financial Statements
(Dollar amounts in thousands, except per share data)

        On January 31, 2006, Triple-S Management Corporation (TSM or the "Corporation") completed the acquisition of 100% of the issued and outstanding shares of common stock of Great American Life Assurance Company of Puerto Rico ("GA Life") for $37.5 million. The closing was made in conformity with the terms of the Stock Purchase Agreement between the Corporation and Great American Financial Resources, Inc. that was executed on December 15, 2005. To finance this acquisition, on January 31, 2006, the Corporation closed the issuance of $35.0 million of its 6.70% Senior Unsecured Notes due January 2021 (the "Notes") in a private placement to various institutional investors pursuant to a Note Purchase Agreement. Pursuant to the Note Purchase Agreement, the Corporation pays interest on the outstanding balance of the Notes at the rate of 6.70% per annum from the date of the issuance of the Notes, payable monthly commencing on March 1, 2006, until such principal becomes due and payable.

        For accounting purposes, this transaction was accounted for as a purchase business combination with TSM treated as the acquirer, using TSM's historical financial information and applying fair value estimates to the acquired assets and liabilities of GA Life as of January 31, 2006.

        TSM's historical consolidated balance sheet at December 31, 2006 already consolidates the financial position of GA Life. The preliminary unaudited pro forma combined statement of earnings for the year ended December 31, 2006 combines the historical consolidated statement of earnings of the Corporation and GA Life giving effect to the acquisition as if it had occurred on January 1, 2006. The historical financial statements have been adjusted to give effect to pro forma events that are (i) directly attributable to the acquisition, (ii) expected to have a continuing impact on the Corporation, and (iii) factually supportable.

        The information provided in these unaudited pro forma combined financial statement should be read in conjunction with the:

  •
  Accompanying notes to the unaudited pro forma combined financial statements;

  •
  The Corporation's separate historical audited consolidated financial statements as of and for the year ended December 31, 2006 included in this filing;

  •
  GA Life's separate historical audited financial statements as of and for the year ended December 31, 2005, included in this filing.

        The unaudited pro forma combined financial statements has been prepared for information purposes only. The unaudited pro forma combined financial statements are not necessarily indicative of what the financial position or results of operations actually would have been had the acquisition been completed at the date indicated. In addition, the unaudited pro forma combined financial statement does not pretend to project the future results of operations of the combined company. The unaudited pro forma combined financial statement does not consider the impact of possible revenue enhancements, expense efficiencies, synergies or asset dispositions.

        The unaudited pro forma combined financial statement has been prepared using the purchase method of accounting with TSM treated as the acquirer. Accordingly, TSM's costs to acquire GA Life have been allocated to the acquired assets and liabilities based upon their estimated fair values at January 1, 2006.

Unaudited Pro Forma Combined Statement of Earnings
For the Year Ended December 31, 2006
(Dollar amounts in thousands, except per share data)

	Historical TSM	Historical GA Life		Pro Forma Adjustments			Pro Forma Combined
Revenue:
Premiums earned, net	$1,511,626		$1,983		$—		$1,513,609
Administrative services fees	14,089		—		—		14,089
Net investment income	42,657		390		(36)	(a)	43,011

Total operating revenues	1,568,372		2,373		(36)		1,570,709

Net realized investment gains	837		—		—		837
Net unrealized investment loss on trading securities	7,699		—		—		7,699
Other income, net	2,323		—		—		2,323

Total revenues	1,579,231		2,373		(36)		1,581,568

Benefits and expenses:
Claims incurred	1,258,981		990		(31)	(b)	1,259,940
Operating expenses	236,065		826		25	(c)	236,916

Total operating costs	1,495,046		1,816		(6)		1,496,856

Interest expense	16,626		40		195	(d)	16,861

Total benefits and expenses	1,511,672		1,856		189		1,513,717

Income before taxes	67,559		517		(225)		67,851

Income tax expense (benefit):
Current	15,407		54		(79)	(e)	15,382
Deferred	(2,381)		—		—		(2,381)

Total income taxes	13,026		54		(79)		13,001

Net income	$54,533		$463		$(146)		$54,850

Basic net income per share	$2.04	$		$		(f)	$2.05

Weighted average of common shares outstanding	26,730,000					(f)	26,730,000

Notes to the Unaudited Pro Forma Combined Financial Statements

December 31, 2006

(Dollar amounts in thousands, except per share data)

Pro Forma Adjustments

        TSM's historical consolidated balance sheet included in the unaudited pro forma combined balance sheet at December 31, 2006 already consolidates the financial position of GA Life; therefore no pro forma adjustments were necessary. The pro forma adjustments to the unaudited combined statement of earnings for the year ended December 31, 2006 assume that the acquisition occurred on January 1st. Since the results of operations of GA Life subsequent to the acquisition date are consolidated within TSM's historical income statement, in order to determine the pro forma amounts we considered only the historical results of operations of GA Life for the one month period ended January 31, 2006.

        The following pro forma adjustments result from the estimated allocation of the purchase price for the acquisition based on the fair value of the assets and liabilities acquired from GA Life. The amounts and description related to the preliminary adjustments are as follows:

Adjustments to the Unaudited Pro Forma Combined Statement of Earnings

        (a)   Net investment income—This pro forma adjustment represents GA Life's anticipated additional bond premium amortization for the one month ended January 31, 2006 of approximately $36 due to the fair value accounting of its investment in securities.

        (b)   Claims incurred—Represents the effect in the statement of earnings of the adjustment to the value of the liability for future policy benefits. As part of the purchase accounting the value of the liability for future policy benefits of GA Life was adjusted to its estimated fair value.

        (c)   Operating expenses—Represents the effect in the statement of earnings of the adjustment to the value of business acquired upon the application of the purchase accounting.

        (d)   Interest expense—Represents the interest expense related to the 6.7% Senior Unsecured Notes amounting to $35,000. The monthly interest expense of this note amounts to $195.

        (e)   Current income tax expense—Represents the tax effect of the other pro forma adjustments to the statement of earnings. The tax effect was estimated using a blended effective tax rate of 35% since TSM and GA Life are taxed differently under Puerto Rico income tax law. TSM is subject to Puerto Rico income taxes as a regular corporation at an enacted tax rate of 39%. GA Life, as a qualified domestic life insurance company doing business in Puerto Rico, is only subject to the alternative minimum tax and taxes on its capital gains, as applicable. The alternative minimum tax results in an effective tax rate of 11%.

        (f)    Earnings per share—Amount was calculated based on the historical combined net income of the Corporation and GA Life giving effect to the pro forma adjustments done to the statement of earnings as described above. TSM's historical weighted average of shares after giving effect to the 3,000-for-one stock split was used to calculate the pro forma earnings per share.

SCHEDULE II

TRIPLE-S MANAGEMENT CORPORATION
Schedule II—Condensed Financial Information of the Registrant
(Parent Company Only)
Financial Statements
December 31, 2006, 2005, and 2004
(With Independent Auditors' Report Thereon)

KPMG
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Triple-S Management Corporation:

        Under date of March 7, 2007, we reported on the consolidated balance sheets of Triple-S Management Corporation and Subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006 as contained in the 2006 annual report to stockholders. Our report refers to the adoption of the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, as of December 31, 2006. These consolidated financial statements and our report thereon are incorporated by reference in the annual report on Form 10-K for the year 2006. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedules as listed in the Item 15. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

        In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

San Juan, Puerto Rico
March 7, 2007, except as to note 11, which is as of May 1, 2007

Stamp No. 2221754 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

TRIPLE-S MANAGEMENT CORPORATION

(Parent Company Only)

Balance Sheets

Years ended December 31, 2006 and 2005

(Dollar amounts in thousands, except per share data)

	2006	2005
Assets
Current assets:
Cash and cash equivalents	$1,224	$50

Receivables:
Due from subsidiaries*	360	1,436
Other	29	15

Total receivables	389	1,451
Investment in securities	9,655	10,004
Prepaid income tax	—	92
Net deferred tax assets	218	316
Accrued interest	79	96
Other assets	523	621

Total current assets	12,088	12,630
Notes receivable from subsidiaries*	79,000	83,000
Investment in securities	1,000	1,000
Accrued interest on note receivable from subsidiaries	4,001	2,142
Net deferred tax assets	574	312
Investments in wholly owned subsidiaries*	377,341	299,421
Property and equipment, net	23,792	24,760
Pension asset	719	2,135
Other assets	912	1,275

Total assets	$499,427	$426,675

Liabilities and Stockholders' Equity
Current liabilities:
Current portion of long-term debt	$12,140	$1,640
Due to subsidiary*	15,159	10,509
Accounts payable and accrued expenses	8,291	6,873
Income taxes payable	291	—

Total current liabilities	35,881	19,022
Long-term debt	120,947	98,950

Total liabilities	156,828	117,972

Stockholders' equity:
Common stock at $1.00 par value. Authorized 100,000,000 shares; issued and outstanding 26,733,000 and 26,712,000 shares at December 31, 2006 and 2005 (note 11)	26,733	26,712
Additional paid-in capital (note 11)	124,031	124,052
Retained earnings	211,266	162,964
Accumulated other comprehensive loss, net	(19,431)	(5,025)

	342,599	308,703
Commitments and contingencies:
Total liabilities and stockholders' equity	$499,427	$426,675

*
Eliminated in consolidation.

See accompanying independent registered public accounting firm's report and notes to financial statements.

TRIPLE-S MANAGEMENT CORPORATION

(Parent Company Only)

Statements of Earnings

Years ended December 31, 2006, 2005, and 2004

(Dollar amounts in thousands, except per share data)

	2006	2005	2004
Rental income*	$6,897	$6,724	$6,290
Management fees	3,650	—	—
General and administrative expenses	(6,648)	(5,271)	(4,787)

Operating income	3,899	1,453	1,503

Other revenue (expenses):
Equity in net income of subsidiaries*	53,632	27,604	45,451
Interest expense, net of interest income of $6,088, $1,809, and $1,088 in 2006, 2005, and 2004, respectively*	(2,078)	(336)	(863)

Total other revenue, net	51,554	27,268	44,588

Income before income taxes	55,453	28,721	46,091

Income tax expense (benefit):
Current	772	208	306
Deferred	148	80	(18)

Total income tax expense, net	920	288	288

Net income	$54,533	$28,433	$45,803

*
Eliminated in consolidation (see note 8).

See accompanying independent registered public accounting firm's report and notes to financial statements.

TRIPLE-S MANAGEMENT CORPORATION

(Parent Company Only)

Statements of Stockholders' Equity and Comprehensive Income

Years ended December 31, 2006, 2005, and 2004

(Dollar amounts in thousands, except per share data)

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balance, December 31, 2003	$27,090	$123,678	$88,728	$14,759	$254,255
Stock redemption	(378)	374	—	—	(4)
Comprehensive income:
Net income	—	—	45,803	—	45,803
Net unrealized change in investment securities	—	—	—	1,101	1,101
Net change in minimum pension liability	—	—	—	(3)	(3)
Net change in fair value of cash-flow hedges	—	—	—	281	281

Total comprehensive income					47,182

Balance, December 31, 2004	26,712	124,052	134,531	16,138	301,433
Comprehensive income:
Net income	—	—	28,433	—	28,433
Net unrealized change in investment securities	—	—	—	(18,832)	(18,832)
Net change in minimum pension liability	—	—	—	(2,788)	(2,788)
Net change in fair value of cash-flow hedges	—	—	—	457	457

Total comprehensive income					7,270

Balance, December 31, 2005	26,712	124,052	162,964	(5,025)	308,703
Dividends declared	—	—	(6,231)	—	(6,231)
Adjustment to initially apply SFAS No. 158, net of tax	—	—	—	(16,081)	(16,081)
Other	21	(21)	—	—	—
Comprehensive income:
Net income	—	—	54,533	—	54,533
Net unrealized change in investment securities	—	—	—	(3,212)	(3,212)
Net change in minimum pension liability	—	—	—	4,952	4,952
Net change in fair value of cash-flow hedges	—	—	—	(65)	(65)

Total comprehensive income					33,896

Balance, December 31, 2006	26,733	124,031	211,266	(19,431)	342,599

See accompanying independent registered public accounting firm's report and notes to financial statements.

TRIPLE-S MANAGEMENT CORPORATION

(Parent Company Only)

Statements of Cash Flows

Years ended December 31, 2006, 2005, and 2004

(Dollar amounts in thousands, except per share data)

	2006	2005	2004
Cash flows from operating activities:
Net income	$54,533	$28,433	$45,803
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in net income of subsidiaries*	(53,632)	(27,604)	(45,451)
Depreciation and amortization	1,130	1,090	1,118
Accretion in value of securities	—	—	(1)
Provision for obsolescence	(83)	(25)	(44)
Deferred income tax benefit	148	80	(18)
Changes in assets and liabilities:
Receivables*	1,062	(583)	(699)
Accrued interest*	(1,842)	(1,354)	(729)
Prepaid income tax, pension asset, and other assets	1,256	(2,553)	(1,245)
Accounts payable, accrued expenses, and due to subsidiary*	6,068	3,948	5,834
Income taxes payable	291	—	(14,339)

Net cash provided by (used in) operating activities	8,931	1,432	(9,771)

Cash flows from investing activities:
Acquisition of investment in securities classified as available for sale	—	(3,000)	(1,430)
Proceeds from sale and maturities of investment in securities classified as available for sale	335	—	1,280
Notes receivable from subsidiaries*	4,000	(57,000)	—
Acquisition of business	(38,196)	—	—
Acquisition of property and equipment, net	(162)	(273)	(39)

Net cash used in investing activities	(34,023)	(60,273)	(189)

Cash flows from financing activities:
Dividends paid	(6,231)	—	—
Dividend received from wholly owned subsidiaries*	—	—	15,000
Repayments of long-term borrowings	(2,503)	(5,140)	(2,645)
Proceeds from long-term borrowings	35,000	60,000	—
Redemption of common stock	—	—	(4)

Net cash provided by financing activities	26,266	54,860	12,351

Net increase (decrease) in cash and cash equivalents	1,174	(3,981)	2,391
Cash and cash equivalents, beginning of year	50	4,031	1,640

Cash and cash equivalents, end of year	$1,224	$50	$4,031

Supplemental information:
Income taxes paid	$402	$170	$14,774
Interest paid	7,809	2,093	1,951
Noncash activities:
Change in net unrealized gain on securities available for sale, including deferred income tax liability of $2, $805, and $3,330 in 2006, 2005 and 2004, respectively	$(3,212)	$(18,832)	$1,101
Change in cash-flow hedges, including deferred tax liability of $196 and $236 in 2006 and 2005, respectively, and deferred income tax asset of $56 in 2004	(65)	457	281
Change in minimum pension liability, including related intangible asset of $606, $550, and $598 and deferred income tax asset of $2,340, $5,303, and $3,576, in 2006, 2005, and 2004, respectively	4,952	(2,788)	(3)
Adjustment to initially apply SFAS No. 158, including deferred income tax effect of $10,152 in 2006	(16,081)	—	—

*
Eliminated in consolidation.

See accompanying independent registered public accounting firm's report and notes to financial statements.

TRIPLE-S MANAGEMENT CORPORATION

(Parent Company Only)

Notes to Financial Statements

Years ended December 31, 2006, 2005, and 2004

(Dollar amounts in thousands, except per share data)

(1)    Organization

        Triple-S Management Corporation (the Company or TSM) was incorporated under the laws of the Commonwealth of Puerto Rico on January 17, 1997 to engage, among other things, as the holding company of entities primarily involved in the insurance industry.

        The Company has the following wholly owned subsidiaries that are subject to the regulations of the Commissioner of Insurance of the Commonwealth of Puerto Rico (the Commissioner of Insurance): (a) Triple-S, Inc. (TSI) a managed care organization, that provides health benefits services to subscribers through contracts with hospitals, physicians, dentists, laboratories, and other organizations located mainly in Puerto Rico; (b) Great American Life Assurance Company of Puerto Rico (GA Life), which is engaged in the underwriting of life and accident and health insurance policies and the administration of annuity contracts; and (c) Seguros Triple-S, Inc. (STS), which is engaged in the underwriting of property and casualty insurance policies. The Company and TSI are members of the Blue Cross and Blue Shield Association (BCBSA).

        Effective January 31, 2006, the Company completed the acquisition of 100% of the common stocks of GA Life and effective June 30, 2006, the Company merged the operations of its former life and accident and health insurance subsidiary, Seguros de Vida Triple-S, Inc. (SVTS), into the GA Life. The results of operations and financial position of GA Life are included as part of equity in net income of subsidiaries in the accompanying statements of earnings for the period following January 31, 2006.

        The Company also has two other wholly owned subsidiaries, Interactive Systems, Inc. (ISI) and Triple-C, Inc. (TC). ISI is mainly engaged in providing data processing services to the Company and its subsidiaries. TC is mainly engaged as a third party administrator for TSI in the administration of the Commonwealth of Puerto Rico Health Care Reform's business (the Reform). Also, TC provides health care advisory services to TSI and other health insurance-related services to the health insurance industry.

        A substantial majority of the Company's business activity through its subsidiaries is with insureds located throughout Puerto Rico and, as such, the Company is subject to the risks associated with the Puerto Rico economy.

(2)    Significant Accounting Policies

        The significant accounting policies followed by the Company are set forth in the notes to the consolidated financial statements of the Company incorporated by reference into Item 15 to the Annual Report on Form 10-K.

(3)    Business Combinations

        Effective January 31, 2006, the Company acquired 100% of the common stock of GA Life. As a result of this acquisition, the Corporation became one of the leading providers of life insurance policies in Puerto Rico. The acquisition was accounted by the Company in accordance with the provisions of SFAS No. 141, Business Combinations. The equity in net income of GA Life is included in the accompanying financial statements for the period following the effective date of the acquisition. The aggregate purchase price of the acquired entity amounted to $38,196; of this amount $37,500 was paid in cash on January 31, 2006 and $696 are direct costs related to the acquisition.

        The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	$219,747
Property and equipment	1,500
Value of business acquired	22,823

Total assets acquired	244,070
Total liabilities assumed	(205,874)

Net assets acquired	$38,196

        The estimated fair value of the value of business acquired was actuarially determined by discounting after-tax profits at a risk rate of return equal to approximately 12%. After-tax profits were forecasted based upon models of the insurance in force, actual invested assets as of acquisition date and best-estimate actuarial assumptions regarding premium income, claims, persistency, expenses and investment income accruing from invested assets plus reinvestment of positive cash flows. The best-estimate actuarial assumptions were based upon GA Life's recent experience in each of its major life and health insurance product lines. The amount of value of business acquired is to be amortized, considering interest, over the anticipated premium-paying period of the related policies in proportion to the ratio of annual premium revenue to the expected total premium revenue to be received over the life of the policies.

(4)    Property and Equipment, Net

        Property and equipment as of December 31 are composed of the following:

	2006	2005
Land	$6,531	$6,531
Buildings and leasehold improvements	27,927	27,765

	34,458	34,296
Less accumulated depreciation and amortization	(10,666)	(9,536)

Property and equipment, net	$23,792	$24,760

(5)    Investment in Wholly Owned Subsidiaries

        Summarized combined financial information for the Company's wholly owned subsidiaries as of and for the years ended December 31, 2006 and 2005 is as follows:

	2006	2005
Assets
Cash, cash equivalents, and investments	$943,784	$704,252
Receivables, net	186,919	257,531
Other assets	212,940	163,343

Total assets	$1,343,643	$1,125,126

Liabilities and Equity
Claim liabilities	$314,682	$297,563
Future policy benefits related to funds withheld reinsurance	180,420	118,635
Unearned premiums	113,582	95,703
Annuity contracts	45,509	41,738
Accounts payable and other liabilities	312,109	272,066

Total liabilities	966,302	825,705
Stockholders' equity	377,341	299,421

Total liabilities and equity	$1,343,643	$1,125,126

        The net income of the subsidiaries during the three-year period ended December 31, 2006 was $53,632, $27,604, and $45,451. The Company allocates to its subsidiaries certain expenses incurred in the administration of their operations. Total charges including other expenses paid on behalf of the subsidiaries amounted to $4,346, $3,828 and $3,945, in the three-year period ended December 31, 2006.

(6) Long-Term Borrowings

        A summary of the long-term borrowings entered by the Company at December 31, 2006 and 2005 follows:

	2006	2005
Secured note payable of $20,000, payable in various installments through August 31, 2007, with interest payable on a monthly basis at a rate reset periodically of 130 basis points over selected LIBOR maturity (which was 6.67% and 5.71% at December 31, 2006 and 2005, respectively)	$10,500	$11,500
Senior unsecured notes payable of $60,000 due December 2020. Interest is payable monthly at a fixed rate of 6.60%	60,000	60,000
Senior unsecured notes payable of $35,000 due January 2021. Interest is payable monthly at a fixed rate of 6.70%	35,000	—
Secured loan payable of $41,000, payable in monthly installments of $137 through July 1, 2024, plus interest at a rate reset periodically of 100 basis points over selected LIBOR maturity (which was 6.35% and 5.29% at December 31, 2006 and 2005, respectively)	27,587	29,090

	133,087	100,590
Less current maturities	(12,140)	(1,640)

Total loans payable to bank	$120,947	$98,950

Aggregate maturities of the Company's long term borrowings as of December 31, 2006 are summarized as follows:
2007	$12,140
2008	1,640
2009	1,640
2010	1,640
2011	1,640
Thereafter	114,387

	$113,087

        On January 23, 2006 the Company issued and sold $35,000 of its 6.70% senior unsecured notes payable due January 2021. These notes were privately placed to various accredited institutional investors. All of the Company's senior notes can be prepaid at par, in total or partially, five years after issuance as determined by the Company.

        TSI has a senior unsecured note payable amounting to $50,000 due in September 2019 with interest rate of 6.30% that is guaranteed by the Company as to payment of principal, premium, if any, and interest. The Company's senior unsecured notes and the senior unsecured note of its subsidiary contain certain covenants with which the Company and its subsidiary have complied with at December 31, 2006.

        Debt issuance costs related to each of the Company's senior unsecured notes were deferred and are being amortized using the straight-line method over the term of its respective senior note. Unamortized debt issuance costs related to these senior unsecured notes as of December 31, 2006 and 2005 amounted to $828 and $579, respectively, and are included within the other assets in the accompanying balance sheets.

        The credit agreement related to the $20,000 secured note payable calls for repayments of principal amount of not less than $250 and in integral multiples of $50.

        The loan and note payable previously described are guaranteed by a first position held by the bank on the Company's and its subsidiaries land, building, and substantially all leasehold improvements, as collateral for the term of the loans under a continuing general security agreement. These credit facilities contain certain covenants, which are normal in this type of credit facility, which the Company and its subsidiaries have complied with at December 31, 2006 and 2005.

        Interest expense on the above long-term borrowings amounted to $8,545, $2,018, and $1,217 in the three-year period ended December 31, 2006.

(7) Income Taxes

        The Company is subject to Puerto Rico income taxes. Under Puerto Rico income tax law, the Company is not allowed to file consolidated tax returns with its subsidiaries.

        The income tax expense differs from the amount computed by applying the Puerto Rico statutory income tax rate to net income before income taxes as a result of the following:

	2006	2005	2004
Income tax expense at statutory rate of 39%	$21,626	$11,201	$17,975
Increase (decrease) in taxes resulting from:
Equity in net income of wholly owned subsidiaries	(20,916)	(10,765)	(17,726)
Disallowances	37	(68)	97
Other, net	173	(80)	(58)

Total income tax expense	$920	$288	$288

        Deferred income taxes reflect the tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes. The net deferred tax asset at December 31, 2006 and 2005 is composed of the following:

	2006	2005
Deferred tax assets:
Reserve for obsolete inventory	$—	$32
Liability for pension benefits	406	136
Employee benefits plan	292	208
Postretirement benefits	17	16
Deferred compensation	121	238
Nondeductible depreciation	379	402
Unrealized loss on securities available for sales	60	58

Total gross deferred tax assets	1,275	1,090

Deferred tax liabilities:
Unamortized bond issue costs	(211)	(226)
Cash-flow hedges	(196)	(236)
Other	(76)	—

Gross deferred tax liabilities	(483)	(462)

Net deferred tax asset	792	628

        In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management believes that it is more likely than not that the Company will realize the benefits of these deductible differences.

(8) Transaction with Related Parties

        The following are the significant related-party transactions made for the three-year period ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
Rent charges to subsidiaries	$6,824	$6,588	$6,083
Interest charged to subsidiary on notes receivable	5,620	1,353	734

(9) Contingencies

        At December 31, 2006 and 2005, the Company is defendant in various lawsuits in the ordinary course of business. In the opinion of management, with the advice of its legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the position and results of operations of the Company.

(10) Dividends

        On January 13, 2006, the board of directors (the Board) declared a cash dividend of $6,231 to be distributed pro rata among all of the Company's issued and outstanding common shares, excluding those shares issued to the representatives of the community that are members of the Board (the qualifying shares). All stockholders of record as of the close of business on January 16, 2006, except those who only hold qualifying shares, received a dividend per share of $0.23 for each share held on that date.

(11) Subsequent Events

        After an amendment to the Company's Articles of Incorporation that was effective February 2007, the Company was authorized to issue 100,000,000 shares of common stock with a par value of $1.00 per share.

        On April 24, 2007, the Company's Board of Directors authorized a 3,000-for-one stock split to be effected in the form of a dividend. This stock split is effective on May 1, 2007 to all stockholders of record at the close of business on April 24, 2007. The total number of authorized shares and par value, as described in the preceding paragraph, were unchanged by this action. The par value of the additional shares resulting from the stock split was reclassified from additional paid in capital to common stock. All references to the number of shares and per share amounts in these financial statements are presented after giving retroactive effect to the stock split.

SCHEDULE III

TRIPLE-S MANAGEMENT CORPORATION

Schedule III—Supplementary Insurance Information

For the years ended December 31, 2006, 2005 and 2004

Segment	Deferred Policy Acquisition Costs and Value of Business Acquired	Claim Liabilities	Liability for Future Policy Benefits	Unearned Premiums	Other Policy Claims and Benefits Payable	Premium Revenue	Net Investment Income	Claims Incurred	Amortization of Deferred Acquisition Policy Costs and Value of Business Acquired	Other Operating Expenses	Net Premiums Written
	(Dollar amounts in thosands)
2006
Managed care	$—	$185,249	$—	$17,812	$—	$1,339,807	$18,852	$1,173,622	$—	$156,448	$1,339,807
Life insurance	88,590	35,164	180,420	1,960	—	86,888	13,749	43,619	16,339	29,483	84,752
Property and casualty insurance	22,827	94,269	—	93,810	—	88,552	9,589	41,740	25,118	20,033	93,252
Other non-reportable segments, parent company operations and net consolidating entries	—	—	—	—	—	(3,621)	467	—	—	(11,356)	—

Total	$111,417	$314,682	$180,420	$113,582	$—	$1,511,626	$42,657	$1,258,981	$41,457	$194,608	$1,517,811

2005
Managed care	$—	$178,978	$8,829	$8,829	$—	$1,279,511	$16,849	$1,155,878	$—	$139,994	$1,279,511
Life insurance	61,677	22,478	181	181	118,635	17,130	3,018	8,902	264	7,937	17,130
Property and casualty insurance	19,891	96,107	86,693	86,693	—	86,767	8,706	43,587	23,137	16,505	91,883
Other non-reportable segments, parent company operations and net consolidating entries	—	—	—	—	—	(3,204)	456	—	—	(6,134)	—

Total	$81,568	$297,563	$95,703	$95,703	$118,635	$1,380,204	$29,029	$1,208,367	$23,401	$158,302	$1,388,524

2004
Managed care	$—	$168,910	$6,249	$6,249	$—	$1,199,184	$15,699	$1,058,585	$—	$130,707	$1,199,184
Life insurance	887	20,788	481	481	—	16,442	2,778	11,231	66	7,281	16,442
Property and casualty insurance	17,825	89,627	77,853	77,853	—	86,228	7,668	45,977	22,388	17,794	89,659
Other non—reportable segments, parent company operations and net consolidating entries	—	—	—	—	—	(2,895)	354	—	—	(6,357)	—

Total	$18,712	$279,325	$84,583	$84,583	$—	$1,298,959	$26,499	$1,115,793	$22,454	$149,425	$1,305,285

SCHEDULE IV

TRIPLE-S MANAGEMENT CORPORATION AND SUBSIDIARIES

Schedule IV—Reinsurance

For the years ended December 31, 2006, 2005 and 2004

	Gross Amount	Ceded to Other Companies(1)	Assumed from Other Companies	Net Amount	Percentage of Amount Assumed to Net
	(Dollar amounts in thosands)
2006
Life insurance in force	$10,433,690	$6,957,946	$—	$3,475,744	0.0%

Premiums:
Life insurance	$89,736	$9,397	$4,413	$84,752	5.2%
Accident and health insurance	1,341,952	2,145	—	1,339,807	0.0%
Property and casualty insurance	158,975	65,723	—	93,252	0.0%

Total premiums	$1,590,663	$77,265	$4,413	$1,517,811	0.3%

2005
Life insurance in force	$4,443,620	$1,887,180	$—	$2,556,440	0.0%

Premiums:
Life insurance	$24,195	$7,465	$400	$17,130	2.3%
Accident and health insurance	1,285,805	6,294	—	1,279,511	0.0%
Property and casualty insurance	151,127	59,244	—	91,883	0.0%

Total premiums	$1,461,127	$73,003	$400	$1,388,524	0.0%

2004
Life insurance in force	$4,575,470	$2,443,567	$—	$2,131,903	0.0%

Premiums:
Life insurance	$23,709	$7,267	$—	$16,442	0.0%
Accident and health insurance	1,200,292	1,108	—	1,199,184	0.0%
Property and casualty insurance	141,874	52,215	—	89,659	0.0%

Total premiums	$1,365,875	$60,590	$—	$1,305,285	0.0%

(1)
Premiums ceded on the life insurance business are net of commission income on reinsurance amounting to $275, $541 and $699 for the years ended December 31, 2006, 2005 and 2004.

SCHEDULE V

TRIPLE-S MANAGEMENT CORPORATION AND SUBSIDIARIES

Schedule V—Valuation and Qualifying Accounts

For the years ended December 31, 2006, 2005 and 2004

	Additions
	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts— Describe(1)	Deductions— Describe(2)	Balance at End of Period
	(Dollar amounts in thosands)
2006
Allowance for doubtful receivables	$12,240	$8,570	$1,380	$(3,960)	$18,230

2005
Allowance for doubtful receivables	$11,173	$3,829	$—	$(2,762)	$12,240

2004
Allowance for doubtful receivables	$9,015	$5,166	$—	$(3,008)	$11,173

(1)
Represents amount of allowance for doubtful accounts acquired upon the purchase of GA Life and other adjustments.

(2)
Dedutions represent the write-off of accounts deemed uncollectible.

* Less than one percent

Annex A

        The following table contains information with respect to the beneficial ownership of our common stock by the selling shareholders immediately prior to the completion of this offering and as adjusted to reflect the sale of the shares of common stock pursuant to this offering, including the sale of shares pursuant to the over-allotment option. To our knowledge, the selling shareholders have sole voting and investment power with respect to their shares of common stock listed.

					Shares of Common Stock Sold in this Offering
			Shares of Common Stock Beneficially Owned before this Offering			Shares of Common Stock Beneficially Owned after this Offering
Last Name
	First Name	MI	Number	Percentage	Number	Number	Percentage
Abreu Elias	Federico		6,000	*	4,000	2,000	*
Acevedo Guevara	Tomas		6,000	*	2,000	4,000	*
Acevedo Lazzarini	Luis	G	3,000	*	1,500	1,500	*
Acevedo Maldonado	Jaime		6,000	*	4,000	2,000	*
Acevedo Montes	Enrique	J	3,000	*	2,000	1,000	*
Acevedo Montes	Gloria	E	3,000	*	2,000	1,000	*
Acosta Duarte	Mario		6,000	*	2,000	4,000	*
Acosta Otero	Andres		3,000	*	2,000	1,000	*
Acosta Ruiz	Melvyn		3,000	*	2,000	1,000	*
Acosta Velez	Heriberto	A	12,000	*	8,000	4,000	*
Alcover Miranda	Amador	J	15,000	*	10,000	5,000	*
Aldrich Diaz	Ismael		3,000	*	1,000	2,000	*
Aleman Acevedo	Rosa	E	12,000	*	8,000	4,000	*
Alemañy Arana	Domingo	S	18,000	*	12,000	6,000	*
Alemañy Gonzalez	Alfonso	R	63,000	*	42,000	21,000	*
Alemañy Pons	Jaime	J	3,000	*	2,000	1,000	*
Alicea Cruz	Valeriano		6,000	*	2,000	4,000	*
Alicea Ortiz	Juan	R	6,000	*	4,000	2,000	*
Alonso Alonso	Jorge		18,000	*	12,000	6,000	*
Alonso Alonso	Jose	A	18,000	*	12,000	6,000	*
Alonso Alonso	Ricardo		15,000	*	10,000	5,000	*
Alvarado Jimenez	Jose	R	15,000	*	10,000	5,000	*
Alvarado Norat	Frankie		27,000	*	18,000	9,000	*
Alvarez Pagan	Milton		15,000	*	10,000	5,000	*
Alvarez Pont	Antolin	J	3,000	*	1,000	2,000	*
Alvarez Ramirez	Flavio	E	15,000	*	10,000	5,000	*
Alvarez Reid	Restituto		33,000	*	11,000	22,000	*
Alvarez Sepulveda	Nereida	L	15,000	*	10,000	5,000	*
Alvarez Suarez	Maria	L	15,000	*	10,000	5,000	*
Anduze Roig	Ada		25,500	*	17,000	8,500	*
Ansa Vila	Ramon	M	15,000	*	10,000	5,000	*
Antommattei Frontera	Osvaldo		27,000	*	9,000	18,000	*
Anzalota Hernandez	Jose		27,000	*	18,000	9,000	*
Apellaniz Barreto	Luis Francisco		6,000	*	4,000	2,000	*
Aponte Martinez	Lydiana		3,000	*	2,000	1,000	*
Aponte Rodriguez	Elba	G	6,000	*	2,000	4,000	*
Aragon	Guillermo	E	63,000	*	21,000	42,000	*
Arboleda-Osorio	Bolivar		3,000	*	2,000	1,000	*
Arce Lopez	Emilio	A	15,000	*	3,000	12,000	*
Arce Ortiz	Emilio	A	12,000	*	8,000	4,000	*
Archevald Mathew	Carlos	L	63,000	*	42,000	21,000	*
Arias Maldonado	Luis	A	3,000	*	2,000	1,000	*
Ark	Phillip	R	3,000	*	2,000	1,000	*
Armstrong Mayoral	Raul	A	48,000	*	20,000	28,000	*
Arroyo Alvarez	Jorge	G	27,000	*	18,000	9,000	*
Arroyo Fernandez	Angel		3,000	*	1,000	2,000	*
Arroyo Rosas	Juan	G	3,000	*	2,000	1,000	*
Arroyo Wangen	Esther	N	15,000	*	5,000	10,000	*
Arsuaga Collazo	Jose	L	3,000	*	2,000	1,000	*
Arzeno Lopez	George		15,000	*	10,000	5,000	*

Astor Casalduc	Frank	C	3,000	*	2,000	1,000	*
Avila Cortes	Lynnette		15,000	*	10,000	5,000	*
Axtmayer Vaello	Alfred	L	63,000	*	42,000	21,000	*
Ayala Colon	Angel	R	6,000	*	4,000	2,000	*
Ayala Colon	Jorge	L	3,000	*	2,000	1,000	*
Ayala Rivera	Marco	A	6,000	*	4,000	2,000	*
Ayuso Batista	Juan	J	3,000	*	2,000	1,000	*
Baco Bague	Priscila	L	15,000	*	7,500	7,500	*
Badia Calderon	Jose	M	48,000	*	32,000	16,000	*
Badillo Echevarria	Salvador		27,000	*	18,000	9,000	*
Badillo Quiñones	Jose	A	36,000	*	12,000	24,000	*
Baez Estevensasso	Ignacio	J	48,000	*	32,000	16,000	*
Baez Murphy	Raymond		63,000	*	42,000	21,000	*
Baez Quiñones	Pedro	A	3,000	*	1,000	2,000	*
Baez Santiago	Eric	A	6,000	*	4,000	2,000	*
Bajandas Daly	Ahmed		15,000	*	5,000	10,000	*
Balaguer Cros	Juan	L	15,000	*	10,000	5,000	*
Balzac Lizardi	Rafael		63,000	*	42,000	21,000	*
Balzac Mercader	Jaime		36,000	*	12,000	24,000	*
Banuchi Domenech	Ivan	B	48,000	*	32,000	16,000	*
Barnes Colom	Francisco	J	33,000	*	21,998	11,002	*
Barnes Español	Ricardo		21,000	*	7,000	14,000	*
Basora de Garcia	Graciela		27,000	*	18,000	9,000	*
Bassa	Ramon	A	3,000	*	2,000	1,000	*
Battistini Rodriguez	Miguel	A	3,000	*	1,000	2,000	*
Bauza Hernandez	Antonio		33,000	*	22,000	11,000	*
Bauza Higuera	Ana	E	7,500	*	5,000	2,500	*
Bayonet Rivera	Natalio	P	30,000	*	10,000	20,000	*
Bello Valentin	Maria	A	9,000	*	6,000	3,000	*
Beltran Fernandez	Virgilio	A	6,000	*	4,000	2,000	*
Benavent Rico	Carlyle		27,000	*	9,000	18,000	*
Benavent Stoner	Harry	H	30,000	*	10,000	20,000	*
* Less than one percent
Berio Suarez	Maria Teresa		48,000	*	32,000	16,000	*
Bernal Rosa	Jose	F	15,000	*	5,000	10,000	*
Berrios Aponte	Cruz	M	12,000	*	8,000	4,000	*
Berrios Latorre	Antonio	O	3,000	*	2,000	1,000	*
Berrios Lopez	Cesar		27,000	*	18,000	9,000	*
Berrios Ortiz	Pedro	A	63,000	*	42,000	21,000	*
Berrios Pagan	Brigido	E	3,000	*	2,000	1,000	*
Berrocal Sanchez	Carlos	S	63,000	*	23,000	40,000	*
Berrocal Velez	Jose	A	15,000	*	10,000	5,000	*
Bills	Zaida	R	9,000	*	6,000	3,000	*
Bladuell Ramos	Wallace		18,000	*	12,000	6,000	*
Blanco Peck	Richard	M	2,500	*	1,666	834	*
Blanco Plard	Arturo	L	5,500	*	3,600	1,900	*
Blanco Plard	Vivian	L	2,500	*	1,666	834
Blanco Ramos	Carlos		51,000	*	34,000	17,000	*
Blasini Rivera	Marino		48,000	*	32,000	16,000	*
Bocanegra Acevedo	Ubaldo		3,000	*	1,000	2,000	*
Boneta Garcia	Eliseo		63,000	*	21,000	42,000	*
Bonilla Argudo	Jorge	I	33,000	*	11,000	22,000	*
Bonilla Colon	Jorge		33,000	*	22,000	11,000	*
Bonnet Alvarez	Mayra	Z	3,000	*	1,000	2,000	*
Borras Blasco	Pedro	J	63,000	*	42,000	21,000	*
Borras Fernandez	Carlos		30,000	*	20,000	10,000	*
Borras Fernandez	Isabel	C	33,000	*	10,890	22,110	*
Borrego Cidoncha	Amalia	M	1,500	*	1,000	500	*
Borrego Cidoncha	Marta	I	1,500	*	1,000	500	*
Botello Arache	Lepido		15,000	*	10,000	5,000	*
Bou Gauthier	Elias	H	3,000	*	2,000	1,000	*
Brau Ramirez	Ricardo	H	6,000	*	2,000	4,000	*

Bravo Castro	Jaime	J	6,000	*	2,000	4,000	*
Bravo Nones	Alfredo	A	15,000	*	10,000	5,000	*
Bravo Serrano	Miguel	A	30,000	*	20,000	10,000	*
Brea-Pimentel	Jose	A	6,000	*	4,000	2,000	*
Brito Arache	Rafael	A	45,000	*	30,000	15,000	*
Buitrago Santos	Hector	C	15,000	*	10,000	5,000	*
Bunker Soler	Antonio	L	12,000	*	4,000	8,000	*
Bunker Soler	Frances	M	12,000	*	4,000	8,000	*
Bunker Soler	George	A	12,000	*	6,000	6,000	*
Bunker Soler	Rex	J	12,000	*	6,000	6,000	*
Buonomo-Morales	Emigdio	A	3,000	*	1,000	2,000	*
Bures Miguel	Aleida		3,000	*	2,000	1,000	*
Burgos Calderon	Rafael	A	3,000	*	2,000	1,000	*
Burgos Mercado	Luis	A	3,000	*	2,000	1,000	*
Busquets Llorens	Antonio	R	30,000	*	20,000	10,000	*
Busquets Llorens	David		15,000	*	10,000	5,000	*
Busquets Llorens	Miguel	S	15,000	*	10,000	5,000	*
Busquets Llorens	Salvador		15,000	*	10,000	5,000	*
Buxeda Dacri	Roberto	M	3,000	*	2,000	1,000	*
Caballero Lopez	Celso	R	3,000	*	1,500	1,500	*
Cabrera Chico	Carmen	E	6,000	*	2,000	4,000	*
Cabrera Maldonado	Nereida		20,820	*	13,880	6,940	*
Caceres Muskus	Juan	B	3,000	*	2,000	1,000	*
Cacho Tossas	Jose	R	3,000	*	2,000	1,000	*
Cadilla Rebolledo	Maria	T	48,000	*	32,000	16,000	*
Calderon Rodriguez	Rafael	E	3,000	*	1,000	2,000	*
Calzada Santiago	Manuel	E	48,000	*	32,000	16,000	*
Campoamor Redin	Orlando		6,000	*	4,000	2,000	*
Campos Jovel	Jose	F	6,000	*	2,000	4,000	*
Canabal Lopez	Manuel	A	18,000	*	12,000	6,000	*
Cangiano Rivera	Jose	L	27,000	*	18,000	9,000	*
Canino Laporte	Godofredo		6,000	*	3,000	3,000	*
Capella Acevedo	Antonio		30,000	*	15,000	15,000	*
Capellan Cuevas	Jose	A	6,000	*	4,000	2,000	*
* Less than one percent
Capo Garza	Leticia		4,000	*	1,500	2,500	*
Capo Truyol	Enrique	R	18,000	*	9,000	9,000	*
Carazo Castillo	Jorge	A	18,000	*	9,000	9,000	*
Cardona Martinez	Alicia		9,000	*	6,000	3,000	*
Cardona Miranda	Ivan		3,000	*	2,000	1,000	*
Cardona Ramirez	Oscar		15,000	*	10,000	5,000	*
Carlo Izquierdo	Jose	R	6,000	*	1,000	5,000	*
Carlos Ortega	Ramon		48,000	*	32,000	16,000	*
Carrera	Lilliam	B	63,000	*	12,000	51,000	*
Carrera del Moral	Jorge	D	63,000	*	31,500	31,500	*
Carreras Davila	Jose	A	15,000	*	10,000	5,000	*
Carro Soto	Ana del P.		4,125	*	2,750	1,500	*
Carro Soto	Jose	A	4,125	*	2,750	1,500	*
Carro Soto	Luis	E	4,125	*	2,750	1,500	*
Carro Soto	Manuel	F	4,125	*	2,750	1,500	*
Cartagena Garcia	Horacio		18,000	*	12,000	6,000	*
Casals	Ana		33,000	*	22,000	11,000	*
Casanova Diaz	Angel	S	63,000	*	42,000	21,000	*
Casanova Gonzalez	Antonio	J	3,000	*	2,000	1,000	*
Cases Mayoral	Hector	J	12,000	*	3,000	9,000	*
Casillas Jimenez	Salvador	G	6,000	*	4,000	2,000	*
Castaing Torres Jr	Pedro	A	21,000	*	14,000	7,000	*
Castaner Barcelo	Juan	C	18,000	*	12,000	6,000	*
Castañer Mattei	Alberto	A	45,000	*	30,000	15,000	*
Castells Rodriguez	Martina		3,000	*	2,000	1,000	*
Castillo Rivera	Ruben	I	15,000	*	10,000	5,000	*
Castrillo Cruz	Rafael	H	18,000	*	12,000	6,000	*

Castro Borges	Jose	R	27,000	*	18,000	9,000	*
Castro de Suarez	Carmen		6,000	*	4,000	2,000	*
Catasus	Ubaldo	A	6,000	*	4,000	2,000	*
Cerra Fernandez	María	D	9,000	*	6,000	3,000	*
Cerra Fernandez	Domingo		9,000	*	6,000	3,000	*
Cerra Fernandez	Javier		12,000	*	8,000	4,000	*
Cestero Aguilar	Herman	J	15,000	*	10,000	5,000	*
Chiques Byer	Carlos	M	18,000	*	12,000	6,000	*
Cintron Clos	Sonia	M	3,000	*	2,000	1,000	*
Cintron Colon	Marie		3,000	*	2,000	1,000	*
Cintron Rivera	Angel	A	36,000	*	24,000	12,000	*
Cintron Valle	Cesar		33,000	*	22,000	11,000	*
Claudio Villamil	Jaime	J	15,000	*	10,000	5,000	*
Clavell Mayoral	Ulises	M	15,000	*	10,000	5,000	*
Clavell Rodriguez	Luis	A	51,000	*	17,000	34,000	*
Cobian Tormos	Modesto	L	63,000	*	42,000	21,000	*
Colberg Comas	Wallace	A	33,000	*	22,000	11,000	*
Colberg Pujols	Pedro	N	30,000	*	20,000	10,000	*
Collazo Leandry	Armando	J	21,000	*	14,000	7,000	*
Collazo Lizardi	Diego	H	27,000	*	18,000	9,000	*
Collazo Lopez	Leonardo		3,000	*	2,000	1,000	*
Colom Aviles	Jesus	A	63,000	*	41,000	22,000	*
Colom Aviles	Vicente		15,000	*	10,000	5,000	*
Colon Arvelo	Cristino	R	63,000	*	42,000	21,000	*
Colon Bennett	Jeffrey	E	63,000	*	42,000	21,000	*
Colon de Jimenez	Ana	L	6,000	*	4,000	2,000	*
* Less than one percent
Colon Leon	Jose	R	3,000	*	1,998	1,002	*
Colon Marcano	Jose	A	6,000	*	4,000	2,000	*
Colon Morales	Miguel	A	45,000	*	14,850	30,150	*
Colon Pagan	Juan	R	6,000	*	4,000	2,000	*
Colon Perez	Jose	R	9,000	*	6,000	3,000	*
Colon Perez	Miguel		9,000	*	3,000	6,000	*
Colon Perez	Rene		15,000	*	7,500	7,500	*
Colon Rodriguez	Filiberto		6,000	*	2,000	4,000	*
Colon Santini	Juan luis	L	15,000	*	4,000	11,000	*
Colon Trabal	Carmen		3,000	*	1,000	2,000	*
Colon Vaquer	Jose	M	9,000	*	6,000	3,000	*
Colon Vega	Gildred		3,000	*	2,000	1,000	*
Colon Vicenty	Marta	I	15,000	*	10,000	5,000	*
Comas Rosado	Francisco		6,000	*	4,000	2,000	*
Comas Urrutia	Arsenio	C	6,000	*	4,000	2,000	*
Cordero Casillas	Jose		6,000	*	4,000	2,000	*
Cordova Lopez	Arturo	R	3,000	*	1,000	2,000	*
Correa Agosto	Maritza		3,000	*	1,000	2,000	*
Correa Aponte	Jose	N	27,000	*	12,000	15,000	*
Correa Ayala	Roberto		18,000	*	12,000	6,000	*
Correa Jusino	Francisco		15,000	*	8,000	7,000	*
Corretjer Benvenutti	Antonio	L	63,000	*	21,000	42,000	*
Corretjer Benvenutti	Otto		3,000	*	1,000	2,000	*
Corretjer Charneco	Rafael		15,000	*	10,000	5,000	*
Corretjer Vicente	Ileana	A	3,000	*	2,000	1,000	*
Costas Elena	Antonio		63,000	*	21,000	42,000	*
Crespo Roman	Carmelo		15,000	*	10,000	5,000	*
Cruz Cruz	Jose	R	27,000	*	18,000	9,000	*
Cruz Garcia	Cesar	P	3,000	*	2,000	1,000	*
Cruz Hernandez	Hector	B	15,000	*	10,000	5,000	*
Cruz Mena	Rafael	A	3,000	*	2,000	1,000	*
Cruz Minguela	Marian	L	3,000	*	2,000	1,000	*
Cruz Santana	Alma	M	3,000	*	2,000	1,000	*
Cruz-Igartua Rivera	Ariel		3,000	*	2,000	1,000	*
Cuesta Rodriguez	Alfonso		3,000	*	2,000	1,000	*

* Less than one percent

					Shares of Common Stock Sold in this Offering
			Shares of Common Stock Beneficially Owned before this Offering			Shares of Common Stock Beneficially Owned after this Offering
Last Name
	First Name	MI	Number	Percentage	Number	Number	Percentage
Cuevas Brunet	Edwin		3,000	*	2,000	1,000	*
Cuevas Soldevila	Giselle	M	3,000	*	2,000	1,000	*
Cuevas Soldevila	Maria	C	3,000	*	2,000	1,000	*
Cuevas Soldevila	Mayra	M	3,000	*	1,000	2,000	*
Cuevas Soldevila	Orlando	S	3,000	*	2,000	1,000	*
Cummings Carrero	Luis	E	6,000	*	1,000	5,000	*
Cummings Carrero	Roberto		3,000	*	1,500	1,500	*
Cummings Garcia	Luis	E	57,000	*	19,000	38,000	*
Curbelo Piza	Pablo	G	9,000	*	6,000	3,000	*
Curet Crespo	Jose	A	18,000	*	12,000	6,000	*
Curet Cuevas	Jose Orlando		6,000	*	4,000	2,000	*
Davila Acosta	Rafael	A	18,000	*	12,000	6,000	*
Davila Fernandez	Mario	R	18,000	*	6,000	12,000	*
Davila Lopez	Juan	A	6,000	*	4,000	2,000	*
Davila Martinez	Gladimiro		6,000	*	2,000	4,000	*
Davila Rotger	Carmen		27,000	*	18,000	9,000	*
De Cardona Greaves	Ethel	B	12,000	*	8,000	4,000	*
De Cardona Greaves	Jose	N	12,000	*	8,000	4,000	*
De Cardona Greaves	Richard	D	12,000	*	8,000	4,000	*
De Jesus	Manuel	A	63,000	*	21,000	42,000	*
De Jesus Carbonell	Ramon		3,000	*	2,000	1,000	*
De Jesus Quiñones	Felipe	N	24,000	*	16,000	8,000	*
De Jesus Toro	Jose Alberto		3,000	*	2,000	1,000	*
De Juan Gatell	Manuel	R	3,000	*	2,000	1,000	*
De Leon Prieto	Jose Noel		21,000	*	14,000	7,000	*
De Leon Roig	Noel	S	6,000	*	4,000	2,000	*
De Paz Reyes	Bernardo	A	30,000	*	20,000	10,000	*
Del Valle Biascoechea	Carlos		6,000	*	4,000	2,000	*
Delgado Ortiz	Blas		3,000	*	2,000	1,000	*
Delgado Rodriguez	Juan	A	15,000	*	10,000	5,000	*
Delgado Rodriguez	Ruben	N	60,000	*	15,000	45,000	*
Dexter	Donald	F	15,000	*	10,000	5,000	*
Diaz Bonnet	Victor	M	36,000	*	18,000	18,000	*
Diaz Canales	Fernando	L	30,000	*	20,000	10,000	*
Diaz Cuevas	Bernardo		3,000	*	2,000	1,000	*
Diaz del Valle	Eduardo		6,000	*	4,000	2,000	*
Diaz Lugo	Maritza	I	3,000	*	2,000	1,000	*
Diaz Martinez	Hector	F	27,000	*	10,000	17,000	*
Diaz Martinez	Rafael	A	15,000	*	10,000	5,000	*
Diaz Mendez	Rafael	B	15,000	*	10,000	5,000	*
Diaz Negron	Severiano		15,000	*	3,000	12,000	*
Diaz Pinto	Hector	F	6,000	*	2,000	4,000	*
Diaz Ramos	Nestor	E	30,000	*	20,000	10,000	*
Diaz Sanchez	Eduardo	R	3,000	*	2,000	1,000	*
Diaz Torres	Heriberto		27,000	*	18,000	9,000	*
Diaz Torres	Porfirio	E	9,000	*	3,000	6,000	*
Diaz Vazquez	Ruben		3,000	*	1,000	2,000	*
Diez Rivas	Federico		63,000	*	42,000	21,000	*
Dorrington de Gutierrez	Elsie		3,000	*	1,000	2,000	*
Encarnacion Canino	Gaspar		36,000	*	24,000	12,000	*
Etienne Pierre	Rufus		3,000	*	1,000	2,000	*
Falcon Matos	Carlos	A	3,000	*	2,000	1,000	*
Faura Clavell	Luis	E	15,000	*	10,000	5,000	*
Feijoo Gonzalez	Jose	E	6,000	*	2,000	4,000	*
Feliciano Rodriguez	Hector	A	15,000	*	5,000	10,000	*
Feliciano Rodriguez	Lino		48,000	*	32,000	16,000	*
Feliciano Sepulveda	Jose	I	15,000	*	7,500	7,500	*
Fernandez Carbia	Alberto		3,000	*	2,000	1,000	*
Fernandez Cerra	Eugenio		63,000	*	42,000	21,000	*
Fernandez Duran	Antonio		15,000	*	10,000	5,000	*

Fernandez Duran	Guillermo		3,000	*	1,000	2,000	*
Fernandez Feliberti	Rafael		27,000	*	18,000	9,000	*
Fernandez Fernandez-Vanga	Carmen	T	18,000	*	12,000	6,000	*
Fernandez Grovas	Guillermo		12,000	*	4,000	8,000	*
Fernandez Jaquete	Enrique		6,000	*	1,000	5,000	*
Fernandez Lugo	Orlando	S	3,000	*	2,000	1,000	*
Fernandez Martinez	Jose		24,000	*	16,000	8,000	*
Fernandez Maymi	Carlos		3,000	*	2,000	1,000	*
Fernandez Pedro	Cesar		18,000	*	12,000	6,000	*
Fernandez Pereyo	Jose	L	3,000	*	2,000	1,000	*
Fernandez Pla	Restituto		63,000	*	40,000	23,000	*
Fernandez Rivera	Sonia		3,000	*	2,000	1,000	*
Fernandez Santos	Francisco	J	63,000	*	21,000	42,000	*
Fernandez Sein	Alicia		3,000	*	1,000	2,000	*
Ferre	Tiody		12,000	*	4,000	8,000	*
Ferrer Montalvo	Norman	S	18,000	*	12,000	6,000	*
Ferrer Piñero	Lilliane		63,000	*	21,000	42,000	*
Ferrer Torres	Dimas	J	6,000	*	4,000	2,000	*
Ferrer Vicente	Ana Maria		9,000	*	6,000	3,000	*
Figueroa Colon	Jose	J	33,000	*	22,000	11,000	*
Figueroa Lebron	Ramon	E	27,000	*	9,000	18,000	*
Figueroa Longo	Juan	G	6,000	*	4,000	2,000	*
Figueroa Otero	Ivan		39,000	*	13,000	26,000	*
Figueroa Roure	Myrna	S	3,000	*	1,000	2,000	*
Fiol Lay	Carol	J	8,250	*	5,500	2,750	*
Fiol Lay	Lidia	A	8,250	*	5,500	2,750	*
Fiol Lay	Mary	E	8,250	*	5,500	2,750	*
Fiol Lay	Gloria		8,250	*	5,500	2,750	*
* Less than one percent
Flax Jaffe	Herman	J	63,000	*	3,000	60,000	*
Fleisher Roseman	Tobias	L	30,000	*	20,000	10,000	*
Flores Cheverez	Victor	L	15,000	*	5,000	10,000	*
Flores de Hostos	Eddy		3,000	*	1,000	2,000	*
Flores Gallardo	Arturo		15,000	*	10,000	5,000	*
Font Zelinski	Vicente		63,000	*	42,000	21,000	*
Fontanet Perfecto	Hector	O	27,000	*	9,000	18,000	*
Fortuna Evangelista	Andres		6,000	*	1,000	5,000	*
Fortuño Carmona	Roberto	F	48,000	*	16,000	32,000	*
Fortuño Moscoso	Luis	E	33,000	*	11,000	22,000	*
Fossas Feliu	Jose	A	3,000	*	2,000	1,000	*
Fossas Lopez-Cepero	Jose	L	27,000	*	18,000	9,000	*
Fraguada Perez	Luis Antonio		9,000	*	6,000	3,000	*
Frame de Marie	Stephen	J	15,000	*	10,000	5,000	*
Franceschi Conde	Raul		30,000	*	18,000	12,000	*
Franceschini Ortiz	Rene		6,000	*	4,000	2,000	*
Franceschini Pascual	Carmen	N	3,000	*	1,000	2,000	*
Franco Linares	Alejandro	E	9,000	*	6,000	3,000	*
Franco Molini	Carlos	M	6,000	*	4,000	2,000	*
Fred Santana	Roberto	R	3,000	*	2,000	1,000	*
Frias Arias	Alberto	E	3,000	*	2,000	1,000	*
Frontera Colley	Antonio		18,000	*	12,000	6,000	*
Frontera Lluch	Enrique		3,000	*	1,000	2,000	*
Frontera Mayoral	Fernando	E	15,000	*	5,000	10,000	*
Frontera Rodriguez	Herminio		6,000	*	4,000	2,000	*
Frontera Vicens	Miguel	A	3,000	*	2,000	1,000	*
Fuentes Ramos	Jose	A	9,000	*	6,000	3,000	*
Fuertes Bachman	Alberto		9,000	*	6,000	3,000	*
Fuertes Bachman	Jorge Luis	B	9,000	*	3,000	6,000	*
Fuertes Bachman	Jose Alberto	R	9,000	*	3,000	6,000	*
Fuertes Bachman	Lillian	R	9,000	*	3,000	6,000	*
Fuertes Bachman	Maria	A	9,000	*	6,000	3,000	*

Fuertes Bachman	Miguel	A	9,000	*	3,000	6,000	*
Fuertes Bachman	Ricardo	T	9,000	*	3,000	6,000	*
Fumero Aguilo	Jose	O	9,000	*	6,000	3,000	*
Fuste Gonzalez	Mercedes del	R	15,000	*	7,500	7,500	*
Fuster Gonzalez	Jaime	L	6,000	*	2,000	4,000	*
Galindez Antelo	William		30,000	*	20,000	10,000	*
Gallardo Mendez	Rafael	A	6,000	*	4,000	2,000	*
Gamble	Elsie	G	9,000	*	6,000	3,000	*
Gandara Gonzalez	Maria	T	6,000	*	2,000	4,000	*
Gandia Mantaras	Luis	T	15,000	*	5,000	10,000	*
Garau Diaz	Guillermo		3,000	*	2,000	1,000	*
Garau Diaz	Ivan		3,000	*	2,000	1,000	*
Garayalde Cotroneo	Glenn	J	3,000	*	1,000	2,000	*
Garcia Aguirre	Augusto	C	15,000	*	5,000	10,000	*
Garcia Bird	Jorge		30,000	*	20,000	10,000	*
Garcia Bulls	Aureo	B	3,000	*	2,000	1,000	*
Garcia Gubern	Carlos	F	18,000	*	12,000	6,000	*
Garcia Margarida	Miguel	A	18,000	*	12,000	6,000	*
Garcia Moliner	Lucio		18,000	*	12,000	6,000	*
Garcia Montes de Oca	Carlos		63,000	*	42,000	21,000	*
Garcia Narvaez	Maria	T	6,000	*	4,000	2,000	*
Garcia Normandia	Hector Luis		3,000	*	2,000	1,000	*
Garcia Quiroga	Judith		63,000	*	15,000	48,000	*
Garcia Ramirez	Ivan	H	63,000	*	42,000	21,000	*
Garcia Ramos	Carlos	H	12,000	*	8,000	4,000	*
Garcia Rivera	Olga	N	3,000	*	2,000	1,000	*
Garcia Saavedra	Jaime		18,000	*	12,000	6,000	*
Garcia Santaliz	Domingo		3,000	*	2,000	1,000	*
Garcia Santiago	Jose	G	9,000	*	3,000	6,000	*
Garcia Trias	David	E	9,000	*	4,500	4,500	*
Garcia Trias	Edgardo	A	9,000	*	5,000	4,000	*
Garraton Martin	Fanny	M	15,000	*	10,000	5,000	*
Garraton Martin	Luis		15,000	*	10,000	5,000	*
Garrido Carrascon	Jose		6,000	*	3,000	3,000	*
Garza de Capo	Judith	G	15,000	*	7,500	7,500	*
Gavillan Pabon	Pedro		27,000	*	18,000	9,000	*
Geigel de Olivieri	Ana	A	15,000	*	10,000	5,000	*
Gelabert Paredes	Ramon	E	6,000	*	1,500	4,500	*
Gil de Rubio Ocasio	Eduardo		3,000	*	2,000	1,000	*
Giusti de Jesus	Juan	B	15,000	*	5,000	10,000	*
Golderos Rodriguez	Carmen	G	6,000	*	3,000	3,000	*
Golderos Sanabria	Francisco	R	3,000	*	2,000	1,000	*
Gomez Lopez	Juan Ramon		6,000	*	4,000	2,000	*
Gomez Madrazo	Emilio	J	12,000	*	8,000	4,000	*
Gomez Vazquez	Maria	A	3,000	*	2,000	1,000	*
Gonzalez Berdecia	Carlos		6,000	*	4,000	2,000	*
Gonzalez Boneta	Benigno	T	18,000	*	12,000	6,000	*
Gonzalez Cordova	Olga	B	15,000	*	10,000	5,000	*
Gonzalez Cruz	Julio	E	6,000	*	4,000	2,000	*
Gonzalez del Rosario	Segundo		6,000	*	4,000	2,000	*
Gonzalez Diaz	Juan		9,000	*	6,000	3,000	*
Gonzalez Flores	Bernardino		15,000	*	5,000	10,000	*
Gonzalez Flores	Jose R	R	15,000	*	10,000	5,000	*
* Less than one percent
Gonzalez Inclan	Carlos	A	3,000	*	2,000	1,000	*
Gonzalez Inclan	Carmen	E	3,000	*	2,000	1,000	*
Gonzalez Inclan	Eduardo	J	3,000	*	2,000	1,000	*
Gonzalez Inclan	Jose	R	6,000	*	4,000	2,000	*
Gonzalez Inclan	Maria de L.		3,000	*	2,000	1,000	*
Gonzalez Mendez	Mabel		3,000	*	2,000	1,000	*
Gonzalez Navedo	Edwin		3,000	*	1,000	2,000	*
Gonzalez Pimentel	Victor	M	6,000	*	4,000	2,000	*

Gonzalez Ramos	Reinaldo		9,000	*	6,000	3,000	*
Gonzalez Rios	Antonio		18,000	*	6,000	12,000	*
Gonzalez Robison	Gloria	G	1,000	*	666	334	*
Gonzalez Robison	Hugh		1,000	*	666	334	*
Gonzalez Robison	Jaime	E	1,000	*	666	334	*
Gonzalez Sanchez	German		6,000	*	2,000	4,000	*
Gonzalez Sepulveda	Jose	A	27,000	*	9,000	18,000	*
Grillo Alverio	Juan	E	6,000	*	4,000	2,000	*
Guardiola Cruzado	Armando	J	18,000	*	8,000	10,000	*
Guerra Ibanez	Juan	C	9,000	*	4,500	4,500	*
Guerra Ibanez	Ricardo		9,000	*	6,000	3,000	*
Guerrero Preston	Juan		3,000	*	2,000	1,000	*
Guerrero Preston	Margarita		3,000	*	2,000	1,000	*
Guerrero Preston	Maria del Carmen		3,000	*	2,000	1,000	*
Guerrero Preston	Maria	E	3,000	*	2,000	1,000	*
Guerrero Preston	Rafael	E	3,000	*	2,000	1,000	*
Guerrero Preston	Teresa	E	3,000	*	2,000	1,000	*
Gutierrez Camacho	Jorge	H	3,000	*	1,000	2,000	*
Guzman Acosta	Manuel		18,000	*	12,000	6,000	*
Guzman Freire	Julio	E	3,000	*	2,000	1,000	*
Guzman Lopez	Luis	R	63,000	*	42,000	21,000	*
Guzman Rodriguez	Norma	J	3,000	*	1,000	2,000	*
Haddad Zouain	Mario	A	3,000	*	1,000	2,000	*
Hammerschmidt Razuri	Cesar	R	63,000	*	42,000	21,000	*
Hau Rosa	Roberto	H	3,000	*	2,000	1,000	*
Hawayek Alemañy	Jose		30,000	*	5,000	25,000	*
Hernandez Denton	Federico		21,000	*	7,000	14,000	*
Hernandez Denton	Gabriel		36,000	*	15,000	21,000	*
Hernandez Feliciano	Tomas		15,000	*	10,000	5,000	*
Hernandez Garcia	Cesar	R	6,000	*	4,000	2,000	*
Hernandez Guash	Rayda	N	3,000	*	2,000	1,000	*
Hernandez Lopez	Oscar	A	3,000	*	2,000	1,000	*
Hernandez Lopez de Victoria	Juan	D	3,000	*	2,000	1,000	*
Hernandez Martinez	Pedro		21,000	*	11,000	10,000	*
Hernandez Michels	Angela		33,000	*	22,000	11,000	*
Hernandez Perez	Victor	M	15,000	*	10,000	5,000	*
Hernandez Ramos	Prisco		27,000	*	18,000	9,000	*
* Less than one percent
Hernandez Ricoff	Bethzaida		15,000	*	7,500	7,500	*
Hernandez Rodriguez	Eduardo		3,000	*	2,000	1,000	*
Hernandez Velazquez	Jose		45,000	*	30,000	15,000	*
Herrero Rovira	Francisco		3,000	*	2,000	1,000	*
Hidalgo	Hector	O	21,000	*	14,000	7,000	*
Hidalgo Gorbea	Hector	L	21,000	*	14,000	7,000	*
Hidalgo Walker	Karen		21,000	*	14,000	7,000	*
Hoyos Precssas	Guillermo	J	6,000	*	4,000	2,000	*
Iguina de la Rosa	María del C.		15,000	*	1,500	13,500	*
Iguina Mora	Martin	A	63,000	*	20,790	42,210	*
Inclan Fontanals	Carmina		42,000	*	28,000	14,000	*
Infanzon Olivieri	Julia	I	63,000	*	21,000	42,000	*
Irizarry Bonilla	Pablo	E	3,000	*	2,000	1,000	*
Irizarry Bulls	Edgar		63,000	*	39,000	24,000	*
Irizarry Colon	Nilda		15,000	*	5,000	10,000	*
Irizarry Perez	Luis	A	18,000	*	12,000	6,000	*
Isales Davis	Luis	M	63,000	*	21,000	42,000	*
Isales Davis	Ramon		48,000	*	32,000	16,000	*
Iturrino Rodriguez	Jose	L	63,000	*	21,000	42,000	*
Izquierdo Mora	Luis	A	63,000	*	42,000	21,000	*
Jaskille Erdmann	Francisco	M	3,000	*	2,000	1,000	*
Jimenez Amadeo	Frances Ann		15,000	*	10,000	5,000	*
Jimenez Barreras	Jose Luis		6,000	*	1,500	4,500	*

* Less than one percent

					Shares of Common Stock Sold in this Offering
			Shares of Common Stock Beneficially Owned before this Offering			Shares of Common Stock Beneficially Owned after this Offering
Last Name
	First Name	MI	Number	Percentage	Number	Number	Percentage
Jimenez Blazquez	Fausto		27,000	*	9,000	18,000	*
Jimenez Garcia	Jose	C	3,000	*	2,000	1,000	*
Jimenez Mercado	Juan	F	15,000	*	10,000	5,000	*
Jimenez Ortiz	Emilio		6,000	*	4,000	2,000	*
Jimenez Robinson	Carlos	E	30,000	*	10,000	20,000	*
Jimenez Robinson	Tomas		39,000	*	26,000	13,000	*
Jimenez Rodriguez	Juan	A	3,000	*	1,000	2,000	*
Jimenez Torres	Carlos	F	63,000	*	31,500	31,500	*
Jimenez Velez	Jose	L	63,000	*	42,000	21,000	*
Juarbe Santos	Charles		3,000	*	1,000	2,000	*
Julia de Hernandez	Carmen		6,000	*	4,000	2,000	*
Jurado Perez	Juan	A	6,000	*	4,000	2,000	*
Justiniano Justiniano	Eric		3,000	*	1,000	2,000	*
Kerr Selgas	David		6,000	*	4,000	2,000	*
Key Nieves	Carlos	E	18,000	*	12,000	6,000	*
Kindy Schrock	Paul	E	15,000	*	10,000	5,000	*
Laborde	Ida		5,000	*	1,666	3,334	*
Laboy Figueroa	Ernesto	R	9,000	*	6,000	3,000	*
Laboy Ramos	Vicente		3,000	*	2,000	1,000	*
Laguillo Rodriguez	Pascasio		3,000	*	2,000	1,000	*
Laguillo Torres	Edgardo	R	15,000	*	3,000	12,000	*
Landron Guardiola	Jose	R	15,000	*	10,000	5,000	*
Lao Sam	Florencio		9,000	*	6,000	3,000	*
Laracuente Vazquez	Pedro		3,000	*	1,000	2,000	*
Lasala Aleman	Javier		12,000	*	8,000	4,000	*
Lasala Rois	Victoria	E	6,000	*	4,000	2,000	*
Lastra Calderon	Pedro	L	3,000	*	2,000	1,000	*
Latimer	Jose	R	18,000	*	12,000	6,000	*
Latoni Cabanillas	David		15,000	*	5,000	10,000	*
Lazaro Garcia	Pedro		18,000	*	12,000	6,000	*
Lazzarini Lugo	Sigfrido		18,000	*	9,000	9,000	*
Lebron de Sanz	Benicia		3,000	*	2,000	1,000	*
Lebron Laborde	Alexis	J	3,000	*	2,000	1,000	*
Lebron Lebron	Roberto		3,000	*	2,000	1,000	*
Lee Pimentel	Charles	J	15,000	*	10,000	5,000	*
Leon Garcia	Ana	M	13,500	*	3,000	10,500	*
Lespier Santiago	Rosa	M	15,000	*	5,000	10,000	*
Levy Anduze	Alicia	M	12,750	*	8,500	4,250	*
Levy Anduze	Elaine	M	12,750	*	8,500	4,250	*
Liaño Mera	Angel	L	3,000	*	2,000	1,000	*
Lightbourn	Evelyn	G	27,000	*	8,910	18,090	*
Lizardo Vidal	Francis		48,000	*	32,000	16,000	*
Llado Gonzalez	Ivan Jose		15,000	*	10,000	5,000	*
Llavona Folguera	Alexia	T	10,800	*	7,200	3,600	*
Llavona Folguera	Angel	M	10,800	*	7,200	3,600	*
Llavona Folguera	Angel	R	10,800	*	7,200	3,600	*
Llavona Folguera	Frances	J	10,800	*	7,200	3,600	*
Llavona Folguera	Sonia	P	10,800	*	7,200	3,600	*
Llompart Garcia	Juan		63,000	*	42,000	21,000	*
Llompart Zeno	Juan	A	3,000	*	2,000	1,000	*
Llona Sanchez	Antonio		18,000	*	6,000	12,000	*
Llorens Perez	Santiago		3,000	*	2,000	1,000	*
Lluberas Gonzalez	Arturo	F	3,000	*	1,000	2,000	*
Lluberas Gonzalez	Lourdes	T	3,000	*	2,000	1,000	*
Lluberas Gonzalez	Wilma	M	3,000	*	2,000	1,000	*
Lluberas Ortiz	Arturo	F	33,000	*	11,000	22,000	*
Longo Cordero	Rafael		48,000	*	32,000	16,000	*
Longo Rodriguez	Fernando	L	6,000	*	4,000	2,000	*
Lopez	Jose Eugenio		18,000	*	6,000	12,000	*
Lopez Bauza	Rafael	J	3,000	*	2,000	1,000	*

Lopez Busquets	Roberto	H	27,000	*	9,000	18,000	*
Lopez Castañon	Luis		27,000	*	18,000	9,000	*
Lopez de Victoria del Valle	Jose	R	3,000	*	2,000	1,000	*
Lopez de Victoria Vicario	Manuel	A	15,000	*	7,500	7,500	*
Lopez Enriquez	Alberto	T	30,000	*	10,000	20,000	*
Lopez Enriquez	Reynold	E	15,000	*	10,000	5,000	*
Lopez Hernandez	Wilfredo		6,000	*	2,000	4,000	*
Lopez Lopez	Edson	R	27,000	*	18,000	9,000	*
Lopez Mujica	Ricardo	J	3,000	*	2,000	1,000	*
Lopez Nieves	Myrna	I	6,000	*	4,000	2,000	*
Lopez Poueymirou	Waldo	E	27,000	*	9,000	18,000	*
Lopez Rivera	Agapito		6,000	*	4,000	2,000	*
Lopez Somolinos	Carlos		27,000	*	18,000	9,000	*
Lopez Velez	Leslie	H	25,500	*	17,000	8,500	*
Lugo d'Acosta	Samuel	E	18,000	*	12,000	6,000	*
Lugo del Toro	Alberto	E	63,000	*	42,000	21,000	*
Lugo Figueroa	Nitza		3,000	*	2,000	1,000	*
Lugo Santos	Nelson		30,000	*	10,000	20,000	*
Lugo Somolinos	Aida		6,000	*	4,000	2,000	*
Luna Flores	Luis	A	6,000	*	3,000	3,000	*
Maeso Schroder	Andres		27,000	*	18,000	9,000	*
Magraner Suarez	Miguel		6,000	*	2,000	4,000	*
Malaret Ponce de Leon	German	E	48,000	*	16,000	32,000	*
Malave Gomez	Angel	B	18,000	*	3,000	15,000	*
Maldonado Acevedo	Carlos	I	3,000	*	1,333	1,667	*
Maldonado Gonzalez	Antonio		15,000	*	10,000	5,000	*
Maldonado Guzman	Carlos	N	63,000	*	42,000	21,000	*
Maldonado Moll	Jaime	L	6,000	*	4,000	2,000	*
Maldonado Velazquez	Carlos	J	3,000	*	2,000	1,000	*
Manes Horta	Raul	B	6,000	*	4,000	2,000	*
Marcano Marcano	Rafael	A	6,000	*	4,000	2,000	*
Marchand Boneta	Juan	R	63,000	*	23,000	40,000	*
Marchand Quintero	Arturo	E	15,000	*	5,000	10,000	*
Marcial Burgos	Victor	A	63,000	*	21,000	42,000	*
Marcial Rojas	Raul	A	6,000	*	3,000	3,000	*
Marcial Seoane	Alodia		3,000	*	2,000	1,000	*
* Less than one percent
Marcial Seoane	Ana	R	3,000	*	2,000	1,000	*
Marcial Seoane	Manuel	A	6,000	*	4,000	2,000	*
Marco Borrull	Raul	V	6,000	*	3,960	2,040	*
Margarida	Carlos	J	36,000	*	23,760	12,240	*
Marin Maldonado	Daniel		9,000	*	3,000	6,000	*
Marin Rullan	Mimosa		78,000	*	24,000	54,000	*
Marini Mir	Luis	A	3,000	*	2,000	1,000	*
Marini Roman	Grace	A	3,000	*	1,000	2,000	*
Marques Goyco	Cecile		3,000	*	2,000	1,000	*
Marques Mera	Bernardo	J	6,000	*	4,000	2,000	*
Marquez Hernandez	Armando	J	3,000	*	2,000	1,000	*
Marquez Hiraldo	Carmen	M	6,000	*	4,000	2,000	*
Marrero Luna	Hector	R	3,000	*	2,000	1,000	*
Martell Ramos	Frank		6,000	*	3,000	3,000	*
Martin Casals	Aurelio	P	6,000	*	2,000	4,000	*
Martinez George	Jorge	L	3,000	*	2,000	1,000	*
Martinez Irizarry	Lorenzo		27,000	*	18,000	9,000	*
Martinez Martinez	Evelyn		6,000	*	4,000	2,000	*
Martinez Perez	Rosendo		36,000	*	12,000	24,000	*
Martinez	Maria		27,000	*	18,000	9,000	*
Martinez Rivera	Carmelo		3,000	*	2,000	1,000	*
Martinez Rodriguez	Diana	P	3,000	*	2,000	1,000	*
Martinez Rodriguez	Hugo	E	18,000	*	6,000	12,000	*
Martinez Sandin	Hugo	E	15,000	*	10,000	5,000	*

Martinez Santana	Lydia	E	3,000	*	2,000	1,000	*
Martinez Villafañe	Hector		51,000	*	17,000	34,000	*
Marty Laracuente	Emilio		3,000	*	2,000	1,000	*
Matos Malave	Jose	G	3,000	*	2,000	1,000	*
Matos Munera	Carlos	R	3,000	*	2,000	1,000	*
Matta de Juan	Belisario		6,000	*	4,000	2,000	*
Mattei Santiago	Eduardo		45,000	*	30,000	15,000	*
Mattos Nieves	Angel	M	18,000	*	9,000	9,000	*
Maymi Pagan	Gilberto		27,000	*	18,000	9,000	*
Mayol Bracero	Eduardo		6,000	*	4,000	2,000	*
Mayol Serrano	Pedro	M	3,000	*	1,000	2,000	*
Mayoral Bigas	Jorge		48,000	*	32,000	16,000	*
McConnie King	Randolph	J	63,000	*	14,000	49,000	*
Medina de la Baume	Eduardo		63,000	*	42,000	21,000	*
Medina Tollinche	Jose	T	27,000	*	18,000	9,000	*
Medina Torres	Angel	R	15,000	*	10,000	5,000	*
Mendez Beauchamp	Victor	M	27,000	*	13,500	13,500	*
Mendez Cortes	Evelyn	I	15,000	*	10,000	5,000	*
Mendez Rivera	Carmen	I	3,000	*	1,000	2,000	*
Mendez Rivera	Zenaida		6,000	*	2,000	4,000	*
Mendoza Ortiz	Juan	A	3,000	*	2,000	1,000	*
Mendoza Tesson	Mario	R	18,000	*	12,000	6,000	*
Mendoza Vallejo	Adalberto		3,000	*	2,000	1,000	*
Mennonite General Hospital			18,000	*	12,000	6,000	*
Michel Gomez	Rosa	L	3,000	*	2,000	1,000	*
Miguez Balseiro	Rafael	H	3,000	*	2,000	1,000	*
Milan Amadeo	Jose	E	15,000	*	2,500	12,500	*
Mirabal Rodriguez	Brenda		9,000	*	6,000	3,000	*
Mirabal Rodriguez	Eduardo		9,000	*	6,000	3,000	*
Miranda Ferrer	Manuel	N	33,000	*	22,000	11,000	*
Miranda Miranda	Hector	J	33,000	*	22,000	11,000	*
Miranda Rivera	Agapito		12,000	*	8,000	4,000	*
Miranda Rivera	Jose	R	3,000	*	2,000	1,000	*
Miranda Rivera	Manuel	N	33,000	*	22,000	11,000	*
Miranda Rodriguez	Ada	S	6,000	*	4,000	2,000	*
Miranda Rodriguez	Ricardo		3,000	*	1,000	2,000	*
Miranda Santiago	Valmin		15,000	*	10,000	5,000	*
* Less than one percent
Miro Sotomayor	Pedro	A	6,000	*	3,000	3,000	*
Modesti Tañon	Ney		18,000	*	6,000	12,000	*
Molina Mieses	Jose	E	18,000	*	600	17,400	*
Monroig Alfonso	Arnaldo		18,000	*	12,000	6,000	*
Monserrate Canino	Pedro	E	15,000	*	10,000	5,000	*
Monserrate Costa	Salomon	A	6,000	*	4,000	2,000	*
Montalvo Fabrellas	Eladio	F	15,000	*	10,000	5,000	*
Montalvo Mafuz	Gilda		6,825	*	4,550	2,275	*
Montalvo Mafuz	Ivonne		6,825	*	4,500	2,325	*
Montalvo Mafuz	Jose	A	6,825	*	4,550	2,275	*
Montalvo Mafuz	Maria	E	6,825	*	4,500	2,325	*
Montalvo Marrero	Jose	C	6,000	*	3,000	3,000	*
Montalvo Rodriguez	Heriberto	J	3,000	*	2,000	1,000	*
Montalvo Vega	Carlos	N	18,000	*	12,000	6,000	*
Montes Burgos	Gloria	M	6,000	*	1,200	4,800	*
Montes Esteves	Santiago		63,000	*	42,000	21,000	*
Montes Palou	Maria	E	9,000	*	6,000	3,000	*
Montes Ruiz	Juan		9,000	*	6,000	3,000	*
Montilla Amy	Eduardo		15,000	*	10,000	5,000	*
Montilla Lopez	Fernando	J	63,000	*	42,000	21,000	*
Morales Cabranes	Manuel	C	6,000	*	4,000	2,000	*
Morales Carrasquillo	Jose	R	15,000	*	10,000	5,000	*
Morales Carrasquillo	Pablo	F	18,000	*	12,000	6,000	*

Morales Otero	Luis	A	15,000	*	5,000	10,000	*
Morales Rodriguez	Pablo	L	21,000	*	14,000	7,000	*
Mulero Hernandez	Guillermo		18,000	*	6,000	12,000	*
Mundo Lopez de Victoria	Jorge	A	3,000	*	1,000	2,000	*
Muñiz Echevarria	Oscar		3,000	*	2,000	1,000	*
Muñiz Vega	Radames		63,000	*	42,000	21,000	*
Muñoz Bermudez	Armando	L	6,000	*	4,000	2,000	*
Muñoz Busquets	Jose	R	3,000	*	2,000	1,000	*
Muñoz Dones	Eloisa		15,000	*	10,000	5,000	*
Muñoz Mattei	Jorge	C	30,000	*	10,000	20,000	*
Muñoz Mattei	Jose	R	63,000	*	42,000	21,000	*
Muñoz Riera	Carlos	E	63,000	*	42,000	21,000	*
Muñoz Rodriguez	Carlos	M	3,000	*	2,000	1,000	*
Muñoz Zayas	Roberto		63,000	*	21,000	42,000	*
Murcia Valcarcel	Francisco	E	18,000	*	12,000	6,000	*
Najul Zambrana	Neyda		12,000	*	8,000	4,000	*
Najul Zambrana	Zahira		12,000	*	8,000	4,000	*
Najul Zambrana	Jose	E	21,000	*	12,000	9,000	*
Nassar Rizek	Jose	A	54,000	*	36,000	18,000	*
Navarro Porrata	Ana		36,000	*	24,000	12,000	*
Navarro Rodriguez	Nyvia	M	3,000	*	2,000	1,000	*
Nazario Cintron	Efrain		6,000	*	4,000	2,000	*
Nazario Guirau	Armando		3,000	*	2,000	1,000	*
Negron Crespo	Roberto	A	27,000	*	18,000	9,000	*
Negron Luciano	Ivette	M	3,000	*	2,000	1,000	*
Negron Vazquez	Doralma	E	3,000	*	2,000	1,000	*
Nevarez Marrero	Juan	A	3,000	*	1,000	2,000	*
* Less than one percent
Nido Stella	Roque	C	48,000	*	18,000	30,000	*
Nieves Diaz	Gil	A	6,000	*	4,000	2,000	*
Nieves Diaz	Higinio		3,000	*	1,000	2,000	*
Nieves Garnica	Pedro	L	18,000	*	11,880	6,120	*
Nieves Rivera	Erick		3,000	*	2,000	1,000	*
Nieves Torres	Jose	A	3,000	*	2,000	1,000	*
Nigaglioni Loyola	Adan		18,000	*	12,000	6,000	*
Nina de la Rosa	Emiliano		3,000	*	2,000	1,000	*
Noriega de Quintero	Elizabeth		6,000	*	2,000	4,000	*
Noya Gonzalez	Carlos	J	3,000	*	2,000	1,000	*
Noya Murati	Laura	M	24,000	*	16,000	8,000	*
Nuñez Bautista	Nelson		3,000	*	2,000	1,000	*
Ocasio Cabrera	Karen		9,045	*	6,030	3,015	*
Ocasio Cabrera	Katia	M	9,045	*	6,030	3,015	*
Ocasio Cabrera	Kermell		15,045	*	7,500	7,545	*
Ocasio Cabrera	Kim	N	15,045	*	7,225	7,820	*
Ocasio Rodriguez	Arnaldo		9,000	*	6,000	3,000	*
Olazabal Feliu	Angel		6,000	*	4,000	2,000	*
Olivencia Rabell	Humberto		6,000	*	2,000	4,000	*
Olmeda Diaz	Vilma	I	3,000	*	2,000	1,000	*
Oms Loyola	Luis	J	6,000	*	4,000	2,000	*
Oquendo Cabrera	Angel		3,000	*	2,000	1,000	*
Orea Vela	Juana		3,000	*	2,000	1,000	*
Orobitg Brenes	Francisco	J	63,000	*	42,000	21,000	*
Oronoz Mendez	Joaquin		6,000	*	4,000	2,000	*
Orozco Bonnin	Pilar		30,000	*	20,000	10,000	*
Ortega Perez	Jose Luis		3,000	*	2,000	1,000	*
Ortega Torres	Leticia		3,000	*	1,000	2,000	*
Ortega Torres	Maximino		6,000	*	4,000	2,000	*
Ortiz Camacho	Martin		3,000	*	2,000	1,000	*
Ortiz Cerezo	Pablo		6,000	*	4,000	2,000	*
Ortiz Cruz	Jose	L	3,000	*	1,000	2,000	*
Ortiz Domenech	Ramon	E	6,000	*	4,000	2,000	*

* Less than one percent

					Shares of Common Stock Sold in this Offering
			Shares of Common Stock Beneficially Owned before this Offering			Shares of Common Stock Beneficially Owned after this Offering
Last Name
	First Name	MI	Number	Percentage	Number	Number	Percentage
Ortiz Espada	Carlos	A	18,000	*	12,000	6,000	*
Ortiz Kidd	Enrique	O	15,000	*	10,000	5,000	*
Ortiz Matos	Edgardo	J	15,000	*	10,000	5,000	*
Ortiz Matos	Grace	M	9,000	*	6,000	3,000	*
Ortiz McWilliams	Julio	A	3,000	*	1,000	2,000	*
Ortiz Ortiz	Victor	A	15,000	*	10,000	5,000	*
Ortiz Pagan	Marta	R	3,000	*	2,000	1,000	*
Ortiz Quiñones	Julio	A	24,000	*	3,000	21,000	*
Ortiz Quiñones	Luis	A	6,000	*	4,000	2,000	*
Ortiz Ricard	Enid		15,000	*	10,000	5,000	*
Ortiz Rosado	Jose	A	3,000	*	1,000	2,000	*
Ortiz Sanchez	Miguel	A	15,000	*	10,000	5,000	*
Ortiz Soto	Esther		6,000	*	4,000	2,000	*
Ortiz Vega	Pablo		63,000	*	42,000	21,000	*
Otaño Davila	Manuel Etien		6,000	*	4,000	2,000	*
Otero Viera	Angel	M	12,000	*	3,000	9,000	*
Otero Viera	Carlos		6,000	*	2,000	4,000	*
Otero Viera	Jose	A	12,000	*	4,000	8,000	*
Ovalles Veloz	Eurgilia	O	3,000	*	2,000	1,000	*
Owen Bischoff	Clayton	E	15,000	*	10,000	5,000	*
Oyola Nieves	Edna	M	15,000	*	10,000	5,000	*
Pabon Vega	Angela	I	6,000	*	4,000	2,000	*
Pabon Vega	Hector	E	6,000	*	4,000	2,000	*
Pabon Vega	Maria del Pilar		6,000	*	4,000	2,000	*
Pacheco Hernandez	Eileen		3,000	*	2,000	1,000	*
Pacheco Vazquez	Roberto		3,000	*	2,000	1,000	*
Padilla Comas	Alma	L	3,000	*	2,000	1,000	*
Padilla Mendoza	Jose	S	63,000	*	42,000	21,000	*
Padilla Rosa	Eliud		15,000	*	10,000	5,000	*
Pagan Agostini	Walter		15,000	*	8,000	7,000	*
Pagan Ayala	Benjamin		6,000	*	1,000	5,000	*
Pagan Gonzalez	Benjamin		6,000	*	3,000	3,000	*
Pagan Gordils	Emilio	B	3,000	*	1,500	1,500	*
Pagani Diaz	Wilfredo		3,000	*	2,000	1,000	*
Pales Aguilo	Joaquin	R	15,000	*	10,000	5,000	*
Paoli Bruno	Ramon	N	3,000	*	2,000	1,000	*
Paravisini Vazquez	Ferdinand		54,000	*	36,000	18,000	*
Parjus Chidiac	Hector	N	3,000	*	2,000	1,000	*
Parra Montes	Raymond	M	15,000	*	10,000	5,000	*
Pasarell Juliao	Enrique	A	3,000	*	2,000	1,000	*
Pasarell Ventura	Margarita		54,000	*	36,000	18,000	*
Passalacqua Rodriguez	Fernando	A	63,000	*	16,000	47,000	*
Patron Perez	Daniel	A	9,000	*	6,000	3,000	*
Pavia Villamil	Antonio		63,000	*	42,000	21,000	*
Peguero Bodden	Digno	J	15,000	*	10,000	5,000	*
Perez Arzola	Miguel		27,000	*	9,000	18,000	*
Perez Caban	Wilfredo		15,000	*	10,000	5,000	*
Perez Diaz	Carlos	A	63,000	*	21,000	42,000	*
Perez Guadalupe	Marisol		3,000	*	2,000	1,000	*
Perez Llorens	Ibrahim		15,000	*	10,000	5,000	*
Perez Lopez	Cielomar		15,000	*	5,000	10,000	*
Perez Martinez	Rafael		3,000	*	1,500	1,500	*
Perez Ojeda	Raul	A	27,000	*	18,000	9,000	*
Perez Ortiz	Domingo		48,000	*	31,968	16,032	*
Perez Perez	Hilton	G	18,000	*	12,000	6,000	*
Perez Roig	Manuel		45,000	*	30,000	15,000	*
Perez Vega	Gladys		6,000	*	3,000	3,000	*
Perez Villamil	Rafael		3,000	*	2,000	1,000	*
Perez Vivas	Hector	F	63,000	*	38,000	25,000	*
Perez-Prieto	Manuel		18,000	*	12,000	6,000	*

Pesquera Garcia	Jose	R	3,000	*	2,000	1,000
Petrovich Monllor	Diana		33,000	*	11,000	22,000	*
Pico Bauermeister	Jose	F	45,000	*	30,000	15,000	*
Pico Santiago	Guillermo		63,000	*	42,000	21,000	*
Pijem Garcia	Jesus	E	6,000	*	4,000	2,000	*
Pineyro Cruz	Juan	R	36,000	*	12,000	24,000	*
Piovanetti Keelan	Yvette	L	51,000	*	30,000	21,000	*
Piovanetti Pietri	Enrique	J	6,000	*	2,000	4,000	*
Planell Porrata	Carlos		6,000	*	4,000	2,000	*
Polanco	Jose	E	15,000	*	5,000	10,000	*
Portela Rodriguez	Ramon	M	6,000	*	4,000	2,000	*
Pou Lines	Angel	E	15,000	*	10,000	5,000	*
Preston Giusti	Maria	E	15,000	*	10,000	5,000	*
Prieto Alustiza	Jose	R	3,000	*	2,000	1,000	*
Puebla Melon	Bernardo		15,000	*	10,000	5,000	*
* Less than one percent
Quetglas Alvarez	Miguel	A	18,000	*	12,000	6,000	*
Quevedo Bonilla	Gerardo		24,000	*	8,000	16,000	*
Quincoces Hernandez	Orlando		15,000	*	5,000	10,000	*
Quiñones Acevedo	Pablo		3,000	*	2,000	1,000	*
Quiñones Jimenez	Frank		15,000	*	10,000	5,000	*
Quiñones Segarra	Jose	G	27,000	*	18,000	9,000	*
Quiñones Whitmore	Gerardo		3,000	*	2,000	1,000	*
Quintana Peña	Julio	C	15,000	*	10,000	5,000	*
Quintero Aguilo	Mario	E	9,000	*	6,000	3,000	*
Quintero Alfaro	Jose	E	27,000	*	9,000	18,000	*
Quintero Noriega	Jose	E	3,000	*	1,000	2,000	*
Raffucci Caro	Ramon		3,000	*	2,000	1,000	*
Ramirez Ariza	Manuel	J	18,000	*	12,000	6,000	*
Ramirez Busigo	Erick	L	3,000	*	1,000	2,000	*
Ramirez Carmoega	Mario	R	63,000	*	42,000	21,000	*
Ramirez de Arellano	Ricardo		18,000	*	12,000	6,000	*
Ramirez Garcia	Joaquin	A	3,000	*	2,000	1,000	*
Ramirez Gonzalez	Carlos	E	3,000	*	1,500	1,500	*
Ramirez Irizarry	Angela	A	3,000	*	2,000	1,000	*
Ramirez Jimenez	Aurea	S	15,000	*	10,000	5,000	*
Ramirez Ortiz	Jose	M	27,000	*	18,000	9,000	*
Ramirez Pabon	Esther		3,000	*	2,000	1,000	*
Ramirez Pimentel	Jose	G	3,000	*	2,000	1,000	*
Ramirez Ramirez	Jorge	J	27,000	*	9,000	18,000	*
Ramirez Ramirez	Ricardo		48,000	*	32,000	16,000	*
Ramirez Silva	Amador		18,000	*	12,000	6,000	*
Ramirez Weiser	Rafael		63,000	*	21,000	42,000	*
Ramos Barroso	Antonio		63,000	*	42,000	21,000	*
Ramos Cruz	Alberto		63,000	*	42,000	21,000	*
Ramos Ferreri	Luis R		63,000	*	42,000	21,000	*
Ramos Gomez	Jacobo		18,000	*	12,000	6,000	*
Ramos Pereira	Raul		3,000	*	2,000	1,000	*
Ramos Ramos	Manuel		18,000	*	6,000	12,000	*
Ramos Santiago	Luis	B	18,000	*	12,000	6,000	*
Ramos Umpierre	Antonio		63,000	*	21,000	42,000	*
Ramos Umpierre	Enrique		6,000	*	4,000	2,000	*
Raub Hernandez	Joseph	R	3,000	*	2,000	1,000	*
Read	Pedro		18,000	*	12,000	6,000	*
Reichard	Roger		63,000	*	20,790	42,210	*
Rengel Mosquera	Ricardo	E	18,000	*	12,000	6,000	*
Renovales Carcador	Roberto		27,000	*	18,000	9,000	*
Reyes Laborde	Cesar	A	8,000	*	2,667	5,333	*
Riefkohl Ramirez	Waldemar		15,000	*	7,500	7,500	*
Riera Marrero	Ivan		27,000	*	18,000	9,000	*
Rifkinson	Nathan		63,000	*	42,000	21,000	*
Rios Collazo	Jose	A	3,000	*	2,000	1,000	*

Rios Roldan	Aida	M	15,000	*	10,000	5,000	*
Rios Rosa	Julio	D	63,000	*	42,000	21,000	*
Rivera Bello	Dennis	C	9,000	*	6,000	3,000	*
Rivera Bello	Maria	A	9,000	*	6,000	3,000	*
Rivera Biascochea	Zenon	A	3,000	*	1,000	2,000	*
Rivera Borges	Felix	M	18,000	*	12,000	6,000	*
Rivera Bracety	Ramon	D	15,000	*	10,000	5,000	*
Rivera Ceron	Rafael	I	6,000	*	4,000	2,000	*
Rivera Colon	Rafael		3,000	*	1,000	2,000	*
Rivera Diaz	Jorge		3,000	*	2,000	1,000	*
Rivera Gonzalez	Juan	E	6,000	*	4,000	2,000	*
Rivera Gonzalez	Luis	H	3,000	*	2,000	1,000	*
Rivera Gutierrez	Alberto	R	30,000	*	10,000	20,000	*
Rivera Gutierrez	Manuel	Z	30,000	*	10,000	20,000	*
* Less than one percent
Rivera Laboy	Angel	J	3,000	*	1,000	2,000	*
Rivera Mass	Enrique		3,000	*	2,000	1,000	*
Rivera Melendez	Marta	M	3,000	*	2,000	1,000	*
Rivera Morales	Warren	C	3,000	*	2,000	1,000	*
Rivera Nazario	Yilda	M	3,000	*	1,000	2,000	*
Rivera Ofray	Crispulo	M	6,000	*	4,000	2,000	*
Rivera Perez	Maria	N	3,000	*	2,000	1,000	*
Rivera Rivera	Nestor	O	3,000	*	2,000	1,000	*
Rivera Rodriguez	Jose	J	15,000	*	10,000	5,000	*
Rivera Rodriguez	Rodolfo		18,000	*	12,000	6,000	*
Rivera Sanfeliz	Anamirta	M	31,500	*	21,000	10,500	*
Rivera Sanfeliz	Maria	L	31,500	*	21,000	10,500	*
Rivera Torres	Fernando		3,000	*	2,000	1,000	*
Rivera Umpierre	Agnes	M	2,250	*	1,500	750	*
Rivera Umpierre	Astrid	M	2,250	*	1,500	750	*
Rivera Umpierre	Enid		2,250	*	1,500	750	*
Rivera Umpierre	Frieda		2,250	*	1,500	750	*
Rizek Nassar	Rafael		18,000	*	12,000	6,000	*
Roach	Eileen	C	9,000	*	6,000	3,000	*
Robert Ortiz	Eduardo	C	3,000	*	1,500	1,500	*
Robles Orama	Carlos		6,000	*	4,000	2,000	*
Roca Franceschi	Diego		3,000	*	2,000	1,000	*
Rodriguez Balasquide	Victor	M	12,000	*	8,000	4,000	*
Rodriguez Bermudez	Victor		3,000	*	2,000	1,000	*
Rodriguez Burgos	Miguel	A	9,000	*	3,000	6,000	*
Rodriguez Cepeda	Aristides		15,000	*	10,000	5,000	*
Rodriguez Christensen	James	A	15,000	*	10,000	5,000	*
Rodriguez del Valle	Juan		6,000	*	4,000	2,000	*
Rodriguez Fernandez	Hector	L	6,000	*	4,000	2,000	*
Rodriguez Frontera	Jose	G	33,000	*	21,978	11,022	*
Rodriguez Garcia	Jesus		18,000	*	12,000	6,000	*
Rodriguez Ginorio	Henry	A	3,000	*	1,000	2,000	*
Rodriguez Gomez	Jose	M	18,000	*	6,000	12,000	*
Rodriguez Gonzalez	Benjamin		3,000	*	2,000	1,000	*
Rodriguez Hernandez	Luis	E	3,000	*	1,000	2,000	*
Rodriguez Irizarry	Jose	G	3,000	*	1,000	2,000	*
Rodriguez Lucca	Remy		18,000	*	12,000	6,000	*
Rodriguez Malave	Ovidio		51,000	*	34,000	17,000	*
Rodriguez Marrero	Virginio		63,000	*	42,000	21,000	*
Rodriguez Martinez	Hector		3,000	*	1,000	2,000	*
Rodriguez Martinez	Roberto		27,000	*	15,000	12,000	*
Rodriguez Merced	Rafael		33,000	*	22,000	11,000	*
Rodriguez Olazagasti	Herman	A	27,000	*	9,000	18,000	*
Rodriguez Quiñones	Jose	A	15,000	*	10,000	5,000	*
Rodriguez Ramon	Andres		18,000	*	12,000	6,000	*
Rodriguez Ramos	Ramon		15,000	*	9,000	6,000	*
Rodriguez Rivera	Gilberto	L	48,000	*	32,000	16,000	*

Rodriguez Rodriguez	Ernesto		6,000	*	4,000	2,000	*
Rodriguez Rodriguez	Julio Hiram		6,000	*	4,000	2,000	*
Rodriguez Rosa	Nidza	M	6,000	*	4,000	2,000	*
Rodriguez Ruiz	Jose	A	6,000	*	2,000	4,000	*
Rodriguez Segarra	Hector	M	27,000	*	9,000	18,000	*
Rodriguez Silva	Wilmer		45,000	*	15,000	30,000	*
Rodriguez Torres	Luis	N	6,000	*	4,000	2,000	*
Rodriguez Valle	Justo	P	3,000	*	2,000	1,000	*
Rodriguez Vallecillo	Edgardo		6,000	*	1,980	4,020	*
Rodriguez Vazquez	Anali		6,000	*	2,000	4,000	*
Rodriguez Vazquez	Luis	A	6,000	*	4,000	2,000	*
Rojas Davis	Carlos		27,000	*	18,000	9,000	*
Rojas Diaz	Eli	S	27,000	*	18,000	9,000	*
Rojas Diaz	Fernando		15,000	*	10,000	5,000	*
Rolon Rivera	Eduardo	J	6,000	*	1,000	5,000	*
Roman de Jesus	Jose	C	30,000	*	10,000	20,000	*
Roman Diaz	Ramiro		6,000	*	4,000	2,000	*
Roman Lopez	Maria	M	6,000	*	3,000	3,000	*
* Less than one percent
Roman Morales	Reinaldo	L	30,000	*	20,000	10,000	*
Roman Roca	Gil	M	6,000	*	3,200	2,800	*
Romero Basso	Juan	L	63,000	*	21,000	42,000	*
Romero de Diaz	Iraida		6,000	*	4,000	2,000	*
Romero Perez Vda de Gelpi	Carmen	A	6,000	*	4,000	2,000	*
Roques Ortiz	Eliseo		30,000	*	3,000	27,000	*
Rosa Mendez	Elias	R	27,000	*	9,000	18,000	*
Rosa Perez	Cesar	E	63,000	*	42,000	21,000	*
Rosario Cardona	Regino		6,000	*	4,000	2,000	*
Rosario Lopez	Wilma	C	3,000	*	2,000	1,000	*
Rosario Sanchez	Francisco		15,000	*	10,000	5,000	*
Rosso Dominguez	Manuel	A	3,000	*	1,000	2,000	*
Ruiz Arroyo	Hiram	A	6,000	*	4,000	2,000	*
Ruiz Cestero	Sarabel		15,000	*	10,000	5,000	*
Ruiz Diaz	Nestor		3,000	*	2,000	1,000	*
Ruiz Rivera	Luis	R	15,000	*	10,000	5,000	*
Rullan Hryhorczuck	Johnny		30,000	*	20,000	10,000	*
Russe Santos	Jose	I	27,000	*	18,000	9,000	*
Saade Hurane	Guillermo	J	27,000	*	18,000	9,000	*
Sabater Quintana	Amelia		15,000	*	5,000	10,000	*
Saez Fontany	Florencio		63,000	*	42,000	21,000	*
Sainz de la Peña Bauza	Diego		3,000	*	1,000	2,000	*
Sais	Carlos	J	63,000	*	30,000	33,000	*
Saldaña Schmier	Raoul		30,000	*	20,000	10,000	*
Saldaña Sepulveda	Jose	M	30,000	*	20,000	10,000	*
Salgado Rodriguez	Carlos	A	6,000	*	4,000	2,000	*
Salichs Sotomayor	Orlando		63,000	*	42,000	21,000	*
Sampayo	Hector	M	15,000	*	10,000	5,000	*
Sanabria	John	F	48,000	*	16,000	32,000	*
Sanchez Baez	Raul		27,000	*	18,000	9,000	*
Sanchez Borrero	Rene		6,000	*	4,000	2,000	*
Sanchez Colon	Jesus	R	3,000	*	1,000	2,000	*
Sanchez Longo	Luis	P	18,000	*	12,000	6,000	*
Sanchez Martinez	Rafael	A	15,000	*	10,000	5,000	*
Sanchez Ocasio	Jose	F	3,000	*	2,000	1,000	*
Sanchez Quiñones	Alberto	E	63,000	*	31,500	31,500	*
Sanchez Valentin	Rafael	A	27,000	*	18,000	9,000	*
Sanchez Velez	Juan	M	3,000	*	2,000	1,000	*
Sanchez Velez	Nicolas	J	27,000	*	9,000	18,000	*
Santana Paracchini	Adrian	A	18,000	*	12,000	6,000	*
Santiago Acevedo	Nancy		27,000	*	9,000	18,000	*
Santiago Butler	William		3,000	*	2,000	1,000	*

* Less than one percent

					Shares of Common Stock Sold in this Offering
			Shares of Common Stock Beneficially Owned before this Offering			Shares of Common Stock Beneficially Owned after this Offering
Last Name
	First Name	MI	Number	Percentage	Number	Number	Percentage
Santiago Correa	Pedro	O	27,000	*	18,000	9,000	*
Santiago de Lopez de Victoria	Olvido		12,000	*	4,000	8,000	*
Santiago Martinez	Myrta		6,000	*	3,000	3,000	*
Santiago Perez	Dwight	M	42,000	*	28,000	14,000	*
Santini Hernandez	Vanessa		3,000	*	1,000	2,000	*
Santos Fernandez	Julio	A	57,000	*	38,000	19,000	*
Santos Gonzalez	Carmen		3,000	*	1,500	1,500	*
Santos Lebron	Iris	M	15,000	*	10,000	5,000	*
Santos Otero	Milagros		6,000	*	2,000	4,000	*
Santos Torres	Armando	J	15,000	*	10,000	5,000	*
Santos Vazquez	Alberto	D	15,000	*	10,000	5,000	*
Sanz Gonzalez	Elias		36,000	*	24,000	12,000	*
Sanz Lebron	Carmen		3,000	*	1,000	2,000	*
Sanz Ortega	Gerardo		27,000	*	18,000	9,000	*
Sarraga Audinot	Jose	A	63,000	*	42,000	21,000	*
Scarano Garcia	Carlos	F	24,000	*	8,000	16,000	*
Scarano Garcia	Jenaro		24,000	*	8,000	16,000	*
Scarano Scarano	Jenaro		3,000	*	1,000	2,000	*
Schacht	Sarah	B	3,000	*	2,000	1,000	*
Seda Ramirez	Jesus	M	15,000	*	5,000	10,000	*
Segura Marquez	Kathleen	L	6,000	*	4,000	2,000	*
Segura Marquez	Mireya		6,000	*	4,000	2,000	*
Sein Siaca	Rafael		63,000	*	42,000	21,000	*
Selles Figueroa	Ramon		27,000	*	18,000	9,000	*
Señeriz Rodriguez	Rafael		6,000	*	4,000	2,000	*
Sepulveda Pellicier	Domingo		6,000	*	4,000	2,000	*
Serrano Millan	Rosa	A	63,000	*	21,000	42,000	*
Sheplan Wolpert	Bruce	R	63,000	*	13,000	50,000	*
Sierra Garcia	Radames		15,000	*	10,000	5,000	*
Sierra Zorita	Radames		3,000	*	2,000	1,000	*
Silva Bonar	Jose	M	15,000	*	5,000	10,000	*
Silva Iglecia	Antonio	R	3,000	*	2,000	1,000	*
Silva Monge	Luis	D	63,000	*	42,000	21,000	*
Simons Garcia	Jose	A	33,000	*	11,000	22,000	*
Simons Garcia	Julio	S	30,000	*	10,000	20,000	*
Snyder Calderon	Lawrence	J	15,000	*	10,000	5,000	*
Sojo Morales	Luis	A	3,000	*	2,000	1,000	*
Soler	Hiram	R	6,000	*	4,000	2,000	*
Soler Zapata	Jose	E	63,000	*	42,000	21,000	*
Somoza Martinez	Francisco		3,000	*	2,000	1,000	*
Sosa Padilla	Miguel	A	3,000	*	1,000	2,000	*
Sosa Padro	Maria de los	A	15,000	*	5,000	10,000	*
Soto Alarcon	Jose Luis		6,000	*	4,000	2,000	*
Soto Assiego	Ana		16,500	*	11,000	5,500	*
Soto Gautier	Cesar		6,000	*	4,000	2,000	*
Soto Sola	Jose	J	27,000	*	9,000	18,000	*
Soto Tapia	Edwin		15,000	*	5,000	10,000	*
Sotomayor	Zoilo	R	24,000	*	16,000	8,000	*
Sotomayor Sifontes	Iris	J	18,000	*	12,000	6,000	*
Sotomayor Vicenty	Carlos		15,000	*	5,000	10,000	*
Stacholy Hernandez	Pedro	A	6,000	*	4,000	2,000	*
Stella Arrillaga	Hector	R	6,000	*	4,000	2,000	*
Stella Estevez	Hector	J	3,000	*	2,000	1,000	*
Stella Perez	Edgar		15,000	*	10,000	5,000	*
Suarez Benitez	Ramon	M	48,000	*	32,000	16,000	*
Suarez Castro	Jose	E	63,000	*	40,000	23,000	*
Suria Colon	Jorge	L	15,000	*	10,000	5,000	*
Surillo Feliciano	Santiago		30,000	*	18,000	12,000	*
Tavares Valle	Jose	A	30,000	*	10,000	20,000	*

Timothee Rios	Miguel	A	63,000	*	42,000	21,000	*
Tirado Gracia	Raul		3,000	*	2,000	1,000	*
Tome Diaz	Jose	M	15,000	*	5,000	10,000	*
Toro Font	Jose	A	63,000	*	42,000	21,000	*
Toro Ramirez	Jorge	R	18,000	*	12,000	6,000	*
Toro Torres	Pedro	M	6,000	*	2,000	4,000	*
Torregrosa Gallart	Jose	R	3,000	*	2,000	1,000	*
Torres Aguiar	Roberto		15,000	*	10,000	5,000	*
Torres Borges	Arturo	J	6,000	*	2,000	4,000	*
Torres Castro	Efrain		3,000	*	2,000	1,000	*
Torres Gomez	Jose	M	48,000	*	32,000	16,000	*
Torres Machin	Arturo	E	30,000	*	20,000	10,000	*
Torres Maldonado	Jose	R	63,000	*	25,200	37,800	*
Torres de Vega	Carmen	A	18,000	*	12,000	6,000	*
Torres Ramos	Carlos	M	6,000	*	4,000	2,000	*
Torres Ramos	Jose	M	48,000	*	31,680	16,320	*
Torres Reyes	Emilio		30,000	*	20,000	10,000	*
Torres Rivera	Rolando		3,000	*	1,500	1,500	*
Torres Rodriguez	Victor	M	15,000	*	5,000	10,000	*
Torres Santiago	Timoteo		15,000	*	10,000	5,000	*
Torres Velazquez	Amaryllis		6,000	*	3,000	3,000	*
Torros Romeu	Salvador		6,000	*	4,000	2,000	*
* Less than one percent
Tossas Vega	Alberto		3,000	*	2,000	1,000	*
Trautmann Peters	Mark	E	15,000	*	5,000	10,000	*
Trilla Piñero	Emilio	F	3,000	*	2,000	1,000	*
Trinidad Vidalor	Radhames		6,000	*	1,000	5,000	*
Ubiñas Burgos	Jeanne		15,000	*	10,000	5,000	*
Umpierre Zamora	Frieda		18,000	*	12,000	6,000	*
Urena Cruz	Miguel	A	9,000	*	6,000	3,000	*
Ureña Vargas	Amilcar		3,000	*	2,000	1,000	*
Urrutia Santiago	Carlos	R	15,000	*	10,000	5,000	*
Valcarcel Teruel	Marta	I	48,000	*	32,000	16,000	*
Valdes Menendez	Leoncio		15,000	*	5,000	10,000	*
Valdes Vaquero	Maritza	A	3,000	*	1,000	2,000	*
Van daalen Badillo	Larry	J	9,000	*	3,000	6,000	*
Van daalen Badillo	Marylin	M	6,000	*	4,000	2,000	*
Varela Fernandez	Alberto	M	15,000	*	10,000	5,000	*
Vargas Gonzalez	Oscar		15,000	*	5,000	10,000	*
Vargas Lopez	Margarita		15,000	*	10,000	5,000	*
Vargas Rivera	Abelardo		48,000	*	32,000	16,000	*
Vazquez Alvarez	Angel	M	3,000	*	2,000	1,000	*
Vazquez Balaguer	Salvador		3,000	*	2,000	1,000	*
Vazquez Casanova	Jose	O	36,000	*	24,000	12,000	*
Vazquez Cruz	Julio	A	3,000	*	2,000	1,000	*
Vazquez Valdes	Pedro		3,000	*	2,000	1,000	*
Vega Cortes	Carlos	F	63,000	*	42,000	21,000	*
Vega Soto	Jose	R	18,000	*	12,000	6,000	*
Vela Piñero	Rosendo	E	18,000	*	11,988	6,012	*
Velasco Cervilla	Miguel	A	9,000	*	3,000	6,000	*
Velasco Santos	Jaime	L	15,000	*	9,000	6,000	*
Velazquez de Vazquez	Esther		9,000	*	3,000	6,000	*
Velez Andujar	Wanda	G	15,000	*	10,000	5,000	*
Velilla Iglesias	Manuel		6,000	*	4,000	2,000	*
Vendrell	Nancy	W	15,000	*	7,500	7,500	*
Vendrell Benito	Gerardo	J	9,000	*	4,500	4,500	*
Vendrell Benito	Margarita	M	6,000	*	4,000	2,000	*
Vendrell Martin	Jorge		15,000	*	7,500	7,500	*
Vendrell Martin	Pedro	J	3,000	*	1,500	1,500	*
Vera Gil	Maria	O	6,000	*	4,000	2,000	*
Vicens Sastre	Enrique	A	63,000	*	42,000	21,000	*
Vidal Gilet	Jose	H	15,000	*	10,000	5,000	*

Viera Castro	Hector	J	3,000	*	2,000	1,000	*
Vigo Tosado	Miguel	A	3,000	*	2,000	1,000	*
Vila Sotomayor	Guillermo	I	6,000	*	4,000	2,000	*
Vilar Porrata	Ismael		18,000	*	12,000	6,000	*
Vilaro Grau	Juan	R	48,000	*	32,000	16,000	*
Vilella Suau	Felix	S	30,000	*	10,000	20,000	*
Villafañe Hernandez	Juan	A	3,000	*	1,500	1,500	*
Villanueva Arce	Jose	E	15,000	*	10,000	5,000	*
Viñas Sorba	Luis	A	63,000	*	42,000	21,000	*
Vives Pagan	Juan	R	15,000	*	10,000	5,000	*
Vizcarrondo Pine	Michelle	M	18,000	*	6,000	12,000	*
Walsh Davila	Alberto		9,000	*	6,000	3,000	*
Walsh Davila	Carmen	R	9,000	*	6,000	3,000	*
Walsh Davila	Frances		9,000	*	6,000	3,000	*
Walsh Davila	Mercedes		9,000	*	6,000	3,000	*
Wiltz Genova	Othon		6,000	*	4,000	2,000	*
Ysern Borras	Fernando	J	3,000	*	2,000	1,000	*
Yulian Valentin	Antonio		3,000	*	2,000	1,000	*
Yumet Chacón	Angel	M	36,000	*	23,760	12,240	*
Zambrana Ortiz	Fernando	A	3,000	*	2,000	1,000	*
Zegarra Paz	Myrna		3,000	*	2,000	1,000	*
Zerbi Ortiz	Alfonso		27,000	*	11,000	16,000	*
* Less than one percent
Zorrilla Lassus	Ramon		12,000	*	8,000	4,000	*

Total			19,247,300	71.7	10,783,241	8,464,059	26.3

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth the expenses to be incurred in connection with the issuance and distribution of the securities being registered under this Registration Statement, other than underwriting discount. All amounts, except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Transfer Agent fee are estimated. All amounts will be paid by the registrant:

Securities and Exchange Commission Registration Fee	$8,897
National Association of Securities Dealers, Inc. Filing Fee	29,480
New York Stock Exchange Listing Fee	114,780
Transfer Agent Fee	2,500
Blue Sky Fee and Expenses	0
Printing and Engraving Costs	150,000
Legal Fees and Expenses	2,750,000
Accounting Fees and Expenses	250,000
Miscellaneous	763,000

Total	$4,068,657

Item 14.    Indemnification of Directors and Officers

        The Puerto Rico General Corporation Law (PRGCL) contains detailed and comprehensive provisions providing for indemnification of directors and officers of Puerto Rico corporations against expenses, judgments, fines and settlements in connection with litigation. Under the PRGCL, such indemnification is available if it is determined that the proposed indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In actions brought by or in the right of us, such indemnification is limited to expenses (including attorneys' fees) actually and reasonably incurred in the defense or settlement of such action if the indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests. No indemnification, however, shall be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to us unless and only to the extent that the Puerto Rico Court of First Instance or the court in which the action was brought determines upon application that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. To the extent that the proposed indemnitee has been successful on the merits or otherwise in defense of any action, suit or proceeding (or any claim, issue or matter therein), he or she must be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

        Our articles provide that every person who:

  •
  is or was a director, officer or employee; or

  •
  is or was a director, officer, employee or agent of any other enterprise, serving as such at our request;

will be indemnified to the fullest extent permitted by law for all expenses and liabilities in connection with any proceeding involving the person in this capacity. We may also purchase and maintain insurance for the benefit of our present and former directors and officers.

Item 15.    Recent Sales of Unregistered Securities

        None.

Item 16.    Exhibits and Financial Statement Schedules

  (a)
  Exhibits.

Number	Description
1.1*	Form of Underwriting Agreement.
3.1
Amended and Restated Articles of Incorporation (incorporated herein by reference to Exhibit 3(i) to TSM's Annual Report on Form 10-K for the Year Ended December 31, 2006 (File No. 0-49762) and to Exhibit 3(i) to TSM's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2007 (File No. 0-49762)).
3.2	Amended and Restated Bylaws (incorporated herein by reference to Exhibit 3(ii) to TSM's Annual Report on Form 10-K for the Year Ended December 31, 2006 (File No. 0-49762)).
5.1*	Opinion of Fiddler, González & Rodríguez P.S.C.
8.1*	Opinion of Acosta & Ramirez, C.S.P., regarding certain tax matters
10.1
Puerto Rico Health Insurance Contract for the North and South-West Regions (incorporated herein by reference to Exhibit 10.1 to TSM's Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2007 (File No. 0-49762)).
10.2
Amendment to agreement between Puerto Rico Health Insurance Administration and Triple-S, Inc. for the provision of health insurance coverage to eligible population in the North and South-West regions (incorporated herein by reference to Exhibit 10.1 of TSM's Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2007 (File No. 0-49762)).
10.3	Federal Employees Health Benefits Contract (incorporated herein by reference to Exhibit 10.5 to TSM's General Form of Registration of Securities on Form 10 (File No. 0-49762)).
10.4
Credit Agreement with FirstBank Puerto Rico in the amount of $41,000,000 (incorporated herein by reference to Exhibit 10.6 to TSM's General Form of Registration of Securities on Form 10 (File No. 0-49762)).
10.5
Credit Agreement with FirstBank Puerto Rico in the amount of $20,000,000 (incorporated herein by reference to Exhibit 10.7 to TSM's General Form of Registration of Securities on Form 10 (File No. 0-49762)).
10.6	Non-Contributory Retirement Program (incorporated herein by reference to Exhibit 10.8 to TSM's General Form of Registration of Securities on Form 10 (File No. 0-49762)).
10.7	BCBSA Licensure Documents (incorporated herein by reference to Exhibit 10.10 to TSM's General Form of Registration of Securities on Form 10 (File No. 0-49762)).
10.8
Blue Shield License and other Agreements with Blue Cross Blue Shield Association (incorporated herein by reference to Exhibit 10.1 to TSM's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2007 (File No. 0-49762).
10.9*	Stock Purchase Agreement by and between Triple-S Management Corporation and Great American Financial Resources, Inc. dated December 15, 2005.

10.10
Reinsurance Agreement between Great American Life Assurance Company of Puerto Rico and Seguros de Vida Triple-S, Inc. dated December 15, 2005 (incorporated herein by reference to Exhibit 10.14 to TSM's Annual Report on Form 10-K for the Year Ended December 31, 2005 (File No. 0-49762)).
11.1
Statement re computation of per share earnings; an exhibit describing the computation of the earnings per share has been omitted as the detail necessary to determine the computation of earnings per share can be clearly determined from the material contained in Part I of this Registration Statement on Form S-1.
12.1
Statement re computation of ratios; an exhibit describing the computation of the loss ratio, expense ratio and combined ratio has been omitted as the detail necessary to determine the computation of the loss ratio, operating expense ratio and combined ratio can be clearly determined from the material contained in Part I of this Registration Statement on Form S-1.
21.1	List of Subsidiaries of Triple-S Management Corporation (incorporated herein by reference to Exhibit 21 to TSM's General Form of Registration of Securities on Form 10 (File No. 0-49762)).
23.1*	Consent of KPMG LLP.
23.2*	Consent of Fiddler, González & Rodríguez P.S.C. (included in Exhibit 5.1).
23.3*	Consent of Acosta & Ramirez, C.S.P. (included in Exhibit 8.1)
24.1*	Power of attorney (included in signature page to the initial filing of this registration statement and this Amendment No. 1).

*
Filed herein.

(b)
Financial Statement Schedules

Item 17.    Undertakings

        (a)   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

        (c)   The undersigned Registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each posteffective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Juan, Commonwealth of Puerto Rico on this 16th day of November, 2007.

TRIPLE-S MANAGEMENT CORPORATION
By:	/s/ Ramon M. Ruíz-Comas
	Name:	Ramon M. Ruíz-Comas
	Title:	President, Chief Executive Officer & Director

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Wilmer Rodríguez-Silva, Ramon M. Ruíz-Comas, and Juan Jose Román his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to the registration statement (including any post-effective amendments and any registration statements under Rule 462), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement has been signed by the following persons on November 16, 2007 in the capacities indicated.

Signature	Title

/s/ Ramon M. Ruiz-Comas Ramon M. Ruiz-Comas	President, Chief Executive Officer and Director
/s/ Juan Jose Roman Juan Jose Roman	Chief Financial Officer and Principal Accounting Officer
* Valeriano Alicea-Cruz	Director
* Jose Arturo Alvarez-Gallardo	Director
/s/ Antonio F. Faría-Soto Antonio F. Faría-Soto	Director

* Luis A. Clavell-Rodriguez	Director
* Arturo R. Cordova-Lopez	Director
* Carmen Ana Culpeper-Ramirez	Director
* Porfirio E. Diaz-Torres	Director
* Manuel Figueroa-Collazo	Director
* Jose Hawayek-Alemañy	Director
* Vicente J. Leon-Irizarry	Director
* Wilfredo Lopez-Hernandez	Director
* Miguel A. Nazario-Franco	Director
* Juan E. Rodriguez-Diaz	Director
* Wilmer Rodriguez-Silva	Director
* Jesus R. Sanchez-Colon	Director
* Adamina Soto-Martinez	Director
/s/ Jaime Morgan-Stubbe Jaime Morgan-Stubbe	Director
/s/ Roberto Muñoz-Zayas Roberto Muñoz-Zayas	Director
*By:	/s/ Ramon M. Ruíz-Comas
	Name:	Ramon M. Ruíz-Comas
	Title:	Attorney-in-fact

EXHIBIT INDEX

Number	Description
1.1*	Form of Underwriting Agreement.
3.1
Amended and Restated Articles of Incorporation (incorporated herein by reference to Exhibit 3(i) to TSM's Annual Report on Form 10-K for the Year Ended December 31, 2006 (File No. 0-49762) and to Exhibit 3(i) to TSM's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2007 (File No. 0-49762)).
3.2	Amended and Restated Bylaws (incorporated herein by reference to Exhibit 3(ii) to TSM's Annual Report on Form 10-K for the Year Ended December 31, 2006 (File No. 0-49762)).
5.1*	Opinion of Fiddler, González & Rodríguez P.S.C.
8.1*	Opinion of Acosta & Ramirez, C.S.P., regarding certain tax matters
10.1
Puerto Rico Health Insurance Contract for the North and South-West Regions (incorporated herein by reference to Exhibit 10.1 to TSM's Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2007 (File No. 0-49762)).
10.2
Amendment to agreement between Puerto Rico Health Insurance Administration and Triple-S, Inc. for the provision of health insurance coverage to eligible population in the North and South-West regions (incorporated herein by reference to Exhibit 10.1 of TSM's Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2007 (File No. 0-49762)).
10.3	Federal Employees Health Benefits Contract (incorporated herein by reference to Exhibit 10.5 to TSM's General Form of Registration of Securities on Form 10 (File No. 0-49762)).
10.4
Credit Agreement with FirstBank Puerto Rico in the amount of $41,000,000 (incorporated herein by reference to Exhibit 10.6 to TSM's General Form of Registration of Securities on Form 10 (File No. 0-49762)).
10.5
Credit Agreement with FirstBank Puerto Rico in the amount of $20,000,000 (incorporated herein by reference to Exhibit 10.7 to TSM's General Form of Registration of Securities on Form 10 (File No. 0-49762)).
10.6	Non-Contributory Retirement Program (incorporated herein by reference to Exhibit 10.8 to TSM's General Form of Registration of Securities on Form 10 (File No. 0-49762)).
10.7	BCBSA Licensure Documents (incorporated herein by reference to Exhibit 10.10 to TSM's General Form of Registration of Securities on Form 10 (File No. 0-49762)).
10.8
Blue Shield License and other Agreements with Blue Cross Blue Shield Association (incorporated herein by reference to Exhibit 10.1 to TSM's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2007 (File No. 0-49762).
10.9*	Stock Purchase Agreement by and between Triple-S Management Corporation and Great American Financial Resources, Inc. dated December 15, 2005.
10.10
Reinsurance Agreement between Great American Life Assurance Company of Puerto Rico and Seguros de Vida Triple-S, Inc. dated December 15, 2005 (incorporated herein by reference to Exhibit 10.14 to TSM's Annual Report on Form 10-K for the Year Ended December 31, 2005 (File No. 0-49762)).

11.1
Statement re computation of per share earnings; an exhibit describing the computation of the earnings per share has been omitted as the detail necessary to determine the computation of earnings per share can be clearly determined from the material contained in Part I of this Registration Statement on Form S-1.
12.1
Statement re computation of ratios; an exhibit describing the computation of the loss ratio, expense ratio and combined ratio has been omitted as the detail necessary to determine the computation of the loss ratio, operating expense ratio and combined ratio can be clearly determined from the material contained in Part I of this Registration Statement on Form S-1.
21.1	List of Subsidiaries of Triple-S Management Corporation (incorporated herein by reference to Exhibit 21 to TSM's General Form of Registration of Securities on Form 10 (File No. 0-49762)).
23.1*	Consent of KPMG LLP.
23.2*	Consent of Fiddler, González & Rodríguez P.S.C. (included in Exhibit 5.1).
23.3*	Consent of Acosta & Ramirez, C.S.P. (included in Exhibit 8.1)
24.1*	Power of attorney (included in signature page to the initial filing of this registration statement and this Amendment No. 1).

*
Filed herein.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL AND ADDITIONAL DATA
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL AND ADDITIONAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
REGULATION
MANAGEMENT
PENSION BENEFITS TABLE
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING SHAREHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
PUERTO RICO INCOME TAX CONSIDERATIONS
UNDERWRITING
SELLING RESTRICTIONS
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TRIPLE-S MANAGEMENT CORPORATION AND SUBSIDIARIES Consolidated Balance Sheets Years ended December 31, 2006 and 2005 (Dollar amounts in thousands, except per share data)
TRIPLE-S MANAGEMENT CORPORATION AND SUBSIDIARIES Consolidated Statements of Earnings Years ended December 31, 2006, 2005 and 2004 (Dollar amounts in thousands, except per share data)
TRIPLE-S MANAGEMENT CORPORATION AND SUBSIDIARIES Consolidated Statements of Stockholders' Equity and Comprehensive Income Years ended December 31, 2006, 2005 and 2004 (Dollar amounts in thousands, except per share data)
TRIPLE-S MANAGEMENT CORPORATION AND SUBSIDIARIES Consolidated Statements of Cash Flows Years ended December 31, 2006, 2005 and 2004 (Dollar amounts in thousands, except per share data)
TRIPLE-S MANAGEMENT CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements Years ended December 31, 2006, 2005 and 2004 (Dollar amounts in thousands, except per share data)
TRIPLE-S MANAGEMENT CORPORATION AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2007
TRIPLE-S MANAGEMENT CORPORATION AND SUBSIDIARIES Consolidated Balance Sheets (Dollar amounts in thousands, except per share data)
TRIPLE-S MANAGEMENT CORPORATION AND SUBSIDIARIES Consolidated Statements of Earnings (Unaudited) For the three months and nine months ended September. 30, 2007 and 2006 (Dollar amounts in thousands, except per share data)
TRIPLE-S MANAGEMENT CORPORATION AND SUBSIDIARIES Consolidated Statements of Stockholders' Equity and Comprehensive Income (Unaudited) For the nine months ended September 30, 2007 and 2006 (Dollar amounts in thousands, except per share data)
TRIPLE-S MANAGEMENT CORPORATION AND SUBSIDIARIES Consolidated Statements of Cash Flows (Unaudited) For the nine months ended September 30, 2007 and 2006 (Dollar amounts in thousands, except per share data)
TRIPLE-S MANAGEMENT CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements September 30, 2007 (Dollar amounts in thousands, except per share data) (Unaudited)
TRIPLE-S MANAGEMENT CORPORATION AND SUBSIDIARIES UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
Unaudited Pro Forma Combined Financial Statements (Dollar amounts in thousands, except per share data)
Unaudited Pro Forma Combined Statement of Earnings For the Year Ended December 31, 2006 (Dollar amounts in thousands, except per share data)
Notes to the Unaudited Pro Forma Combined Financial Statements December 31, 2006 (Dollar amounts in thousands, except per share data)
SCHEDULE II
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TRIPLE-S MANAGEMENT CORPORATION (Parent Company Only) Balance Sheets Years ended December 31, 2006 and 2005 (Dollar amounts in thousands, except per share data)
TRIPLE-S MANAGEMENT CORPORATION (Parent Company Only) Statements of Earnings Years ended December 31, 2006, 2005, and 2004 (Dollar amounts in thousands, except per share data)
TRIPLE-S MANAGEMENT CORPORATION (Parent Company Only) Statements of Stockholders' Equity and Comprehensive Income Years ended December 31, 2006, 2005, and 2004 (Dollar amounts in thousands, except per share data)
TRIPLE-S MANAGEMENT CORPORATION (Parent Company Only) Statements of Cash Flows Years ended December 31, 2006, 2005, and 2004 (Dollar amounts in thousands, except per share data)
TRIPLE-S MANAGEMENT CORPORATION (Parent Company Only) Notes to Financial Statements Years ended December 31, 2006, 2005, and 2004 (Dollar amounts in thousands, except per share data)
SCHEDULE III TRIPLE-S MANAGEMENT CORPORATION Schedule III—Supplementary Insurance Information For the years ended December 31, 2006, 2005 and 2004
SCHEDULE IV TRIPLE-S MANAGEMENT CORPORATION AND SUBSIDIARIES Schedule IV—Reinsurance For the years ended December 31, 2006, 2005 and 2004
SCHEDULE V TRIPLE-S MANAGEMENT CORPORATION AND SUBSIDIARIES Schedule V—Valuation and Qualifying Accounts For the years ended December 31, 2006, 2005 and 2004
Annex A
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX